SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2015

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Banco Santander, S.A.

Item

1	2014 Pillar III Disclosures

Exhibit 1

2014 Pillar III Disclosures

5 EXECUTIVE SUMMARY	21 CAPITAL

22 Introduction
9 MACROECONOMIC AND REGULATORY ENVIRONMENT	22 Capital function
25 Capital management

26 Capital management priorities in 2014

14 SCOPE	27 Pillar I regulatory capital

63 Pillar II economic capital

18 GLOBAL ASPECTS OF SANTANDER PILLAR 3 DISCLOSURES REPORT	69 Equity investments and capital instruments not included in the trading book

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71	RISKS

72	Corporate risk management principles

76	Credit and dilution risk

115	Credit risk - securitisations

123	Market risk

135	Liquidity risk and funding

145	Operational risk

154	Compliance, conduct and reputational risk
161	INTERNAL CONTROL FUNCTION IN THE SANTANDER GROUP

164	REMUNERATION POLICIES

176	APPENDIX

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5 Executive summary
9 Macroeconomic and regulatory environment
14 Scope
18 Background to Pillar III in the Santander Group

PILLAR III DISCLOSURES EXECUTIVE SUMMARY

1. Executive summary

1.1 Introduction

The Santander Group is one of the world’s largest financial groups. It occupies a unique position in international banking, with a strong commercial franchise and a high degree of geographical diversification.

At year-end 2014 Santander was the largest bank in the eurozone and the eleventh largest in the world by market capitalisation: EUR 88,041 million.

Its corporate purpose is to perform all manner of activities, transactions and services proper to the banking business. Its business model is centred on commercial banking products and services designed to meet the needs of personal, business and corporate customers. It has a global network of 12,951 branches, the largest of any international bank, through which it serves more than 100 million customers. Its assets amount to EUR 1,266 billion and it manages funds totalling EUR 1,428 billion for all customer segments. The Group has 3.2 million shareholders and more than 185,000 employees.

Some 88% of its revenue comes from commercial banking.

The Group is highly diversified, with a presence in ten main markets, in which it has a significant share of business. The business is well balanced between developed and emerging markets.

Note: A detailed analysis of the Santander Group’s results for 2014 is given in the economic and financial statements included in the annual report.

Commercial activity and revenue

Total revenue was EUR 42,612 million, up 1.7% compared to 2013. Excluding the impact of exchange rates, the increase was 6.2%. This represents higher quality growth, based on increases in the more commercial drivers of the revenue line (net interest income and fee and commission income), together with a fall in gains/losses on financial assets and liabilities, which accounts for only 7% of Group revenue.

Costs grew below the Group’s average inflation, assisted by business combination synergies (Spain and Poland) and the three-year efficiency and productivity plan launched at the end of 2013. The Group’s cost-to-income ratio improved by 1.1 points to reach 47%, setting us apart from our rivals.

Pre-provision profit was EUR 22,574 million.

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PILLAR III DISCLOSURES EXECUTIVE SUMMARY

Credit quality

The Group’s non-performing loans (NPL) ratio fell to 5.19%, the first annual decrease (-42 basis points) since the start of the financial crisis. The NPL coverage ratio was 67% (65% in December 2013).

Loan loss provisions fell to EUR 10,562 million (-14.4%), assisted by the good performance of the United Kingdom, Portugal, Spain and Brazil. As a result, the cost of lending (measured as loan loss provisions for the last twelve months as a percentage of average loans and receivables for the same period) fell to 1.43% (1.69% in December 2013).

Attributable profit

The Santander Group continued to increase its profit and revert to normal levels of returns, posting attributable profit of EUR 5,816 million in 2014, up 39.3% on 2013, after adjustments for retrospective application of IFRIC Interpretation 21.

This strong growth is due to the good performance of the main P&L lines and the improvement in results in practically all the business units. Most noteworthy are the improvement in commercial revenue, which returned to growth after a fall in 2013, and the downward trend in loan loss provisions, which still have further to fall. In addition, costs were contained by the efficiency and productivity plan announced last year.

Of the total profit for 2014, 44% came from developing markets and 56% from mature markets.

*	Not including discontinued real state business unit in Spain.

Balance sheet strength

Improving the liquidity position has been a priority objective of the Group’s strategy in recent years and has been achieved thanks to the Group’s capacity to acquire deposits in the retail market through its extensive branch network and the broad, diversified access to wholesale markets provided by its subsidiaries model.

In 2014 the loan-to-deposit ratio and the ratio of deposits and mid-to long-term funding to loans remained at comfortable levels, both in the Group and in the main units.

We took advantage of the more favourable, lower interest-rate market environment to issue at longer maturities and increased the liquidity reserve to nearly EUR 230,000 million.

The Group ended the year with high capital levels, which we reinforced with the EUR 7.5 billion capital raising carried out in January 2015.

Following this operation, the Group has a phase-in CET1 capital ratio of 12.2% and a fully loaded capital ratio of 9.7%. These capital levels make Santander one of the world’s most strongly capitalised banking groups, considering our business model, geographical diversification and resistance to adverse stress scenarios.

Note: to comply with one of the EDTF’s disclosure best practices, details of capital requirements and RWAs and the factors that explain the changes for each risk type are given below. For more information on the capital requirements for each risk, see Chapter 5.5.3.

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PILLAR III DISCLOSURES EXECUTIVE SUMMARY

Executive summary

Eligible capital
Millions of euros

63,782
70,483
+10.5%
2013/2014
2013
2014

Capital requirements
Millions of euros

40,516
46,866
+15.7%
2013/2014
2013
2014

Distribution of capital requirements by risk type 2014

Market risk 6%
Operational Risk 12%
Credit Risk 82%

Distribution of economic capital by risk type

Tangible assets 2%
Other 8%
Business 5%
Credit 41%
Operational 5%
Interest 4%
Market 13%
Goodwill 22%

Total capital requirements by geography 2014

USA 12%
Spain 28%
Rest of Latin America 13%
Continental Europe 13%
UK 17%
Brazil 17%

Distribution of capital requeirements for credit risk by Basel category. IRB Method

Equities 5%
Institutions 7%
Other retail 10%
Qualifying revolving retail exposures 2%
Securitisation positions or exposures 0%
Corporates 54%
Residential mortgages 22%
Central governments and central banks 0%

Capital requirements for credit risk
Millions of euros

32,680
38,462
+17.7%
2013
2014

Capital requirements for operational risk
Millions of euros

5,275
5,596
+6.1%
2013
2014

Capital requirements for market risk
Millions of euros

2,561
2,808
+9.7%
2013
2014

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PILLAR III DISCLOSURES EXECUTIVE SUMMARY

Flow Statement. Capital requirement for credit risk

Millions of euros

	Capital	RWAs
Starting figure (31/12/2013)	32,436	405,451
Changes in exposure	1,946	24,319
Perimeter of portfolios under internal models	-346	-4,329
Perimeter changes	551	6,882
Business risk changes	1,504	18,796
Changes in parameters that affect exposure	238	2,971
Methodological changes	186	2,329
Exchange rate	979	12,232
Basel III impact	1,956	24,451
Changes in credit portfolio quality	-74	-924
Ending figure (31/12/2014)	37,429	467,859

*	Does not include capital requirements for equity investments or securitisations under the IRB approach

The increase in capital requirements for credit risk is attributable mainly to three factors: the impact of Basel III on deferred tax assets, the growth of the business in Brazil and the United States, and the effect of exchange rates.

Flow Statement. Capital requirement

for market risk, internal models

Millions of euros

	Capital	RWAs
Starting figure (31/12/2013)	861	10,758
Changes in VaR/SVaR	-20	-254
IRC	-24	-304
Ending figure (31/12/2014)	816	10,200

Flow Statement. Capital requirement

for market risk, standardised approach

Millions of euros

	Capital	RWAs
Starting figure (31/12/2013)	1,101	13,767
Changes in business and inclusion of new entities	-212	-2,646
New regulations	26	329
Ending figure (31/12/2014)	916	11,450

The changes in capital requirements for market risk are mainly due to movements in the portfolios.

Flow Statement. Capital requirement

for operational risk

Millions of euros

	Capital	RWAs
Presented 2013	5,275	65,943
Acquisition of businesses of SC GE-Nordics	29	369
Acquisition of businesses of SC FECI	16	202
Exchange rate effect	124	1,553
Business risk changes	151	1,885
Presented 2014	5,596	69,952

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PILLAR III DISCLOSURES MACROECONOMIC AND REGULATORY ENVIRONMENT

2. Macroeconomic and regulatory environment

2.1. Macroeconomic environment

In 2014 the world economy grew at a rate of around 3.3%, similar to 2013 but with important differences: on the one hand, the advanced economies as a whole experienced a marked recovery, off-set by a slowdown in the emerging economies. On the other hand, the differences in cyclical position became more pronounced, both among the advanced economies and also among the emerging countries:

•	The US is currently in a strong expansionary phase. The economy expanded at rates above potential, resulting in a significant decline in unemployment and the excess of installed capacity. Inflation remained low. In these conditions, without abandoning its expansionary monetary policy stance, the Federal Reserve finally wound up its asset purchase programme.

•	The behaviour of the UK economy in 2014 was very positive. Inflation remained firmly below 2%, so that the Bank of England held the discount rate at 0.5%.

•	Euro area GDP showed a slow recovery. Inflation stood at rates close to 0%, prompting the ECB to reduce its reference rates and adopt further quantitative easing measures in the form of long-term liquidity injections (targeted longer-term refinancing operations, or TLTROs) and purchases of private sector bonds.

•	In Latin America, economic growth slowed in 2014 (1.3%, compared to 2.7% in 2013), in an international environment overshadowed by the uncertainty arising from the normalisation of US monetary policy, slower growth in China and less favourable terms of trade than in the past. Despite this slowdown, inflation picked up as a result of various supply shocks and the effect of the exchange rate depreciation of Latin American currencies.

•	Brazil recorded moderate growth, and yet unemployment remained very low. The first measures announced by the new government were well received by the markets.

•	Mexico recorded a clear improvement over the year thanks to its strong commercial ties with the US and the expectations raised by the major structural reforms.

2.2. Regulatory framework

In December 2010, with the aim of enhancing the quality, consistency and transparency of the capital base and improving risk coverage, the Basel Committee on Banking Supervision (BCBS) published a new global regulatory framework for the international capital standards (Basel III), reinforcing the requirements established in the previous frameworks (known as Basel I, Basel II and Basel 2.5). On 26 June 2013 the Basel III legal framework was incorporated in the European legal order through Directive 2013/36 (CRD IV), which repeals Directives 2006/48 and 2006/49, and Regulation 575/2013 on prudential requirements for credit institutions and investment firms (CRR).

CRD IV was introduced into Spanish law through Law 10/2014 on the ordering, supervision and solvency of credit institutions, although the regulatory implementation of this law and possible circulars by Banco de España were pending at the date of this report. The CRR is directly applicable in Member States from 1 January 2014 and repeals those lower-ranking standards that entail additional capital requirements.

The CRR provides for a phase-in period that will allow institutions to adapt gradually to the new requirements in the European Union. The phase-in arrangements have been introduced into Spanish law through Bank of Spain Circular 2/2014, with implementation starting in 2014 and ending, in some cases, in 2024. The phase-in affects both the new deductions from capital and the instruments and elements of capital that cease to be eligible as capital under the new regulations. The capital conservation buffers provided for in CRD IV will also be phased in gradually, starting in 2016 and reaching full implementation in 2019.

The Basel regulatory framework is based on three pillars. Pillar I determines the minimum capital requirement and allows for the use of internal ratings and models (AIRB Approach) to calculate risk-weighted exposures. The aim is to make the regulatory requirements more sensitive to the risks actually incurred by financial institutions in carrying on their business activities. Pillar II establishes a system of supervisory review, aimed at improving banks’ internal risk management and capital adequacy assessment in line with their risk profile. Lastly, Pillar III deals with disclosure and market discipline.

In December 2011 the European Banking Authority (EBA) published a recommendation that imposed additional capital requirements on the main European banks. These requirements are part of a package of measures adopted by the European Council in the second half of 2011 aimed at restoring stability and confidence in the European markets. The banks included in the sample were

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PILLAR III DISCLOSURES MACROECONOMIC AND REGULATORY ENVIRONMENT

required to have a Core Tier 1 capital ratio, calculated according to EBA rules, of at least 9% at 30 June 2012. On 22 July 2013, following the publication of CRD IV and the CRR, the EBA issued a new recommendation, replacing the previous requirements with a capital floor expressed as a monetary amount equivalent to the amount needed in order to meet the 9% ratio at 30 June 2012. Following the decision of the EBA’s Board of Supervisors on 15 December 2014, the floors were abolished and a minimum CET1 ratio of 4.5% was established.

2.2.1. Regulatory changes in 2014

The pace of regulatory change remained intense during 2014. Further steps were taken to address the weaknesses identified in the recent financial crisis.

Regulatory activity was particularly intense in the Basel Committee’s ongoing review of the framework of capital requirements for credit, market and operational risk, both under the Standardised Approaches and in the Advanced Approaches. This review is expected to be completed during 2015 and the extent to which it succeeds will determine whether the prudential framework continues to rely on risk-sensitive requirements or gives greater emphasis to non-risk-sensitive measures such as the leverage ratio.

New publications by the Basel Committee

Over the course of 2014 the Basel Committee published the final versions of a number of consultation documents. These documents are as follows:

•	In December 2014 the BCBS published “Revisions to the securitisation framework”, which establishes new policies for the treatment of securitisation exposures held in the banking book. The most significant changes with respect to the Basel II securitisation framework are as follows:

1)	reduction of the reliance on external ratings, which lose their predominant role in favour of other variables related to the underlying exposures securitised (such as the capital charge, the effective number of exposures, the average LGD, or the percentage of loans past due) and the structure of the exposures (such as the attachment and detachment points, or the maturity);

2)	simplification and limitation of the available methods to four (Internal Rating-Based Approach, External Rating-Based Approach, Internal Assessment Approach and Standardised Approach), the use of which will depend on the type of underlying and/or the information each bank has available;

3)	increase in capital requirements based on the risk of the securitised exposures and increase in the floor risk weight from 7% to 15%.

•	In November 2014, in conjunction with the publication by the Financial Stability Board (FSB) of the updated list of global systemically important banks (G-SIBs), the BCBS published “The G-SIB assessment methodology - score calculation”. This document includes a technical summary, which explains the methodology and the data used to calculate the scores for banks in the end-
2013 exercise and the cut-off score that was used to identify the G-SIBs in the updated list. The document also describes the additional loss absorbency, registration and disclosure requirements that will apply to G-SIBs.

•	In October 2014 the BCBS published “Basel III: the net stable funding ratio”. The most significant changes introduced in the final standard are the stable funding requirements for short-term exposures to financial sector companies, derivatives, and assets posted as initial margin for derivative contracts. Also, under strict conditions, the standard recognises that certain assets and liabilities are interdependent and so may be considered neutral in terms of the net stable funding ratio (NSFR).

•	In April 2014 the BCBS published the final version of “Supervisory framework for measuring and controlling large exposures - final standard”. This document establishes a framework for measuring and controlling large exposures and a common minimum standard for single name concentration risk across jurisdictions. The standard includes a general limit to large exposures, which is set at 25% of a bank’s Tier 1 capital. This limit also applies to a bank’s exposure to groups of connected counterparties. The standard also introduces a limit (15% of Tier 1 capital) for exposures between G-SIBs.

•	In April 2014 the BCBS published the final version of “Capital treatment of bank exposures to central counterparties”. The final standard: uses a single approach for calculating capital requirements for a bank’s exposure that arises from its contributions to the mutualised default fund of a qualifying CCP (QCCP); uses the Standardised Approach for counterparty credit risk (as opposed to the Current Exposure Method) to measure the hypothetical capital requirement of a CCP; includes an explicit cap on the capital charges applicable to a bank’s exposures to a QCCP; specifies how to treat multi-level client structures; and incorporates responses to frequently asked questions posed to the Basel Committee on the final standard.

•	In March 2014 the BCBS published the final version of “The Standardised Approach for measuring counterparty credit risk exposures”. This standard includes a comprehensive, non-modelled approach for measuring counterparty credit risk associated with OTC derivatives, exchange-traded derivatives and long settlement transactions. The new Standardised Approach (SA-CCR) replaces both the Current Exposure Method and the Standardised Method. In addition, the IMM shortcut method will be eliminated from the framework once the SA-CCR takes effect, which is scheduled for January 2017.

•	In January 2014 the BCBS published the final version of “Liquidity coverage ratio disclosure standards - final document” and “The Liquidity Coverage Ratio and restricted-use committed liquidity facilities”, based on the document on the liquidity coverage ratio (LCR) initially agreed in January 2013. At that time, the Heads of Supervision (GHOS) asked the Committee to undertake some additional work on liquidity disclosure, the use of market-based indicators of liquidity within the regulatory framework and the interaction between the LCR and the provision of central bank facilities. The Committee completed this work and published a package of material that responds to these requests.

•	In January 2014 the BCBS published the final version of “Basel III leverage ratio framework and disclosure requirements”. This framework is considered complementary to the risk based capital framework, which will help ensure broad and adequate capture of both the on- and off-balance sheet sources of banks’

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PILLAR III DISCLOSURES MACROECONOMIC AND REGULATORY ENVIRONMENT

leverage. This simple, non-risk based “backstop” measure will restrict the build-up of excessive leverage in the banking sector to avoid destabilising deleveraging processes that can damage the broader financial system and the economy. The leverage ratio is defined as the “capital measure” (the numerator) divided by the “exposure measure” (the denominator) and is expressed as a percentage.

In addition, the Basel Committee published a number of consultative documents during 2014:

•	“Revisions to the standardised approach for credit risk - consultative document”, December 2014: the revisions seek to strengthen the existing regulatory capital standard in several ways, including: reduced reliance on external credit ratings; enhanced granularity and risk sensitivity; updated risk weight calibrations; more comparability with the Internal Ratings-Based (IRB) Approach; and better clarity on the application of the standards. Open for consultation until 27 March 2015.

•	“Capital floors: the design of a framework based on standardised approaches - consultative document”, December 2014: the paper outlines a proposal to design a capital floor based on Standardised Approaches. The proposed floor would replace the existing transitional capital floor based on the Basel I framework. The floor will be based on revised Standardised Approaches for credit, market and operational risk, which are currently under consultation. Open for consultation until 27 March 2015.

•	“Fundamental review of the trading book: outstanding issues - consultative document”, December 2014: The BCBS has published the third consultative document on the review of the trading book. The paper outlines refinements in three broad areas: a specified treatment of internal risk transfers (IRTs) and interest rate risk between the banking book and the trading book; a Revised Standardised Approach that uses as inputs changes in the value of an instrument based on sensitivity to underlying risk factors; and a simpler method for incorporating the concept of liquidity horizons in the Internal Models Approach. Open for consultation until 20 February 2015.

•	“Net Stable Funding Ratio disclosure standards - consultative document”, December 2014. Disclosure requirements for the NSFR have been developed to improve the transparency of regulatory funding requirements. Open for consultation until 6 March 2015.

•	“Operational risk - Revisions to the simpler approaches - consultative document”, October 2014: this paper sets out the Committee’s proposed revisions to the Standardised Approach for measuring operational risk capital. Once finalised, the Revised Standardised Approach will replace the current approaches, including the Alternative Standardised Approach (ASA). In addition to streamlining the framework, the new approach will address weaknesses identified in the existing approaches. Open for consultation until 6 January 2015.

•	“Review of the Pillar III disclosure requirements - consultative document”, June 2014: The proposed new standard promotes greater consistency in the way banks disclose information about risks, as well as their risk measurement and management. The aim of the revisions is to enable market participants to compare banks’ disclosures of the capital ratio’s denominator (i.e. RWA) and to assess more effectively a bank’s overall capital adequacy. The consultation period ended on 10 October 2014.

On its website, the Basel Committee has set out its work programme for 2015 and 2016. It highlights the following objectives:

•	assess the interaction, coherence and overall calibration of the reform policies;

•	review the regulatory treatment of sovereign risk;

•	assess the role of stress testing in the regulatory framework, particularly how it relates to Pillar I;

•	simplify the regulatory framework and improve consistency and comparability in bank capital ratios, thereby restoring confidence in risk-weighted capital ratios;

•	continue to monitor and assess the implementation of the Basel framework in the different jurisdictions; and

•	improve the effectiveness of supervision, with a special focus on stress testing and the role of Pillar II in the capital framework.

The Santander Group has been actively involved in these consultations, responding to most of them individually and taking part in all the responses by banking associations (EBF, IIF, AFME, AEB, IBFED).

Changes in European regulation

In turn, in Europe, following approval of the regulation and directive that introduced the Basel III accord, the EBA continued to issue standards and guidelines to ensure harmonised implementation of the Pillar I and Pillar II minimum capital requirements in the European Union.

•	The Binding Technical Standards (BTS) are legal acts which specify particular aspects of CRD IV/CRR with the aim of ensuring consistent harmonisation in specific areas. BTS must be endorsed and adopted by the European Commission in order to be legally binding and directly applicable in all Member States. They become part of the national legislation of Member States from the moment they come into effect (i.e., they do not need to be transposed into national law).

•	EBA guidelines specify the criteria, practices, methodologies or procedures that are considered appropriate in order to comply with the regulations. They do not require the approval of the European Commission and must be adopted by competent authorities in order to become applicable at local level.

The following final documents deserve special mention:

•	In August 2014 the EBA published the “EBA FINAL draft Regulatory Technical Standards on the treatment of equity exposures under the IRB Approach according to Article 495(3) of Regulation (EU) No 575/2013 (Capital Requirements Regulation – CRR)”, which specify the conditions according to which competent authorities shall exempt from the IRB treatment certain classes of equity exposures held at 31 December 2007. Application of these provisions ends on 31 December 2017.

•	In July 2014 the EBA published the “EBA FINAL draft Implementing Technical Standards on supervisory reporting under Regulation (EU) No 575/2013”, which establish the reporting requirements relating to own funds and own funds requirements, financial information, losses stemming from lending collateralised by immovable property and large exposures. They were published in the Official Journal of the EU on 28 June 2014 and came into force during 2014.

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PILLAR III DISCLOSURES MACROECONOMIC AND REGULATORY ENVIRONMENT

•	In July 2014 the EBA published the “EBA FINAL draft Regulatory Technical Standards on the conditions for assessing the materiality of extensions and changes of internal approaches when calculating own funds requirements for market risk under Article 363(4) of Regulation (EU) No 575/2013 (the Capital Requirements Regulation - CRR)”, which provide criteria for classifying extensions and changes to the internal models for market risk according to their materiality.

•	In June 2014 the EBA published the “EBA FINAL draft Regulatory Technical Standards on disclosure of information in relation to the compliance of institutions with the requirement for a countercyclical capital buffer under Article 440 of Regulation (EU) No 575/2013”, which specify disclosure criteria in relation to compliance with the countercyclical capital buffer requirement.

•	In June 2014 the EBA published the “EBA FINAL draft Implementing Technical Standards on uniform standards for the disclosure of indicators used for determining the score of G-SIIs under Article 441 of Regulation (EU) No 575/2013” and “EBA FINAL draft Regulatory Technical Standards on the methodology for the identification of global systemically important institutions (G-SIIs) under Article 131 of Directive 2013/36/EU”. The former supplements the EBA Guidelines on the disclosure of indicators of global systemic importance and includes detailed instructions on how to complete the data template in the draft ITS. The latter determines the methodology in accordance with which the competent authority or the designated authority of a Member State shall identify, on a consolidated basis, a relevant entity as a global systemically important institution (G-SII), and the methodology for the definition of subcategories of G-SIIs and the allocation of G-SIIs to these subcategories in accordance with their systemic significance, taking any internationally agreed standard into account. The first of the two documents was published in the Official Journal of the EU on 30 September 2014, while the second was published on 8 October and came into force on 1 January 2015.

•	In March 2014 the EBA published the “EBA FINAL draft Regulatory Technical Standards on own funds – multiple dividends and differentiated distributions (part four) under Regulation (EU) No 575/2013 (Capital Requirements Regulation – CRR)”, which specify the types and nature of indirect financing of own funds instruments, whether multiple distributions would constitute a disproportionate drag on own funds and, lastly, the meaning of preferential distribution.

•	In March 2014 the EBA published the “EBA FINAL draft Regulatory Technical Standards on prudent valuation under Article 105(14) of Regulation (EU) No 575/2013 (Capital Requirements Regulation - CRR)”, which establish the conditions in which prudent valuation is to be applied in the trading portfolio.

•	In February 2014 the EBA published the “EBA FINAL draft Regulatory Technical Standards on classes of instruments that are appropriate to be used for the purposes of variable remuneration under Article 94(2) of Directive 2013/36/EU”, which specify the appropriate qualitative and quantitative criteria for determining the categories of employees whose professional activities have a significant impact on the entity’s risk profile, for the purposes of variable remuneration. They were published in the Official Journal of the EU on 12 March 2014.

The most important consultation papers in 2014 are the following:

•	“Consultation Paper: Draft Implementing Technical Standards amending Commission Implementing Regulation (EU) No 680/2014 (ITS on supervisory reporting) with regard to the Leverage Ratio (LR) following the EC’s Delegated Act on the LR”, December 2014. Following the adoption by the Commission in October 2014 of a delegated act amending the definition of the liquidity ratio (LR) in the CRR, the paper proposes draft implementing technical standards that amend the current reporting requirements. The proposed amendments to the reporting requirements and the limited changes to the LR templates will bring them into line with the LR rules published by the BCBS. The consultation period ended on 27 January 2015.

•	“Consultation Paper: Draft Regulatory Technical Standards on the specification of the assessment methodology for competent authorities regarding compliance of an institution with the requirements to use the IRB Approach in accordance with Articles 144(2), 173(3) and 180(3)(b) of Regulation (EU) No 575/2013”, November 2014. Specifies the assessment methods that competent authorities are to use in order to assess whether an institution qualifies for the use of the IRB Approach. Open for consultation until 12 March 2015.

•	“Consultation Paper: Draft Regulatory Technical Standards on materiality threshold of credit obligation past due under Article 178 of Regulation (EU) 575/2013”, October 2014. Specifies the conditions according to which competent authorities are to set the materiality threshold of credit obligations past due. The consultation period ended on 31 January 2015.

•	“Consultation Paper: Draft Regulatory Technical Standards on the sequential implementation of the IRB Approach and permanent partial use under the Standardised Approach under Articles 148(6), 150(3) and 152(5) of Regulation (EU) No 575/2013 (Capital Requirements Regulation–CRR)”, June 2014. Specifies the conditions that competent authorities are to use to determine the appropriate nature and timing of the sequential roll-out of the IRB Approach for various exposure categories. The consultation period ended on 26 September 2014.

•	“Consultation Paper: Draft Regulatory Technical Standards on assessment methodologies for the Advanced Measurement Approaches for operational risk under Article 312 of Regulation (EU) No 575/2013”, June 2014. Specifies the assessment method under which competent authorities permit institutions to use Advanced Measurement Approaches to calculate own funds requirements for operational risk. The consultation period ended on 12 September 2014.

In 2014 the EBA also published a series of guidelines, most notably the following:

•	In December 2014 the EBA published the “Guidelines on materiality, proprietary and confidentiality and on disclosure frequency under Articles 432(1), 432(2) and 433 of Regulation (EU) No 575/2013”, which establish the manner and frequency with which institutions should apply: (i) proprietary and confidentiality in relation to the disclosure requirements and (ii) criteria for the use of disclosure waivers.

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PILLAR III DISCLOSURES MACROECONOMIC AND REGULATORY ENVIRONMENT

•	In December 2014 the EBA published the “Guidelines on common procedures and methodologies for the supervisory review and evaluation process (SREP)”. The guidelines specify common procedures and methodologies for the supervisory review and evaluation process, the decision-making methodology, and common procedures and methodologies for assessing the organisation and the treatment of certain risks, especially concentration risk, in line with institutions’ size, structure and internal organisation and the nature, scope and complexity of their activities.

•	In December 2014 the EBA published the “Guidelines on the criteria to determine the conditions of application of Article 131(3) of Directive 2013/36/EU (CRD) in relation to the assessment of other systemically important institutions (O-SIIs)”, on the criteria for assessing the systemic importance of “Other Systemically Important Institutions (O-SIIs)”, taking into account the various international accounting frameworks for National Systemically Important Institutions and their particularities at EU and national level.

•	The EBA published the “Guidelines on Significant Credit Risk Transfer relating to Articles 243 and Article 244 of Regulation 575/2013” and the “Compliance table”. The former, published in July 2014, provides additional guidance on the assessment of significant credit risk transfer (“SRT”), both in traditional securitisations and in synthetic securitisations. The guidelines will apply to originator institutions and competent authorities and include: (i) requirements for compliance with SRT requirements by originator institutions, (ii) requirements for competent authorities to assess transactions that meet the SRT requirements, and (iii) requirements for competent authorities to assess whether credit risk has been transferred to third parties. The second guide, published in October 2014, indicates the competent authorities that intend to comply with the guidelines on SRT.

•	The EBA published the “Guidelines on disclosure of encumbered and unencumbered assets” and “Compliance table”. The guidelines, published in July, include a set of principles and templates for disclosure of information on encumbered and unencumbered assets, segregated by asset class, drafted in accordance with the recommendations of the European Systemic Risk Board (ESRB) and the disclosure requirements established in the CRR. The second guide, published in December 2014, indicates the competent authorities that intend to comply with the guidelines on disclosure of encumbered and unencumbered assets.
•	In June 2014, the EBA published the “Guidelines on disclosure of indicators of global systemic importance”, which contains instructions for the annual disclosure of the values of the indicators used to determine the score of institutions in accordance with the methodology for identifying global systemically important institutions (G-SIIs).

The euro zone’s new Single Banking Supervisor, for its part, has expressed a wish to eliminate any divergence in the implementation of said requirements. All these initiatives will be decisive in reducing differences in capital charges that are not justified by differences in institutions’ risk profiles. This will help ensure a level playing field and greater comparability and so restore credibility to risk-sensitive measures.

At the same time, regulators have been working on designing and implementing effective crisis management frameworks that will make it possible for any institution to be resolved at no cost to the taxpayer and without causing systemic risk. At the international level, the FSB has made progress with the crisis management framework to be applied to G-SIBs. A new feature of these frameworks is the requirement for a minimum loss-absorbing capacity enough to recapitalize an entity in case of resolution (TLAC). A proposal was released for consultation in November. An impact and market study will be conducted during 2015, with a view to completing the definition and calibration of the new ratio by the end of the year.

In Europe, the European Crisis Management Directive was passed in May 2014. Member States must implement it by January 2015. This directive marks a major step forward in the orderly resolution of financial institutions in Europe and has helped to break the link between banking risk and sovereign risk by requiring that bank creditors be the first to absorb losses, thus minimising the risk that public funds will be used to resolve banking crises.

As in Europe, during 2014 there were regulatory developments relating to the implementation of Basel III in other countries in which the Group is present.

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PILLAR III DISCLOSURES SCOPE

3. Scope

3.1 Differences between the consolidation method for accounting purposes and the consolidation method for regulatory capital calculation purposes

The Santander Group companies which, on account of the nature of their activity, are included in the prudential scope of consolidation for the purposes of calculating the capital ratio are consolidated using the global consolidation method, except for jointly controlled entities, which are consolidated using proportionate consolidation. All the companies that do not have to be consolidated on account of their activity are included using the equity method and so are treated as equity exposures.

The basis of the information used for accounting purposes differs from that used for the calculation of regulatory capital requirements. The measures of risk exposure may differ, depending on the purpose for which they are calculated, e.g., financial reporting, regulatory capital reporting or management information. The exposure data included in the quantitative disclosures contained in this document are the data used for calculating regulatory capital.

3.2 Disclosure criteria used in this report

Below are details of the types of information where the discrepancies between the regulatory information shown in this report and the information shown in the annual report and the accounting information can be seen most clearly:

•	The credit risk exposure measures used for calculating regulatory capital requirements include (i) not only current exposures but also potential future exposures resulting from future commitments (contingent liabilities and commitments) or changes in market risk factors (derivative instruments); and (ii) the mitigants of such exposures (netting arrangements and collateral agreements for derivative exposures, and collateral and personal guarantees for on-balance-sheet exposures).

•	The criteria used for classifying exposures as non-performing in portfolios subject to advanced approaches are more conservative than those used for preparing the information disclosed in the notes to the financial statements.

Note: To comply with one of the EDTF’s best disclosure practices, the reconciliation of the public balance sheet to the non-public balance sheet is shown below

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PILLAR III DISCLOSURES SCOPE

Table 1. Reconciliation public/ non-public

Millions of euros

	Public	(-) Exclusion non- financial entities (insurance companies and others) and valuation using equity method	(+) Jointly controlled companies	(+/-) Intergroup group/ non-public perimeter	Non-public
Cash and balances with central banks	69,428	-1	26	0	69,453
Financial assets held for trading	148,888	-945	31	1,322	149,296
Loans and advances to credit institutions	1,815	0	0	0	1,815
Loans and advances to customers	2,921	0	0	0	2,921
Debt instruments	54,374	-224	7	-10	54,147
Equity instruments	12,920	-11	18	0	12,927
Trading derivatives	76,858	-710	6	1,333	77,487
Other fin. assets at fair value through P&L	42,673	-8,229	1	4,178	38,623
Loans and advances to credit institutions	28,592	-3,649	0	3,502	28,445
Loans and advances to customers	8,971	0	0	0	8,971
Debt securities	4,231	-4,150	0	676	757
Equity instruments	879	-430	1	0	450
Available-for-sale financial assets	115,250	-12,143	23	2,140	105,270
Debt instruments	110,249	-11,410	3	2,140	100,982
Equity instruments	5,001	-733	20	0	4,288
Loans and receivables	781,635	-7,299	8,409	3,547	786,292
Loans and advances to credit institutions	51,306	-6,714	533	5,719	50,844
Loans and advances to customers	722,819	-553	7,876	-1,843	728,299
Debt instruments	7,510	-32	0	-329	7,149
Held-to-maturity investments	0	0	0	0	0
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	1,782	0	2	0	1,784
Hedging derivatives	7,346	0	32	-32	7,346
Non-current assets held for sale	5,376	-3	230	0	5,603
Investments	3,471	2,552	-1,095	0	4,928
Associates	1,775	0	0	0	1,775
Jointly controlled entities	1,696	0	-1,095	0	601
Group entities		2,552	0	0	2,552
Insurance contracts linked to pensions	345	209	0	1,413	1,967
Reinsurance assets	340	-340	0	0	0
Tangible assets	23,256	-6,345	7	0	16,918
Property, plant and equipment	16,889	-2,609	7	0	14,287
For own use	8,324	-249	7	0	8,082
Leased out under an operating lease	8,565	-2,360	0	0	6,205
Investment property	6,367	-3,736	0	0	2,631
Intangible assets	30,401	-404	423	0	30,420
Goodwill	27,548	-299	208	0	27,457
Other intangible assets	2,853	-105	215	0	2,963
Tax assets	27,956	-548	149	0	27,557
Current	5,792	-59	59	0	5,792
Deferred	22,164	-489	90	0	21,765
Other assets	8,149	-1,762	368	0	6,755
Inventories	1,099	-1,083	0	0	16
Other	7,050	-679	368	0	6,739

TOTAL ASSETS	1,266,296	-35,258	8,606	12,568	1,252,212

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Table 1. Reconciliation public/ non-public

Millions of euros

	Public	(-) Exclusion non- financial entities (insurance companies and others) and valuation using equity method	(+) Jointly controlled companies	(+/-) Intergroup group/ non-public perimeter	Non-public
Financial liabilities held for trading	109,792	-529	1	1,286	110,550
Deposits from central banks	2,041	0	0	0	2,041
Deposits from credit institutions	5,531	0	0	0	5,531
Customer deposits	5,544	0	0	0	5,544
Marketable debt securities	0	0	0	0	0
Trading derivatives	79,048	-529	1	1,286	79,806
Short positions	17,628	0	0	0	17,628
Other financial liabilities	0	0	0	0	0
Other fin. liabilities at fair value through P&L	62,317	-21,240	0	1,245	42,322
Deposits from central banks	6,321	0	0	0	6,321
Deposits from credit institutions	19,039	0	0	-12	19,027
Customer deposits	33,127	-21,240	0	1,257	13,144
Marketable debt securities	3,830	0	0	0	3,830
Subordinated liabilities	0	0	0	0	0
Other financial liabilities	0	0	0	0	0
Financial liabilities at amortised cost	961,052	-9,520	8,229	8,584	968,345
Deposits from central banks	17,290	0	0	0	17,290
Deposits from credit institutions	105,147	-7,740	4,936	-1,692	100,651
Customer deposits	608,956	-697	673	7,362	616,294
Marketable debt securities	193,059	-58	2,387	2,213	197,601
Subordinated liabilities	17,132	-39	124	-42	17,175
Other financial liabilities	19,468	-986	109	743	19,334
Changes in the fair value of hedged items in portfolio hedges of interest rate risk	31	0	0	0	31
Hedging derivatives	7,255	-144	20	27	7,158
Liabilities associated with non-current assets held for sale	21	0	0	0	21
Liabilities under insurance contracts	713	-2,139	0	1,426	0
Provisions	15,376	-31	13	0	15,358
Provisions for pensions and similar obligations	9,412	0	2	0	9,414
Provision for taxes and other legal contingencies	2,916	-80	7	0	2,843
Provisions for contingent liabilities and commitments	654	0	0	0	654
Other provisions	2,394	49	4	0	2,447
Tax liabilities	9,379	-475	133	0	9,037
Current	4,852	-60	73	0	4,865
Deferred	4,527	-415	60	0	4,172
Other liabilities	10,646	-365	210	0	10,491

TOTAL LIABILITIES	1,176,582	-34,443	8,606	12,568	1,163,313

Equity	91,663	0	0	0	91,663
Share capital	6,292	0	0	0	6,292
Registered	6,292	0	0	0	6,292
Less: Uncalled capital	0	0	0	0	0
Share Premium	38,611	0	0	0	38,611
Reserves	41,160	0	0	0	41,160
Accumulated reserves/(losses)	40,973	-743	20	0	40,250
Reserves/(losses) of equity method entities	187	743	-20	0	910
Other equity instruments	265	0	0	0	265
Equity component of compound financial instruments	0	0	0	0	0
Other equity instruments	265	0	0	0	265
Less: Treasury shares	-10	0	0	0	-10
Profit for the year attributable to the parent	5,816	0	0	0	5,816
Less: Dividends and remuneration	-471	0	0	0	-471
Valuation adjustments	-10,858	0	0	0	-10,858
Non-controlling interest	8,909	-815	0	0	8,094
TOTAL EQUITY	89,714	-815	0	0	88,899

TOTAL LIABILITIES + EQUITY	1,266,296	-35,258	8,606	12,568	1,252,212

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PILLAR III DISCLOSURES SCOPE

3.3. Substantial modifications due to changes in the scope of consolidation and corporate transactions

1) Sale of Altamira to Apollo

On 21 November 2013 the Group announced that it had reached a preliminary agreement with Apollo European Principal Finance Fund II, a fund managed by subsidiaries of Apollo Global Management, LLC, for the sale of the platform responsible for Banco Santander, S.A.’s loan recovery management in Spain and the management and marketing of the properties resulting from this activity (Altamira Asset Management, S.L.). On 3 January 2014 the Group announced that it had sold 85% of the share capital of Altamira Asset Management, S.L. to Altamira Asset Management Holdings, S.L., an investee of Apollo European Principal Finance Fund II, an entity affiliated to Apollo Global Management, LLC (Apollo), for EUR 664 million, generating a net gain of EUR 385 million, which is recorded at its gross amount in the consolidated income statement for 2014 under “Gains on derecognition of assets not classified as non-current assets held for sale”. Following this transaction, the Group retains the abovementioned real estate assets and loan portfolio on its balance sheet, while the assets are managed from the platform owned by Apollo.

2) Acquisition of businesses in Nordics from GE Money

On 23 June 2014 the Group announced that Santander Consumer Finance, S.A., Banco Santander’s consumer finance unit, had reached an agreement with GE Money Nordic Holding AB to buy the latter’s business in Sweden, Denmark and Norway for approximately EUR 693 million (SEK 6,408 million). The acquisition was completed on 6 November 2014, once the necessary authorisations had been obtained.

3) Agreement with Warburg Pincus on the custody business

On 19 June 2014 the Group announced that it had reached an agreement with FINESP Holdings II B.V., a subsidiary of Warburg Pincus, to sell a 50% stake in Santander’s custody business in Spain, Mexico and Brazil, valuing the business at EUR 975 million. The Group will retain the remaining 50%. The sale is subject to regulatory approval, which, according to the agreement, must be obtained in the first half of 2015.

4) Acquisition of Carfinco in Canada

On 16 September 2014 Banco Santander announced that it had reached an agreement for the acquisition of the listed Canadian auto financing company Carfinco Financial Group Inc. (“Carfinco”) for CAD 298 million (approximately EUR 210 million at the date of the announcement). The board of directors and the shareholders meeting of Carfinco have approved the transaction. Subject to regulatory authorisation, the transaction is expected to be completed in the first quarter of 2015.

5) Alliance with CNP in the insurance business

On 10 July 2014 Banco Santander announced that it had reached a definitive agreement with the French insurance company CNP by which CNP will acquire a 51% stake in the three insurance companies (Santander Insurance Life Limited, Santander Insurance Europe Limited and Santander Insurance Services Ireland Limited), based in Ireland, that distribute life and non-life products through the Santander Consumer Finance network.

In December 2014, once the regulatory authorisations had been obtained, CNP acquired 51% of the capital of the three insurance companies for EUR 297 million, thus gaining control. The agreement also includes deferred payments to CNP in 2017 and 2020 and deferred collections for the Group in 2017, 2020 and 2023, depending on the business plan.

The abovementioned agreement includes a distribution agreement for the sale of life and non-life insurance products for 20 years, renewable for 5-year periods, through the Santander Consumer Finance network, for which the Group will receive commissions on market terms.

To reflect this deal the Group recognised a gain of EUR 413 million, which is recorded under “Gains on derecognition or disposal of assets not classified as non-current assets held for sale”, of which EUR 207 million relate to the recognition at fair value of the 49% interest retained by the Group.

6) Agreement with Banque PSA Finance

The Group, through its subsidiary Santander Consumer Finance, S.A., and Banque PSA Finance, the vehicle finance unit of the PSA Peugeot Citroën Group, have signed an agreement for the joint operation of the vehicle finance business in twelve European countries. Under the terms of the agreement, subject to certain circumstances and conditions, the Group will finance this business from the date of completion of the deal, expected in 2015 or early 2016.

Additionally, in certain countries the Group will purchase part of Banque PSA Finance’s current loan book. The deal also includes a cooperation agreement for the insurance business in all these countries. The transaction is subject to approval by the relevant regulatory and competition authorities.

The necessary regulatory authorisations to start activities in France and the United Kingdom were obtained in January 2015.

7) Agreement with El Corte Inglés

On 7 October 2013 the Group announced that through its subsidiary Santander Consumer Finance, S.A. it had entered into a strategic agreement with El Corte Inglés, S.A. in the field of customer finance, which included the acquisition of 51% of the shares of Financiera El Corte Inglés E.F.C., S.A., with El Corte Inglés, S.A. retaining the remaining 49%. The deal was completed on 27 February 2014, once it had received clearance from regulators and competition authorities. Santander Consumer Finance, S.A. paid EUR 140 million for the 51% stake in Financiera El Corte Inglés E.F.C., S.A.

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PILLAR III DISCLOSURES BACKGROUND TO PILLAR III IN THE SANTANDER GROUP

4. Background to Pillar III in the Santander Group

4.1. Structure and policy of the Pillar III Disclosures

The Pillar III Disclosures are prepared in order to meet the obligations established in Part Eight of the CRR on disclosure by institutions.

The Santander Group’s Pillar III Disclosures are divided into 14 sections and five appendices. The first four chapters describe material events affecting the Group that occurred in 2014, the macroeconomic and regulatory environment, the scope of application and the background to Pillar III in the Santander Group. The fifth chapter provides full information on capital, including qualitative information on the capital function in the Group and quantitative information on the Group’s capital base and capital requirements.

Chapters 6 to 12 describe the risk function in the Group and provide detailed information about credit risk, market and ALM risk, operational risk, liquidity and compliance risk, and reputational risk. Chapter 13 describes the Internal Control function in the Group. Chapter 14 contains information on remuneration policy. Lastly, the Appendix includes a glossary of terms to facilitate understanding of the report.

4.2. Transparency enhancements

Santander has taken note of the recommendations issued by the EBA and other working groups such as the Enhanced Disclosure Task Force (EDTF) to improve the transparency of the information published each year in its Pillar III report.

The conclusions and best practices included in the “Review of the Pillar 3 disclosure requirements - consultative document”, published by the Basel Committee on 9 September 2014 (the final version of which was published on 28 January 2015), have also been taken into account.

The enhancements introduced as a result of these recommendations and comments are detailed below:

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PILLAR III DISCLOSURES BACKGROUND TO PILLAR III IN THE SANTANDER GROUP

Table 2. Transparency enhancements

2014 Pillar III disclosures section	Name	Origin of best practice	Improvement areas
1, 5.5.3.1, 5.5.3.3 & 5.5.3.4	Changes in RWAs since previous year	EDTF	Capital and capital requirements

3.2	Reconciliation of the public balance sheet to the non-public balance sheet – more detailed breakdown of liabilities.	EDTF	Perimeter of application

5.5.1	More detailed breakdown of the annual changes in the components of the capital base	EDTF	Capital and capital requirements

5.5.3	Inclusion of information on RWAs in addition to the capital requirements figures	EDTF	Capital and capital requirements

5.5.3.1.1	For non-retail portfolios the internal ratings and PD bands are mapped to the external ratings to provide a more detailed breakdown of the information.	EDTF	Credit risk

5.5.3.1.1	More detailed breakdown of the information on project finance, using the template provided by the Committee	Basel Committee	Capital and capital requirements

5.5.3.3	More detailed breakdown of the capital requirements for market risk under the standardised approach.	Basel Committee	Capital and capital requirements

5.5.3.3	Breakdown of changes in the capital requirements for market risk according under internal models by component (VaR, Stressed VaR, IRC, etc…).	Basel Committee	Capital and capital requirements

5.5.4.1	Capital buffer requirements that apply to the Santander Group	EDTF	Regulatory aspects

5.5.4.2	Indicators of systemic importance	New regulatory requirements and others	Regulatory aspects

7.11.2	Breakdown of personal guarantees by rating, distinguishing between exposure at default / without default.	Basel Committee	Credit risk

8.1.3.2	Geographical distribution of investment activity based on the country of the final debtor of the transaction	New regulatory requirements and others	Securitisations

8.1.3.4	List of new securitisations originated during 2014, organised by country and originator institution and ordered by initial issue volume	New regulatory requirements and others	Securitisations

9.2.1	Information on the components of capital for market risk under internal models (minimum, maximum, average, period-end)	Basel Committee	Market risk

10.2	Assets free of encumbrances	New regulatory requirements and others	Liquidity

14	Number of people who receive remuneration of EUR 1 million or more per financial year	New regulatory requirements and others	Remuneration policies

Appendix II.a	Reconciliation of public balance sheet to non-public balance sheet	New regulatory requirements and others	Capital and capital requirements

Appendix II.b	Capital instruments’ main features template	New regulatory requirements and others	Capital and capital requirements

Appendix II.c	Transitional own funds disclosure template	New regulatory requirements and others	Capital and capital requirements

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PILLAR III DISCLOSURES BACKGROUND TO PILLAR III IN THE SANTANDER GROUP

4.3. Governance: approval and publication

Under the formal disclosure policy approved by the board of directors on 28 April 2009, the Santander Group must publish the Pillar III Disclosures at yearly intervals, following approval by the Group’s board of directors. Prior to approval by the board of directors at its meeting on 23 February 2015, the Pillar III report was approved on 19 February 2015 by the Santander Group’s audit and compliance committee.

The Pillar III Disclosures are available in the “Investor Relations” section of the Santander Group website (www.santander.com), under “Financial reports”.

4.4. Background on the Santander Group

Banco Santander, S.A., is a private-law company, subject to the rules and regulations applicable to banks operating in Spain. In addition to its own activities, Banco Santander is the parent of a group of subsidiaries engaged in a variety of activities, which together make up the Santander Group. The CRR is applicable at consolidated level to the whole Group.

The Santander Group companies included in the scope of regulatory consolidation for the purposes of calculating the capital ratio under the CRR are the same as those that are included in the scope of consolidation for accounting purposes under Bank of Spain Circular 4/2004.

In application of Part I of the General Provisions of the CRR, certain Santander Group companies are consolidated using a different method from that used for the accounting consolidation.

The companies for which a different consolidation method is used, based on the regulations applied, and the equity investments that are deducted from capital are listed in Appendix I, distinguishing between financial institutions and insurance companies in which the Group has a significant ownership interest. As of the reporting date, both types of investment are exempt from deduction pursuant to article 48 of the CRR. A complete list of the companies that comprise the Santander Group is appended to the Notes to the Group’s consolidated financial statements.

At 31 December 2014, under the Rule Five of Bank of Spain Circular 3/2008, the subsidiaries Santander Leasing S.A., E.F.C.* and Santander Factoring y Confirming S.A. E.F.C.* are exempt from the minimum capital requirements, the limit on large exposures and the internal corporate governance obligations. No use of the exemptions under the applicable regulations has been made for any other Santander Group subsidiaries.

In some jurisdictions, limitations have been imposed on dividend payments under the new, much stricter capital adequacy regulations. However, the Santander Group is unaware of any practical or legal impediment to the transfer of funds from Group subsidiaries to the parent in the form of dividends, loans or advances, repatriation of capital or in other forms

Santander is among the banks that have not requested state aid in any of the countries in which it has a presence.

Note: These companies, being specialised lending institutions, are excluded from the scope of the CRR and the CRD and are still subject to Bank of Spain Circular 3/2008.

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PILLAR III DISCLOSURES CAPITAL

5. Capital

Qualitative aspects of capital are also covered. Specifically, the chapter explains the role capital plays in the Santander business model, how capital is managed, and the organisational model supporting the capital function.

Chapters 6 to 12 explain in detail how each of the main risks affecting the Santander Group’s activity is managed and monitored.

5.1. Introduction

The Group’s capital is managed in an integrated way, so as to protect the Bank’s solvency, meet regulatory requirements and maximise profitability, guided by the strategic objectives and risk appetite set by the board of directors. The following policies, which together make up the Group’s capital management framework, have been established to achieve this objective:

•	Establish adequate capital planning, so as to meet current needs and provide the necessary resources to meet the needs of the business plans, regulatory requirements and the associated risks in the short and medium term, while maintaining the risk profile approved by the board.

•	Ensure that the Group and its companies maintain sufficient capital to cover the needs arising in stress scenarios from the increase in risks due to deterioration of macroeconomic conditions.
•	Optimise capital use through appropriate allocation of capital among the businesses, based on the relative return on regulatory and economic capital, taking the risk appetite, its growth and the strategic objectives into account.

Santander defines capital risk as the risk that the Group or any of its companies has insufficient quantity or quality of capital to meet the expectations of its stakeholders in accordance with its strategic plan. The main objectives are as follows:

•	meet internal capital and capital adequacy targets

•	meet regulatory requirements

•	align the Bank’s strategic plan with the capital expectations of outside agents (rating agencies, shareholders and investors, customers, supervisors, etc.)

•	support the growth of the businesses and exploit the strategic opportunities that arise.

5.2. Capital function

The core principles provide the basic guidelines for the Group entities in managing, monitoring and controlling capital.

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PILLAR III DISCLOSURES CAPITAL

•	Capital autonomy. The Group’s corporate structure is based on a model of legally independent subsidiaries, each with responsibility for its own capital and liquidity. This gives advantages in raising funds and limits the risk of contagion, thus reducing systemic risk. In this structure, subsidiaries are subject to two tiers of supervision and internal control: local and global. The local units have the necessary capital to carry on their activity autonomously and meet regulatory requirements.

•	Centralised monitoring. The capital management model must ensure a holistic view, through a corporate environment of global coordination and review (every business, every geography). The first level of monitoring, by the local units themselves, is supplemented by the monitoring activity of the corporate units.

•	Appropriate distribution of capital. The allocation of capital resources must be consonant with the effective location of risk taking within the Group and proportional to the risks that are taken, so as to strike an optimal balance between solvency and profitability. Both the subsidiaries and the parent entity must be adequately capitalised and capital must be allocated using balanced criteria.
•	Strengthening of capital. Independently of the need to operate with adequate capital (available capital) to meet legal requirements, the right mix of capital must be ensured by encouraging the choice of the highest quality elements of eligible capital (based on each element’s loss-absorbing capacity, its likelihood of remaining on the entity’s balance sheet in the longer term, and its ranking in the priority of payments), so as to guarantee the stability of capital over time and support the Group’s sustained growth strategy.

•	Capital conservation. Capital is a scarce resource which must be used as efficiently as possible, given the high cost of generating capital organically or raising capital in the markets. All units must therefore have ongoing monitoring mechanisms to optimise capital usage.

•	Prudent capital management. The fundamental aim of capital management is to preserve the entity’s solvency without losing focus on the return on invested capital. This requires setting capital targets that are consistent with the entity’s risk profile, both locally and globally, so as to limit the levels and types of risk the entity is willing to assume in the course of its business and ensure that capital levels consistent with those risks are maintained.
•	Maximisation of value creation. Investment decisions are aimed at optimising the creation of value from invested capital. In order to align business management with capital management, a set of metrics relating the cost of capital to the return on capital investment are monitored. This allows the profitability of transactions, customers, portfolios and businesses to be compared on a consistent basis.

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PILLAR III DISCLOSURES CAPITAL

5.2.1. Organisation

The organisational structure has been defined with a view to achieving compliance with the principles of capital management and ensuring that the relationship between each subsidiary and the corporation in this function is such as to facilitate the subsidiary’s financial autonomy, subject to strict monitoring, coordinated at Group level.

5.2.2. Capital governance

To ensure the proper exercise of the capital function, both in terms of decision making and in terms of supervision and control, the Santander Group has developed a structure of responsive and efficient governance bodies, which secure the participation of all the areas concerned and ensure the necessary involvement of senior management. Because of the Group’s characteristic subsidiaries structure, the governance structure of the capital function has to be adapted to preserve the subsidiaries’ capital autonomy, while allowing centralised monitoring and coordinated management at Group level.

To achieve this, the corporate-level governance structure is replicated in each subsidiary, with a similar structure and functions. There are also committees that have responsibilities both at parent company level and also for coordination at Group level. The local committees must report to the corporate committees as and when required on any relevant aspects of their activity that may affect capital, so as to ensure proper coordination between the subsidiaries and the corporate level.

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PILLAR III DISCLOSURES CAPITAL

5.3. Capital management

The goal of capital management in the Santander Group is to guarantee the entity’s solvency and maximise its profitability, while ensuring compliance with internal capital targets and regulatory requirements. Capital management is a fundamental strategic tool for decision making at both local and corporate level and serves to create a common framework of action by establishing uniform definitions of capital management criteria, policies, functions, metrics and processes.

Capital variables

The Group works with the following variables relating to the concept of capital:

Regulatory capital

•	Capital requirements: The minimum amount of capital the supervisory authority requires the Entity to hold to safeguard its solvency, based on the amount of risk assumed, in terms of credit, market and operational risk.

•	Elligible capital: cThe capital the regulator considers eligible to meet capital requirements. The main components of eligible capital are accounting capital and reserves.

Economic capital

•	Internal capital requirement: The minimum amount of capital the Group needs, at a given confidence level, to absorb unexpected losses arising from its current exposure to all the risks it has assumed (including risks additional to those taken into account when calculating regulatory capital requirements).

•	Available capital: The amount of capital the Group itself considers eligible, on management criteria, to meet capital needs.

Cost of capital

The minimum return required by investors (shareholders) as compensation for the opportunity cost incurred and the risk assumed in investing their capital in the Entity. This cost of capital represents a “hurdle rate” or “minimum return” to be achieved and can be used to compare the activity of the different business units and analyse their efficiency.

Return on risk-adjusted capital (Rorac)

The return (understood as net profit after tax) on internally required economic capital. Given this relationship, any increase in economic capital means a decrease in Rorac. For this reason, the Bank must demand a higher return from transactions or business units that consume more capital.

Rorac takes the investment risk into account and so provides a risk-adjusted measure of return.

Using Rorac allows the Bank to manage its activities better, assess the true return on its businesses considering the risks assumed and be more efficient in its investment decision making.

Value creation

Any profit generated above and beyond the cost of economic capital. The Bank will create value when the risk-adjusted return, measured by Rorac, is greater than the Bank’s cost of capital, and will destroy value in the opposite case. Value creation measures the risk-adjusted return in absolute terms (currency units) and so is complementary to the Rorac perspective.

Expected loss

The loss due to default that we expect to have, on average, over the course of a business cycle. From the point of view of expected loss, defaults are considered a “cost” that could be eliminated or reduced through appropriate selection of borrowers.

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PILLAR III DISCLOSURES CAPITAL

There are two levels of capital management in the Group:

•	Regulatory capital: Regulatory capital management starts from an analysis of the capital base, the solvency ratios as defined by applicable legislation and the scenarios used in capital planning. The aim is for the capital structure to be as efficient as possible, both in terms of cost and in terms of compliance with the requirements of regulators. Active capital management includes securitisations, asset sales and issues of capital instruments (preference shares, subordinated debt) and hybrid capital instruments.

•	Economic capital: Economic capital management aims to optimise value creation in the Group and its business units. For that purpose, economic capital, Rorac and value creation per business unit are calculated, analysed and reported to the management committee on a quarterly basis. Within the framework of the internal capital adequacy assessment process (Basel Pillar II), the Santander Group uses an economic capital measurement model to ensure that sufficient capital is available to support all the risks of its activity under various economic scenarios, in line with the capital adequacy levels set by the Group.

5.4. Capital management priorities in 2014

Details of the most significant actions taken in 2014 are given below:

Acquisition offer to minority shareholders in Santander Brazil

On 18 September Banco Santander formally launched an offer to acquire the 25% of its subsidiary in Brazil not held by the Santander Group through an exchange of Banco Santander Brazil shares for shares of Banco Santander. The offer was not subject to a minimum level of acceptance.

The offer was accepted by 13.65% of the minority shareholders of Santander Brazil, bringing the Santander Group’s interest in Santander Brazil to 88.30%.

To carry out the exchange, 370,937,066 new shares were issued, representing approximately 3.09% of the share capital at 15 September, the date on which the issue was approved at an Extraordinary General Meeting.

Issues of contingent convertible securities (CoCos)

Banco Santander S.A. issued CoCos on three occasions in 2014, with the aim of strengthening its Additional Tier 1 capital:

In March it issued EUR 1,500 million of CoCos, with an annual coupon set at 6.25% for the first five years, after which it will be reviewed, applying a margin of 541 basis points on the 5-year mid-swap rate. The securities will convert into new ordinary shares of Banco Santander if the Common Equity Tier 1 capital ratio of the Bank or its consolidated group, calculated in accordance with the CRR, falls below 5.125%.

In May it issued USD 1,500 million of CoCos, with an annual coupon set at 6.375% for the first five years, after which it will be reviewed, applying a margin of 478.8 basis points on the 5-year mid-swap rate. The securities will convert into new ordinary shares of Banco Santander if the Common Equity Tier 1 capital ratio of the Bank or its consolidated group, calculated in accordance with the CRR, falls below 5.125%.

Lastly, in September it issued EUR 1,500 million of CoCos, with an annual coupon set at 6.25% for the first seven years, after which it will be reviewed, applying a margin of 564 basis points on the 5-year mid-swap rate. The securities will convert into new ordinary shares of Banco Santander if the Common Equity Tier 1 capital ratio of the Bank or its consolidated group, calculated in accordance with the CRR, falls below 5.125%.

Capital increase (January 2015)

In 2015 Banco Santander carried out a capital increase of EUR 7,500 million through the issuance of 1,213 million shares, disapplying pre-emption rights for current shareholders. The capital increase was carried out via an accelerated bookbuilding offer directed at institutional investors. The new shares started trading on 13 January 2015.

This capital strengthening will allow the Bank to benefit from the expected strong growth in its main markets in 2016 (GDP increase of around 3%), taking advantage of organic growth opportunities and increasing lending and market share. It will also allow early compliance with the Basel III capital requirements, permitting full implementation from 2015 even though not required until January 2019.

In 2015, following this capital increase, the Bank will reach a fully loaded capital ratio of around 10%. This will make Santander one of the world’s most strongly capitalised banks, given that its geographical diversification and retail business model ensure low volatility of results, as was confirmed in the ECB’s recent asset quality review and stress tests.

Corporate transactions

The main capital gains in 2014 came from the sale of Altamira (EUR 385 million net), the IPO of SCUSA (EUR 730 million net), the modification of pension commitments in the United Kingdom (EUR 224 million) and the transactions related to the insurance businesses (EUR 250 million net).

On the other hand, charges totalling EUR 1,589 million, net of taxes, were recorded for restructuring costs, impairment of intangible assets and other provisions and write-downs. The impact of these amounts on earnings is therefore nil.

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PILLAR III DISCLOSURES CAPITAL

5.5. Pillar I regulatory capital

The current regulatory framework for capital calculation is based on three pillars:

•	Pillar I sets the minimum capital requirement for credit, market and operational risk, allowing the possibility of using internal ratings and internal models (IRB approach) for calculating credit-risk-weighted exposures, internal models (VaR) for market risk and internal models (AMA) for operational risk. The aim is to make the regulatory requirements more sensitive to the risks actually incurred by financial institutions in carrying on their business activities.

•	Pillar II establishes a system of supervisory review, aimed at improving banks’ internal risk management and capital adequacy assessment in line with their risk profile.

•	Lastly, Pillar III deals with financial information transparency and market discipline.

In Spain, the regulations on the calculation and monitoring of minimum capital have been actively updated ever since Basel II came into effect. The capital requirements directive and regulation implementing the Basel III agreement, which will entail higher capital requirements for credit institutions, were approved on 27 July 2013 and apply from 1 January 2014.

5.5.1. Eligible capital

Total shareholders’ equity, after retained earnings, was EUR 91,664 million, an increase of EUR 7,185 million, or 9%, compared to the previous year.

Over the course of 2014 various issues of ordinary shares were made to meet the demand from shareholders who opted to receive dividends in shares under the Santander Dividendo Elección (scrip dividend) programmes. Thus, a total of 880,057,105 shares were issued for the four scrip dividends in the year – two for the third and fourth dividends of 2013 and two for the first and second dividends of 2014 – with combined take-up of 87.1%.

In addition, 370,937,066 shares were issued in September for the exchange of shares arising from the acquisition offer to minority shareholders of Banco Santander Brasil, S.A.

Valuation adjustments are up EUR 3,295 million, with a marked positive impact of exchange rates on the value of the investments in foreign subsidiaries (partly hedged) and the valuations of portfolios, especially fixed-income. As a result of all the above, equity at year-end is EUR 80,806 million, up EUR 10,479 million, or 15%, on the previous year. Adding the EUR 7,500 million from the capital increase in January, equity rises to EUR 88,306 million.

A reconciliation of accounting capital, which is the subject of the preceding paragraphs, to regulatory capital is shown below:

Table 3. Reconciliation of accounting capital to regulatory capital

Thousands of euros

	31 Dec 2014 Basel III	31 Dec 2013 Basel II
Subscribed capital	6,292,207	5,666,710
Share premium account	38,611,238	36,804,223
Reserves	41,424,546	38,313,412
Treasury shares	-9,630	-8,551
Attributable profit	5,816,035	4,370,097
Dividend paid	-470,777	-406,371
Shareholders’ equity on public balance sheet	91,663,619	84,739,520
Valuation gains/(losses)	-10,857,959	-14,152,236
Minority interests	8,908,539	9,312,849

Total equity on public balance sheet	89,714,199	79,900,133

Goodwill and intangible assets	-23,397,844	-28,269,784
Eligible preference shares and participating securities	5,619,573	2,948,324
Accrued dividend	-543,279	-495,051
Other adjustments	-7,142,773	2,920,662
TIER 1	64,249,875	57,004,284

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PILLAR III DISCLOSURES CAPITAL

The following table provides a breakdown of the Group’s eligible capital and a comparison with the previous year:

Table 4. Eligible capital

Thousands of euros

	31 Dec 2014 Basel III	31 Dec 2013 Basel III
Common Equity Tier I	64,249,875	54,055,965
Capital	6,292,207	5,666,710
(-) Treasury shares and own shares financed	-51,993	-81,159
Share premium account	38,611,238	36,804,223
Reserves	41,424,546	38,269,643
Other retained earnings	-9,941,603	-11,015,440
Minority interests	6,663,451	7,682,473
Profit net of dividends	4,801,979	3,468,675
Deductions	-23,549,951	-26,739,160
Goodwill and intangible assets	-23,397,844	-26,739,160
Other	-152,107	—
Additional Tier I	—	2,303,520
Additional Tier 1	5,619,573	2,948,324
T1 Surpluses due to subsidiaries	98,506	—
Residual value of intangibles	-5,718,079	—
Deductions	—	-644,804
Tier II	6,232,765	7,422,207
Eligible T2 instruments	2,531,622	4,256,907
Gen. funds and surplus loan loss prov. IRB	3,607,652	3,501,310
T2 surpluses due to subsidiaries	93,491	—
Other	—	308,794
Deductions	—	-644,804

Total eligible capital	70,482,639	63,781,693

Note: Banco Santander and its subsidiaries have not participated in any state aid programme.

Note: To comply with some of the transparency improvements recommended by the EBA, a list of the instruments included in the capital base is included in Appendix II.

Common Equity Tier 1 (CET1) capital comprises the elements of Tier 1 capital, after applying the prudential filters and the deductions from CET1 and after applying the threshold exemptions specified by the CRR. The CRR provides for a phase-in period that will give institutions time to adapt to the new requirements in the European Union. The phase-in arrangements have been introduced into Spanish law through Bank of Spain Circular 2/2014.

Without considering the phase-in schedule, CET1 is made up of:

•	Share capital, which in December 2014 amounted to EUR 6,292,207 thousand.

•	Reserves, made up of (i) paid-up share premium, (ii) effective and disclosed reserves created from profit and amounts which are not recognised in the income statement but which must be recognised in “Other reserves”. For the purposes of the capital calculation the following are classified as reserves: currency translation differences, gains or losses on hedges of net investments in foreign operations.

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PILLAR III DISCLOSURES CAPITAL

•	The paid-up portion of any minority interest arising from the issue of ordinary shares by consolidated companies, subject to the limits specified in the CRR.

•	Profit net of dividends, which in December 2014 amounted to EUR 4,801,979 thousand.

•	The prudential filters exclude any gain or loss on cash flow hedges.

•	The deductions from CET1 items: treasury shares; losses for the current financial year; goodwill and other intangible assets recognised in the balance sheet; deferred tax assets that rely on future profitability (with the limitations specified in the CRR); the expected loss on equity exposures; and defined-benefit pension fund assets on the balance sheet.

Tier 1 capital comprises CET1 capital plus Additional Tier 1 (AT1) capital, including preferred securities issued by the Group less the deductions from AT1, consisting essentially of direct, indirect or synthetic holdings of own AT1 instruments and AT1 instruments of other financial sector entities.

Tier 2 capital includes the following items, among others:

•	Capital instruments and subordinated loans where the conditions laid down in the CRR are met.

•	The carrying amount of the general provision for portfolios subject to the standardised approach, up to a maximum of 1.25% of the credit risk-weighted assets used as the basis for calculating the general provision.

•	Any excess of the sum of impairment loss allowances and risk provisions for IRB exposures over the expected losses on those exposures, up to a maximum of 0.6% of credit-risk-weighted assets calculated under the IRB approach.

•	Deductions from Tier 2 capital, which consist essentially of direct, indirect or synthetic holdings of own Tier 2 instruments and Tier 2 instruments of other financial sector entities.

Table 5. Flow Statement. Regulatory capital

Thousands of euros

31 Dec 2014
Basel III
Core Tier 1 capital
Starting capital (31/12/2013)	54,055,965
Shares issued during the year and share premium account	2,432,512
Treasury shares and own shares financed	29,166
Reserves	-313,772
Attributable profit net of dividends	4,801,979
Exchange differences	1,493,982
Minority interests	-1,019,022
Changes in other retained earnings	-420,145
Decrease/(increase) in goodwill and other intangibles	3,341,316
Other deductions	-152,107
Ending capital (31/12/2014)	64,249,875
Additional Tier 1 capital
Starting capital (31/12/2013)	2,303,520
Eligible AT1 instruments	2,671,249
T1 surpluses due to subsidiaries	98,506
Residual value of intangibles	-5,718,079
Deductions	644,804
Ending capital (31/12/2014)	0
Tier 2 capital
Starting capital (31/12/2013)	7,422,207
Eligible T2 instruments	-1,725,285
Gen. funds and surplus loan loss prov. IRB	106,342
T2 surpluses due to subsidiaries	93,491
Deductions	336,010
Ending capital (31/12/2014)	6,232,765
Deductions from total capital

Final figure for total capital (31/12/2014)	70,482,639

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PILLAR III DISCLOSURES CAPITAL

Between 2013 and 2014 total eligible capital increased by EUR 6,700,946 thousand.

In addition to the abovementioned movements in accounting capital, which explain the main changes in the issued share capital and minority interests during the year, the changes in regulatory capital also include the estimated cash dividend for 2014, in the amount of EUR 1,014,056 thousand, which brings the attributable profit net of dividends to EUR 4,801,979 thousand.

The goodwill and intangible assets which, under the CRR transitional arrangements, are no longer deducted from CET1 capital but from AT1 capital amount to EUR 5,718,079 thousand at 31 December 2014. This movement offsets the increase in goodwill due to exchange rates and the acquisition offer to minority shareholders of Banco Santander Brasil, S.A. during the year.

Qualifying Additional Tier 1 instruments increased in 2014 mainly due to new issues of contingent convertible securities (CoCos), which at 31 December 2014 were valued at EUR 4,235,483 thousand and which replace issues that did not qualify under the stricter Basel III criteria and that were redeemed during the year. The decrease in subordinated debt is mainly due to redemptions during the year and loss of eligibility for inclusion in regulatory capital.

5.5.2. Deployment of advanced approaches and supervisory approval

The Santander Group intends to adopt the Basel II advanced internal ratings-based (AIRB) approach over the next few years for substantially all its banks, until more than 90% of net exposure in the loan book is covered by this approach.

Success in meeting this target in the short term will depend on new acquisitions and the need for supervisors to coordinate internal model validation processes. In some of the countries in which the Group operates, the legal framework for supervisors is the same as in Europe, based on the capital requirements directive.

In other jurisdictions, however, the internal model validation process is subject to the framework of collaboration between home country and host country supervisors, each acting under different legislation. In practice, this means having to adapt to different criteria and timetables to gain approval for the use of advanced approaches on a consolidated basis.

Santander continued to pursue this objective during 2014 through its plan to gradually implement the necessary technology platforms and methodological improvements to be able to gradually apply the advanced IRB approach for the calculation of regulatory capital in the rest of the Group’s units.

Regulatory approvals obtained in 2014

The Santander Group currently has supervisory approval for the use of advanced approaches for the calculation of regulatory capital requirements for credit risk for the parent and the main subsidiaries in Spain, the United Kingdom, Portugal, Germany and Mexico and for the global corporates portfolio of Brazil, Chile and the United States. Various regulatory approvals for the use of advanced approaches were obtained in 2014:

•	The majority of the retail portfolios of Santander Consumer Finance Germany (mainly autos).

•	The portfolios of cards and non-standardised corporates in Santander Consumer Spain, and the extension of the large corporates model.

•	The commercial real estate and state governments portfolios in Mexico, and also the non-standardised corporates portfolio (the latter had approval to use the foundation IRB approach).

•	Extension of the corporate specialised lending model to the UK portfolio.

As regards the rest of the geographies in America, plans remain in place to migrate the businesses in Santander Brazil towards AIRB approaches, while Santander México is continuing its efforts to complete its plan to adopt advanced approaches for the retail portfolios. In Chile, capital regulations will remain based on Basel I until local laws are changed to allow the use of advanced IRB approaches for the calculation of capital requirements at local level. Despite this limitation, Santander is continuing to work internally to request approval once regulatory conditions allow. Lastly, as regards the United States, plans are being reinforced to prepare the application for supervisory approval for the main subsidiaries once conditions are optimal.

In Europe, Santander Totta (Portugal) is completing its plans to deploy advanced approaches, while in Poland a detailed plan has been established to obtain supervisory approval in the medium term. The United Kingdom has placed the focus on the SME portfolio, with the aim of strengthening growth in this business segment, while waiting to be able to complete the rollout plans, which include credit cards and the consumer finance unit.

Lastly, in other jurisdictions in which the Group has a presence for consumer finance products, after obtaining approval for a significant percentage of the business in Germany, attention is now directed to obtaining supervisory approval for the rest of the exposures, notably mortgages. Work is under way to obtain supervisory authorisation for a representative portion of the businesses in the Nordic countries and develop the rollout plan for the acquisitions made in 2014. Consumer Spain expects to be able to complete the sequential implementation plan by obtaining approval for the SME portfolio in the near future.

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PILLAR III DISCLOSURES CAPITAL

The following chart shows the percent IRB coverage by geography1:

The portfolios with authorisation for the use of IRB models represent 53% of the Group’s total credit exposure3.

By geography, the biggest contributors are Spain (24%) and the UK (27%), followed by Portugal (3%), Mexico (2%) and the large corporates portfolios of Chile, Brazil and the US (4%), Consumer Germany (2%) and Consumer Spain (1%).

Of the remaining exposure, for which capital requirements are currently calculated using the standardised approach, 65% is subject to plans to implement advanced approaches, the goal being to secure supervisory approval for the use of IRB models for the calculation of capital requirements for 90% of the total exposure. The rest of the portfolios not included in the IRB rollout plan do not currently entail material exposures and are being analysed to assess whether or not they should be included in that plan. The following chart shows the distribution of the credit risk exposure by type of approach to the calculation of capital requirements.

3.	Net equity exposure.
4.	Net equity exposure, local currency sovereigns and non-financial assets

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PILLAR III DISCLOSURES CAPITAL

Table 6. Scope of use of the standardised (STD) approach and the internal models (IRB) approach

	Permanent[5] STD	STD	FIRB	AIRB
Spain (1)
UK		Residual retail portfolios	Non-significant residual exposures	Most retail and non- retail portfolios
Portugal
Consumer Spain and Germany	Sovereigns - local currency			Most retail portfolios
All portfolios
Rest of Europe (2)

	Permanent[5] STD	STD	FIRB	AIRB
Chile		Most portfolios		Large corporates
		Retail portfolios	Large corporates and banks	Non-standardised corporates
Mexico	Sovereigns - local currency
Brazil		Most portfolios		Large corporates
Rest of Latam (3)		All portfolios
USA (4)		Most portfolios		Large corporates

(1)	Includes Santander Spain and banking-related subsidiaries.
(2)	Includes Santander Poland, private banking and certain Consumer units (notably, in terms of exposure, Santander Consumer Nordics).
(3)	Includes mainly Argentina, Uruguay and Puerto Rico.
(4)	Includes Santander USA and Santander Consumer USA.
(5)	Also in permanent standardised approach run off business portfolios, non-material portfolios and non-financial assests.

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PILLAR III DISCLOSURES CAPITAL

As regards the other risks explicitly addressed in Pillar I of the Basel Capital Accord, since December 2009 the Santander Group has had permission to use its internal model for the calculation of capital requirements for price risk in the trading book, foreign exchange risk and commodity risk for the risk positions of Banco Santander, S.A.

Since the statement of shareholders’ equity at December 2010, the Group obtained approval to use internal models for the calculation of capital requirements for trading portfolio price risk and foreign exchange risk for the risk positions of Santander Totta, S.A., Banco Santander Totta International Bank, Inc. and in Chile for the risk positions of Banco Santander Chile, S.A., Santander Investment Chile, Limitada, Santander S.A. Agente de Valores and Santander S.A. Corredores de Bolsa.

Since 2012 the Group has had regulatory permission to use internal models to calculate capital requirements for price risk in the trading book and foreign exchange risk arising from the risk positions of Banco Santander México, S.A. and Casa de Bolsa Santander, S.A. de C.V. The Group is currently awaiting regulatory approval from the Bank of Spain and BACEN for the use of the internal model.

Lastly, the Santander Group obtained regulatory approval for the corporate methodology, allowing it to calculate the default and migration (IRC) risk surcharge and the stressed VaR for market risk in the trading book.

For operational risk the Santander Group currently uses the standardised approach to the calculation of regulatory capital. For 2015 the Group has decided to continue the project aimed at moving towards an advanced measurement (AMA) approach, for which it already meets most of the regulatory requirements, as most of them already apply under the standardised approach. It should be stressed, however, that the short-term priority in operational risk management continues to be mitigation.

Santander’s view of internal models

One of Santander’s main corporate objectives is to enable its subsidiaries to become leading institutions in their markets, adopt the most advanced return- and capital-based management systems currently in existence, and put themselves in the best possible position to succeed in the new competitive environment, which is increasingly complex and demanding.

Santander is convinced that internal models are key to achieving that objective, despite the criticism they have received from various circles and geographies and the current of opinion in favour of abandoning internal models and returning to a standardised approach closer to Basel I. In our view this would be highly unadvisable and would certainly be a backward step after the major advances made in recent years. Using internal models makes it possible to improve risk management overall and adapt capital requirements more closely to reality.

Further progress is needed at an international level to iron out any differences that might affect competition and ensure a level playing field across all jurisdictions. Some of the mechanisms supporting the whole modelling process still need adjusting; but it is crucial that institutions continue to invest in improving them and that supervisors reinforce supervision and consistency of standards.

5.5.3. Capital requirements

This section gives details of capital requirements by risk type and portfolio (see Table 7) and by geography (see Table 8). In Table 7 it can be observed that capital requirements decreased by 15.7% compared to 2013, while the distribution by Pillar I risk type is similar to last year: credit risk 82%, market risk 6% and operational risk 12%.

The main factors explaining the increase in risk-weighted assets compared to the previous year, from EUR 506.5 billion to EUR 585.8 billion, are the increase in capital requirements in the other exposures segment, under the standardised approach, and the increases in the corporates and other retail segments, both under the IRB approach.

The increase in capital requirements for credit risk under the standardised approach was due mainly to the increase in the other exposures category.

In Group units subject to the IRB approach, capital requirements increased by 12.9%, due mainly to the growth of EAD (+10.2%) and a higher capital-to-exposure ratio in the corporates segment.

Capital requirements for market risk are up 9.7%, due above all to the increase in capital requirements for position risk in the trading book under the standardised approach. Lastly, capital requirements for operational risk are up 6.1% at EUR 5,596 million.

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PILLAR III DISCLOSURES CAPITAL

For more details on the reasons for these changes, see sections 5.5.3.3. and 5.5.3.4.

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PILLAR III DISCLOSURES CAPITAL

Table 7. Capital requirements

Thousands of euros

	31 Dec 2014		31 Dec 2013
	Capital	RWAs	Capital	RWAs
Credit risk - IRB approach
Central governments and central banks	41,908	523,846	34,440	430,496
Institutions	1,090,183	13,627,288	955,865	11,948,316
Corporates	8,945,712	111,821,402	8,049,820	100,622,746
Retail exposures	5,525,134	69,064,171	4,750,025	59,375,318
Residential mortgages	3,574,594	44,682,425	3,621,216	45,265,199
Qualifying revolving retail exposures	330,911	4,136,393	258,743	3,234,293
Other retail	1,619,628	20,245,353	870,066	10,875,826
Equities	832,368	10,404,606	767,334	9,591,675
Simple method	—	—	—	—
PD/LGD method	472,973	5,912,160	363,701	4,546,263
Internal models	359,396	4,492,446	403,633	5,045,413
Listed instruments	108,563	1,357,035	159,915	1,998,941
Unlisted: Sufficiently diversified portfolios	723,806	9,047,572	607,419	7,592,740
Other exposures	—	—	—	—
Securitisation positions or exposures	92,668	1,158,348	76,348	954,350

TOTAL	16,527,973	206,599,661	14,633,832	182,922,901

Credit risk - Standardised approach
Central governments and central banks	334,645	4,183,065	191,078	2,388,476
Regional governments and local authorities	63,758	796,977	106,127	1,326,592
Public sector entities and other non-profit public institutions	20,720	258,997	20,680	258,506
Multilateral development banks	292	3,648	—	—
International organizations	5,546	69,327	—	—
Institutions	697,748	8,721,855	487,723	6,096,532
Corporates	5,348,763	66,859,535	4,962,692	62,033,649
Retail	6,690,813	83,635,168	7,107,412	88,842,644
Exposures secured by real estate property	3,016,299	37,703,741	2,749,196	34,364,944
Defaulted exposures	1,098,274	13,728,426	1,045,118	13,063,974
High-risk exposures	13,072	163,397	139,349	1,741,860
Covered bonds	24,465	305,817	—	—
Securitisation positions	104,926	1,311,569	72,334	904,175
Exposures to institutions and corporates with short-term credit ratings	15,053	188,165	13,866	173,324
Exposures to collective investment schemes (CIS)	872	10,894	8,850	110,628
Other exposures	4,390,541	54,881,764	1,741,529	21,769,110

TOTAL	21,825,788	272,822,345	18,645,953	233,074,414

Risk due to contributions to CCPs’ default fund	69,231	865,389	—	2,078,007
Risk due to credit valuation adjustment	22,056	275,700	—	8,768,647
Settlement risk - Trading book	134	1,679	63	788
Position risk - Trading book - Standardised approach	1,101,325	13,766,559	916,015	11,450,188
Position and exchange rate risk - Trading book - Internal models	816,002	10,200,029	860,674	10,758,425
Specific risk in securitisation positions (trading book)	74,175	927,186	108,096	1,351,200
Specific risk in correlation trading portfolio positions	3,496	43,699	58,758	734,475
Exchange rate risk - Standardised approach	813,268	10,165,851	616,959	7,711,988
Operational risk - Standardised approach	5,596,184	69,952,306	5,275,444	65,943,050
Other additional capital requirements	16,661	208,264	-599,373	-7,492,163

TOTAL	46,866,293	585,828,663	40,516,422	506,455,275

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PILLAR III DISCLOSURES CAPITAL

The following table shows capital requirements by geography:

Table 8. Capital requirements by geography

Thousands of euros

			United		Cont.	Rest of	United	Rest of
	TOTAL	Spain	Kingdom	Brazil	Europe	Latam	States	world
Credit risk - IRB approach
Central governments and central banks	41,908	41,908	—	—	—	—	—	—
Institutions	1,090,183	722,082	202,286		57,810	108,005
Corporates	8,945,712	4,963,000	1,279,927	1,034,731	499,353	735,560	433,141	—
Retail exposures	5,525,134	1,403,422	2,966,374	—	1,155,337	—	—	—
Mortgages	3,574,594	808,417	2,507,143	—	259,034	—	—	—
Cards	330,911	112,051	209,752	—	9,109	—	—	—
Other retail	1,619,628	482,955	249,480	—	887,194
Equities	832,368	832,368	—	—	—	—	—	—
Simple method	—
PD/LGD method	472,973	472,973	—	—	—	—	—	—
Internal models	359,396	359,396	—	—	—	—	—	—
Securitisation positions	92,668	50,504	40,009		2,155

TOTAL	16,527,973	8,013,284	4,488,596	1,034,731	1,714,656	843,565	433,141	—

Credit risk - Standardised approach
Central governments and central banks	334,645	15,789	1,344	10,783	2,294	298,337	6,076	22
Regional governments and local authorities	63,758	41	—	869	9,595	6,702	46,551	—
Public sector entities and other non-profit public institutions	20,720	—	—	—	3,356	12,168	5,196	—
Multilateral development banks	292	—	—	—	—	292	—	—
International organizations	5,546	—	5,546	—	—	—	—	—
Institutions	697,748	55,081	21,014	176,089	53,130	110,043	281,728	663
Corporates	5,348,763	181,785	1,377,765	1,236,945	720,647	930,349	884,127	17,143
Retail	6,690,813	140,882	561,985	1,854,048	1,583,512	1,130,003	1,420,384	—
Exposures secured by real estate property	3,016,299	220,173	66,322	337,431	568,247	780,810	1,043,316	—
Defaulted exposures	1,098,274	475,598	24,647	130,641	165,729	193,924	107,674	61
High-risk exposures	13,072	140	8,853	—	—	1,313	2,766	—
Covered bonds	24,465	—	24,465	—	—	—	—	—
Exposures to institutions and corporates with short-term credit ratings	15,053	5	44	—	9,052	5,952	—	—
Exposures to collective investment schemes (CIS)	872	—	—	868	—	3	—	—
Other exposures	4,390,541	1,620,632	208,176	1,093,216	365,670	408,369	693,510	970
Securitisation positions	104,926	1,130	—	59,374	—	—	44,421	—

TOTAL	21,825,788	2,711,256	2,300,162	4,900,264	3,481,232	3,878,265	4,535,749	18,859

Risk due to contributions to CCPs’ default fund	69,231	38,959	30,183	81	—	8	—	—
Risk due to credit valuation adjustment	22,056	9,494	8,231	674	145	3,309	202
Settlement risk - Trading book*	134	134	—	—	—	—	—	—
Position risk - Trading book - Standardised approach	1,101,325	106,046	674,338	210,911	32,778	36,261	40,991	—
Position and exchange rate risk - Trading book - Internal models	816,002	583,643	—	—	192	232,167	—	—
Specific risk in securitisation positions (trading book)*	74,175	72,088	—	2,087	—	—	—	—
Specific risk in correlation trading portfolio positions*	3,496	3,496	—	—	—	—	—	—
Exchange rate risk - Standardised approach*	813,268	813,268	—	—	—	—	—	—
Operational risk - Standardised approach**	5,596,184	1,029,600	688,804	1,631,822	667,961	891,866	686,132
Other additional capital requirements	16,661	16,661

TOTAL	46,866,293	13,397,929	8,190,314	7,780,571	5,896,963	5,885,443	5,696,215	18,859

*	Risks that are calculated at corporate level. All the risk has been assigned to Spain.
**	The operational risk consumption of corporate activities has been assigned to Continental Europe.

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5.5.3.1. Credit risk

The following table shows the main changes in capital requirements for credit risk:

Table 9. Flow Statement. Capital requirement for credit risk Millions of euros

	Capital	RWAs
Starting figure (31/12/2013)	32,436	405,451
Changes in exposure	1,946	24,319
Perimeter of portfolios under internal models	-346	-4,329
Perimeter changes	551	6,882
Business risk changes	1,504	18,796
Changes in parameters that affect exposure	238	2,971
Methodological changes	186	2,329
Exchange rate	979	12,232
Basel III impact	1,956	24,451
Changes in credit portfolio quality	-74	-924
Ending figure (31/12/2014)	37,429	467,859

*	Does not include capital requirements for equity investments or securitisations under the IRB approach.

The increase in capital requirements for credit risk is attributable mainly to three factors: the impact of Basel III on deferred tax assets, the growth of the business in Brazil and the United States and the effect of exchange rates.

To a lesser extent, capital requirements have also increased as a result of methodological changes, mainly due to recalibration of the risk parameters in portfolios treated under IRB approaches.

5.5.3.1.1. Internal ratings-based (IRB) approach

The tables in this section show, for each business segment, the distribution by rating grade (internal and Standard & Poor’s) of the value of exposures, credit risk parameters and capital under the IRB approach, distinguishing between foundation IRB (FIRB) and advanced IRB (AIRB).

Note: in the following tables the internal ratings and PD bands for non-retail portfolios are mapped to the external ratings, so as to provide a more detailed breakdown of the information, in compliance with one of the EDTF’s transparency recommendations.

Table 10. AIRB approach. Central banks and central governments

Thousands of euros

31 December 2014
			EAD-		EAD-
Internal			weighted		weighted
rating grade	PD band	S&P grade	average PD	EAD	average LGD	Capital/EAD	RWA/EAD	EL/EAD
1	[0.00296;0.00769)	AAA	—	—	—	—	—	—
2	[0.00769;0.01474)	AA+	0.01%	850,216	42.95%	1.17%	14.58%	0.00%
3	[0.01474;0.025)	AA	0.02%	167,217	40.68%	1.66%	20.78%	0.01%
4	[0.025;0.045)	AA-	0.03%	2,790	42.70%	2.24%	27.94%	0.01%
5	[0.045;0.065)	A+	0.06%	977,611	44.17%	2.52%	31.51%	0.02%
6	[0.065;0.075)	A	—	—	—	—	—	—
7	[0.075;0.11)	A-	0.09%	53,236	48.25%	1.20%	14.96%	0.04%
8	[0.11;0.17)	BBB+	0.15%	95	50.00%	4.72%	59.03%	0.07%
9	[0.17;0.26)	BBB	0.24%	32,381	50.00%	5.72%	71.45%	0.12%
10	[0.26;0.375)	BBB-	—	—	—	—	—	—
11	[0.375;0.555)	BB+	0.38%	778	50.00%	7.48%	93.56%	0.19%
12	[0.555;0.905)	BB	—	—	—	—	—	—
13	[0.905;1.72)	BB-	1.33%	1,735	51.85%	10.86%	135.71%	0.72%
14	[1.72;3.52)	B+	3.05%	9,815	60.84%	12.66%	158.29%	1.86%
15	[3.52; 6.325)	B	4.19%	821	50.00%	14.68%	183.53%	2.10%
16	[6.325;17.395)	B-	6.78%	5	70.00%	19.68%	245.94%	4.74%
17	[17.395;100)	CCC/C	34.33%	1,475	60.84%	26.97%	337.09%	20.89%
18	100.00000	D	—	—	—	—	—	—

TOTAL 2014			0.08%	2,098,173	43.69%	2.00%	24.97%	0.04%

TOTAL 2013			0.07%	2,050,768	42.68%	1.68%	21.00%	0.03%

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PILLAR III DISCLOSURES CAPITAL

49% of EAD is in rating grades above AA- and practically all of the portfolio (98%) has a credit rating above A-. The average LGD is 43.69% and capital consumption is 2.00%. EAD is up (+2%) compared to 2013, as also are average PD and average LGD. This results in an increase in capital consumption as a percentage of EAD.

In accordance with art. 150 of the CRR, the Santander Group permanently uses the standardised approach for sovereign exposures denominated and funded in the Member State’s local currency, applying a 0% risk weight.

Table 11. AIRB approach. Institutions

Thousands of euros

31 December 2014
			EAD-		EAD-
Internal			weighted		weighted
rating grade	PD band	S&P grade	average PD	EAD	average LGD	Capital/EAD	RWA/EAD	EL/EAD
1	[0.00296;0.00769)	AAA	—	—	—	—	—	—
2	[0.00769;0.01474)	AA+	—	—	—	—	—	—
3	[0.01474;0.025)	AA	—	—	—	—	—	—
4	[0.025;0.045)	AA-	0.04%	12,716,309	44.48%	1.08%	13.49%	0.01%
5	[0.045;0.065)	A+	0.06%	7,558,404	42.60%	1.48%	18.51%	0.02%
6	[0.065;0.075)	A	0.07%	466,738	8.51%	0.53%	6.65%	0.01%
7	[0.075;0.11)	A-	0.10%	6,161,308	41.25%	2.17%	27.12%	0.04%
8	[0.11;0.17)	BBB+	0.15%	4,319,605	29.91%	1.81%	22.67%	0.05%
9	[0.17;0.26)	BBB	0.21%	7,411,780	13.78%	1.70%	21.29%	0.03%
10	[0.26;0.375)	BBB-	0.27%	1,651,784	39.81%	4.16%	51.95%	0.11%
11	[0.375;0.555)	BB+	0.42%	3,641,986	21.46%	2.74%	34.29%	0.10%
12	[0.555;0.905)	BB	0.69%	1,452,625	22.69%	3.96%	49.48%	0.15%
13	[0.905;1.72)	BB-	1.38%	3,377,020	9.13%	1.74%	21.71%	0.11%
14	[1.72;3.52)	B+	2.27%	1,565,083	17.45%	4.28%	53.51%	0.33%
15	[3.52; 6.325)	B	5.99%	1,188,056	17.24%	5.48%	68.53%	0.96%
16	[6.325;17.395)	B-	8.52%	19,992	10.37%	4.09%	51.08%	0.89%
17	[17.395;100)	CCC/C	22.72%	16,644	16.38%	7.45%	93.12%	3.72%
18	100.00000	D	100.00%	137,969	36.84%	1.01%	12.67%	35.83%

TOTAL 2014			0.71%	51,685,304	31.69%	1.95%	24.43%	0.17%

TOTAL 2013			1.07%	50,904,249	34.56%	1.81%	22.63%	0.21%

78% of the EAD is concentrated in rating grades above BBB- and capital consumption as a percentage of EAD for the portfolio as a whole is 1.95%.

Compared to 2013 the EAD is slightly higher (+1.5%) and capital consumption is up (1.95% in 2014 compared to 1.81% in 2013), despite the fall in the portfolio’s average PD and average LGD due to the introduction during the year of the asset value correlation factor for certain counterparties.

In December 2014 the AIRB approach was adopted for the state governments portfolio of Santander México, with exposure of EUR 512 million.

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Table 12 AIRB approach. Corporates

Thousands of euros

31 December 2014
			EAD-		EAD-
Internal			weighted		weighted
rating grade	PD band	S&P grade	average PD	EAD	average LGD	Capital/EAD	RWA/EAD	EL/EAD
1	[0.00296;0.00769)	AAA	—	—	—	—	—	—
2	[0.00769;0.01474)	AA+	—	—	—	—	—	—
3	[0.01474;0.025)	AA	—	—	—	—	—	—
4	[0.025;0.045)	AA-	0.03%	8,920,672	29.51%	0.94%	11.72%	0.01%
5	[0.045;0.065)	A+	0.05%	8,391,415	28.47%	1.11%	13.84%	0.01%
6	[0.065;0.075)	A	0.07%	285	32.51%	1.24%	15.47%	0.02%
7	[0.075;0.11)	A-	0.09%	14,898,856	40.87%	2.10%	26.26%	0.04%
8	[0.11;0.17)	BBB+	0.15%	18,559,199	42.92%	2.98%	37.24%	0.07%
9	[0.17;0.26)	BBB	0.23%	7,101,393	40.76%	3.18%	39.78%	0.09%
10	[0.26;0.375)	BBB-	0.31%	23,503,218	43.84%	4.16%	51.96%	0.14%
11	[0.375;0.555)	BB+	0.52%	17,595,070	43.92%	5.86%	73.27%	0.23%
12	[0.555;0.905)	BB	0.74%	5,582,902	42.64%	5.10%	63.81%	0.32%
13	[0.905;1.72)	BB-	1.20%	21,855,755	40.53%	6.51%	81.36%	0.48%
14	[1.72;3.52)	B+	2.68%	7,337,176	38.85%	7.86%	98.24%	1.05%
15	[3.52; 6.325)	B	5.03%	6,924,706	39.30%	9.88%	123.54%	2.00%
16	[6.325;17.395)	B-	9.29%	3,823,515	37.24%	10.75%	134.38%	3.46%
17	[17.395;100)	CCC/C	37.65%	782,302	41.37%	15.83%	197.91%	15.34%
18	100.00000	D	100.00%	15,793,566	43.87%	1.16%	14.56%	43.25%

TOTAL 2014			10.88%	161,070,031	40.66%	4.32%	54.05%	4.67%

TOTAL 2013			12.55%	144,374,028	37.70%	4.07%	50.88%	4.45%

56% of the EAD without default is concentrated in rating grades above BBB- and 12% has a credit rating above A+.

During 2014 there was an increase in EAD (+12%) and an increase in capital consumption as a percentage of EAD (from 4.07% to 4.32%), combined with an increase in the average LGD (from 37.7% to 40.7%), despite the decrease in PD without default (from 1.67% to 1.19%).

In June 2014 the AIRB approach was adopted for the exposures belonging to the corporates segment of Santander Consumer Spain, with exposure of EUR 525 million, and in December 2014 for the corporates segment of Santander Consumer Germany, with exposure of EUR 1.736 million, and the developers portfolio of Santander México, with exposure of EUR 1.314 million. In addition, also in December 2014, the corporates portfolio of Santander México, with exposure of EUR 5,043 million, was migrated from the FIRB to the AIRB approach.

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Table 13. AIRB approach. Retail portfolios

Thousands of euros

		31 December 2014
						EAD-
		Weighted	Original	Off-balance-		weighted	Capital/
PD/RW band		average PD	exposure	sheet amount	EAD	average LGD	EAD	EL/EAD
Residential mortgages
1	AAA/A+	0.04%	20,409,407	530,207	20,417,129	9.10%	0.08%	0.00%
2	A/A-	0.08%	15,123,198	791,909	15,169,097	13.08%	0.19%	0.01%
3	BBB+	0.17%	42,157,715	3,009,962	41,276,755	10.99%	0.33%	0.02%
4	BBB/BBB-	0.37%	71,842,645	4,682,372	70,596,931	10.14%	0.53%	0.04%
5	BB+BB	0.99%	68,003,871	3,991,462	67,341,251	10.90%	1.14%	0.11%
6	BB-/B-	4.12%	43,241,391	1,155,132	43,275,757	13.37%	3.21%	0.56%
7	B-/C	32.48%	13,335,919	31,138	13,388,348	14.40%	5.97%	4.54%
Default	D	100.00%	8,864,919	31,375	8,833,910	25.66%	0.63%	25.42%

TOTAL 2014		5.70%	282,979,065	14,223,557	280,299,178	11.72%	1.28%	1.14%

TOTAL 2013		5.48%	269,959,914	13,538,794	267,179,118	11.63%	1.36%	0.96%

Qualifying revolving retail exposures
1	AAA/A+	0.04%	2,549,491	2,416,935	1,407,679	57.72%	0.12%	0.02%
2	A/A-	0.08%	201,184	201,176	134,409	54.28%	0.22%	0.04%
3	BBB+	0.17%	4,742,989	4,689,888	3,774,051	72.43%	0.58%	0.13%
4	BBB/BB+	0.48%	5,457,029	4,988,966	2,849,986	56.25%	1.02%	0.28%
5	BB/B+	2.15%	3,049,901	2,247,949	2,217,264	64.99%	3.63%	1.40%
6	B/B-	7.10%	1,481,569	792,380	1,281,852	67.76%	8.50%	4.83%
7	CCC/C	30.03%	621,303	267,289	597,993	66.86%	14.28%	19.84%
Default	D	100.00%	172,192	23,756	152,882	69.65%	1.92%	67.73%

TOTAL 2014		3.96%	18,275,658	15,628,339	12,416,116	64.74%	2.67%	2.64%

TOTAL 2013		4.03%	11,959,801	7,698,324	9,734,941	64.28%	2.66%	2.67%

Other retail
1	AAA/A+	0.03%	427,948	340,041	419,365	50.09%	0.43%	0.02%
2	A/BBB	0.21%	2,643,412	322,187	2,537,728	41.24%	1.43%	0.09%
3	BB	0.62%	12,598,512	629,406	12,350,852	45.31%	3.01%	0.29%
4	BB/BB-	1.72%	11,031,270	847,544	10,664,543	52.78%	5.32%	0.90%
5	B+	3.85%	5,569,939	403,438	5,465,906	55.96%	6.51%	2.14%
6	B/B-	19.04%	2,114,081	153,700	2,075,069	49.09%	6.20%	3.98%
7	CCC/C	33.11%	1,660,845	110,867	1,604,070	48.78%	8.87%	16.42%
Default	D	100.00%	1,863,088	103,359	1,799,861	69.15%	0.89%	68.45%

TOTAL 2014		8.67%	37,909,095	2,910,542	36,917,394	50.34%	4.39%	4.95%

TOTAL 2013		12.24%	18,660,006	2,773,863	17,596,516	45.52%	4.94%	5.98%

Retail portfolios. Residential mortgages

54% of the non-defaulted exposure is concentrated in rating grades above BBB-. It can be observed that the EAD is up 5% compared to 2013.

On the other hand, there is a decrease in the PD without default, causing a decrease in capital consumption (from 1.36% to 1.28%), despite the increase in the average LGD (from 11.63% to 11.72%).

The average PD is up because of the increase in defaults compared to the previous year. This combines with the increase in LGD to give a higher ratio of expected loss to EAD.

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Retail portfolios. Qualifying revolving retail exposures

67% of the non-defaulted exposure is concentrated in rating grades above BB+. EAD is up compared to 2013 (+28%). The risk parameters, both PD and LGD, remain very stable, with the result that capital consumption hardly changes compared to 2013 (from 2.66% in 2013 to 2.67% in 2014).

In June 2014 the exposures belonging to Santander Consumer Spain switched to the AIRB approach, with an exposure of EUR 1,878 million.

Other retail

EAD is up 109% as a result of the adoption, in December 2014, of the AIRB approach for the exposures belonging to Santander Consumer Germany, with exposure of EUR 19,286 million. As regards the risk parameters, the average PD improves compared to 2013 (from 12.24% to 8.67%), while the LGD increases from 45.52% to 50.34% in 2014. As a result, capital consumption is down from 4.94% to 4.39%.

Table 14. FIRB approach. Institutions

Thousands of euros

31 December 2014
			EAD-		EAD-
Internal			weighted		weighted
rating grade	PD band	S&P grade	average PD	EAD	average LGD	Capital/EAD	RWA/EAD	EL/EAD
1	[0.00296;0.00769)	AAA	—	—	—	—	—	—
2	[0.00769;0.01474)	AA+	—	—	—	—	—	—
3	[0.01474;0.025)	AA	—	—	—	—	—	—
4	[0.025;0.045)	AA-	0.03%	1,808,625	44.94%	1.77%	22.07%	0.01%
5	[0.045;0.065)	A+	0.06%	533,699	45.00%	2.43%	30.35%	0.05%
6	[0.065;0.075)	A	—	—	—	—	—	—
7	[0.075;0.11)	A-	0.09%	425,965	44.98%	3.29%	41.12%	0.06%
8	[0.11;0.17)	BBB+	0.16%	409,136	45.00%	4.35%	54.34%	0.07%
9	[0.17;0.26)	BBB	—	—	—	—	—	—
10	[0.26;0.375)	BBB-	0.27%	11,848	45.00%	5.77%	72.11%	2.27%
11	[0.375;0.555)	BB+	0.45%	29,443	45.00%	5.61%	70.13%	0.91%
12	[0.555;0.905)	BB	—	—	—	—	—	—
13	[0.905;1.72)	BB-	1.26%	3,104	45.00%	10.74%	134.21%	8.66%
14	[1.72;3.52)	B+	—	—	—	—	—	—
15	[3.52; 6.325)	B	3.59%	4,778	45.00%	13.91%	173.93%	5.63%
16	[6.325;17.395)	B-	—	—	—	—	—	—
17	[17.395;100)	CCC/C	—	—	—	—	—	—
18	100.00000	D	—	—	—	—	—	—

TOTAL 2014			0.07%	3,226,598	44.97%	2.48%	31.00%	0.03%

TOTAL 2013			0.08%	2,504,511	45.00%	1.88%	23.50%	0.03%

There is a very significant increase in EAD (up from EUR 2,505 million in 2013 to EUR 3,227 million in 2014). Note that 98% of the exposure has a credit rating above BBB+ and more than 72% has a rating above A.

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PILLAR III DISCLOSURES CAPITAL

Both the portfolio PD without default and the average LGD remain practically unchanged, but capital consumption increases from 1.88% to 2.48%, due to the introduction in 2014 of the asset value correlation factor. In December 2014 the state governments portfolio of Santander México migrated to the AIRB approach, resulting in a decrease of EUR 512 million in the FIRB exposure.

Table 15. FIRB approach. Corporates

Thousands of euros

31 December 2014
			EAD-		EAD-
Internal			weighted		weighted
rating grade	PD band	S&P grade	average PD	EAD	average LGD	Capital/EAD	RWA/EAD	EL/EAD
1	[0.00296;0.00769)	AAA	—	—	—	—	—	—
2	[0.00769;0.01474)	AA+	—	—	—	—	—	—
3	[0.01474;0.025)	AA	—	—	—	—	—	—
4	[0.025;0.045)	AA-	0.03%	1,384,281	43.69%	1.19%	14.87%	0.01%
5	[0.045;0.065)	A+	0.05%	1,667,259	45.00%	1.71%	21.35%	0.02%
6	[0.065;0.075)	A	—	—	—	—	—	—
7	[0.075;0.11)	A-	0.09%	361,537	45.00%	2.41%	30.09%	0.04%
8	[0.11;0.17)	BBB+	0.13%	660,789	44.70%	2.95%	36.84%	0.06%
9	[0.17;0.26)	BBB	0.23%	278,154	44.57%	3.95%	49.39%	0.10%
10	[0.26;0.375)	BBB-	0.29%	858,289	41.81%	4.24%	53.03%	0.12%
11	[0.375;0.555)	BB+	0.44%	1,648,763	38.72%	4.46%	55.70%	0.17%
12	[0.555;0.905)	BB	0.78%	1,602,327	41.23%	5.85%	73.10%	0.32%
13	[0.905;1.72)	BB-	1.23%	1,824,814	40.91%	6.84%	85.45%	0.50%
14	[1.72;3.52)	B+	2.40%	803,053	41.05%	8.19%	102.37%	0.98%
15	[3.52; 6.325)	B	4.82%	189,668	40.70%	8.75%	109.36%	1.96%
16	[6.325;17.395)	B-	—	—	—	—	—	—
17	[17.395;100)	CCC/C	35.00%	1,068	40.92%	11.95%	149.39%	14.32%
18	100.00000	D	100.00%	554,052	41.03%	0.00%	0.00%	41.03%

TOTAL 2014			5.33%	11,834,054	42.05%	4.18%	52.28%	2.19%

TOTAL 2013			4.23%	15,072,918	43.31%	5.08%	63.50%	1.78%

61% of the non-defaulted exposure is concentrated in rating grades above BB+. EAD decreases in 2014 (-21%), as also does the portfolio’s overall capital requirement (-35%).

The average PD of the portfolio increases overall (from 4.23% to 5.33%), due to the increase in default, causing an increase in the ratio of expected loss to exposure. LGD falls from 43.31% to 42.05% and capital consumption as a percentage of EAD declines (from 5.08% to 4.18%) compared to 2013.

The migration of the corporates portfolio of Santander México from the FIRB to the AIRB approach results in a EUR 5,043 million decrease in exposure.

Note: The following table shows information on Project Finance, using the template provided by the Basel Committee:

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Table 16. Slotting criteria. Specialised lending

Thousands of euros

31 December 2014
Other than HVCRE
			EAD
						Income-
Regulatory			Project	Object	Commodity	producing			Expected
category	Maturity	RW	finance	finance	finance	real estate	Total	Capital	loss
Strong	< 2.5 years	50%	45,327	—	—	—	45,327	1,813	—
	>= 2.5 years	70%	1,061,367	234	—	118,225	1,179,826	66,070	4,606
Good	< 2.5 years	70%	1,152,269	148,021	—	1,964,505	3,264,794	182,828	11,573
	>= 2.5 years	90%	6,763,477	159,802	437,713	4,117,988	11,478,981	826,487	86,415
Satisfactory		115%	1,610,710	57,506	—	603,797	2,272,013	209,025	53,700
Weak		250%	266,111	6,871	—	120,828	393,811	78,762	26,228
Default		—	1,401,264	53,522	—	274,171	1,728,958	—	708,758

TOTAL			10,871,780	407,501	437,713	7,160,842	20,363,710	1,364,986	891,280

HVCRE (High Volatility Commercial Real Estate)
			EAD
						Income-
Regulatory			Project	Object	Commodity	producing			Expected
category	Maturity	RW	finance	finance	finance	real estate	Total	Capital	loss
Strong	< 2.5 years	50%	—	—	—	—	10,673	427	—
	>= 2.5 years	70%	—	—	—	—	599,611	33,578	2,398
Good	< 2.5 years	70%	—	—	—	—	212,321	11,890	849
	>= 2.5 years	90%	—	—	—	—	591,201	42,566	4,730
Satisfactory		115%	—	—	—	—	119,661	11,009	3,351
Weak		250%	—	—	—	—	110,789	22,158	8,863
Default		—	—	—	—	—	—	—	—

TOTAL							1,644,256	121,628	20,191

EAD is up (+9%) compared to 2013. The increase in exposure (+5%) in the higher rating grades (RWs between 50% and 90%), combined with an increase in the defaulted exposure, brings capital consumption down from 7.19% to 6.75%.

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Table 17. Equity

Thousands of euros

	31 December 2014
	Weighted	Original		EAD-weighted
PD/RW band	average PD	exposure	EAD	average LGD	Capital/EAD	EL/EAD
PD/LGD Method
1	1.25%	385,839	385,839	90.00%	16.48%	1.13%
2	1.66%	48,117	48,117	90.00%	8.09%	1.50%
3	2.96%	86,946	86,946	90.00%	8.00%	2.66%
4	3.05%	750,694	750,694	90.00%	27.13%	2.74%
5	6.04%	258,067	258,067	90.00%	31.50%	5.44%
6	—	—	—	—	—	—
Default	—	—	—	—	—	—

TOTAL 2014	3.05%	1,529,663	1,529,663	90.00%	23.50%	2.75%

TOTAL 2013	4.20%	1,350,809	1,350,809	90.00%	26.92%	3.78%

% average capital: % 23.50%
Internal models 2014	—	2,459,049	2,459,049	—	19.23%	—
Internal models 2013	—	1,817,495	1,817,495	—	22.21%	—

TOTAL 2014	—	3,988,712	3,988,712	—	20.87%	—

TOTAL 2013	—	3,168,304	3,168,304	—	24.22%	—

Note: In the case of equity exposures, EAD is equal to the original exposure and the off-balance-sheet amount is equal to zero.

Equity exposures increase overall in 2014 (+26%). In particular, there is an increase in internal models (+35%) and in the PD/LGD method (+13%).

Capital consumption as a percentage of EAD decreases in 2014 from 24.22% to 20.87%, mainly due to increased diversification of the IRB portfolio, combined with a decrease (from 4.20% to 3.05%) in PD without default in the PD/LGD method.

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The following charts summarise the changes between 2013 and 2014 in the average risk parameters, exposure, and capital as a percentage of EAD for the different portfolios.

5.5.3.1.2. Standardised approach

For the calculation of regulatory capital under the standardised approach, the Santander Group uses the external rating agencies designated as eligible by the Bank of Spain. The agencies used for the capital calculation at 31 December 2014 are Fitch, Moody’s, DBRS and Standard & Poor’s.

Also, for the central government and central banks category, if the requirements of article 137 of the CRR are met, the Santander Group uses the OECD’s Country Risk Classification of the Participants to the Arrangement on Officially Supported Export Credits.

Pursuant to Part III, Title II, Chapter II of the CRR, different risk weights are applied to credit exposures, depending on the rating assigned by the credit rating agencies (e.g. Fitch, Moody’s and Standard & Poor’s for the corporates segment) or the minimum export insurance premium rating (e.g. OECD for the central government and central bank segment).

At present, the Group has no process in place for assigning the credit ratings of publicly traded securities to comparable assets that are not included in the trading book.

The tables below show the value of the net exposure after impairment loss allowances before and after risk mitigation, by segment and credit quality grade. Guarantees are applied by reallocating exposures to the corresponding asset categories and risk weightings.

In accordance with art. 150 of the CRR, the Santander Group permanently uses the standardised approach for sovereign exposures denominated and funded in the Member State’s local currency, applying a 0% risk weight.

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Table 18. Standardised approach. EAD before mitigation techniques

Thousands of euros

	31 December 2014
	Risk weightings
	0%	2%	10%	20%	35%	50%	75%	100%	150%	250%	Total
Central governments and central banks	135,140,616	—	—	590,929	—	8,548,474	—	2,451,199	552,225	—	147,283,443
Regional governments and local authorities	288,710	—	—	1,658,491	—	85,458	—	102,662	—	—	2,135,321
Public sector entities and other non-profit public institutions	4,748,181	—	—	949,409	—	61,579	—	38,342	—	—	5,797,511
Multilateral development banks	1,447,241	—	—	5,524	—	—	—	2,543	—	—	1,455,308
International organizations	—	—	—	—	—	—	—	69,327	—	—	69,327
Institutions	—	10,286,707	—	22,142,815	—	1,779,811	—	4,237,073	213,484	—	38,659,890
Corporates	—	—	—	786,985	—	579,753	—	70,284,283	1,694,910	—	73,345,932
Retail exposures	—	—	—	—	—	—	118,659,522	—	—	—	118,659,522
Exposures secured by real estate property	—	—	—	858	58,105,270	11,374,926	1,031,564	11,382,554	—	—	81,895,172
Defaulted exposures	—	—	—	—	—	—	—	11,080,380	1,765,363	—	12,845,743
High-risk exposures	—	—	—	—	—	—	—	—	108,930	—	108,930
Covered bonds	—	—	3,058,168	—	—	—	—	—	—	—	3,058,168
Exposures to institutions and corporates with short-term credit ratings	—	—	—	—	—	3,919	—	52,903	91,464	—	148,286
Exposures to collective investment schemes (CIS)	—	—	—	—	—	—	—	174,939	—	—	174,939
Other exposures	21,086,175	549,183	—	8,859,763	—	5,859	—	34,149,821	88	8,170,906	72,821,795
Credit risk standardised approach	162,710,923	10,835,890	3,058,168	34,994,774	58,105,270	22,439,779	119,691,086	134,026,026	4,426,464	8,170,906	558,459,285
Securitisation positions											2,000,675

Total credit risk standardised approach	162,710,923	10,835,890	3,058,168	34,994,774	58,105,270	22,439,779	119,691,086	134,026,026	4,426,464	8,170,906	560,459,960

*	The “EAD after CRM” chart shows the net exposure after impairments and provisions and after converting off-balance-sheet items to credit exposures using CCFs.

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Table 19. Standardised approach. EAD after mitigation techniques

Thousands of euros

	31 December 2014
	Risk weightings
	0%	2%	10%	20%	35%	50%	75%	100%	150%	250%	Total
Central governments and central banks	146,417,648	—	—	565,716	—	1,580,773	—	2,451,200	552,225	—	151,567,562
Regional governments and local authorities	288,710	—	—	3,313,807	—	85,458	—	91,484	—	—	3,779,459
Public sector entities and other non-profit public institutions	4,748,181	—	—	947,079	—	62,479	—	38,341	—	—	5,796,080
Multilateral development banks	1,364,074	—	—	5,524	—	—	—	2,543	—	—	1,372,141
International organizations	—	—	—	—	—	—	—	69,327	—	—	69,327
Institutions	—	9,978,879	—	19,413,105	—	1,636,095	—	3,501,387	213,484	—	34,742,950
Corporates	—	—	—	704,199	—	622,677	—	64,882,531	1,694,910	—	67,904,318
Retail exposures	—	—	—	—	—	—	115,336,197	—	—	—	115,336,197
Exposures secured by real estate property	—	—	—	858	58,057,429	11,374,926	1,031,564	11,382,554	—	—	81,847,331
Defaulted exposures	—	—	—	—	—	—	—	11,080,387	1,765,362	—	12,845,749
High-risk exposures	—	—	—	—	—	—	—	—	108,930	—	108,930
Covered bonds	—	—	3,058,168	—	—	—	—	—	—	—	3,058,168
Exposures to institutions and corporates with short-term credit ratings	—	—	—	—	—	230,222	—	52,904	13,433	—	296,559
Exposures to collective investment schemes (CIS)	—	—	—	—	—	—	—	10,894	—	—	10,894
Other exposures	23,728,008	549,183	—	7,659,318	—	225,259	—	32,798,899	88	8,170,906	73,131,661
Credit risk standardised approach	176,546,621	10,528,062	3,058,168	32,609,606	58,057,429	15,817,889	116,367,761	126,362,451	4,348,432	8,170,906	551,867,324
Securitisation positions											2,000,675

Total credit risk standardised approach	176,546,621	10,528,062	3,058,168	32,609,606	58,057,429	15,817,889	116,367,761	126,362,451	4,348,432	8,170,906	553,867,999

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5.5.3.2. Credit risk - securitisations

5.5.3.2.1. Methodology for calculating risk-weighted exposures in securitisation activities

The Group calculates regulatory capital for securitisation positions only if the securitisation special purpose vehicle (SPV) meets the regulatory conditions established in the CRR for the transfer of significant credit risk. Otherwise, capital is calculated for the securitised exposures as if they had not been securitised.

Capital requirements for securitisation positions are calculated by applying the appropriate risk weight to the exposure value of each position, depending on the approach (standardised or IRB) used by the entity to calculate the risk-weighted exposure amounts of the securitised portfolio. If the entity uses both approaches for the various securitised exposures that make up the underlying portfolio, the method that applies to the predominant proportion of exposures in the portfolio is used.

Entities that use the standardised approach to calculate capital requirements apply the following risk weights, as stipulated in the CRR, based on the credit quality level assigned to the external credit ratings issued by eligible External Credit Assessment Institutions (ECAIs) for each securitisation or re-securitisation position:

Table 20. RWs of securitisations for the standardised approach

Credit quality level	Short-term ratings	Long-term ratings	Securitisation positions	Resecuritisation positions
1	A-1+, A-1	AAA to AA-	20%	40%
2	A-2	A+ to A-	50%	100%
3	A-3	BBB+ to BBB-	100%	225%
4	N/A	BB+ to BB-	350%	650%
Other levels			1,250%	1,250%

Where no external credit rating is available, the entity assigns the weighted-average risk weight applied to securitised exposures, multiplied by the concentration ratio (lookthrough method). If the institution has insufficient information on the underlying portfolio, a risk weight of 1250% is assigned.

Entities that adopt the IRB approach for the calculation of capital requirements currently use the external-ratings-based approach, applying the following risk weights, as stipulated in the CRR. These weights are set depending on whether it is a securitisation or a re-securitisation, whether it is the most senior position in the securitisation or not, the effective number of exposures (granularity of the underlying) and the credit quality level assigned to the external credit ratings issued by eligible ECAIs or the ratings inferred from each securitisation position. These risk weights are multiplied by 1.06 to calculate the risk-weighted exposure amounts, except for the tranches weighted at 1250%.

For securitisation positions with long-term external ratings the relationship is as follows:

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Table 21. RW of securitisations with long-term ratings (RBA - IRB approach)

		Securitisation positions			Resecuritisation positions
Credit quality level	Long-term ratings	Senior tranche and effective no. of positions >6	Effective no. of positions >6 and junior tranche	Effective no. of positions <6	Senior tranche	Junior tranche
1	AAA	7%	12%	20%	20%	30%
2	AA+, AA, AA-	8%	15%	25%	25%	40%
3	A+	10%	18%	35%	35%	50%
4	A	12%	20%	35%	40%	65%
5	A-	20%	35%	35%	60%	100%
6	BBB+	35%	50%	50%	100%	150%
7	BBB	60%	75%	75%	150%	225%
8	BBB-	100%	100%	100%	200%	350%
9	BB+	250%	250%	250%	300%	500%
10	BB	425%	425%	425%	500%	650%
11	BB-	650%	650%	650%	750%	850%
Other levels and positions without a rating		1250%	1250%	1250%	1250%	1250%

And for securitisation positions with short-term external ratings the relationship is as follows:

Table 22. RW of securitisations with short-term ratings (RBA - IRB approach)

		Securitisation positions			Resecuritisation positions
Credit quality level	Short-term ratings	Senior tranche and effective no. of positions >6	Effective no. of positions >6 and junior tranche	Effective no. of positions <6	Senior tranche	Junior tranche
1	A-1+, A-1	7%	12%	20%	20%	30%
2	A-2	12%	20%	35%	40%	65%
3	A-3	60%	75%	75%	150%	225%
Other levels and positions without a rating		1250%	1250%	1250%	1250%	1250%

The following table shows the distribution of the positions in SPVs with credit risk transfer by the function the entity has in the securitisation and the approach used for calculating regulatory capital:

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Table 23. Details of repurchased positions in SPVs with risk transfer, by function and method applied

Thousands of euros

	31 Dec. 14					31 Dec. 13
	On- balance- sheet amount	Off- balance- sheet amount	EAD	EAD after capital reductions	RWA	On- balance- sheet amount	Off- balance- sheet amount	EAD	EAD after capital reductions	RWA
Originator - standardised approach	56,646	—	33,484	33,484	14,125	76,489	—	50,648	50,648	17,104
Originator - RBA approach	181,483	—	181,483	181,483	1,268,247	243,820	1,396	245,216	245,216	1,038,671
Total originator	238,129	—	214,967	214,967	1,282,372	320,309	1,396	295,864	295,864	1,055,775
Investor – standardised approach	1,967,191	—	1,967,191	1,967,191	1,297,444	2,387,800	—	2,387,800	2,343,274	887,068
Investor - RBA approach	2,318,573	160,719	2,479,292	2,479,292	879,209	1,905,500	223,554	2,129,054	2,036,615	685,797
Total investor	4,285,764	160,719	4,446,483	4,446,483	2,176,653	4,293,300	223,554	4,516,854	4,379,889	1,572,865
Sponsor - RBA approach	1,705	41,048	42,753	42,753	59,863	2,516	43,130	45,646	45,646	112,974
Total sponsor	1,705	41,048	42,753	42,753	59,863	2,516	43,130	45,646	45,646	112,974
Total	4,525,598	201,767	4,704,203	4,704,203	3,518,888	4,616,125	268,080	4,858,364	4,721,399	2,741,614
Of which: traditional securitisations	4,525,598	201,767	4,704,203	4,704,203	3,518,888	4,616,125	268,080	4,858,364	4,721,399	2,741,614
Of which: synthetic securitisations						—	—	—	—	—

TOTAL	4,525,598	201,767	4,704,203	4,704,203	3,518,888	4,616,125	268,080	4,858,364	4,721,399	2,741,614

On and off-balance sheet totals before provisions and after outflows to other regulatory reports

RBA EAD: exposures net of collateral, before provisions and deductions and after outflows to other regulatory reports

STD EAD: exposures net of collateral, before deductions and after provisions and outflows to other regulatory reports

RBA RWA: before provisions, after deductions and before application of the limit

STD RWA: after provisions, deductions and outflows to other regulatory reports and before application of the limit

RBA RWA: before provisions, after deductions and outflows to other regulatory reports and before application of the limit

It should be noted that for all securitisations which qualify for a risk weight of 1250% the entity has opted to calculate the risk-weighted exposures instead of deducting the exposure amount from equity. Consequently, the EAD before and after deductions is now the same and the exposure that previously was deducted is now risk-weighted at 1250%.

In addition, it can be observed that the entity’s securitisation positions have declined while the average risk weight of the positions has also fallen (from which one may infer an improvement in the average quality of the portfolio).

Securitisation positions in the trading book are eliminated from the regulatory capital calculation based on an internal market risk model and are included in the calculation of capital for specific risk, in accordance with art. 335 of the CRR. Also included is the correlation trading portfolio. This portfolio consists of securitisation positions and nth-to-default derivatives that meet all the criteria stated in art. 338.1 of the CRR. Therefore, these securitisation positions are not taken into consideration in the VaR spread and the IRC calculation, although they are included in the interest rate VaR calculation (general risk).

Capital requirements for these securitisation positions are calculated as if the positions were in the banking book, distinguishing between:

•	Securitisation positions that are rated by an external rating agency, for which capital requirements are calculated using the external-ratings-based approach described above, and,

•	Unrated securitisation positions, to which the risk weight resulting from the supervisory formula method is applied.

5.5.3.2.2. SPVs with risk transfer

The Santander Group, as an originator institution, retains the positions of SPVs with risk transfer issued by Group entities. The Group also acquires securitisation positions of SPVs originated by non-Group entities and is the sponsor of one SPV.

The following tables contain information on the balances of securitisation positions purchased and retained in SPVs with risk transfer, both in the banking book and in the trading book.

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Table 24-a. Aggregate amount of securitisation positions purchased and retained with risk transfer. Banking book

Thousands of euros

	31 Dec. 14
	EAD					RWA
	Securitisations		Resecuritisations		Total EAD	Securitisations		Resecuritisations		Total RWA
Standardised approach. Distribution by exposure type and risk weight Investor positions	On- balance- sheet exposures	Off- balance- sheet and derivative exposures	On- balance- sheet exposures	Off- balance- sheet and derivative exposures	Total	On- balance- sheet exposures	Off- balance- sheet and derivative exposures	On- balance- sheet exposures	Off- balance- sheet and derivative exposures	Total
20%	1,213,824	—	—	—	1,213,824	242,765	—	—	—	242,765
40%	—	—	—	—	—	—	—	—	—	—
50%	112,005	—	—	—	112,005	56,003	—	—	—	56,003
100%	42,539	—	—	—	42,539	42,539	—	—	—	42,539
225%	—	—	—	—	—	—	—	—	—	—
350%	—	—	—	—	—	—	—	—	—	—
650%	—	—	—	—	—	—	—	—	—	—
1250%	46,075	—	—	—	46,075	575,938	—	—	—	575,938
Methods that use the risk weight of the securitised exposures	552,749				552,749	380,200				380,200

TOTAL	1,967,192	—	—	—	1,967,192	1,297,444	—	—	—	1,297,444

Originator positions
20%	31,232	—	—	—	31,232	6,246	—	—	—	6,246
40%	—	—	—	—	—	—	—	—	—	—
50%	—	—	—	—	—	—	—	—	—	—
100%	—	—	—	—	—	—	—	—	—	—
225%	—	—	—	—	—	—	—	—	—	—
350%	2,251	—	—	—	2,251	7,879	—	—	—	7,879
650%	—	—	—	—	—	—	—	—	—	—
1250%	—	—	—	—	—	—	—	—	—	—

TOTAL	33,483	—	—	—	33,483	14,125	—	—	—	14,125

TOTAL STANDARDISED APPROACH	2,000,675	—	—	—	2,000,675	1,311,569	—	—	—	1,311,569

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Table 24-a (continuation). Aggregate amount of securitisation positions purchased and retained with risk transfer. Banking book

Thousands of euros

	31 Dec 14
	EAD					RWA
	Securitisations		Resecuritisations		Total EAD	Securitisations		Resecuritisations		Total EAD
RBA approach. Distribution by exposure type and risk weight Investor positions	On- balance- sheet exposures	Off- balance- sheet and derivative exposures	On- balance- sheet exposures	Off- balance- sheet and derivative exposures	TOTAL	On- balance- sheet exposures	Off- balance- sheet and derivative exposures	On- balance- sheet exposures	Off- balance- sheet and derivative exposures	TOTAL
7-10%	1,066,022	20,292	—	—	1,086,314	85,119	1,998	—	—	87,117
12-18%	310,116	68,381	—	—	378,497	41,231	8,698	—	—	49,929
20-35%	167,469	17,891	407,713	—	593,074	49,814	5,480	87,006	—	142,300
40-75%	255,991	54,154	76,616	—	386,762	200,961	39,848	34,700	—	275,509
100%	2,895	—	—	—	2,895	3,069	—	—	—	3,069
250%	479	—	—	—	479	1,269	—	—	—	1,269
350%	—	—	3,161	—	3,161	—	—	11,726	—	11,726
425%	—	—	—	—	—	—	—	—	—	—
650%	83	—	—	—	83	569	—	—	—	569
1250%	14,673	—	13,354	—	28,027	183,414	—	124,306	—	307,721

TOTAL	1,817,728	160,719	500,844	—	2,479,291	565,446	56,024	257,738	—	879,208

Originator positions
12-18%	68,877	—	—	—	68,877	12,131	—	—	—	12,131
425%	18,945	—	—	—	18,945	85,347	—	—	—	85,347
1250%	93,662	—	—	—	93,662	1,170,769	—	—	—	1,170,769

TOTAL	181,483	—	—	—	181,483	1,268,247	—	—	—	1,268,247

Sponsor positions
40-75%	—	—	—	40,000	40,000	—	—	—	25,440	25,440
1250%	—	—	1,705	1,048	2,754	—	—	21,317	13,106	34,423

TOTAL	—	—	1,705	41,048	42,754	—	—	21,317	38,546	59,863

TOTAL RBA APPROACH	1,999,211	160,719	502,549	41,048	2,703,528	1,833,694	56,024	279,055	38,546	2,207,319

RBA EAD: before provisions and after deductions

STD EAD: after provisions and after deductions

RBA RWA: after deductions, before provisions and before application of the limit

STD RWA: after deductions, after provisions and before application of the limit

Under the standardised approach, unrated investor positions are kept on the balance sheet and the capital consumption is calculated based on the average RW of the underlying asset, multiplied by the concentration ratio.

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Note: Under the standardised approach, unrated investor positions are kept on the balance sheet and the capital consumption is calculated based on the average RW of the underlying asset, multiplied by the concentration ratio. These positions are included in the row Methods that Use the Risk Weights of the Securitised Exposures.

Table 24-b. Aggregate amount of securitisation positions purchased and retained with risk transfer. Trading book Thousands of euros

	31 Dec. 14
	Investor positions		Originator positions		Sponsor positions
ABS PORTFOLIO RBA approach	Markt to market	RWA	Markt to market	RWA	Markt to market	RWA
20-35%	441,157	129,410	36,341	11,390	—	—
50-75%	20,416	18,504	3,687	3,908.02	—	—
100%	—	—	—	—	—	—
250%	—	—	—	—	—	—
425%	—	—	—	—	—	—
650%	—	—	—	—	—	—
750%	—	—	—	—	—	—
1250%	—	—	59	737	58,972	737,149

TOTAL ABS PORTFOLIO	461,573	147,914	40,087	16,035	58,971.91	737,148.89

CORRELATION PORTFOLIO
RBA approach
40-75%	37,690	33,722	—	—	—	—
250%	9,877	9,976	—	—	—	—
Supervisory formula method
FS	-61

TOTAL CORRELATION PORTFOLIO	47,506	43,699	—	—	—	—

TOTAL	509,078	191,613	40,087	16,035	—	—

Among the entities that use the standardised approach it can be observed that more than 60% of the exposure has the highest possible risk weight under this approach (RW of 20% and ratings above AA-).

Among the entities that use the external-ratings-based method, more than 75% of the exposure has a risk weight below 35%, which implies final ratings above A-.

This portfolio distribution reflects the good quality of the positions in which the Group has invested.

A similarly favourable distribution is found in the trading book, where more than 75% of the mark-to-market exposure has a risk weight of 35% or less, which implies final ratings above A-.

The following table gives a breakdown of the securitisation positions purchased or retained by securitised asset class and the entity’s role in the securitisation.

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PILLAR III DISCLOSURES CAPITAL

Table 25. Securitisation positions purchased and retained with risk transfer by type of exposure securitised and function of the institution

Thousands of euros

	31 Dec. 14						31 Dec. 13
	EAD			RWA			EAD			RWA
	Originator	Investor	Sponsor	Originator	Investor	Sponsor	Originator	Investor	Sponsor	Originator	Investor	Sponsor
Traditional securitisations	214,967	3,945,638	—	1,282,372	1,918,915	—	295,864.79	3,836,849.64	—	1,175,978.00	1,530,932.39	—
Residential mortgages	33,484	1,269,752	—	14,125	236,647	—	83,769	746,121	—	68,567	332,956	—
Commercial mortgages	—	564	—	—	1,615	—	—	24,934	—	—	27,118	—
Credit cards	—	292,915	—	—	219,955	—	—	177,977	—	—	35,587	—
Finance leases	—	94,888	—	—	48,320	—	—	—	—	—	—	—
Loans to corporates or to SMEs treated as corporates	157,394	1,091,351	—	967,138	815,689	—	201,479	1,502,601	—	974,698	451,005	—
Consumer loans	—	778,924	—	—	355,543	—	—	773,241	—	—	410,185	—
Receivables	—	331,755	—	—	213,180	—	—	—	—	—	—	—
Other	24,089	85,489	—	301,109	27,965	—	10,617	611,976	—	132,713	274,081	—
Resecuritisations	—	500,844	42,754	—	257,738	59,863	—	543,039	45,646	—	129,537	112,974
Securitisation positions	—	500,844	42,754	—	257,738	59,863	—	543,039	45,646	—	129,537	112,974
Synthetic securitisations	—	—	—	—	—	—	—	—	—	—	—	—

TOTAL	214,967	4,446,482	42,754	1,282,372	2,176,652	59,863	295,865	4,379,888	45,646	1,175,978	1,660,470	112,974

RBA EAD before provisions and after deductions and outflows to other regulatory reports

STD EAD after provisions, deductions and outflows to other regulatory reports

RBA RWA: after deductions and before provisions and application of the limit.

STD RWA: after deductions and provisions and before application of the limit.

In this table it can be observed that more than 88% of the retained positions are in securitisations. Among these positions, there is a clear increase in investor positions backed by mortgages. This increase is attributable to Santander Spain, where new securitisation assets totalling EUR 883 million euros have been acquired since June 2014, more than half of which are residential mortgage-backed securities (RMBS).

Thus, a clear increase can be observed in activity in the securitisation market.

Turning to originated securitisations with risk transfer, the following table shows the current situation of the underlying portfolio and the changes compared to 2013.

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Table 26. Securitisation structures with risk transfer

Thousands of euros

	31 Dec. 2014				31 Dec. 2013
Traditional securitisation SPVs	Outstanding balance	Of which: in default	Impairment losses in the period	RWA	Outstanding balance	Of which: in default	Impairment losses in the period	RWA
Residential mortgages	420,184	434	—	14,125	577,060	9,472	-156	3,150
Commercial mortgages	47,940	—	—	—	62,278	—	—	—
Loans to corporates or to SMEs treated as corporates	184,541	14,126	6,951	69,714	247,447	18,861	-9,460	106,877
Consumer loans	—	—	—	—	—	—	—	—
Other	413,692	—	—	142,690	382,182	—	—	—
Resecuritisations	—	—	—	—	—	—	—	—
Securitisation positions	—	—	—	—	—	—	—	179,190
Total traditional SPVs	1,066,357	14,560	6,951	226,529	1,268,967	28,333	-9,616	289,217
Synthetic securitisation SPVs	—	—	—	—	—	—	—	—
Other assets	—	—	—	—	—	—	—	—
Total synthetic SPVs	—	—	—	—	—	—	—	—

TOTAL	1,066,357	14,560	6,951	226,529	1,268,967	28,333	-9,616	289,217

Note: impairment losses in the period include impairment losses on assets and provisions (generic and specific).

The outstanding balance of the underlying assets decreased in 2014 as a result of the redemption of the assets over time and because no new securitisation structure with risk transfer was originated.

5.5.3.2.3. SPVs without risk transfer

The Group retains most of the positions of the originated SPVs and, as a result, they do not meet the regulatory conditions for significant risk transfer. Therefore, capital for the securitised exposures is calculated as if the exposures had not been securitised.

The following table gives a breakdown, by type of underlying asset, of the outstanding balance of the securitised exposures in SPVs without risk transfer at 31 December 2014:

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Table 27. Securitisation structures without risk transfer

Thousands of euros

	31 Dec. 2014				31 Dec. 2013
	Outstanding balance				Outstanding balance
Securitisation structures without risk transfer	Traditional securitisations	Revolving structures	Resecuritisations	RWA	Synthetic securitisations	Revolving structures	Resecuritisations	Synthetic securitisations
Residential mortgages	59,164,777	—	—	570,364	48,200,434	—	—	599,758
Commercial mortgages	—	—	—	—	—	—	—	—
Finance leases	—	—	—	—	373,479	—	—	—
Loans to corporates or to SMEs treated as corporates	9,345,259	—	—	—	9,158,992	—	—	—
Consumer loans	33,818,073	—	—	—	26,747,042	—	—	—
Mortgage covered bonds	450,000	—	—	—	450,000	—	—	—
Receivables	598,415	598,415	—	—	1,941,418	1,941,418	—	—
Securitisation positions	—	—	—	—	494,858	—	494,858	—
Other	1,278,511	—	164,889	1,109,441	1,272,762	—	—	1,170,970

TOTAL	104,655,035	598,415	164,889	1,679,805	88,638,985	1,941,418	494,858	1,770,728

The underlying assets that have been securitised in the SPVs originated by the Group continue to consist mainly of mortgages and consumer loans, which is where the Group’s securitisation activity increased most during 2014.

On the one hand, the growth in RMBS origination is led by Santander Spain, with RMBS Santander 1, RMBS Santander 2 and RMBS Santander 3, with total joint issuance of more than EUR 12 billion. On the other hand, the growth in origination of securitisations backed by consumer loans is led by Santander Consumer Germany, with SC Germany Auto 2014-1 and SC Germany Auto 2014-2, with total joint issuance of more than EUR 4 billion.

5.5.3.3. Market risk

The Group’s consumption of regulatory capital for market risk at the end of December 2014 breaks down as follows:

Table 28. Regulatory capital for market risk

Millions of euros

Position risk - trading book - standardised approach	1,101
Specific risk in the correlation trading portfolio	78
Currency risk - standardised approach	813
Position and currency risk - Trading book - Internal models	816
Spain*	584
Chile	56
Portugal	0
Mexico	176

2,808

*	This includes the part of structural equities classified as trading.

At year-end 2014 the Santander Group had authorisation from the Bank of Spain for the use of the internal market risk model for the calculation of regulatory capital in the trading books of the units in Spain, Chile, Mexico and Portugal. The Group aims to gradually extend this approval to the rest of the units.

Consolidated regulatory capital under the internal market risk model for the Santander Group is computed by summing the regulatory capital of each of the units that have the necessary Bank of Spain approval. This is a conservative criterion when consolidating the Group’s capital, as it takes no account of the capital savings arising from the geographical diversification effect.

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As a result of this approval, regulatory capital of the trading activity for the perimeter in question is calculated using advanced approaches, using VaR, Stressed VaR and IRC (incremental risk charge) as the fundamental metrics, in line with the new bank capital requirements under the Basel Accords and, specifically, the CRR.

The Group works closely with the Bank of Spain to extend the perimeter of authorisation of internal models (at geographical and operational level) and to analyse the impact of new requirements, in the line with the documents published by the Basel Committee to strengthen the capital of financial institutions.

Shown below is a breakdown of regulatory capital consumption in the units that use the internal model, by geography and component.

Table 29. Capital requirements for market risk - internal models

Millions of euros

	CR (VaR)	CR (SVaR)	IRC	TOTAL
Spain*	82	309	193	584
Chile	14	29	12	56
Portugal	0	0	—	0
Mexico	35	77	64	176

TOTAL	132	415	270	816

*	This includes the part of structural equities classified as trading.

Below are details of the changes in capital requirements and RWAs for market risk under internal models from 2013 to 2014.

Table 30. Flow Statement. Capital requirements

for market risk - internal models

	VaR	Stressed VaR	IRC	Total require- ments	Total RWA
Starting capital (31/12/2013)	206	361	294	861	10,758
Movement in risk levels	—	54	—	54	675
Book changes	-74	—	-24	-99	-1,233
Ending capital (31/12/2014)	132	415	270	816	10,200

Details of capital requirements for market risk under the standardised approach and the change from 2013 to 2014 are given below:

Table 31. Capital requirement for market risk under the standardised approach

Millions of euros

Capital requirements
All products (except options)
Interest rate risk (general and specific)	993
Equity risk (general and specific)	64
Commodity risk	19
Options
Simplified approach	—
Delta-plus method	26
Scenario approach	—
Securitisation	78

TOTAL	1,179

Table 32. Capital requirement for market risk, standardised approach*

Millions of euros

	Capital	RWAs
Starting capital (31/12/2013)	1,101	13,767

Changes in business and inclusion of new entities	-212	-2,646
New regulations	26	329

Ending capital (31/12/2014)	916	11,450

*	Securitizations of the trading book not included.

5.5.3.4. Operational risk

The Santander Group uses the standardised approach to calculate capital requirements for operational risk, in accordance with the CRR. The resolution was adopted by the Board of Directors on 22 June 2007 and reported to the Bank of Spain’s Banking Supervision department by the second vice-chairman and CEO on 29 June 2007. However, the methodologies it has developed are intended to be the groundwork for effective implementation of the IRB approach. All this based on the following considerations:

•	Mitigation takes priority in the daily management of operational risk.

•	The basic foundations of an IRB approach are to a large extent already present in the standardised approach and the Santander Group’s operational risk management.

For 2015 the Group has decided to continue the project aimed at moving towards an advanced measurement approach (AMA), for which it already meets most of the regulatory requirements, as most of them already apply under the standardised approach. It should be stressed, however, that the short-term priority in operational risk management continues to be mitigation.

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Under the standardised approach, capital requirements are calculated based on relevant income, which is defined as the sum of the following components of the income statement:

•	Interest and similar income

•	Interest expense and similar charges

•	Return on equity instruments

•	Fee and commission income

•	Fee and commission expense

•	Operating income (net)

•	Exchange differences (net)

•	Other operating income

For this method the CRR also defines the following business lines:

a)	Corporate finance

b)	Trading and sales

c)	Retail brokerage

d)	Commercial Banking

e)	Retail Banking

f)	Payment and settlement

g)	Agency services

h)	Asset management

Relevant income

Under the standardised approach, capital requirements are calculated as the simple average over the last three years of the summation, for each year, of the greater of zero and the sum of relevant income across each of the business lines, multiplied by the weight assigned to each business line.

The mathematical expression of these requirements will be as follows:

Where:

•	RI1-8 = Relevant income of each business line, with the appropriate sign, in accordance with the CRR

•	ß1-8 = Weight applicable to each business line, in accordance with the CRR

Obtaining data on relevant income, allocating it to the various business lines and calculating capital requirements is the responsibility of the Controller and Management Control Division.

The Santander Group obtains the figure for relevant income from the consolidated management information by business area. This information is generated from accounting data, the quality of which is assured by the SOX procedure, “Income statements and balance sheet preparation by business area”.

Consolidated management information is published quarterly in aggregate form and is the basis on which the businesses’ budgetary compliance is measured. It is prepared by the Management Control area, which regulates the business areas of all the Group’s units, based on certain corporate criteria, which all the units must apply in preparing their management information.

1)	Primary or geographical level:

a)	Continental Europe: all the commercial banking businesses, asset management and insurance, and Global Banking & Markets. This includes: Spain, Santander Consumer Finance, Poland and Portugal.

b)	United Kingdom.

c)	Latin America: all the Group’s activities through subsidiary banks and companies. This also includes the specialised units of Santander Private Banking, as an independent, globally managed unit, and the New York business.

d)	United States.

2)	Secondary or business level: The activity of each operating unit is segmented by type of business, with segment reporting:

a)	Commercial Banking: this contains the customer banking businesses (except for the corporate banking businesses, which are managed through global relationship models), including the hedging positions taken in each country, within the remit of the countries’ ALCO committees. In Latin America commercial banking includes financial management.

b)	Global Banking & Markets: this includes the Global Corporate Banking businesses; the Investment Banking and Markets businesses worldwide, including all the treasury departments that have global management responsibilities for trading and distribution to customers; and the equities business.

c)	Asset Management: this includes the contribution from the design and management of the investment and pension fund businesses of the different units.

d)	Insurance: design and management of the insurance businesses of all the Group.

In addition to the operating businesses, the corporate activities area includes the centrally managed businesses of the financial and industrial holdings, the financial management of the parent company’s structural currency and interest rate risk position, and the management of liquidity and capital through issues and securitisations.

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The following textbox shows the construction criterion for the public areas of the business areas:

As a supplement to the Management Control area’s aggregated business unit-level information, the Santander Group also uses business area information broken down by segment, product, etc. to distribute relevant income among the business lines defined by the CRR.

Any differences in the total figure for relevant income in relation to the Group’s published consolidated information are allocated to the business line with the highest regulatory capital usage.

The following chart shows the distribution of capital by business line at 31 December 2014:

Shown below is the geographical distribution of capital for operational risk:

Below is a breakdown of the changes in capital requirements and RWAs for market risk from 2013 to 2014:

Table 33. Flow Statement. Capital requirements for operational risk

Millions of euros

	Capital	RWAs
Starting figure (31/12/2013)	5,275	65,943

Acquisition of businesses of SC GE-Nordics	29	369
Acquisition of businesses of SC FECI	16	202
Exchange rate effect	124	1.533
Changes in businesses	151	1.885

Ending figure (31/12/2014)	5,596	69,952

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5.5.4. Other requirements

Note: In compliance with the transparency recommendations of the EDTF and other bodies, this chapter includes information about the capital buffer requirements that apply to the Santander Group, the indicators of systemic importance and the leverage ratio.

5.5.4.1. Capital buffers

The requirements for the transitional period until 2019 are shown in the following chart:

Table 34: Transition period Basel III requirements for Santander Group

	2014	2015	2016	2017	2018	2019
Phases
Minimum CET1 ratio	4.5%		4.5%			4.5%
Capital conservation buffer			0.62%	1.25%	1.87%	2.50%
Minimum CET1 plus conservation buffer	4.5%	4.50%	5.12%	5.75%	6.37%	7.00%
Minimum Tier 1 capital ratio	6.00%		6.00%			6.00%
Minimum total capital ratio			8.00%			8.00%
Minimum total capital ratio plus conservation buffer			8.62%	9.25%	9.87%	10.50%

5.5.4.2. Global systemically important financial institutions

The Santander Group has been identified as a global systemically important institution. As part of their response to the financial crisis, the regulatory authorities resolved at the G-20 meeting in November 2011 to impose additional requirements on financial institutions whose distress or disorderly failure, because of their size, complexity and global scope, could destabilise the wider financial system. Such institutions are identified as “global systemically important institutions”. These additional requirements consist mainly of a “capital buffer”, a requirement to disclose relevant information more frequently, more stringent requirements for the internal control bodies, special supervision, and a requirement to submit special reports to their supervisors.

To determine which institutions will be subject to these additional requirements, the regulators have defined five criteria, subdivided into the following 12 indicators:

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Table 35. Indicators of systemic importance

Category	Individual indicator	Rationale
Size	Total exposures as defined for use in the Basel III	The larger the bank, the greater its destabilising impact.

Cross-jurisdictional activity	Cross-jurisdictional claims Cross-jurisdictional liabilities	This indicator is intended to capture a bank’s global footprint.

Interconnectedness	Intra-financial system assets Intra-financial system liabilities Securities outstanding	A bank’s systemic impact is likely to be positively related to its interconnectedness with other financial institutions.

Substitutability / financial institution infrastructure	Assets under custody Payments activity Underwritten transactions in debt and equity	The systemic impact is likely to be greater if the bank’s activity is not substitutable by other banks.

Complexity	Notional amount of over-the-counter (OTC) derivatives	The more complex a bank is, the greater are the costs and time needed to resolve the bank.
Level 3 assets
Trading and available-for-sale securities

All institutions with an exposure measure of more than EUR 200,000 million and all those that were classified as systemically important the previous year are required to publish these 12 indicators.

Based on these data, with certain weightings, each institution is given a score, which together with certain reference values issued by the Basel Committee on Banking Supervision (BCBS) is used to identify systemically important institutions. Institutions identified as systemically important are allocated to five buckets, each bucket entailing different additional capital buffer requirements.

In November 2014 the Financial Stability Board (FSB) published its annual update of the list of global systemically important institutions. The following table reproduces the 2015 list of systemically important financial institutions, classified according to the ordinary capital buffer they are required to hold.

Table 36. Systemically important institutions

Capital buffer	Entity
5 -3.50%	(Empty)
4-2.50%	HSBC
JP Morgan Chase
3 -2.00%	Barclays
BNP Paribas
Citigroup
Deutsche Bank
2 -1.50%	Bank of America
Credit Suisse
Goldman Sachs
Mitsubishi UFJ FG
Morgan Stanley
Royal Bank of Scotland
1-1.00%	Agricultural Bank of China
Bank of China
Bank of New York Mellon
BBVA
Groupe BPCE
Group Crédit Agricole
Industrial and Commercial
Bank of China Limited
ING Bank
Mizuho FG
Nordea
Santander
Société Générale
Standard Chartered
State Street
Sumitomo Mitsui FG
UBS
Unicredit Group
Wells Fargo

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PILLAR III DISCLOSURES CAPITAL

It is worth noting the inclusion of a new bank that was not included the previous year: Agricultural Bank of China.

Note: for more details on the Santander Group’s quantitative indicators, see the Investor Relations section of the corporate website.

5.5.4.3. Leverage ratios

A key novelty of the Basel III agreement is the introduction of a regulatory financial leverage ratio.

Unlike the funding ratio, which measures the proportion of debt capital to equity capital, the regulatory leverage ratio is the inverse, i.e., the proportion of equity capital to total exposure:

	Measure used	Description
Numerator	Tier 1	Definition of capital used for regulatory capital purposes. This includes capital, reserves, profits, etc., deducting treasury shares, goodwill, etc.

Denominator	Exposure	This is an approximation to the credit risk exposure used for regulatory capital purposes. It consists of the sum of the balance sheet assets, plus off-balance-sheet items, less certain technical adjustments to ensure consistency with the numerator.

The requirements and main characteristics of this ratio are as follows:

•	Reference level of 3%. It is not a binding requirement to comply with and it is expected to be reviewed in 2017, to decide whether a different ratio is to be used for each business model or point in the economic cycle. From 2018 it will become a binding requirements.

•	It is a simple and transparent ratio

•	It is not sensitive to risk, ie, two banks with the same leverage ratio can be taking very different risk levels

•	It is intended to be used as a floor on the use of internal models to calculate credit risk

•	This ratio does not allow comparison with other entities with different business models

•	It is required to publish this ratio since 2015

The leverage ratio of the Santander Group at 31 December 2014 is as follows:

Table 37. Leverage ratio

Tier 1	64,250
Exposure	1,434,629
Leverage ratio	4.5%

The composition of the Group’s exposure reflects its business model, based on a commercial orientation. More than half of the exposure amount relates to direct transactions with customers.

The following table gives a breakdown of the calculation of the ratio:

Table 38. Leverage ratio. Details

Millions of euros

Item	Amounts Consol. Balance Sheet	To be eliminated	To be included	Leverage exposure	Comment
Derivatives	84,833	84,833	43,901	43,901	Replace book value with EAD
Securities financing transactions	45,133	45,133	19,419	19,419	Replace book value with EAD
Assets deducted in Tier 1	27,976	27,976	—	—	Eliminated to avoid duplication
Rest of Assets	1,094,271	—	—	1,094,271	Included in full

Total Assets	1,252,214	157,943	63,320	1,157,591

Total Off-Balance-Sheet Items	242,377	849	—	241,529	Retail-related balances are weighted

Adjustments for non-consolidated entities			35,509	35,509	Inclusion of entities outside regulatory scope

Total Exposure (denominator)				1,434,629

Tier 1 (numerator)				64,250
LEVERAGE RATIO				4.5%	Recommended minimum 3%

Exposure before amendment of Delegated Act of 17 January 2015

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5.6. Pillar II Economic capital

Economic capital is the capital needed, in accordance with an internally developed model, to support all the risks of business with a certain level of solvency. In the case of Santander, the solvency level is determined by the long term rating objective of AA-/A+, which means a confidence level of 99.95% (above the regulatory 99.90%) to calculate the necessary capital.

Complementing the regulatory focus, Santander’s economic capital model includes in its measurement all the significant risks incurred by the Group in its operations (risk of concentration, structural interest, business, pensions and others beyond the sphere of Pillar 1 regulatory capital). Moreover, economic capital incorporates the diversification impact, which in the case of Grupo Santander is vital, because of its multinational nature and many businesses, in order to determine the global risk profile and solvency.

Economic capital is a key tool for the internal management and development of the Group’s strategy, both from the standpoint of assessing solvency, as well as risk management of portfolios and businesses.

From the solvency standpoint, the Group uses, in the context of Basel Pillar II, its economic model for the capital self-assessment process (ICAAP). For this, the business evolution and capital needs are planned under a central scenario and alternative stress scenarios. The Group is assured in this planning of maintaining its solvency objectives even in adverse scenarios.

The economic capital metrics also enable risk-return objectives to be assessed, setting the prices of operations on the basis of risk, evaluating the economic viability of projects, units and lines of business, with the overriding objective of maximising the generation of shareholder value.

As a homogeneous measurement of risk, economic capital can be used to explain the risk distribution throughout the Group, putting in a metric comparable activities and different types of risk.

The economic capital requirement at the end of 2014 was EUR 66,785 million, EUR 20,784 million above the EUR 87,659 million available economic capital.

The table below sets out the available economic capital:

Table 39. Available economic capital

Million euros

Net capital and issue premium	44,851
Reserves	46,227
Retained earnings and valuation adjustments	(9,980)
Minority interests	6,663
Net capital gains of the AFS portfolio	1,983
Pension deduction	(2,175)

Available economic capital	87,569

The main difference with the regulatory CET1 comes from the treatment of goodwill and other intangibles, which we consider as one more requirement of capital instead of as a deduction from the available capital.

The distribution of economic capital needs by type of risk at the end of 2014 is shown in the folllowing chart:

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The table below sets out Grupo Santander’s distribution by types of risk and geographic area at the end of 2014:

The distribution of economic capital among the main business areas reflects the diversified nature of the Group’s business and risk. Continental Europe represents 25% of the capital, Latin America including Brazil 20%, the UK 11% and the US 9%.

Outside the operating areas, the corporate centre assumes, principally, the risk from goodwill and the risk derived from the exposure to structural exchange rate risk (risk derived from maintaining stakes in subsidiaries abroad denominated in currencies other than the euro).

The benefit of diversification contemplated in the economic capital model, including both the intra-risk diversification (equivalent to geographic) as well as inter-risks amounted to approximately 30%.

Return on risk adjusted capital (Rorac) and creation of value

Grupo Santander has been using Rorac methodology in its credit risk management since 1993 in order to:

•	Calculate the consumption of economic capital and the return on it of the Group’s business units, as well as segments, portfolios and customers, in order to facilitate optimum assigning of economic capital.

•	Budget the capital consumption and Rorac of the Group’s business units.

•	Analyse and set prices in the decision-taking process for operations (admission) and clients (monitoring).

Rorac methodology enables one to compare, on a like-for-like basis, the return on operations, customers, portfolios and businesses, identifying those that obtain a risk- adjusted return higher than the cost of the Group’s capital, aligning risk and business management with the intention of maximising the creation of value, the ultimate aim of the Group’s senior management.

The Group regularly assesses the level and evolution of value creation (VC) and the risk-adjusted return (Rorac) of its main business units. The VC is the profit generated above the cost of the economic capital (EC) employed, and is calculated as follows:

Value creation =profit – (average EC x cost of capital)

The profit used is obtained by making the necessary adjustments to the accounting profit so as to extract just the recurrent profit that each unit generates in the year of its activity.

The minimum return on capital that an operation must attain is determined by the cost of capital, which is the minimum required by shareholders. It is calculated objectively by adding to the free return of risk the premium that shareholders demand to invest in our Group. This premium depends essentially on the degree of volatility in the price of the Banco Santander share in relation to the market’s performance. The cost of capital in 2014 applied to the Group’s various units was 11.59%. As well as reviewing every year the cost of the Group’s capital, in a parallel way and for the purposes of internal management, the cost of capital for each business unit is also estimated, taking into account the specific features of each market, under the philosophy of subsidiaries autonomous in capital and liquidity, in order to assess if each business is capable of generating value individually.

A positive return from an operation or portfolio means it is contributing to the Group’s profits, but it is only creating shareholder value when that return exceeds the cost of capital.

The performance of the business units in 2014 in value creation varied. The Group’s results, and thus the Rorac figures and value creation, are conditioned by the different evolution of the economic cycle in the Group’s units.

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The creation of value and the Rorac for the Group’s main business areas are shown below:

Table 40. Rorac and value creation

Thousands of euros

Main segments	Rorac	Value creation
Continental Europe	13.6%	358
UK	20.4%	634
Latin America	29.7%	2,401
US	19.5%	412

Total business units	20.4%	3,805

5.6.1 Capital Planning and Stress Test

Stress tests on capital have assumed particular importance as a dynamic evaluation tool of the risks and solvency of banks. A new model of evaluation, based on a forward-looking approach, is becoming a key element for analysing the solvency of banks.

It is a forward-looking assessment, based on macroeconomic as well as idiosyncratic scenarios of little probability but plausible. It is necessary to have for it robust planning models, capable of transferring the impact defined in projected scenarios to the different elements that influence a bank’s solvency.

The ultimate objective of the stress exercises is to carry out a full assessment of the risks and solvency of banks, which enables possible capital requirements to be calculated in the event that they are needed because of banks’ failure to meet the capital objectives set, both regulatory and internal.

Internally, Grupo Santander has defined a process of stress and capital planning not only to respond to the various regulatory exercises, but also as a key tool integrated in the Bank’s management and strategy.

The goal of the internal process of stress and capital planning is to ensure sufficient current and future capital, including for adverse though plausible economic scenarios. Starting from the Group’s initial situation (defined by its financial statements, capital base, risk parameters and regulatory ratios), the envisaged results are estimated for different business environments (including severe recessions as well as “normal” macroeconomic situations), and the Group’s solvency ratios are obtained for a period usually of three years.

This process provides a comprehensive view of the Group for the time frame analysed and in each of the scenarios defined. It incorporates the metrics of regulatory capital, economic capital and available capital.

The structure of the process is shown below:

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The recently presented structure facilitates achieving the ultimate objective which is capital planning, by turning it into an element of strategic importance for the Group which:

•	Ensures the solvency of current and future capital, including in adverse economic scenarios.

•	Enables comprehensive management of capital and incorporates an analysis of the specific impacts, facilitating their integration into the Group’s strategic planning.

•	Enables a more efficient use of capital.

•	Supports the design of the Group’s capital management strategy.

•	Facilitates communication with the market and supervisors.

In addition, the whole process is developed with the maximum involvement of senior management and its close supervision, as well as under a framework that ensures that the governance is the suitable one and that all elements that configure it are subject to adequate levels of challenge, review and analysis.

One of the key elements in capital planning and stress analysis exercises, due to its particular importance in forecasting the income statement under defined stress scenarios, consists of calculating the provisions needed under these scenarios, mainly those to cover losses in the credit portfolio. Grupo Santander uses a methodology that ensures that at all times there is a level of provisions that covers all the projected credit losses for its internal models of expected loss, based on the parameters of exposure at default (EaD), probability of default (PD) and loss given default (LGD).

This methodology is widely accepted and it similar to that used in previous stress exercises (for example, the EBA stress exercises in 2011 and 2014 or the health check on the Spanish banking sector in 2012).

Lastly, the capital planning and stress analysis process culminates with analysis of solvency under the various scenarios designed and over a defined time frame, in order to assess the sufficiency of capital and ensure the Group fulfils both the capital objectives defined internally as well as all the regulatory requirements.

In the event of not meeting the capital objectives set, an action plan will be prepared which envisages the measures needed to be able to attain the desired minimum capital. These measures are analysed and quantified as part of the internal exercises, although it is not necessary to put them into force as Santander exceeds the minimum capital thresholds.

This internal process of stress and capital planning is conducted in a transversal way throughout Grupo Santander, not only at the consolidated level, but also locally in the Group’s units as they use the process of stress and capital planning as an internal management tool and to respond to their local regulatory requirements.

Throughout the recent economic crisis, Grupo Santander was submitted to five stress tests which demonstrated its strength and solvency in the most extreme and severe macroeconomic scenarios. All of them, thanks mainly to the business model and geographic diversification in the Group, showed that Banco Santander will continue to generate profits for its shareholders and comply with the most demanding regulatory requirements.

In the first one (CEBS 2010), the Group was the entity with a low impact on its solvency ratio, except for those banks that benefited from not distributing a dividend, In the second one, carried out by the EBA in 2011, Santander was not only among the small group of banks that improved its solvency in the stress scenario, but also the one with the highest level of profits.

In the stress exercises conducted by Oliver Wyman on Spanish banks in 2012 (top-down and then bottom-up), Banco Santander again showed its strength to gave with full solvency the most extreme economic scenarios. It was the only bank that improved its core capital ratio, with a surplus of more than EUR 25,000 million over the minimum requirement.

Lastly, in the recent stress test carried out in 2014 by the European Central Bank, in conjunction with the European Banking Authority, as previously commented on, Grupo Santander was the bank with the smallest impact from the adverse scenario among its international peers (EUR 20,000 million capital surplus above the minimum requirement). These results show, once again, that Grupo Santander’s business model enables it to face with greater robustness the most severe international crises.

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As already mentioned, as well as the regulatory exercises of stress, Grupo Santander annually conducts since 2008 internal exercises of resilience within its self-assessment process of capital (Pillar II). All of them showed, in the same way, Grupo Santander’s capacity to meet the most difficult scenarios, both globally as well as in the main countries in which it operates.

Comprehensive Assessment

ECB comprehensive assessment

The European Central Bank began in October 2013 its comprehensive assessment with a view to launching as of November 4, 2014 the Single Supervisory Mechanism. This exercise submitted banks to an assessment of their risk, an analysis of their asset quality and a stress test. Its objective is to enhance transparency, control and credibility, so that the results strengthen private sector confidence in the solvency of European banks and in the quality of their balance sheets.

The EU’s main banks participated, on the basis of meeting at least one of the following criteria: (1) Assets of more than EUR 30,000 million, (2) assets of more than 20% of the GDP of their country of origin and (3) being one of the three largest banks in a Member State.

The comprehensive assessment was based on three pillars:

•	Risk Assessment: prior evaluation of the business model and the most relevant risks, including those related to liquidity, leverage and funding. Each bank’s risk profile was taken into account, their relationship with other banks and their vulnerability to external factors.

•	Asset Quality Review (AQR): qualitative and quantitative analysis of credit and market exposure at the end of 2013, including off-balance sheet assets, non-performing loans, refinancings and sovereign risk. Its objective is to assess whether the provisions and valuation of the collateral of credit exposure are adequate, as well as assess the complex instruments and high-risk assets. It was structured in three phases:

•	Portfolio selecion: at the proposal of each country’s authorities, the portfolios to be included in the analysis were selected, complying with criteria on coverage at the bank level.

•	Execution: validation of the integrity of the data provided, assessment of the guarantees, and recalculation of the provisions and risk weighted assets.

•	Verification: analysis of the consistency in order to ensure the comparability of the results of all the portfolios and all banks in the European Union. Also included was an analysis of the control of quality, guidelines and definitions.

•	Stress Test: analysis of the capacity of each bank to withstand an adverse scenario, carried out in conjunction with the European Banking Authority (EBA).

The exercise establishes baseline and adverse scenarios which impact a bank’s performance, including its risks (credit, market, sovereign, securitisation and cost of funding), with a three-year time scale (2014-2016), using data at the end of 2013 and adjusted by the asset quality review. The adverse macroeconomic scenario took into account some systemic risks for the banking sector such as an increase in global bond yields, especially those linked to emerging economies or a further deterioration of asset quality in countries with weaker fundamentals and vulnerable financial sectors.

The minimum capital (CET1) is set at 8% in the baseline scenario and 5.5% in the adverse scenario, in accordance with the definition of Basel III (CRD IV/CRR) and its gradual schedule of introduction (phase-in).

The stress test results are based on scenarios defined in the methodology and are not forecasts of financial performance or capital ratios. The stress test is based on common methodology designed by the European Banking Authority, which includes a key hypothesis for simplifying the exercise (for example, a static balance sheet, a dividend distribution similar to the average of the last three years and valuation adjustments in sovereign debt).

Stress test 2014 basic data for the European Union as a whole (EBA perimeter)

Sample	Impact CET1 fully loaded	Capital shortfall
• 123 banks	• AQR: -40 p.b.	• Maximum: EUR 24.6 billion

• EUR 28 trillion of assets (70% of EU banking system)	• Adverse scenario: -230 p.b.	• Current: EUR 9.5 billion (after 2014 measures)

• Total: -270 p.b.

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Results of the ECB’s comprehensive assessment of Banco Santander

The ECB’s comprehensive assessment of Banco Santander underscored the quality of its portfolios, the correct valuation of assets and adequate provisions, as well as the strength of its business model in the event of adverse macroeconomic scenarios.

As regards the Asset Quality Review, 16 large credit portfolios of several countries and various segments (residential, SMEs, corporates) which represented more than 50% of credit risks were analysed. Procedures and policies were revised, samples taken and cases reviewed, properties and guarantees assessed, as well as reviewing assessment of the trading portfolio.

The adjustment required as a result of this exhaustive analysis was marginal on the CET1 (-4 b.p.), the smallest impact among our peers and far from the average for the Spanish banking system (-40 b.p.). All of this reflects the correct classification and valuation of assets, as well as the adequate level of provisions for risks.

Furthermore, in terms of level 3 assets we are the bank with the least weight among the large European banks (0.13% of total assets), resulting from the low complexity of our balance sheet and our retail banking model.

As regards the stress tests, Santander comfortably exceeded the scenarios, particularly the adverse (and unlikely) one.

In the baseline scenario, Santander is one of the banks that generates the most capital in the three-year period (+161 b.p.). Its CET1 ratio reaches 12% in 2016. The surplus of capital over the minimum required in this scenario (8%) is around EUR 22,000 million, among the highest.

In the adverse scenario, Santander is the bank with the least negative impact among the major European banks. Its CET1 ratio in 2016 drops by 143 b.p. to 8.95%, which represents a surplus of 345 b.p. or EUR 19,456 million over the minimum requirement (5.5%). This is also among the system’s highest.

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Considering the fully loaded version of the CET1 ratio, i.e., anticipating the Basel III impact, the results continue to be very satisfactory for the Group:

•	In the baseline scenario, Santander is the second bank that generates the most capital over the period (+291 b.p.). Its CET1 ratio reaches 10.57% in 2016, which represents a surplus of around EUR 14,000 million over the minimum requirement in this scenario.

•	In the adverse scenario, Santander is the bank with the least negative impact among the big European banks. Its CET1 ratio drops by only 33 b.p. to 7.33%, which represents a surplus of 183 b.p. or EUR 10,320 million over the minimum requirement (5.5%).

In short, the marginal adjustments from the AQR, the low impact in the scenarios envisaged in the stress tests and the capital surpluses make Grupo Santander stand out among its peers and confirm that it is operating with adequate levels of capital for its business model and medium-low risk profile.

The comprehensive assessment was the latest stress test to which Grupo Santander was submitted during the recent economic crisis. All of them showed that, largely thanks to its business model and geographic diversification, Banco Santander will continue to generate profits for its shareholders and comply with the most demanding regulatory requirements in the face of the severest macroeconomic scenarios.

In addition, the internal stress tests carried out by the Bank since 2008 within its self-assessment capital process (Pilar II) have also underscored Grupo Santander’s capacity to meet the most difficult scenarios at both the global level as well as in the main countries where it operates. Also noteworthy is that in all cases and despite the severity of the latest crisis, the reality was not as harsh as the scenarios defined.

5.7. Equity investments and capital instruments not included in the trading book

This section provides definitions of investments in associates and available-for-sale equity instruments, and the accounting policies and valuation methods applied to them. In addition, data are provided on any amounts of such capital instruments not included in the trading book.

Investments in associates are investments in entities over which the Group exercises significant influence, but not control or joint control, usually because it holds 20% or more of the voting power of the investee.

Equity instruments classified as available for sale are capital instruments issued by entities other than subsidiaries, associates and jointly controlled entities, provided that such instruments have not been classified as financial assets/ liabilities held for trading or other financial assets at fair value through profit or loss.

Investments in associates are accounted for using the equity method and are periodically tested for impairment.

Capital instruments classified as available-for-sale assets are measured and recorded at fair value, with changes in fair value being recognised in equity under valuation adjustments, unless there is evidence of impairment, in which case the impairment loss is recognised in the income statement.

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Capital instruments whose fair value cannot be reliably measured are carried at cost, less any impairment losses.

Table 41. Available-for-sale capital instruments

Thousands of Euros

	31 Dec 2014
	Carrying value	Fair value	Valuation adjustment
Quoted	1,276,260	1,276,260	571,387
Investment funds	1,081,625	1,081,625	51,235
Unquoted	1,930,683	1,930,683	111,386

TOTAL	4,288,568	4,288,568	734,008

Notes: A great majority of the positions in investment funds are exchange-traded.

Most of the unlisted positions are sufficiently diversified.

Table 42. Available-for-sale capital instruments. Consolidated gross valuation adjustments

Thousands of Euros

31 Dec 2014
Prior-year balance	581,244
Revaluation gains and losses	298,835
Amounts transferred to income:	-146,072
- Of which, from sales	-293,628
- Of which, from impairment	147,556

Current-year balance	734,008

At year-end 2014, investments in associates amount to EUR 1,775 million, plus EUR 601 million of investments in jointly controlled entities accounted for using the equity method. There are also investments in Group entities totalling EUR 2,552 million which in the public perimeter are consolidated using the full consolidation method. These investments are tested for impairment at regular intervals. No evidence of significant impairment was found during 2014.

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6. Risk

6.1 Corporate principles of risk management and control

High quality management of risk is one of Grupo Santander’s hallmarks and thus a priority in its activity. Throughout its more than 150 years, Santander has combined prudence in risk management with use of advanced risk management techniques, which have proven to be decisive in generating recurrent and balanced earnings and creating shareholder value.

Grupo Santander’s risk policy focuses on maintaining a medium-low and predictable profile for all its risks. Its risk management model is a key factor for achieving the Group’s strategic objectives.

The economic situation during the last few years has particularly tested the processes of identification, assessment, management and control of risks. In this context, management of the various risks has been positive when compared to the performance of the sector in these markets, which, combined with the high international diversification of the Group’s businesses, enabled it to produce broadly satisfactory results. The experience resulting from confronting this adverse economic environment served to reaffirm the principles on which the Group’s risk management model is based, as well as improve those aspects of the risk management systems which are necessary to ensure their adequate contribution to the Group’s global results.

The activity of risks is governed by the following principles, which are aligned with Grupo Santander’s strategy and business model and take into account the recommendations of the supervisory bodies, regulators and the market’s best practices.

•	A culture of risks integrated throughout the organisation. It embraces a series of attitudes, values, skills and ways of acting toward risks that are integrated into all processes, including taking decisions on change management and strategic and business planning. It is developed by strongly involving senior management in managing and taking decisions on risks, remuneration frameworks aligned with the risk appetite, training processes at all levels, robust control mechanisms and a complete and detailed framework of the policies and processes for managing and controlling risks.

•	Independence of the risk function, covering all risks and providing an adequate separation between the risk generating units and those responsible for its control and supervision, and having the sufficient authority and direct access to the management and governance bodies which are responsible for setting and supervising the risk strategy and policies.
•	Comprehensive approach to all risks as the objective for adequate management and control of them, including risks directly as well as indirectly originated (for example, from internal as well as external suppliers) but which can affect it. It is vital to have the capacity to draw up an all comprehensive view of the risks assumed, understand the relations between them and facilitate their overall assessment, without detriment to the differences of nature, degree of evolution and real possibilities of management and control of each type of risk, adapting the organisation, processes, reports and tools to the features of each one.

•	An organisational and governance model that assigns to all risks those responsible for control and management, conserving the principle of independence and with clear and coherent reporting mechanisms both in each subsidiary of the Group as well as these with the corporation.

•	Decision-taking is articulated by granting powers and attributions to each risk management unit, mainly via collegiate bodies, which are considered to be an effective instrument for facilitating adequate analysis and different perspectives to be taken into account in risk management, The decision-making process includes an ordered contrasting of opinions, proportionate to the potential impact of the decision and the complexity of factors affecting it.

•	The Group promotes the use of common management instruments among the different local units, without detriment to their adjustment to regulations, the requirements of supervisors and the degree of progress of each unit.

•	These instruments include formulating and monitoring the risk appetite, for which the Group determines the amount and type of risks considered reasonable to assume in the execution of its business strategy and its development in objective limits, contrastable and coherent with the risk appetite for each relevant risk; the use of analysis of scenarios and a vision that anticipates the risks in the management processes, using advanced models and metrics and establishing a framework of control, reporting and grading which enables risks to be identified and managed from different perspectives. In addition, the regular processes of identification and risk assessment and the contingency, business continuity and viability and resolution plans complete the essential management tools which, together with the rest of the instruments and principles, make up the components of group wide risk management.

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The following sections develop the components common to all risks, leaving to the last ones to analysis of the components and the specific risk profile for each type of risk.

6.2. Corporate governance of the risk function

The board is responsible for approving the Bank’s general policies and strategies and, in particular, the general policy of risks.

In addition to the executive committee, which pays particular attention to risks, the board is assisted by the committee of risk supervision, regulation and compliance.

The committee of risk supervision, regulation and compliance

The purpose of this committee is to assist the board in the sphere of risk supervision and control, define the Group’s risk policies, relations with the supervisory authorities and matters of regulation and compliance.

By agreement of the 20141 general shareholders’ meeting and at the proposal of the board, this committee was created in line with the European directive CRD IV and the market’s best practices. It is made up of non-executive directors (mostly independent ones) and is chaired by an independent director.

The functions of the committee of risk supervision, regulation and compliance are:

•	Support and advise the board in defining and assessing the risk policies that affect the Group and in determining the risk propensity and risk strategy. The Group’s risk policies must include:

i.	Identifying the various types of risk which the Group faces, including among the financial or economic ones contingent liabilities and other off-balance sheet risks

ii.	Setting the risk appetite that the Group deems acceptable.

iii.	The measures envisaged for mitigating the impact of the risks identified, in the event that they materialise; and

iv.	The information and internal control systems that will be used to control and manage these risks.
•	Provide assistance to the board for overseeing implementation of the risk strategy.

•	Systematically review the exposures with the main clients, economic sectors, geographic areas and types of risk.

•	Know and assess the management tools, improvement measures, evolution of projects and any other relevant activity related to risk control, including the policy on internal models of risk and their internal validation.

•	Support and advise the board as regards supervisors and regulators in the various countries where the Group operates.

•	Supervise compliance with the general code of conduct, the anti-money laundering and terrorist financing manuals and procedures and, in general, the rules of governance and the Company’s compliance programme and make the necessary proposals for its improvement. In particular, it is the committee’s responsibility to receive information and, where necessary, issue reports on the disciplinary measures for senior management.

•	Supervise the Group’s policy and rules of governance and compliance and, in particular, adopt the actions and measures that results from the reports or the inspection measures of the administrative authorities of supervision and control.

•	Monitor and assess the proposed regulations and regulatory developments that result from their implementation and the possible consequences for the Group.

The executive risk committee (ERC)

This committee is a body with risk management powers delegated by the board and adopts decisions in the sphere of these powers to ensure that the Group’s risk profile derived from the business strategy is aligned with the risk appetite limits and global policies approved by the board. Under these powers, the ERC approves risk operations, sets the risk policies and monitors the profile of global risks, ensuring that the Group has the structure, resources and necessary systems for managing and controlling risks adequately.

The ERC is chaired by an executive vice-chairman and four other of the Bank’s directors also form part of it. The committee held 96 meetings in 2014, underscoring the importance that Grupo Santander pays to managing and controlling its risks adequately.

The committee’s main responsibilities are:

•	Resolve the operations that exceed the powers delegated to organs lower down the hierarchy, as well as the global limits of pre-classifications in favour of economic groups or in relation to exposures by classes of risk.

1. The committee of risk supervision, regulation and compliance held its first meeting on July 23, 2014.

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•	Provide the committee of supervision of risks, regulation and compliance with the information needed to comply with the functions assigned to it by law, the By-laws and the board’s regulations, without detriment to the obligation to keep the board regularly informed of its activities in the sphere of risk management.

•	Monitor the general profile of the Group’s risks consisting of all the risks set out in the risk map.

•	Manage exposures to different clients, economic sectors, geographic areas and types of risk.

•	Authorise the management tools, improvement measures, evolution of projects and any other relevant activity related to risk control, including the policy on internal risk models and their internal validation.

•	Follow, in the sphere of its activities, the indications formulated by the supervisory authorities in the exercise of its function.

•	Ensure that the Group’s actions are consistent with the risk appetite previously decided by the board, with the advice of the committee of risk supervision, regulations and compliance, and delegate in other committees lower down the hierarchy or in executives empowered to assume risks.

Basic committees in risk management

The ERC delegates some of its powers in corporate risk committees, structured by risk type and activity, which facilitates an adequate process for taking final decisions and continuous monitoring of the risk profile.

Each type of risk has its own framework of committees. Credit risk, for example, is governed by committees on the basis of the customer segment and market risk by the global committee of market risks. Actuarial and pension risks are governed by the committee of global business risks.

Management of operational risk was very important during 2014, promoting the participation of the first lines of defence and strengthening the figure of operational risk coordinator within the first lines of corporate defence. These coordinators participate actively in managing this risk and support managers in their tasks of management and control. The governance framework defined envisaged first line committees, which deal with the most relevant issues in relation to the management of the operational risk of each division, and a control committee (corporate committee of operational risk) that reviews the profile of this risk.

More information on the governance of liquidity and compliance risks can be found in the sections on liquidity risk and funding, and compliance, conduct and reputational risk in this report.

6.2.1. Model of responsibilities in the risk management and control

Lines of defence

Banco Santander’s management and control model is based on three lines of defence.

The first line is constituted by the business units and the support areas (including those specialised in risk) which as part of their activity give rise to the Bank’s risk exposure. These units are responsible for managing, monitoring and reporting adequately the risk generated, which must be adjusted to the risk appetite and the various limits of risk management. In order to tend to this function, the first line of defence must have the resources to identify, measure, manage and report the risks assumed.

The second line of defence is made up of teams of control and supervision of risks including the compliance function. This line vouches for effective control of the risks and ensures they are managed in accordance with the level of risk appetite defined.

Internal audit is the third line of defence and as the last layer of control in the Group regularly assesses the policies, methods and procedures to ensure they are adequate and are being implemented effectively.

The three lines of defence have a sufficient level of separation and independence to not compromise the effectiveness of the general framework. They operate in coordination with one another in order to maximise their efficiency and strengthen their effectiveness.

Over and above the defence lines, the board’s committees and the executive risk committees, at both corporate level and in the units are responsible for adequate management and control of risks from the highest level of the organisation.

Structural organisation of the risk function

The chief risk officer (CRO) is responsible for the risk function and reports to the Bank’s executive vice-chairman, who is a member of the board and chairman of the executive risk committee.

The CRO advises and challenges the executive line and reports independently in the risk, regulatory and compliance committee and to the board.

The risk management and control model is structured on the following pillars:

•	Specialised management of risks, which enables the units to manage the risk they generate in accordance with the policies and limits established.

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•	Control of financial, non-financial and transversal risks, verifying that management and exposure by type of risk is in line with what senior management establishes.

•	Group wide risk management which involves an aggregated and comprehensive vision, assessing the global risk profile and supervising that it fits into the risk appetite and structure of limits established by the board and ensuring that the risk management and control systems are adequate and in line with the most demanding criteria and best practices observed in the industry and/or required by regulators.

•	Develop in the sphere of risks regulations, methodologies and information infrastructure.

•	Planning and internal governance.

•	Internal validation of risk models in order to assess their suitability for management and regulatory purposes. Validation involves reviewing the model’s theoretical foundations, the quality of the data used to build and calibrate it, the use to which it is put and the process of governance associated.

•	Control and coordination of regulatory projects in order to supervise the design and implementation of the best regulatory risk management standards in the Group and comply with regulatory requirements in all countries consistently and effectively.

6.2.2. The Group’s relationship with subsidiaries in risk management

Regarding the alignment of units with the corporation

The management and control model shares, in all the Group’s units, basic principles via corporate frameworks.

Over and above these principles and basics, each unit adapts its risk management to its local reality, although they are based on corporate policies and structures, which enables a risk management model to be recognised in Grupo Santander.

One of the strengths of this model is the adoption of the best practices developed in each of the units and markets in which the Group operates. The corporate risk divisions act as centralisers and conveyors of these practices.

Regarding the structure of committees

The governance bodies of the Group’s units are structured in accordance with the local regulatory and legal requirements and the dimension and complexity of each unit, being coherent with those of the Bank, as established in the internal governance framework, thereby facilitating communication, reporting and effective control.

The administration bodies of the subsidiaries, in accordance with the internal governance framework established in the Group, will define their own model of risk powers (quantitative and qualitative). These local models of assigning powers must follow the principles contained in the reference models and frameworks developed at the corporate level.

Given its capacity of comprehensive and aggregated vision of all risks, the Group will exercise a role of validation and questioning of the operations and management policies in the various units, insofar as they affect the Group’s risk profile.

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7. Credit and dilution risk

7.1. General Aspects

Credit risk arises from the possibility of losses stemming from the failure of clients or counterparties to meet their financial obligations with the Group.

The Group’s risks function is organised on the basis of three types of customers:

•	The segment of individuals includes all physical persons, except those with a business activity. This segment, in turn, is divided into sub segments by income levels, which enables risk management adjusted to the type of client.

•	The segment of SMEs, companies and institutions includes companies and physical persons with business activity. It also includes public sector activities in general and non-profit making private sector entities.

•	The segment of global wholesale banking consists of corporate clients, financial institutions and sovereigns, who comprise a closed list revised annually. This list is determined on the basis of a full analysis of the company (business, countries where it operates, types of product used, volume of revenues it represents for the bank, length of relation with the client, etc).

The following chart shows the distribution of credit risk on the basis of the management model.

The Group’s risk profile is mainly retail, accounting for 84% of total risk generated by the retail banking business.

  Note: for further information on this subject, see section 6.2 of the Annual Report.

Credit risk cycle

The process of credit risk management consists of identifying, analysing, controlling and deciding on the risks incurred by the Group’s operations. The business areas, senior management and the risk areas are all involved.

The board and the executive committee participate in the process, as well as the executive risk committee, which sets the risk policies and procedures, the limits and delegation of powers, and approves and supervises the framework of the risk function.

The risk cycle has three phases: pre-sale, sale and post-sale. The process is constantly revised, incorporating the results and conclusions of the after-sale phase to the study of risk and pre-sale planning.

A) Study of risk and credit rating process

Risk study consists of analysing a customer’s capacity to meet his contractual commitments with the bank. This entails analysing the customer’s credit quality, risk operations, solvency and profitability to be obtained on the basis of the risk assumed.

With this objective, the Group has used since 1993 models for assigning solvency ratings. These mechanisms are used in all individualised management segments, both wholesale (sovereign, financial institutions and corporate banking), as well as the rest of companies and institutions in this category.

The rating is the result of a quantitative model based on balance sheet ratios or macroeconomic variables, which is supplemented by the expert advice of the analyst.

The ratings given to customers are regularly reviewed, incorporating the latest available financial information and experience in the development of banking relations. The regularity of the reviews increases in the case of customers who reach certain levels in the automatic warning systems and in those classified as special watch. The rating tools are also revised in order to adjust the accuracy of the rating granted.

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While ratings are used for companies under individualised management, scoring techniques are used for the standardised segment, which automatically assign a score to operations, as set out in the section “decisions on operations.”

B) Planning and setting limits

The purpose of this phase is to limit efficiently and comprehensively the risk levels assumed by the Group.

The credit risk planning process serves to set the budgets and limits at portfolio or customer level on the basis of the segment.

The planning and setting of limits is conducted via documents agreed between the business and risk areas and approved by the executive risk committee or committees delegated by it, and in which the expected results of business, in terms of risk and return are set out, as well as the limits to which this activity is subject and management of the associated risks.

Planning is articulated via the strategic commercial plan, ensuring the conjunction of the business plan, the credit policy on the basis of the risk appetite and of the necessary resources to achieve it. It acts as a reference for all retail and commercial banking businesses. The maximum executive committee of each unit is responsible for approving and monitoring the plan.

At the same time, in the wholesale sphere and the rest of companies and institutions analysis is conducted at the client level. When certain circumstances concur, the client is assigned an individual limit (pre-classification).

In this way, a pre-classification model based on a system for measuring and monitoring economic capital is used for large corporate groups. The result of pre-classification is the maximum risk level that a client or group can assume in terms of amount of maturity. A more streamlined version of pre-classifications is used for those companies which meet certain requirements (high knowledge, rating, etc).

Analysis of scenarios

Analysis of credit risk scenarios enables senior management to better understand the portfolio’s evolution in the face of market conditions and changes in the environment. It is a key tool for assessing the sufficiency of the provisions made and the capital to stress scenarios.

These exercises are carried out for all the Group’s relevant portfolios and are articulated as follows:

•	Definition of reference scenarios (at both the global level as well as for each of the Group’s units).

•	Determining the value of the risk parameters and metrics (probability of default, loss at default, NPLs, etc) to different scenarios.

•	Estimating the expected loss associated with each of the scenarios raised and contrasted with the levels of provisions.

•	Analysis of the evolution of the credit risk profile at the portfolio, segment, unit and Group levels in the face of different scenarios and compared to previous years.

The simulation models employed by the Group use data from a complete economic cycle in order to calibrate the performance of risk factors in the face of changes in macroeconomic variables. These models are submitted to backtesting processes and regular fine tuning in order to guarantee they reflect correctly the relationship between macroeconomic variables and risk parameters.

The projections of the risk and loss parameters, normally with a time frame of three years, are executed under various economic scenarios which include the main macroeconomic variables (GDP, unemployment rate, house prices, inflation, etc).

The economic scenarios defined are backed by different levels of stress, from the baseline scenario or the most probable one to stress scenarios which, although unlikely, are possible.

These scenarios are defined by Grupo Santander’s research department in coordination with the counterparts of each unit and using as a reference the figures published by the main international institutions.

A global stress scenario is defined describing a world crisis situation and the way it would affect each of the countries in which the Group operates. In addition, a local stress scenario is defined which affects in an isolated way some of the main units and with a greater degree of stress than the global stress scenario.

In the executive risk committee the Group’s senior management takes note, proposes the changes it deems necessary and formally approves the set of definitive scenarios to be used in the execution of the Group’s stress test.

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C) Decisions on operations

The sales phase consists of the decision-taking process which analyses and resolves operations. Approval by the risks area is a prior requirement before contracting any risk operation. This process must take into account the policies defined for approving operations and take into consideration both the risk appetite as well as those elements of the operation that are relevant in the search for the right balance between risk and profitability.

In the sphere of individual clients, businesses and SMEs with low turnover, the administration of large volumes of credit operations with the use of automatic decision models is facilitated for classifying the client/operation binomial. Lending is classified into homogeneous risk groups, on the basis of the information on the features of the operation and of its owner. These models are used in banking with individuals, businesses and standardised SMEs.

As already indicated, the prior phase of setting limits can follow two different paths, giving rise to different types of decision in the sphere of companies:

•	Automatic and verifying if there is capacity for the proposed operation (in amount, product, maturity and other conditions) within the limits authorised under the framework of pre-classification. This process is generally applied to corporate pre-classifications.

•	Always requiring the authorisation of the analyst although the operation meets the amount, maturity and other conditions set in the pre-classified limit. This process applies to the pre-classification of companies under individualised management of retail banking.

Although risk mitigation techniques are important at all stages of the credit risk cycle, they play a particularly important role in credit decision making.

 Note: for further information on this subject, see section 5.5.3 of the Annual Report.

D) Monitoring

Monitoring is a continuous process of constant observation, which allows changes that could affect the credit quality of clients to be detected early on, in order to take measures to correct the deviations that impact negatively.

Monitoring is based on segmentation of customers, and is carried out by local and global risk dedicated teams, supplemented by internal audit.

The function consists, among other things, of identifying and tracking clients under special watch, reviewing ratings and continuous monitoring of indicators of standardised clients.

The system called companies in special watch (FEVE) identifies four levels on the basis of the degree of concern arising from the circumstances observed (extinguish, secure, reduce, monitor). The inclusion of a company in FEVE does not mean there have been defaults, but rather the advisability of adopting a specific policy toward that company and establishing the person and time frame for it. Clients in FEVE are reviewed at least every six months, and every quarter for the most serious cases. A company can end up in special watch as a result of monitoring, a review conducted by internal audit, a decision of the person responsible for the company or the entry into functioning of the system established for automatic warnings.

Ratings are reviewed at least every year, but if weaknesses are detected, or on the basis of the rating, it is done more regularly.

As regards the risks of individual clients, businesses and SMEs with a low turnover, the main indicators are monitored in order to detect shifts in the performance of the loan portfolio with respect to the forecasts made in the credit management programmes.

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E) Measurement and control

As well as monitoring clients’ credit quality, Grupo Santander establishes the control procedures needed to analyse the current credit risk profile and its evolution, through different credit risk phases.

The function is developed by assessing the risks from various perspectives that complement one another, establishing as the main elements control by countries, business areas, management models, products, etc, facilitating early detection of points of specific attention, as well as preparing action plans to correct any deteriorations.

Each element of control admits two types of analysis:

1. Quantitative and qualitative analysis of the portfolio.

Analysis of the portfolio controls, permanently and systematically, the evolution of risk with respect to budgets, limits and standards of reference, assessing the impacts of future situations, exogenous as well as those resulting from strategic decisions, in order to establish measures that put the profile and volume of the risks portfolio within the parameters set by the Group.

Note: for further information on this subject, see section 6.5.5 of the Annual Report.

2. Evaluation of the control processes

Evaluation of the control processes includes systematic and regular revision of the procedures and methodology, developed throughout the credit risk cycle, in order to guarantees their effectiveness and validity.

In 2006, within the corporate framework established in the Group for compliance with the Sarbanes Oxley law, a corporate tool was established in the Group’s intranet to document and certificate all the sub processes, operational risks and controls that mitigate them. The risks division assesses every year the efficiency of internal control of its activities.

The function of comprehensive control and internal validation of risks, as part of its mission of supervising the quality of the Group’s risk management, guarantees that the management and control systems of the different risks inherent in its activity fulfil the most demanding requirements and the best practices observed in industry and/or required by regulators. In addition, internal audit is responsible for ensuring that the policies, methods and procedures are adequate, effectively implemented and regularly reviewed.

F) Concentration risk

Concentration risk control is an essential part of risk management. The Group monitors the concentration of its credit risk portfolios along various relevant dimensions: country, sector and customer group.

The board risk committee establishes risk policies and reviews exposure limits to ensure that credit portfolio concentration is managed appropriately.

The Group is subject to Bank of Spain regulations on large exposures contained in the chapter four of the CRR. An institution’s exposure to a customer or a group of connected customers is considered a “large exposure” where its value is equal to or exceeds 10% of its eligible capital. In addition, in order to limit large exposures, no institution may assume an exposure to any single customer or group of connected customers whose value exceeds 25% of the institution’s eligible capital, after taking into account the effect of the credit risk reduction contained in the standard.

At the end of December 2014, after applying risk mitigation techniques and the large exposure rules, all the declared groups are below 4.7% of regulatory own funds, except for one EU central counterparty that has 7.3%.

The regulatory credit exposure to the 20 largest groups among the large exposures represented 5.5% of outstanding credit risk to customers (loans and receivables plus off-balance-sheet exposures). As regards the regulatory credit exposure to financial institutions (IFIs), the top 10 IFIs represent EUR 18,378 million.

G) Recovery management

Recovery activity is a significant element in the Bank’s risk management. This function is developed by the area of recoveries and cleaning up of assets, which was created in July 2013 in order to obtain greater efficiencies in the process of asset recovery, while developing a global strategy and a focus of recovery management.

The Group has a corporate management model which sets the guidelines and general lines of action to be applied in the various countries, always taking into account the local particularities that the recovery activity requires (economic environment, business model or a mixture of both). The recovery areas are business areas that directly manage clients; the corporate model thus has a business focus, whose creation of value on a sustained basis is based on effective and efficient collection management, whether by regularisation of balances pending payment or by total recovery.

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The recovery management model requires adequate co-ordination of all the management areas (business of recoveries, commercial, technology and operations, human resources and risks). It is subject to constant review and continuous improvement in the processes and management methodology that sustain it, through applying the best practices developed in the various countries.

In order to conduct recovery management adequately, it is done in four phases: irregularity or early non-payment, recovery of non-performing loans, recovery of write-offs and management of foreclosed assets. Indeed, the recovery function begins before the first non-payment when the client shows signs of deterioration and ends when the debt has been paid or regularised. The function aims to anticipate non-compliance and is focused on preventative management.

The current macroeconomic environment directly impacts the non-payment index and customers’ bad loans. The quality of portfolios is thus fundamental for the development and growth of our businesses in different countries. Debt reimbursement and recovery functions are given a special and continuous focus, in order to ensure that this quality always remains within the expected levels.

The diverse features of our clients makes segmentation necessary in order to manage recoveries adequately. Massive management of large collectives of clients with similar profiles and products is conducted through processes with a high technological component, while personalised management focuses on customers that, because of their profile, require a specific manager and more individualised management.

Recovery activity has been aligned with the socio-economic reality of various countries and different risk management mechanisms, with adequate criteria of prudence, have been used on the basis of their age, guarantees and conditions, always ensuring, as a minimum, the required classification and provisions.

Particular emphasis in the recovery function is placed on management of the aforementioned mechanisms for early management, in line with corporate policies, taking account of the various local realities and closely tracking vintages, stocks and performance. These policies are renewed and regularly adopted in order to reflect both the better management practices as well as the regulatory changes applied.

As well as measures focused on adapting operations to the client’s payment capacity, also noteworthy is recovery management seeking solutions other than judicial ones for advance payment of debts.

One of the ways to recover debt from clients, who have suffered a severe deterioration in their repayment capacity, is repossession (judicial or in lieu of payment) of the real estate assets that serve as guarantees of the loans. In countries with a high exposure to real estate risk, such as Spain, there are very efficient sales management instruments which enable the capital to be returned to the bank and reduce the stock in the balance sheet at a much faster speed than the rest of banks.

H) Accounting definitions and policies

This section includes definitions of accounting concepts and descriptions of accounting policies relating to data presented later in this document.

The Group has policies, methods and procedures to ensure that its credit risk is covered. These policies, methods and procedures are applied when granting, analysing and documenting debt instruments and contingent liabilities and commitments, when testing for impairment, and when calculating the amounts needed to cover the associated credit risk.

In its allowances for credit risk losses the Group makes the following distinction:

a. Specific allowances:

Allowances for debt instruments that are not measured at fair value through profit or loss and that are classified as doubtful are generally recognised in accordance with the criteria set forth in the following paragraphs.

Assets classified as doubtful due to counterparty arrears:

Debt instruments, whoever the obligor and whatever the guarantee or collateral, with amounts more than three months past due are assessed individually, taking into account the age of the past due amounts, the guarantees or collateral provided and the financial situation of the counterparty and guarantors.

Assets classified as doubtful for reasons other than counterparty arrears:

Debt instruments which cannot be classified as doubtful due to arrears but for which there are reasonable doubts as to the borrower’s ability to pay in accordance with the contractual terms are assessed individually, and an allowance is recognised equal to the difference between the carrying amount of the assets and the present value of their estimated future cash flows.

b. Allowances for inherent losses:

In addition to these specific allowances, the Group creates allowances for the inherent losses on debt instruments not measured at fair value through profit or loss and on contingent liabilities classified as standard risk.

Based on its experience and the available information on the Spanish banking industry, the Bank of Spain has defined various categories of debt instruments and contingent liabilities recognised in Spanish credit institutions or relating to transactions performed on behalf of Spanish residents and recognised in the accounting records of foreign subsidiaries, setting a range of required provisions for each category.

c. Country risk allowance:

Country risk is the risk associated with counterparties resident in a particular country due to circumstances other than normal commercial risk (sovereign risk, transfer risk and risks arising from international financial activity). Based on each country’s economic performance, political situation, regulatory and institutional framework, and payment capacity and record, the Group classifies all transactions entered into with third parties in six groups, ranging from group 1 (transactions with ultimate obligors resident in European Union countries, Norway, Switzerland, Iceland, the United States, Canada, Japan, Australia and New Zealand) to group 6 (transactions that are unlikely to be recovered due to circumstances

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attributable to the country), assigning a percent credit loss allowance to each group in accordance with the above analyses. However, because of the Group’s size and its proactive management of country risk exposures, country risk loss allowances are an insignificant portion of total credit loss allowances.

Nevertheless, provision coverage of the Group’s loan losses must also comply with IFRS. The Group therefore compares the loan loss allowances determined as described above with those obtained from the internal models used for the calculation of loan loss coverage, so as to confirm that there are no material differences.

Impairment losses on debt instruments not measured at fair value through profit or loss and contingent liabilities are determined by the Group’s internal models, taking historical loss experience and other known circumstances at the time of the assessment into account. For these purposes, credit impairment losses are losses incurred at the date of the financial statements, calculated using statistical procedures.

The amount of an impairment loss incurred on a debt instrument measured at amortised cost is equal to the difference between its carrying amount and the present value of its estimated future cash flows and is presented as a decrease in the carrying amount of the asset it serves to adjust. When estimating the future cash flows of debt instruments, the following points are considered:

•	All the amounts that are expected to be received over the remaining life of the instrument, including, where applicable, any amounts received from collateral (less costs to foreclose and sell). The impairment loss is calculated taking into account the likelihood of collecting accrued unpaid interest due;

•	The different types of risk to which each instrument is subject; and

•	The circumstances in which the amounts are likely to be received.

These cash flows are then discounted using the instrument’s effective interest rate (if the contractual rate is fixed) or the effective contractual rate at the discount date (if the rate is variable).

The incurred loss is the expected cost, to be incurred within one year of the balance sheet date, of the credit risk of a transaction, considering the characteristics of the counterparty and the guarantees and collateral associated with the transaction.

The incurred loss is calculated by multiplying three factors: exposure at default, probability of default and loss given default. These parameters are also used for the calculation of economic capital and Basel II regulatory capital under internal models.

•	Exposure at default (EAD) is the amount of the exposure to a given counterparty at the time of default.

•	Probability of default (PD) is the likelihood that a counterparty will fail to meet its obligation to pay principal or interest. The probability of default is associated with the rating or score of each counterparty or transaction. For the purposes of the calculation of incurred loss, PD is calculated over a one-year horizon. In other words, PD is a measure of the likelihood that the counterparty will default due to an event that has already occurred at the date of analysis the following year. A definition of default is used which includes loans that are 90 days or more past due and loans that are not past due but where the solvency of the counterparty is in doubt (loans considered doubtful for subjective reasons).

•	Loss given default (LGD) is the loss actually incurred when an obligor defaults on a loan. It depends mainly on the ability to demand additional collateral and the future cash flows that are expected to be recovered.

The incurred loss is calculated taking into account not only all the above but also the cyclical fit of the above factors (PD and LGD), considering historical experience and other specific data reflecting current conditions.

The incurred credit risk loss estimated using the Group’s internal models at 31 December 2013 is not materially different from the loan loss provisions determined in accordance with Bank of Spain requirements.

7.2. Distribution of credit and dilution risk exposures

This section contains information on the Group’s exposures to credit and dilution risk, broken down as follows:

•	Regulatory capital calculation approach.

•	Exposure category.

•	Geographical area.

•	Business sector.

•	Residual maturity.

It also contains information on defaulted exposures, impairment loss allowances, and provisions for contingent liabilities and commitments.

The amounts shown in the tables in this section include the amounts for counterparty credit risk.

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Table 43. Exposures after value adjustments and impairments

Thousands of euros

	31 Dec 2014			31 Dec 2013
	Original exposure	Valuation adjustments and impairment loss allowances (*)	Adjusted original exposure	Adjusted original exposure
IRB approach
Central governments and central banks	1,297,671	—	1,297,671	1,574,555
Institutions	58,886,482	—	58,886,482	53,462,938
Corporates	249,683,034	—	249,683,034	226,719,393
Retail exposures	339,163,818	—	339,163,818	300,579,721
Mortgages	282,979,065	—	282,979,065	269,959,914
Cards	18,275,658	—	18,275,658	11,959,801
Other retail	37,909,095	—	37,909,095	18,660,006
Securitisation positions	2,704,435	—	2,704,435	2,423,374
Equities	3,988,712	—	3,988,712	3,168,304

Total IRB approach	655,724,152	—	655,724,152	587,928,285

Standardised approach
Central governments and central banks	147,432,689	-411	147,432,278	122,297,765
Regional governments and local authorities	2,171,339	-5,698	2,165,641	2,864,123
Public sector entities and other non-profit public institutions	5,808,616	-220	5,808,396	1,970,818
Multilateral development banks	1,455,308	—	1,455,308	381,976
International organizations	69,327	—	69,327	—
Institutions	40,663,325	-597	40,662,728	28,372,224
Corporates	94,813,939	-229,558	94,584,381	85,987,235
Retail exposures	183,770,362	-1,442,908	182,327,454	176,846,506
Exposures secured by real estate property	88,668,256	-62,421	88,605,835	81,445,212
Defaulted exposures	25,058,878	-12,213,129	12,845,749	12,166,412
High-risk exposures	110,835	-1,905	108,930	1,203,260
Covered bonds	3,058,168	—	3,058,168	—
Securitisation positions	2,023,837	-23,162	2,000,675	2,438,449
Exposures to institutions and corporates with short-term credit ratings	148,838	—	148,838	664,399
Exposures to collective investment schemes (CIS)	174,939	—	174,939	35,115
Other exposures	85,907,376	-2,951,940	82,955,436	51,594,841

Total Standardised approach	681,336,032	-16,931,949	664,404,083	568,268,335

TOTAL	1,337,060,184	-16,931,949	1,320,128,235	1,156,196,620

The standardised exposure does not include general or country risk provisions.

The IRB exposure is not adjusted for valuation adjustments.

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Table 44. Exposure after applying conversion factors

Thousands of euros

	31 Dec 2014				31 Dec 2013
Distribution of exposures	Original exposure after mitigation techniques	Off-balance- sheet exposure after mitigation techniques	Average CCF	EAD	EAD
IRB approach
Central governments and central banks	151,716,397	322,599	54%	151,567,562	2,050,768
Institutions	59,675,083	7,508,269	37%	54,911,903	52,768,852
Corporates	245,887,315	89,013,229	43%	194,912,068	178,835,566
Retail exposures	339,163,818	32,762,438	71%	329,632,688	294,510,575
Mortgages	282,979,065	14,223,557	81%	280,299,178	267,179,118
Cards	18,275,658	15,628,339	63%	12,416,116	9,734,941
Other retail	37,909,095	2,910,542	66%	36,917,394	17,596,516
Securitisation positions	2,703,528	—	—	2,703,528	2,327,477
Equities	3,988,712	—	—	3,988,712	3,168,304

Total IRB approach	653,771,064	129,696,826	49%	588,247,072	533,661,542

Standardised approach
Central governments and central banks	2,353,608	412,890	38%	2,089,173	132,717,386
Regional governments and local authorities	3,809,781	43,043	30%	3,779,459	3,854,701
Public sector entities and other non-profit public institutions	5,806,964	17,353	37%	5,796,080	2,642,274
Multilateral development banks	1,372,141	—	—	1,372,141	381,976
International organizations	69,327	—	—	69,327	—
Institutions	36,745,786	3,303,677	39%	34,742,950	21,311,715
Corporates	89,142,768	31,857,577	33%	67,904,318	62,784,271
Retail exposures	179,004,129	67,117,791	5%	115,336,197	118,456,857
Exposures secured by real estate property	88,557,992	7,385,924	9%	81,847,331	75,972,802
Defaulted exposures	12,845,749	80,172	100%	12,845,749	12,166,412
High-risk exposures	108,930	—	—	108,930	1,203,260
Covered bonds	3,058,168	—	—	3,058,168	—
Securitisation positions	2,000,675	—	—	2,000,675	2,393,923
Exposures to institutions and corporates with short-term credit ratings	297,110	1,102	50%	296,559	237,209
Exposures to collective investment schemes (CIS)	10,894	—	—	10,894	412,678
Other exposures	83,265,297	12,647,749	20%	73,131,661	47,507,625

Total Standardised approach	657,812,108	122,776,987	15%	553,867,999	482,043,090

TOTAL	1,311,583,172	252,473,813	33%	1,142,115,071	1,015,704,632

Note. Standardised EAD = Exposure after credit risk mitigation and after converting off-balance-sheet items to credit exposures using CCFs.

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Table 45. Average exposure value

Thousands of euros

	31 Dec 2014	31 Dec 2013
Distribution of exposures	Period average EAD	Period average EAD
IRB approach
Central governments and central banks	2,082,499	2,086,738
Institutions	54,318,114	53,680,399
Corporates	186,863,920	182,443,259
Retail exposures	310,588,579	296,068,755
Mortgages	276,198,358	268,632,862
Cards	11,672,576	8,790,112
Other retail	22,717,645	18,645,782
Equities	3,698,599	3,346,848
Securitisation positions or exposures	2,333,611	2,407,936

Total IRB approach	559,885,321	540,033,935

Standardised approach
Central governments and central banks	148,120,772	155,347,998
Regional governments and local authorities	3,912,688	4,075,400
Public sector entities and other non-profit public institutions	4,507,190	4,169,354
Multilateral development banks	1,324,878	342,352
International organizations	17,332	—
Institutions	31,330,972	23,123,740
Corporates	66,849,491	69,574,768
Retail exposures	124,392,371	118,545,764
Exposures secured by real estate property	80,494,387	79,999,113
Defaulted exposures	12,607,704	10,979,495
High-risk exposures	133,423	988,368
Covered bonds	2,804,458	—
Securitisation positions	2,037,211	2,140,719
Exposures to institutions and corporates with short-term credit ratings	412,872	167,617
Exposures to collective investment schemes (CIS)	177,413	414,973
Other exposures	69,821,038	50,941,176

Total Standardised approach	548,944,199	520,810,834

TOTAL	1,108,829,520	1,060,844,769

Note. The average EAD has been calculated as the average of the EAD in each of the four quarters of 2014. Exposure after credit risk mitigation and after converting off-balance-sheet items to credit exposures using CCFs.

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The average EAD of the Group is up 4.5%, mainly due to the increase in exposure in institutions, retail and other securitisation positions under the Standardised Approach and the increase in corporates and institutions under the IRB approach. The following chart shows the Group’s exposure to credit and dilution risk by geographical area.

The chart illustrates the Group’s diversification and strong presence in three markets: Spain, United Kingdom and Brazil. The Group also has a significant presence in other areas, including Continental Europe (excluding Spain), Latin America (not including Brazil) and the United States.

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Table 46. Exposures by geography

Thousands of euros

	TOTAL	Spain	United Kingdom	Brazil	Continental Europe	Rest of Latin America	United States	Rest of world
IRB approach
Central governments and central banks	2,098,173	2,098,173	—	—	—	—	—	—
Institutions	54,911,903	41,066,592	8,548,733	—	1,276,095	4,020,483	—	—
Corporates	194,912,068	102,566,845	33,243,195	23,189,233	9,657,931	16,900,778	9,354,086	—
Retail exposures	329,632,688	78,554,304	213,500,429	—	37,577,955	—	—	—
Mortgages	280,299,178	60,929,995	204,393,110	—	14,976,073	—	—	—
Cards	12,416,116	5,608,247	6,310,245	—	497,624	—	—	—
Other retail	36,917,394	12,016,062	2,797,074	—	22,104,258	—	—	—
Securitisation positions	2,703,528	1,637,444	994,457	—	71,627	—		—
Equities	3,988,712	3,988,712	—	—	—	—	—	—

Total IRB approach	588,247,072	229,912,070	256,286,814	23,189,233	48,583,608	20,921,261	9,354,086	—

Standardised approach
Central governments and central banks	151,567,562	42,902,671	34,028,588	35,575,794	16,517,107	16,651,699	5,891,429	274
Regional governments and local authorities	3,779,459	46,000	—	10,866	481,685	331,685	2,909,223	—
Public sector entities and other non-profit public institutions	5,796,080	3,244	2,106,251	359,057	56,410	761,127	2,509,991	—
Multilateral development banks	1,372,141	3,197	1,360,532	—	345	8,067	—	—
International organizations	69,327	—	69,327	—	—	—	—	—
Institutions	34,742,950	9,642,005	2,932,825	6,092,182	2,455,413	4,067,852	9,511,232	41,441
Corporates	67,904,318	2,283,132	17,446,961	15,697,181	9,520,035	11,365,174	11,377,544	214,291
Retail exposures	115,336,197	2,392,021	9,495,541	32,429,463	27,176,483	19,971,615	23,871,074	—
Exposures secured by real estate property	81,847,331	7,285,393	2,097,300	9,878,833	16,409,421	21,053,178	25,123,206	—
Defaulted exposures	12,845,749	5,703,582	290,676	1,479,758	1,872,162	2,171,817	1,326,988	766
High-risk exposures	108,930	1,165	73,778	—	—	10,939	23,048	—
Covered bonds	3,058,168	—	3,058,168	—	—	—	—	—
Exposures to institutions and corporates with short-term credit ratings	296,559	65	551	—	226,303	69,640	—	—
Exposures to collective investment schemes (CIS)	10,894	—	—	10,851	—	43	—	—
Other exposures	73,131,661	19,967,396	13,725,660	14,798,040	5,157,691	7,538,997	11,934,006	9,871
Securitisation positions	2,000,675	33,484	—	267,006	—	—	1,700,185	—

Total standardised approach	553,867,999	90,263,353	86,686,158	116,599,031	79,873,055	84,001,833	96,177,926	266,643

TOTAL	1,142,115,071	320,175,423	342,972,972	139,788,264	128,456,663	104,923,094	105,532,012	266,643

*	Standardised EAD = Exposure after credit risk mitigation and after converting off-balance-sheet items to credit exposures using CCFs.

The geographical distribution in standardised portfolios is concentrated mainly in Brazil and the United States. The most prominent segments are still central government (with a strong presence in Spain, the United Kingdom and Brazil); and retail and residential mortgages, with a strong presence in the United States, Latin America (excluding Brazil) and continental Europe (excluding Spain).

As regards the IRB portfolios, most of the exposure is concentrated in the Corporates Spain segment and the Retail Mortgages UK segment.

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Table 47. Exposures by business sector

Thousands of euros

31 Dec 2014
EAD by sector (%)
Distribution of Exposures	TOTAL	Spanish public sector	Other countries public sector	Individuals	Energy	Construction	Industr.	Services	All other sectors
IRB approach
Central governments and central banks	2,098,173	95.90%	4.10%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Institutions	54,911,902	29.87%	1.52%	0.28%	1.51%	0.17%	0.47%	64.89%	1.29%
Corporates	194,912,068	0.45%	0.70%	0.08%	10.17%	10.90%	14.38%	46.90%	16.41%
Retail exposures	329,632,688	0.05%	0.00%	94.05%	0.05%	0.60%	0.66%	4.16%	0.42%
Equities	3,988,712	—	—	—	—	—	—	100.00%	—
Securitisation positions or exposures	2,703,528	—	—	—	—	—	—	100.00%	—

Total IRB approach	588,247,072	3.31%	0.39%	52.76%	3.54%	3.97%	5.18%	25.07%	5.78%

Standardised approach
Central governments and central banks	151,567,562	28.13%	71.24%	0.47%	0.00%	0.01%	0.01%	0.09%	0.04%
Regional governments and local authorities	3,779,459	1.30%	54.65%	2.03%	0.65%	4.90%	8.08%	19.57%	8.82%
Public sector entities and other non-profit public institutions	5,796,080	11.37%	87.72%	0.00%	0.01%	0.03%	0.31%	0.57%	0.00%
Multilateral development banks	1,372,141	0.00%	100.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
International organizations	69,327	0.00%	100.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Institutions	34,742,950	0.00%	0.00%	7.72%	0.03%	0.39%	0.19%	90.39%	1.27%
Corporates	67,904,318	0.00%	0.17%	1.81%	4.68%	3.94%	19.01%	37.31%	33.08%
Retail exposures	115,336,197	0.01%	0.02%	79.53%	0.24%	1.56%	3.08%	7.05%	8.53%
Exposures secured by real estate property	81,847,331	0.01%	0.00%	74.99%	0.15%	1.01%	1.14%	5.59%	17.11%
Defaulted exposures	12,845,749	0.01%	0.00%	46.35%	1.55%	4.05%	4.73%	25.30%	18.02%
High-risk exposures	108,930	0.01%	0.00%	68.69%	0.00%	0.02%	0.02%	0.15%	31.11%
Covered bonds	3,058,168	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	100.00%	0.00%
Securitisation positions	2,000,675	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	100.00%	0.00%
Exposures to institutions and corporates with short-term credit ratings	296,559	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	100.00%
Exposures to collective investment schemes (CIS)	10,894	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	100.00%
Other exposures	73,131,661	0.00%	0.08%	0.36%	0.04%	0.21%	0.21%	30.87%	68.23%

Total standardised approach	553,867,999	7.83%	21.08%	29.64%	0.69%	1.14%	3.35%	18.28%	18.00%

TOTAL	1,142,115,071	5.50%	10.42%	41.54%	2.16%	2.59%	4.29%	21.78%	11.71%

*	Standardised EAD = Exposure after credit risk mitigation and after converting off-balance-sheet items to credit exposures using CCFs.

Compared to the previous year, the main change in the Standardised Approach is the decrease in the percent exposure to the Spanish public sector, while in IRB the percentages remain relatively stable.

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Table 48. Exposures by residual maturity

Thousands of Euros

	31 Dec 2014
	TOTAL	<1 year	1 - 5 years	>= 5 years
IRB approach
Central governments and central banks	2,098,173	5.57%	9.85%	84.57%
Institutions	54,911,903	27.39%	54.65%	17.96%
Corporates	194,912,068	12.75%	60.54%	26.71%
Retail exposures	329,632,688	2.86%	9.95%	87.19%
Equities	3,988,712	0.00%	0.00%	100.00%
Securitisation positions or exposures	2,703,528	0.00%	0.00%	100.00%

Total IRB approach	588,247,072	8.40%	30.77%	60.83%

Standardised approach
Central governments and central banks	151,567,562	67.23%	15.64%	17.13%
Regional governments and local authorities	3,779,459	34.30%	15.32%	50.38%
Public sector entities and other non-profit public institutions	5,796,080	5.96%	12.87%	81.17%
Multilateral development banks	1,372,141	91.44%	8.15%	0.40%
International organizations	69,327	100.00%	0.00%	0.00%
Institutions	34,742,950	68.75%	10.72%	20.53%
Corporates	67,904,318	37.70%	47.91%	14.39%
Retail exposures	115,336,197	31.21%	59.93%	8.85%
Exposures secured by real estate property	81,847,331	11.16%	25.95%	62.88%
Defaulted exposures	12,845,749	68.23%	11.13%	20.65%
High-risk exposures	108,930	23.12%	5.53%	71.35%
Covered bonds	3,058,168	100.00%	0.00%	0.00%
Securitisation positions	2,000,675	0.00%	0.00%	100.00%
Exposures to institutions and corporates with short-term credit ratings	296,559	100.00%	0.00%	0.00%
Exposures to collective investment schemes (CIS)	10,894	100.00%	0.00%	0.00%
Other exposures	73,131,661	77.96%	6.34%	15.70%

Total standardised approach	553,867,999	48.51%	28.50%	23.00%

TOTAL	1,142,115,071	27.85%	29.67%	42.48%

*	Exposure after credit risk mitigation and after converting off-balance-sheet items to credit exposures using CCFs

The distribution of maturities of the standardised exposure is fairly similar to the distribution in 2013, with a slight increase in transactions maturing within one year, to the detriment of transactions with a maturity of between one and five years. Most notable is the increase in the relative weight of short-term transactions in the Central Governments and Central Banks segment.

In internal models, on the other hand, the distribution of maturities remains stable, with a slight increase in exposures maturing in one to five years to the detriment of exposures with longer maturity.

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Table 49. Doubtful assets, impairment loss allowances and provisions

	31 Dec 2014
	Doubtful due to customer arrears	Doubtful for reasons other than customer arrears	Impairment loss allowances	Additions to provisions in the period
Counterparty type
Credit institutions	7,424	—	19,056	-6,452
Public sector	180,596	—	45,115	25,431
Other sectors	30,120,411	11,178,419	21,532,923	11,060,411

TOTAL	30,308,431	11,178,419	21,597,094	11,079,390

Geographical areas
Spain	14,633,852	6,943,880	11,159,618	2,588,668
European Union (except Spain)	7,848,589	2,026,912	4,154,111	1,044,687
United States of America and Puerto Rico	1,042,515	661,197	805,736	2,027,875
Rest of OECD	3,615,109	272,220	639,591	60,758
Latin America and Iberian Peninsula	3,166,545	1,274,210	4,830,687	5,356,345
Rest of world	1,821	0	7,350	1,057

Total	30,308,431	11,178,419	21,597,094	11,079,390

Generic provision	—	—	6,023,464	963,017
Country risk provisioin	—	—	20,093	-23,721

TOTAL IMPAIRMENT LOSS ALLOWANCE	—	—	27,640,651	12,018,686

Notes:

- Impairment loss allowances: includes only the specific impairment allowance

- Additions to provisions in the period: includes only the specific provision.

- The data in the table does not include the balances relating to contingent liabilities.

Doubtful contingent liabilities and commitments at December 2014 amount to EUR 1,284 million.

The impairment allowance for these liabilities amounts to EUR 654 million (of which EUR 279 million relate to the generic provision).

Table 50. Impairment losses on financial assets

	31 Dec 2014	31 Dec 2013
Balance at start of year	26,582,296	26,929,635

Provisions charged to the income statement	12,018,686	13,871,582
Change in the group perimeter	—	-113,069
Impaired amounts written off against allowance	-11,998,841	-11,925,328
Exchange differences and other movements	1,038,510	-2,180,524

Balance at end of year	27,640,651	26,582,296

Previously written-off assets recovered in 2014 amounted to EUR 1,338 million.

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7.3. Internal rating systems

Since 1993 the Group has been using its own internal rating and scoring models to measure the credit quality of customers and transactions. Each rating or score indicates a probability of default, measured on the basis of the Group’s historical default experience (except in the case of low default portfolios). More than 300 internal rating models are used in the Group’s credit approval and risk monitoring process.

Exposures in the Global Wholesale Banking segments, i.e., Global Corporates, sovereigns, and financial institutions, which are managed centrally at Group level in terms of rating assignment and risk monitoring, are rated using global rating tools. The rating these tools assign to each customer is obtained using an expert-judgment model, which relies on an analyst’s opinion, supported by a quantitative or automatic module based on balance sheet ratios or macroeconomic variables.

In the global models, the quantitative module is calibrated using the market price of credit default swaps. A model is constructed that relates the market-implied probability of default (PD) extracted from the CDS spreads to country macroeconomic data or company balance sheet data. Consequently, this data can be used to estimate PDs even for entities for which no liquid CDS quotes are available.

The analyst takes this information as a reference but will revise and adjust it to obtain the final rating, which therefore is decisively expert judgment-based. Occasionally, as in the case of Global Corporates, the rating is also adjusted where the company belongs to a group from which it receives explicit support.

In the case of non-standardised corporates and institutions, Santander Bank parent has established a single methodology for constructing a rating in each country. In this case the rating is determined by an automatic module which uses initial analyst input and which may or may not be supplemented at a later stage. The automatic module determines the rating in two phases: a quantitative phase and a qualitative phase. The qualitative phase is based on a corrective questionnaire, which allows the analyst to modify the automatic score by a limited number of rating points.

Customer ratings are reviewed at periodic intervals to take account of new financial information. Ratings are reviewed more frequently when certain automatic alerts are triggered and in the case of customers placed on special watch. The rating tools themselves are also reviewed in order to fine-tune the ratings they generate.

For standardised customers, both companies and individuals, the Group has scoring tools which automatically assign a score to transactions submitted for approval.

These credit approval systems are supplemented by behavioural rating models, which provide greater predictability of the risk assumed and are used both for risk monitoring and for limit setting.

The models committee has approved the following mapping between internal ratings and probabilities of default for the global portfolios.

Table 51. Relationship between the internal rating and the PD

Wholesale Banking		Banks		Non-bank Financial Institutions
Internal Rating	PD	Internal Rating	PD	Internal Rating	PD
9.3	0.009%	9.3	0.009%	9.3	0.008%
9.2	0.010%	9.2	0.010%	9.2	0.008%
9.0	0.012%	9.0	0.012%	9.0	0.010%
8.5	0.022%	8.5	0.022%	8.5	0.017%
8.0	0.038%	8.0	0.038%	8.0	0.028%
7.5	0.065%	7.5	0.065%	7.5	0.047%
7.0	0.114%	7.0	0.114%	7.0	0.079%
6.5	0.199%	6.5	0.199%	6.5	0.132%
6.0	0.346%	6.0	0.346%	6.0	0.219%
5.5	0.603%	5.5	0.603%	5.5	0.365%
5.0	1.051%	5.0	1.051%	5.0	0.608%
4.5	0.832%	4.5	0.832%	4.5	1.013%
4.0	3.194%	4.0	3.194%	4.0	1.688%
3.5	5.566%	3.5	5.566%	3.5	2.811%
3.0	9.700%	3.0	9.700%	3.0	4.682%
2.5	16.906%	2.5	16.906%	2.5	7.799%
2.0	29.464%	2.0	29.464%	2.0	12.991%
1.5	45.000%	1.5	45.000%	1.5	21.638%
1.0	45.000%	1.0	45.000%	1.0	36.043%

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These PDs are applied consistently across the Group, in line with the global management of these portfolios. As can be seen, the PD assigned to any given internal rating is not exactly the same in different portfolios. Regulatory requirements demand differentiated PD calibration.

7.4. Rating assignment and parameter estimation

Measuring the credit risk of a transaction involves calculating both the expected and the unexpected loss on the transaction. The unexpected loss is the basis for the calculation of both regulatory and economic capital and refers to a very high, albeit improbable, level of loss that is not considered a recurring cost but must be absorbed by capital. Measuring risk involves two separate steps: estimating the risk, and then assigning the credit risk parameters (PD, LGD and EAD).

Risk must be estimated on the basis of the entity’s internal experience, i.e., observed defaults for each rating grade or credit score and recovery experience in defaulted transactions.

Low default portfolios: Global Corporates; Banks; Non-bank Financial Institutions; and Central Governments

In some portfolios (so-called low default portfolios) there is so little default experience that alternative approaches to parameter estimation must be adopted.

PD and LGD estimation in low default portfolios relies basically on studies performed by external rating agencies, which reflect the pooled experience of the large numbers of entities and countries rated by the agencies.

The parameters estimated for global portfolios are the same for all the Group’s units. Thus, a financial institution with a rating of 8.5 will have the same PD, regardless of the unit in which the exposure is booked.

Corporates (including SMEs, specialised lending and receivables)

For portfolios of customers that have an account manager assigned to them, the estimation is based on the entity’s own internal experience. The PD is calculated by observing new defaults in the portfolio and relating these defaults to the ratings assigned to the customers concerned.

In SME portfolios, LGD is calculated based on observed recoveries of defaulted transactions. This calculation takes into account not only the cash inflows and outflows associated with the recovery process but also the timing of these flows, so as to calculate their present value, as well as the direct and indirect costs of recovery. The LGD estimates used for regulatory purposes must be downturn LGD estimates.

Lastly, EAD, or exposure at default, is estimated by comparing the percent utilisation of committed facilities at the time of default and in normal circumstances, in order to estimate the extent to which customers make more use of their credit facilities as they approach default.

In contrast to low default portfolios, SME portfolios have specific rating systems in each Group unit, requiring specific PD calibrations in each case.

Retail portfolios

In portfolios where customers do not have an account manager assigned to them but are treated on a pooled or standardised basis, PDs are also estimated based on the entity’s internal experience, although the data unit for assigning PDs is the transaction, not the customer.

PDs are calculated by observing new defaults and relating each new default to the score assigned to the transaction at the time of approval or, for transactions beyond a certain age, to the customer rating.

As for SME portfolios, LGD is calculated based on observed recovery rates, adjusted to downturn conditions. The EAD estimation is also similar to that of SMEs.

The risk parameters for retail portfolios must be estimated separately for each entity, country and segment and need to be updated at least once a year.

The parameters are then assigned to the transactions recorded on each unit’s balance sheet, so as to calculate the expected losses and capital requirements associated with the unit’s exposure.

In the case of equity positions, the same ratings and parameters are used as described above, depending on the segment.

The following tables present a summary of the parameter models used in the different geographies:

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Global models

Table 52. Parameters of IRB models by geographical area

Component	Portfolio	No. of significant models	Portfolio RWA	Description of model and methodology	No. of years of loss data	Basel category	Regulatory floors applied
PD	Corporates	1	45,431,078	Model which uses the equivalent agency rating and relates the internal rating with the ODF (S&P) through a regression model	21	Corporates	PD > 0.03%
	IFIs	2	7,687,080	Model which uses the equivalent agency rating and relates the internal rating with the ODF (S&P) through a regression model		Corporates, Financial Institutions	PD > 0.03%
	Sovereigns	1	523,847	Model which uses the equivalent agency rating and relates the internal rating with the ODF (S&P) through a regression model	21	Sovereign	THERE IS NONE
LGD	Bank and Non- Banks IFIs	1	7,687,080	Models based on information from Moody’s Defaults and Recovery Database (DRD)	18	Corporates, Financial Institutions	45%
	Corporates	1	45,431,078	Models based on information from Moody’s Defaults and Recovery Database (DRD)	18	Corporates, Financial Institutions	45%
	Sovereigns	1	523,847	The model uses the external agency recovery rating and relates it to country macroeconomic variables. Conservative adjustments are applied to the recovery ratings.	—	Sovereign
EAD	Corporates, Non-Bank IFIs	1	49,476,088	The drawdown of committed facilities is modelled based on internal cases of default	5	Corporates, Financial Institutions	EAD must be at least equal to the current utilisation of the balance at account level
	Project finance	1	18,582,692	A specific level has been proposed for this portfolio in 2015	5	Specialised Lending, Sovereign	EAD must be at least equal to the current utilisation of the balance at account level

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Spain portfolios

Component	Portfolio	No. of significant models	Portfolio RWA	Description of model and methodology	No. of years of loss data	Basel category	Regulatory floors applied
PD	Non- standardised corporates	3	27,211,642	Statistical models, based on internal default experience. Adjusted to the economic cycle	5 - 12	Corporates	PD > 0.03%
	Autonomous Communities	1	1,769,084	Model based on an adjustment to the external rating	4 years for the internal to external rating relationship. 21 years for the PD of the external rating	Institutions	PD > 0.03%
	Standardised corporates	9	3,455,304	Statistical models, based on internal default experience. Adjusted to the economic cycle	10	Retail portfolios - Other	PD > 0.03%
	Retail mortgage	1	10,076,286	Statistical model, based on internal default experience. Adjusted to the economic cycle	>10	Retail portfolios - Mortgages	PD > 0.03%
	Retail non- mortgage	8	4,826,425	Statistical models, based on internal default experience. Adjusted to the economic cycle	>10	Retail portfolios - Revolving and Other	PD > 0.03%
LGD	Non- standardised corporates	3	27,211,642	Model based on internal recovery data. Downturn by selection of worst years in cycle	>10	Corporates
	Standardised corporates	1	3,455,304	Model based on internal recovery data. Downturn by selection of worst years in cycle	>10	Retail portfolios - Other
	Retail mortgage	1	10,076,286	Model based on internal recovery data. Downturn by selection of worst years in cycle	9	Retail portfolios - Mortgages	Floor of 10% at portfolio level. Not applied
	Retail non- mortgage	7	4,826,425	Model based on internal recovery data. Downturn by selection of worst years in cycle	9	Retail portfolios - Revolving and Other
EAD	Non- standardised corporates	3	27,211,642	Statistical model, in which internal data on observed exposure at default is used to obtain a CCF	>10	Corporates	EAD must be at least equal to the current utilisation of the balance at account level
	Standardised corporates	1	3,455,304	Statistical model, in which internal data on observed exposure at default is used to obtain a CCF	>10	Retail portfolios - Other	EAD must be at least equal to the current utilisation of the balance at account level
	Retail	2	14,902,711	Statistical model, in which internal data on observed exposure at default is used to obtain a CCF	>10	Retail portfolios - Revolving and Other	EAD must be at least equal to the current utilisation of the balance at account level

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United Kingdom portfolios

Component	Portfolio	No. of significant models	Portfolio RWA	Description of model and methodology	No. of years of loss data	Basel category	Regulatory floors applied
PD	Mortgages	1	31,339,286	Statistical model which produces a PD that is scaled to a cycle average	>10	Retail portfolios - Mortgages	PD > 0.03%
	Consumer	1	3,118,494	Statistical model which produces a PD that is scaled to a cycle average	6 - 10	Retail portfolios - Other	PD > 0.03%
	Overdrafts	1	2,621,894	Observed default rates segmented in statistical score bands, scaled to a long-term average	7 - 10	Retail portfolios - Revolving	PD > 0.03%
	Social Housing	1	1,262,041	Expert judgment rating model	N/A Low default portfolio	Corporates	PD > 0.03%
	A&L models (FIRB)	5	3,992,992	Statistical rating model for Corporates	>10	Corporates	PD > 0.03%
LGD	Mortgages	1	31,339,286	Loss estimates and write-off probability based on internal data, stressed to a downturn situation	3 - 5	Retail portfolios - Mortgages	LGD> 10% at portfolio level
	Consumer	1	3,118,494	Loss estimates and write-off probability based on a regression, with expert judgment where appropriate	4 - 5	Retail portfolios - Other	N/A
	Overdrafts	1	2,621,894	Loss estimates and write-off probability based on internal data, using a long-term average	5 - 5	Retail portfolios - Revolving	N/A
	Social Housing	1	1,262,041	Estimate based on data on the realizable value of the collateral	N/A Low default portfolio	Corporates	N/A
	A&L models (FIRB)	5	3,992,992	Foundation IRB	>10 years (only Corporates)	Corporates	NA
EAD	Mortgages	1	31,339,286	Long-term CCD estimates applied to on- and off- balance-sheet totals	6 - 10	Retail portfolios - Mortgages	EAD must be at least equal to the current utilisation of the balance at account level
	Consumer	1	3,118,494	Regression model	7 - 10	Retail portfolios - Other	EAD must be at least equal to the current utilisation of the balance at account level
	Overdrafts	1	2,621,894	Long-term CCD estimates applied to on- and off- balance-sheet totals	8 - 10	Retail portfolios - Revolving	EAD must be at least equal to the current utilisation of the balance at account level
	Social Housing	1	1,262,041	Estimate based on data	N/A Low default portfolio	Corporates	EAD must be at least equal to the current utilisation of the balance at account level
	A&L models (FIRB)	5	3,992,992	Foundation IRB	>10 years (only Corporates)	Corporates	EAD must be at least equal to the current utilisation of the balance at account level

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PILLAR III DISCLOSURES CREDIT AND DILUTION RISK

Portugal portfolios

Component	Portfolio	No. of significant models	Portfolio RWA	Description of model and methodology	No. of years of loss data	Basel category	Regulatory floors applied
PD	Non- standardised corporates	3	3,412,057	Statistical model, based on internal data which calibrates the scoring model, performing a cyclical adjustment	>10	Corporates	PD > 0.03%
	Standardised corporates	2	389,620	Statistical model, based on internal data which calibrates the scoring model, performing a cyclical adjustment	>10	Retail portfolios - Other	PD > 0.03%
	Retail mortgage	1	3,237,928	Statistical model, based on internal data which calibrates the scoring model, performing a cyclical adjustment	>10	Retail portfolios - Mortgages	PD > 0.03%
	Retail non- mortgage	4	790,659	Statistical model, based on internal data which calibrates the scoring model, performing a cyclical adjustment	>10	Retail portfolios - Revolving and Other	PD > 0.03%
LGD	Non- standardised corporates	3	3,412,057	Statistical model, based on internal recovery data. Downturn by selection of worst years in cycle	6 - 10	Corporates
	Standardised corporates	2	389,620	Statistical model, based on internal recovery data. Downturn by selection of worst years in cycle	6 - 10	Retail portfolios - Other
	Retail mortgage	1	3,237,928	Statistical model, based on internal recovery data. Downturn by selection of worst years in cycle	6 -10	Retail portfolios - Mortgages	Floor of 10% at portfolio level. Not applied
	Retail non- mortgage	4	790,659	Statistical model, based on internal recovery data. Downturn by selection of worst years in cycle	6 - 10	Retail portfolios - Revolving and Other
EAD	Non- standardised corporates	3	3,412,057	Statistical model, in which internal data on observed exposure at default is used to obtain a CCF	6 - 10	Corporates	CCF > 0
	Standardised corporates	2	389,620	Statistical model, in which internal data on observed exposure at default is used to obtain a CCF	6 - 10	Retail portfolios - Other	CCF > 0
	Retail	3	4,028,587	Statistical model, in which internal data on observed exposure at default is used to obtain a CCF	6 - 10	Retail portfolios - Revolving and Other	CCF > 0

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PILLAR III DISCLOSURES CREDIT AND DILUTION RISK

Mexico portfolios

Component	Portfolio	No. of significant models	Portfolio RWA	Description of model and methodology	No. of years of loss data	Basel category	Regulatory floors applied
PD	Non- standardised corporates	1	3,418,287	Statistical model, based on internal default experience. Adjusted to the economic cycle	6-10	Corporates	PD > 0.03%
	State and municipal governments and public bodies	1	349,831	Statistical model, based on internal default experience. Adjusted to the economic cycle	6-10	Institutions	PD > 0.03%
	Commercial real estate	1	1,040,460	Statistical model, based on internal default experience. Adjusted to the economic cycle	6-10	Corporates	PD > 0.03%
LGD	Non- standardised corporates	1	3,418,287	Statistical model, based on internal recovery data.	5	Corporates
	Commercial real estate	1	1,040,460	Statistical model, based on internal recovery data.	5	Corporates
	State and municipal governments and public bodies	1	349,831	In accordance with Appendix 18 of the current General Provisions Applicable to Credit Institutions (Single Banking Circular)		Institutions
EAD	Non- standardised corporates, developers, state and municipal governments and public bodies	1	4,808,577	A prudential proxy has been used because the available balance in these lending operations is not recorded. Specific CCF for technical and financial guarantees and letters of credit	6-10	Corporates/ Institutions

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PILLAR III DISCLOSURES CREDIT AND DILUTION RISK

Santander Consumer Spain portolios

Component	Portfolio	No. of significant models	Portfolio RWA	Description of model and methodology	No. of years of loss data	Basel category	Regulatory floors applied
PD	New cars	1	1,229,155	Statistical models, based on internal default experience. Adjusted to the economic cycle	8	Retail portfolios - Other	PD > 0.03%
	Secondhand cars	1	390,687	Statistical models, based on internal default experience. Adjusted to the economic cycle	8	Retail portfolios - Other	PD > 0.03%
	Consumer	1	153,213	Statistical models, based on internal default experience. Adjusted to the economic cycle	8	Retail portfolios - Other	PD > 0.03%
	Credit cards	1	691,412	Statistical models, based on internal default experience. Adjusted to the economic cycle	7	Retail portfolios - Revolving	PD > 0.03%
	Non- standardised corporates	1	250,272	Statistical models, based on internal default experience. Adjusted to the economic cycle	8	Corporates	PD > 0.03%
LGD	New cars	1	1,229,155	Loss estimates based on internal data, stressed to a downturn situation	8	Retail portfolios - Other
	Secondhand cars	1	390,687	Loss estimates based on internal data, stressed to a downturn situation	8	Retail portfolios - Other
	Consumer	1	153,213	Loss estimates based on internal data, stressed to a downturn situation	8	Retail portfolios - Other
	Credit cards	1	691,412	Loss estimates based on internal data, stressed to a downturn situation	7	Retail portfolios - Revolving
	Non- standardised corporates	1	250,272	Loss estimates based on internal data, stressed to a downturn situation	8	Corporates
EAD	Credit cards	1	691,412	CCF estimates in a downturn period applied to on- and off-balance sheet totals	7	Retail portfolios - Revolving	EAD must be at least equal to the current utilisation of the balance at account level
	Non- standardised corporates	1	250,272	CCF estimates in a downturn period applied to on- and off-balance sheet totals	8	Corporates	EAD must be at least equal to the current utilisation of the balance at account level

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PILLAR III DISCLOSURES CREDIT AND DILUTION RISK

Santander Consumer Germany portfolios

Component	Portfolio	No. of significant models	Portfolio RWA	Description of model and methodology	No. of years of loss data	Basel category	Regulatory floors applied
PD	Cars	4	4,044,146	Statistical model which produces a PD that is scaled to a cycle average	6-10	Retail portfolios - Other	PD > 0.03%
	Direct	6	4,392,969	Statistical model which produces a PD that is scaled to a cycle average	6-10	Retail portfolios - Other	PD > 0.03%
	Consumer	2	1,589,787	Statistical model which produces a PD that is scaled to a cycle average	6-10	Retail portfolios - Other	PD > 0.03%
	Non- standardised corporates	1	1,093,757	Statistical model + rating with expert judgement	6-10	Corporates	PD > 0.03%
LGD	Cars	4	4,044,146	Loss estimates based on internal data, stressed to a downturn situation	3-5	Retail portfolios - Other
	Direct	3	4,392,969	Loss estimates based on internal data, stressed to a downturn situation	3-5	Retail portfolios - Other
	Consumer	2	1,589,787	Loss estimates based on internal data, stressed to a downturn situation	3-5	Retail portfolios - Other
	Non- standardised corporates	3	1,093,757	Loss estimates based on internal data, stressed to a downturn situation	3-5	Corporates
EAD	Non- standardised corporates	1	1,093,757	CCF estimates in a downturn period	6-10	Corporates

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7.5. Uses of the internal parameter estimates

An important use of the credit risk parameters, PD, LGD and EAD, is in determining minimum capital requirements within the framework of Bank of the CRR.

The CRR states that said parameters and their associated metrics, including expected and unexpected loss, are to be used not only for regulatory purposes but also for internal credit risk management.

In the Santander Group, the internal credit risk parameter estimates are used in a variety of management tools, including pre-classifications, economic capital allocation, Rorac (return on risk-adjusted capital) calculation, stress testing, and scenario analyses, the results of which are reported to senior management through various internal committees.

The pre-classification tool is used to assign limits to customers based on their risk characteristics. Limits are set not only in terms of exposure but also in terms of economic capital, which is calculated using the credit risk parameters. Under the pre-classification policy every approved transaction “uses” a certain amount of the assigned maximum exposure, depending on the transaction’s risk characteristics such as term and collateral. This system ensures that the credit approval policy remains flexible yet rigorous in terms of risk control.

Through the calculation and allocation of economic capital, all the different types of risks arising from the lending business are integrated in a single measurement, combining credit risk measurement with the measurement of other risks, including market, operational, business and on-balance-sheet interest rate risk. The economic capital allocation at the business unit level provides a view of the distribution of risk by business activity and geographical area, taking the benefits of diversification into account. By relating economic capital to financial results, it is possible to calculate the risk-adjusted return (Rorac), which can be compared with the cost of capital to get an idea of how each unit contributes to the Group’s value creation. The credit risk parameters are needed for these calculations, and although the parameter values used for economic capital purposes do not coincide exactly with those used for regulatory purposes, the estimation and allocation methodology is comparable and the same databases are used in both cases.

The use of economic capital figures in determining management compensation and setting capital and Rorac-related targets for the business units further reinforces the integration of economic capital in management.

A relationship can be established between the credit risk parameters and variables reflecting the economic situation, such as unemployment, GDP growth, interest rates, and so on. This relationship can then be used to estimate credit risk in different macroeconomic scenarios, especially in stress situations.

7.6. Recognition of credit risk mitigation

In the regulatory capital calculation, credit risk mitigation techniques affect the value of the risk parameters and so affect capital. For risk mitigation purposes a distinction is made between personal guarantees and collateral.

Personal guarantees (off-balance-sheet guarantees and credit derivatives) affect the PD value through substitution, in that the borrower’s PD is replaced by the PD of the guarantor or credit derivative counterparty. In certain cases, credit derivatives also affect the parameters through the double default treatment.

Collateral, under the IRB method, affects the value of LGD. The mitigation consists of associating a specific LGD with the collater-alised transaction, depending on its collateral, while taking other factors such as product type, transaction balance, etc. into account. In the case of mortgage collateral, the LGD of the transaction will depend on the loan-to-value (LTV) ratio, as well as the age of the loan. In the case of eligible financial collateral, the portion of the exposure that is covered by the value of the collateral after applying a regulatory haircut is assigned an LGD of zero.

7.7. Internal rating system control

As well as being a regulatory requirement, the internal risk model validation function provides fundamental support to the board risk committee and local and corporate risk committees in the exercise of their responsibilities for the authorisation and regular review of the use of the models (in management and for regulatory purposes).

A specialised, sufficiently independent internal validation unit issues an expert opinion on the fitness of the internal models for their management or regulatory purposes (regulatory capital calculation, provisioning, etc), stating conclusions on their robustness, usefulness and effectiveness.

At Santander this function covers every model used in the risk function, including credit, market, structural and operational risk models, as well as the economic capital model and the regulatory capital model. The scope of validation includes not only the more theoretical or methodological aspects, but also IT systems and the data quality they allow, which determines their effectiveness, and all relevant aspects of management in general (controls, reporting, uses, senior management involvement, etc.).

The validation function is global and corporate, so as to ensure homogeneous application, acting through five regional centres in Madrid, London, São Paulo, New York and Wroclaw. These centres are functionally and administratively controlled by the corporate centre, so as to ensure uniformity in the performance of their activities. This arrangement facilitates the application of a corporate methodology, which is supported by a set of tools developed internally by the Santander Group. These tools provide a robust corporate framework for application of the methodology in all the Group’s units, automating certain checks to ensure that reviews are conducted efficiently.

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PILLAR III DISCLOSURES CREDIT AND DILUTION RISK

The Santander Group has nearly 200 scoring models and around 170 parameter estimation models. The following table summarises the scores assigned to the credit risk models as a result of Internal Validation’s review of credit risk parameters and rating models during 2014.

The quality of the model is summed up in a final rating, which indicates the model’s risk on the following scale:

1)	Low: The model’s performance and use are appropriate. The quality of the data used in developing the model is good. The methodology used complies with the set standards and best practices. The documentation, processes and rules in relation to the model are clear and complete. Any deficiency is immaterial and does not affect the model’s performance.

2)	Moderate-Low: The model’s performance and use are appropriate. The assumptions used in developing the model are reasonable. There are aspects that need to be improved but they are not crucial or material. There are not thought to be any problems in the implementation and use of the model. The benefits of any changes to the model must be considered in relation to the costs of the changes.

3)	Moderate: The model’s performance and use are appropriate. The assumptions used in developing the model are reasonable. There are aspects of the model that need to be improved. Any deficiencies should be made good in the medium term or based on a cost-benefit analysis.
4)	Moderate-High: There are deficiencies in the model’s performance or use. The model’s assumptions, the quality of the data in the development sample or the model’s predictions are questionable. It is highly advisable that certain shortcomings be remedied or plans be made to remedy them in the short term, before the model is implemented or used. Other alternatives in the development to mitigate model risk should be considered.

5)	High: The model’s performance is inadequate, the model is not being used for the purpose for which it was developed or the model’s assumptions are incorrect. Some aspects must be corrected immediately. It is unadvisable to implement or use the model as presented.

7.8. Impairment losses: influencing factors and comparative analysis

In addition to the advanced approaches described above (details of which are given in the section on economic capital), other standard metrics are used to facilitate prudent and effective credit risk management based on historical loss experience.

The cost of credit risk in the Santander Group is measured using three different approaches: net flows into default (closing doubtful assets – opening doubtful assets + write-offs – recovered write-offs); net loan loss provisions (net specific provisions – recovered write-offs); and net write-offs (write-offs – recovered write-offs).

The three approaches measure the same thing and so converge in the long run, although they represent successive moments in the measurement of the cost of credit: flows into default (NFD), coverage of doubtful assets (net LLPs) and transfer to write-off status (net write-offs). In the longer term, there will be times in the economic cycle when the three approaches give different results, most notably at the turn of the cycle. This is because of differences in the timing of the loss calculations, mainly due to accounting rules (mortgage loans, for example, have a longer coverage schedule and the transfer to write-off status is “slower” than for consumer loans). The analysis may be further complicated by changes in coverage and write-off policy, portfolio composition, doubtful loans of acquired entities, changes in accounting rules, portfolio sales, etc.

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PILLAR III DISCLOSURES CREDIT AND DILUTION RISK

The main figures relating to the credit risk arising from business with customers are shown below:

Table 53. Grupo Santander -risk, NPLs, coverage, provisions and cost of credit

Data at 31 December

	Credit risk with customers[2]			Non-performing loans			NPL ratio
	(million euros)			(million euros)			(%)
	2014	2013	2012	2014	2013	2012	2014	2013	2012
Continental Europe	308,205	312,167	332,261	27,514	28,496	20,904	8.93	9.13	6.29
Spain	182,974	189,783	210,536	13,512	14,223	8,093	7.38	7.49	3.84
Santander Consumer Finance[1]	63,654	58,628	59,387	3,067	2,351	2,315	4.82	4.01	3.90
Portugal	25,588	26,810	28,188	2,275	2,177	1,849	8.89	8.12	6.56
Poland	18,920	18,101	10,601	1,405	1,419	500	7.42	7.84	4.72
United Kingdom	256,337	235,627	254,066	4,590	4,663	5,202	1.79	1.98	2.05
Latin America	167,065	146,956	155,846	7,767	7,342	8,369	4.65	5.00	5.37
Brazil	90,572	79,216	89,142	4,572	4,469	6,113	5.05	5.64	6.86
Mexico	27,893	24,024	22,038	1,071	878	428	3.84	3.66	1.94
Chile	33,514	31,645	32,697	1,999	1,872	1,691	5.97	5.91	5.17
Argentina	5,703	5,283	5,378	92	75	92	1.61	1.42	1.71
United States	72,477	44,372	49,245	1,838	1,151	1,351	2.54	2.60	2.74
Puerto Rico	3,871	4,023	4,567	288	253	326	7.45	6.29	7.14
Santander Bank	45,825	40,349	44,678	647	898	1,025	1.41	2.23	2.29
SC USA	22,782	—	—	903	—	—	3.97	—	—

Total Group	804,084	738,558	793,448	41,709	41,652	36,061	5.19	5.64	4.54

	Coverage ratio			Spec. provs. net of recovered			Credit cost
	(%)			write-offs[3] (million euros)			(% of risk)[4]
	2014	2013	2012	2014	2013	2012	2014	2013	2012
Continental Europe	57.2	57.3	73.0	2,880	3,603	4,104	1.02	1.23	3.16
Spain	45.5	44.0	50.0	1,745	2,411	2,473	1.06	1.38	1.34
Santander Consumer Finance[1]	100.1	105.3	109.5	544	565	753	0.90	0.96	1.27
Portugal	51.8	50.0	53.1	124	192	393	0.50	0.73	1.40
Poland	60.3	61.8	68.0	186	167	112	1.04	1.01	1.00
United Kingdom	41.9	41.6	44.1	332	580	806	0.14	0.24	0.30
Latin America	84.7	85.4	87.5	5,119	6,435	7,300	3.56	4.43	4.93
Brazil	95.4	95.1	90.2	3,682	4,894	6,124	4.84	6.34	7.38
Mexico	86.1	97.5	157.3	756	801	466	2.98	3.47	2.23
Chile	52.4	51.1	57.7	521	597	573	1.75	1.92	1.90
Argentina	143.3	140.4	143.3	121	119	108	2.54	2.12	2.05
United States	192.8	86.6	95.3	2,233	43	345	3.45	0.00	0.72
Puerto Rico	55.6	61.6	62.0	55	48	81	1.43	1.13	1.80
Santander Bank	109.4	93.6	105.9	26	(5)	265	0.06	(0.01)	0.61
SC USA	296.2	—	—	2,152	—	—	10.76	—	—

Total Group	67.2	61.7	72.4	10,562	10,863	12,640	1.43	1.53	2.38

1.	SCF includes GE Nordics in the 2014 figures.
2.	Includes gross loans to customers, guarantees and documentary credits.
3.	Bad debts recovered (EUR 1,336 million).
4.	Cost of credit= loan-loss provisions 12 months/average lending.

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PILLAR III DISCLOSURES CREDIT AND DILUTION RISK

In 2014 customer credit risk rose 9%. The increase is across the board, except in Spain (although taking only customer loans into account there is a slight increase), Portugal and Puerto Rico. These levels of investment, together with non-performing loans (NPLs) of EUR 41,709 million (-1.4% compared to 2013), bring the Group’s NPL ratio down to 5.19% (-45 bp compared to 2013).

To cover its NPLs the Group has recorded loan loss allowances totalling EUR 10,562 million (-3% compared to 2013), after deducting recovered write-offs. This decline translates into a fall in the cost of credit to 1.43%, 10 bp less than the previous year.

Total loan loss allowances are EUR 28,046 million, bringing the Group’s loan loss coverage ratio to 67%. It should be pointed out that the ratio is driven down by the weight of the mortgage portfolios (especially in the United Kingdom and Spain), which, being collateralised, require fewer provisions on the balance sheet.

7.9. Backtesting of IRB parameters

Comparison of estimated PDs with actual defaults

The purpose of PD backtesting is to assess the predictive capacity of regulatory PD estimates by comparing them with observed default frequencies (ODFs).

The portfolios selected for the comparison are the most important portfolios of Commercial Banking Spain: non-standardised corporates, mortgages, consumer credit, cards and one-person businesses. The backtest of the Santander UK and Santander Totta mortgage portfolio is also analysed. For the non-standardised corporates segment, the portfolios of Santander Totta and Mexico are also included

In each portfolio, the regulatory PDs are divided into bands, and the average assigned PD in each band is compared with the observed default frequency. To observe defaults, a sample of transactions and customers that were not in default at a reference date is selected, and the rate of new defaults among this sample over the subsequent 12-month period is observed.

The regulatory PD is a through-the-cycle (TTC) PD, i.e., a long-term average that is not tied on any particular point in the cycle. The default frequency, in contrast, is observed at a particular point in time (2014). Given the different nature of these two measurements, the comparison cannot be used to test the predictive capacity of the regulatory PDs, but it can be useful to gauge the size of the through-the-cycle adjustment used in determining the TTC PDs.

To complete the analysis, the observed default frequency is also compared with the point-in-time (PIT) PD, which is influenced by the cyclical situation of the observation period. This comparison can be used to test the slope of the PD curve against the observed default frequency in each rating band.

Most of the following charts do not show the first PD bucket. This first bucket includes some very high values due to the fact that it includes transactions in special situations (cure, irregular, etc.). Including it would distort the scale of the charts.

The charts below summarise the information for the portfolios that were analysed:

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PILLAR III DISCLOSURES CREDIT AND DILUTION RISK

NON-STANDARDISED CORPORATES, TOTTA

PD PIT
FDO
PD TTC
30%
20%
10%
0%
1
2
3
4
5

NON-STANDARDISED CORPORATES, MEXICO

PD PIT
FDO
PD TTC
50%
40%
30%
20%
10%
0%
1
2
3
4

RETAIL MORTGAGES, SAN SPAIN

PD PIT
FDO
PD TTC
2,5%
2,0%
1,5%
1,0%
0,5%
0,0%
2
3
4
5
6
7
8

RETAIL MORTGAGES, SAN UK

PD PIT
FDO
PD TTC
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
2
3
4
5
6
7

RETAIL MORTGAGES, TOTTA

PD PIT
FDO
PD TTC
3%
2%
1%
0%
2
3
4
5
6

CONSUMER, SAN SPAIN

PD PIT
FDO
PD TTC
10%
8%
6%
4%
2%
0%
2
3
4
5
6
7
8
9
10

CREDIT CARDS, SAN SPAIN

PD PIT
FDO
PD TTC
6%
5%
4%
3%
2%
1%
0%
2
3
4
5
6
7
8

ONE PERSON BUSINESS, SAN SPAIN

PD PIT
FDO
PD TTC
12%
10%
8%
6%
4%
2%
0%
2
3
4
5
6

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PILLAR III DISCLOSURES CREDIT AND DILUTION RISK

The main conclusions from the above analysis are as follows:

•	In the case of Non-Standardised Corporates Spain, both the PIT PDs and the ODFs are higher than the TTC PDs, reflecting the cyclical situation of the Spanish economy. The slope of the PIT PD curve closely matches the ODFs by rating grade. Corporates Santander Totta show a similar behaviour, with a certain upward deviation in the PDs assigned to the higher rating buckets. In the case of Santander México, the ODFs exceed the PD estimates in the lower rating bands, which account for less than 10% of customers. In the two highest rating bands, accounting for more than 90% of the population, the regulatory PDs are higher than the ODFs.

•	Mortgages United Kingdom show regulatory PD levels well above the default frequencies observed in 2014. The recent situation of the UK market is more favourable than the average of the last cycle. In Spain, despite a clear moderation in the default rate, the opposite occurred and the TTC PDs are lower than the PIT values. The situation here is even worse than the average of the last cycle.

•	The portfolio of consumer loans in Spain shows the same pattern, i.e., TTC PDs below ODFs, although the difference is smaller and the relationship changes in the case of cards and loans to one-person businesses. These portfolios are less sensitive to the cycle, as their shorter term allows the Bank to react more swiftly to any deterioration in economic activity that might entail an increase in defaults.

To supplement the above analyses, 95% confidence intervals were constructed on the PIT PDs, and the upper and lower limits of the predictions were compared with observed defaults. The intervals are narrower the greater the number of transactions considered, as this entails greater precision in the estimates. The most notable case is mortgages United Kingdom. In contrast, portfolios such as corporates Mexico show wider intervals.

The ODFs of corporates Spain lie very appropriately between the upper and lower limits of the interval. The same behaviour is observed clearly in loans to one-person businesses in Spain, although the intervals are wider, indicating that the estimates, though unbiased, cannot be very precise given the relatively small number of observations.

In corporates Mexico the ODFs are higher than the upper limit of the confidence interval of the PIT PDs in the lowest rating bands. However, their behaviour in the third and fourth rating bands is very appropriate and, as already mentioned, these two bands account for more than 90% of the customers.

In the case of mortgages, both in Spain, the UK and Totta, the observed defaults are close to or even above the upper limit, especially in Totta. However, this has no regulatory impact, as the PDs TTCs exceed the ODFs.

The ODFs for cards and consumer loans in Spain are generally aligned with the PIT PD intervals, indicating that the estimates have a good level of accuracy.

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PILLAR III DISCLOSURES CREDIT AND DILUTION RISK

NON-STANDARDISED CORPORATES, TOTTA

30%
20%
10%
0%
1
2
3
4
5
FDO
Lim Sup
Lim Inf

NON-STANDARDISED CORPORATES, MEXICO

50%
40%
30%
20%
10%
0%
1
2
3
4
FDO
Lim Sup
Lim Inf

RETAIL MORTGAGES, SAN SPAIN

2,5%
2,0%
1,5%
1,0%
0,5%
0%
2
3
4
5
6
7
8
FDO
Lim Sup
Lim Inf

RETAIL MORTGAGES, SAN UK

25,0%
20,0%
15,0%
10,0%
5,0%
0,0%
2
3
4
5
6
7
FDO
Lim Sup
Lim Inf

RETAIL MORTGAGES, TOTTA

3%
2%
1%
0%
2
3
4
5
6
FDO
Lim Sup
Lim Inf

CONSUMER, SAN SPAIN

10%
8%
6%
4%
2%
0%
2
3
4
5
6
7
8
9
10
FDO
Lim Sup
Lim Inf

CREDIT CARDS, SAN SPAIN

5%
4%
3%
2%
1%
0%
2
3
4
5
6
7
8
FDO
Lim Sup
Lim Inf

ONE PERSON BUSINESS, SAN SPAIN

12%
10%
8%
6%
4%
2%
0%
2
3
4
5
6
FDO
Lim Sup
Lim Inf

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PILLAR III DISCLOSURES CREDIT AND DILUTION RISK

Comparison of CCF estimates with actual defaults

To test the credit conversion factors (CCF), the balance at which transactions defaulted in a 12-month period following the reference date was compared with the regulatory EAD.

The ratio of estimated EAD to actual EAD, known as the “coverage ratio”, gives an idea of the accuracy of the EAD estimate.

The tables and charts below illustrate the comparison between assigned and actual EAD for the main portfolios of Santander (parent company) with undrawn committed facilities: cards, personal loans and business loans. The data are broken down by the percent utilisation of the facility, as this is the main driver used in estimating CCF and, therefore, in assigning EAD.

The coverage ratios are generally very accurate and only slightly above 100%, indicating that the EAD estimates tend to be slightly conservative. The highest coverage ratios are observed in the portfolios of loans to individuals and SMEs, but these ratios are concentrated in the bands with the lowest level of utilisation, which are the ones that have the least exposure.

The average coverage ratio, weighting coverage by portfolio size (in terms of drawn amount, undrawn committed amount or limit), is 101.4%. The table below illustrates the much greater size of the non-standardised corporates segment in terms of balance or limit. While cards are important in terms of undrawn committed amount, a high percentage of them do not have a drawn balance.

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Table 54. Coverage ratio by product

	Balance	Drawable	Limit	% Coverage
Retail loans	6.8%	2.6%	4.8%	103.6%
Credit cards	11.3%	54.5%	31.8%	101.3%
Standardised corp. loans	6.2%	4.3%	5.3%	105.6%
Non standardised loans	75.7%	38.6%	58.1%	100.9%
Average coverage ratio	101.4%	101.4%	101.4%

Coverage ratio by product type

To compare regulatory expected loss with actual losses, the figure for net flows into default (NFD)1 in the years 2008 to 2014 is compared with the expected loss calculated by applying the regulatory parameters.

LGD, too, is tested using NFD as a proxy for expected loss. Dividing observed NFD by regulatory PD gives an implied or observed LGD, which is then compared with the average regulatory LGD of each portfolio.

It should be noted that the 2013 data has elements that make it difficult to compare with data from previous years. The Banesto integration and Bank of Spain rules on the classification of certain restructured loans as defaults are the two most notable factors in this respect.

The following charts and tables refer to the most important portfolios of Santander Spain: personal mortgages and non-standardised corporates.

Table 55. Backtest of LGD and EL. Retail mortgages

	NFD (%)	Regulatory expected loss	Regulatory PD	Implied LGD	Regulatory LGD
2008	1.6%	1.2%	5.6%	28.1%	14.5%
2009	0.8%	1.3%	6.3%	13.2%	14.3%
2010	0.3%	1.2%	5.9%	5.0%	13.9%
2011	0.8%	1.3%	6.9%	11.4%	11.4%
2012	0.9%	1.4%	6.8%	12.8%	11.1%
2013	3.9%	1.8%	7.7%	50.0%	14.2%
2014	-0.1%	2.6%	9.4%	—	14.5%

	1.2%	1.5%	7.0%	20.1%	13.4%

1.-	NFD is defined as net new defaults during the year, plus write-offs and less income from recovery of write-offs for the same year. NFD divided by the balance at risk is considered a measure of the portfolio’s “risk premium” and a proxy for the expected loss, though subject to higher volatility and cyclicality.

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The above table shows a large increase in NFD in 2013 due to the facts mentioned earlier: integration of Banesto and Bank of Spain rules on the classification of certain restructured loans as defaults. This isolated increase has its counterpart in 2014, where flows out of default exceed flows into default, giving rise to negative NFD. NFD are slowing due to a gradual recovery in the economy and, above all, the prudent policies pursued by the Bank. The increase in exits from default is partly explained by the high starting levels of NPLs at the beginning of 2014, due to the phenomena already mentioned.

To neutralise these effects and give a longer-term view of NFD for comparison with the expected loss, we have taken the average of the values for 2013 and 2014. The results can be seen in the following table and charts:

Table 56. Backtest of LGD and EL. Retail mortgages (corrected for effect of Bank of Spain note)

	NFD (%)	Regulatory expected loss	Regulatory PD	Implied LGD	Regulatory LGD
2008	1.6%	1.2%	5.6%	28.1%	14.5%
2009	0.8%	1.3%	6.3%	13.2%	14.3%
2010	0.3%	1.2%	5.9%	5.0%	13.9%
2011	0.8%	1.3%	6.9%	11.4%	11.4%
2012	0.9%	1.4%	6.8%	12.8%	11.1%
2013	1.9%	1.8%	7.7%	24.6%	14.2%
2014	1.9%	2.6%	9.4%	20.2%	14.5%

	1.2%	1.5%	7.0%	16.5%	13.4%

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The resulting average level of expected loss is not very far removed from NFD, this latter being slightly higher. The implied LGD obtained by dividing NFD by regulatory PD is on average slightly higher than the regulatory LGD.

Table 57. Backtest of LGD and EL.

Non-standardised corporates

	NFD (%)	Regulatory expected loss	Regulatory PD	Implied LGD	Regulatory LGD
2008	2.4%	2.0%	6.3%	37.1%	32.6%
2009	3.0%	3.6%	12.1%	24.6%	29.7%
2010	3.7%	4.3%	15.7%	23.6%	29.6%
2011	7.3%	6.2%	22.5%	32.4%	29.7%
2012	4.2%	7.5%	25.8%	16.4%	31.1%
2013	6.2%	9.6%	28.6%	21.6%	34.8%
2014	1.9%	11.2%	29.4%	6.3%	40.2%

	4.1%	6.4%	20.1%	23.1%	32.5%

In non-standardised corporates, it is also necessary to make corrections to the gross figures. Without the correction, there is a marked decline in NFD in 2012, following a sharp increase in 2011. This behaviour is due to the sharp increase in NFD in 2011, as a result of an increase in transfers to default status due to the application of stricter criteria following Bank of Spain recommendations. If we correct this effect by averaging NFD over 2011 and 2012, we obtain the following results:

Table 58. Backtest of LGD and EL. Non-standardised

corporates (corrected for 2011 effect)

	NFD (%)	Regulatory expected loss	Regulatory PD	Implied LGD	Regulatory LGD
2008	2.4%	2.0%	6.3%	37.1%	32.6%
2009	3.0%	3.6%	12.1%	24.6%	29.7%
2010	3.7%	4.3%	15.7%	23.6%	29.6%
2011	5.6%	6.2%	22.5%	24.7%	29.7%
2012	6.2%	7.5%	25.8%	23.9%	31.1%
2013	6.2%	9.6%	28.6%	21.6%	34.8%
2014	1.9%	11.2%	29.4%	6.3%	40.2%

	4.1%	6.4%	20.1%	23.1%	32.5%

The correction stabilizes the values of NFD for 2011, 2012 and 2013 at historically high levels. In 2014, however, NFD declines sharply, partly due to the decrease in lending in this segment. Whatever the case, the decline in NFD leads to a very significant fall in the implied LGD, which deviates markedly from the regulatory LGD. Next year’s results will show whether this improvement signals a trend, as the Spanish economy emerges from the downturn of recent years.

7.10. Counterparty risk

Chapter 6 of CRR describes counterparty credit risk as the risk that a counterparty will default prior to final settlement of the cash flows of one of the following types of transaction: derivative instruments, repurchase agreements, securities or commodities lending, long settlement transactions and margin lending transactions.

Counterparty risk in the Santander Group is controlled using an integrated system that provides real-time information on exposures to any counterparty, product or maturity and in any Group unit as a percentage of the agreed limits.

Counterparty risk is measured using a mark-to-market methodology (replacement cost in the case of derivatives and drawn amount in the case of committed facilities), plus an add-on for potential future exposure.

The capital at risk or unexpected loss, i.e. the loss which, once the expected loss is subtracted, constitutes the economic capital, net of guarantees and recoveries, is also calculated.

The exposures are recalculated at market close, adjusting all transactions to their new time horizon. The potential future exposure is adjusted and mitigation measures (netting, collateral, etc.) are applied, so that the exposures can be checked on a daily basis against the limits approved by senior management.

Risk control is performed using an integrated system that provides real-time information about the unused exposure limit with respect to any counterparty, product or maturity at any Group unit.

As regards collateral management, derivative transactions subject to collateral agreements are marked to market daily and the parameters agreed in the collateral agreement are applied, giving an amount of collateral to be called from, or returned to, the counterparty.

Margin calls are issued by one of the counterparties, usually daily, as stipulated in the collateral agreement. The counterparty that receives the margin call checks the valuation, at which point discrepancies may arise.

A monitoring committee (Discrepancies Committee) meets weekly to analyse transactions in which significant discrepancies have been detected. This committee will include representatives from Collateral Management, Market Risks and the Wholesale Risks control teams.

Currently, most collateral is posted and received in cash. However, the current market trend shows that the use of non-cash collateral is increasing. The Santander Group is taking this trend into account in its active collateral management. The 92.9% of the collateral received is cash, so impairment losses on collateral in the Group are not signficant.

Furthermore, any correlation there may be between the increase in exposure to a customer and the customer’s solvency is controlled by ensuring that the related derivative transactions are for hedging and not speculative purposes.

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In derivatives, where most collateral is in cash, there is practically no risk of adverse effects arising from correlations between the collateral and the collateral provider. Any adverse effects arising from correlations in non-cash collateral are immaterial.

The impact of a downgrade of the Group’s credit rating and the resulting increase in margin requirements is not expected to be significant. This is because the Group’s credit rating affects only a small percentage of its current collateral agreements.

The information in the tables below relates exclusively to exposures subject to counterparty risk. All of the exposure is marked to market.

Table 59. Total exposure to counterparty risk

Thousands of Euros

	31 Dec 2014	31 Dec 2013
Total	41.127.883	34.623.519

Of which: derivatives	33.155.497	29.640.077

Of the total counterparty risk, EUR 5,729 million are in respect of central counterparty exposure.

The following table contains information on the gross positive fair value of the derivative contracts, the potential future exposure, the effect of netting and collateral agreements, and the final exposure value.

Table 60. Exposure in derivatives

Thousands of Euros

Effect of netting	Amount
and collateral	31 Dec 2014	31 Dec 2013
Gross positive fair value of contracts (public balance sheet scope)	84,204,281	67,200,011
Gross positive fair value of contracts (non-public balance sheet scope)	84,833,329	68,316,534
Netting benefits	63,258,211	53,355,080
Net positive fair value after netting benefits	21,575,118	14,961,454
Collateral held	10,745,266	9,999,709
Net positive fair value after netting and collateral benefits	10,829,852	4,961,745
Regulatory net add-on	22,325,645	24,678,332
Derivatives credit exposure	33,155,497	29,640,077

The net positions of the ten largest counterparties account for 23% of the Group’s total derivatives exposure.

A breakdown of the derivative exposure by product type, category, counterparty geography and counterparty credit rating is shown below.

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In 2014 derivative transactions were concentrated in counterparties with high credit quality, so that 74% of the exposure was to counterparties rated A or above.

The distribution by type of counterparty was 63% banks and 32% corporates.

As regards the geographic distribution, 37% of the exposure was to UK counterparties (mainly Santander UK’s operations) and, among the other country groupings, most notably 15% to Spain, 20% to the rest of Europe, 5% to the US and 14% to Latin America.

Credit derivatives activity

The Santander Group uses credit derivatives to hedge lending transactions, as an agent for customers trading in financial markets, and in its own trading operations. The Group’s credit derivatives activity is small compared to that of its peers and is conducted within a sound environment of internal controls and operational risk minimisation.

Credit derivatives risk is controlled through a broad set of limits, including value at risk (VaR), nominal value per rating grade, credit spread sensitivity per rating grade and name, recovery rate sensitivity and correlation sensitivity. Jump-to-default risk limits are set by individual name, geographical area, sector and liquidity.

The following table shows the notional amount of the perfectly hedged credit derivatives that are used for risk mitigation in the capital calculation and the exposure of the hedged transactions, broken down by exposure category.

Table 61. Credit derivatives used for hedging purposes

Thousands of Euros

	31 Dec 2014
	EAD of hedged transactions	Notional amount of credit derivative hedges
Institutions	155,011	155,011
Corporates	841,917	841,917
Securitisation positions or exposures	1,093,745	1,346,416

TOTAL	2,090,673	2,343,344

The following table show the notional amounts of credit derivatives used for hedging, divided between bought and sold protection and by accounting classification.

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Table 62. Counterparty credit risk. Credit derivative classification. Bought protection

Thousands of Euros

	31 Dec 2014		31 Dec 2013
Portfolio type	CDS	TRS	CDS	TRS
Banking book	552,812	795,994	702,419	814,767
Trading book	35,092,836		41,067,271

TOTAL	35,645,648	795,994	41,769,690	814,767

Table 63. Counterparty credit risk. Credit derivative classification. Sold protection

Thousands of Euros

	31 Dec 2014	31 Dec 2013
Portfolio type	CDS	CDS
Banking book	54,118	57,626
Trading book	31,501,816	38,587,575

TOTAL	31,555,934	38,645,200

7.11. Credit risk mitigation techniques

The Santander Group applies various forms of credit risk mitigation based on client type and product type, among other factors. As we will later see, some are inherent in specific operations (e.g., real estate collateral) while others apply to a series of transactions (e.g., netting and collateral).

The various mitigation techniques can be grouped into the following categories:

7.11.1. Netting policies and processess

Netting involves offsetting gains and losses on multiple transactions of the same type under the umbrella of a master agreement such as ISDA or similar.

Market gains and losses on derivative transactions entered into with a given counterparty are offset against one another, so that if the counterparty defaults, the settlement figure is a single net amount, rather than a large number of positive and negative amounts relating to the individual transactions entered into with that counterparty.

An important feature of a master netting agreement is that it entails a single legal obligation, encompassing all the transactions covered by the agreement. This is what makes it possible to offset the risks of all the transactions covered by the agreement with a given counterparty.

7.11.2. Collateral management and valuation policies and processes

Collateral is property pledged by a customer or third party to secure the guaranteed obligation. Collateral assets may be:

•	Financial: cash, security deposits, gold, etc.

•	Non-financial: real estate (residential or commercial), movable property.

For risk approval purposes, the highest possible level of collateral is required. Only collateral that meets the minimum qualitative requirements specified in the Basel agreements is taken into account for regulatory capital calculation purposes.

A very important type of collateral is financial collateral. Financial collateral consists of instruments with economic value and high liquidity that are deposited or transferred by one party in favour of another in order to guarantee or reduce any counterparty credit risk arising from portfolios of risk-bearing transactions between the two.

There are many different types of collateral arrangement, but whatever form the collateral may take, the ultimate aim, as in netting, is to reduce counterparty risk.

Transactions backed by collateral are marked to market periodically (usually daily) and the parameters defined in the collateral agreement are applied to the net result, so as to obtain an amount of collateral (usually cash) to be called from, or returned to, the counterparty.

Real estate collateral is subject to periodic re-appraisal processes, based on actual market values for the different types of property, which meet all the requirements established by the regulator.

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In applying mitigation techniques, the Bank adheres to the minimum requirements for risk mitigation established in the credit risk management policy manual. Briefly, these minimum requirements are as follows:

•	Legal certainty. Collateral and guarantees must be legally enforceable and realisable.

•	There must be no substantial positive correlation between the counterparty and the value of the collateral.

•	All collateral and guarantees must be correctly documented.

•	The methodologies used for each mitigation technique must be documented.

•	The methodologies must be monitored and controlled at regular intervals.

7.11.3. Personal guarantees and credit derivatives

A personal guarantee is an agreement that makes one person liable for another person’s obligations to the Group. Examples include sureties, guarantees, stand-by letters of credit, etc. Only personal guarantees provided by persons who meet the minimum requirements established by the supervisor can be recognised for capital calculation purposes.

Credit derivatives are financial instruments that are used mainly to hedge credit risk. By buying protection from a third party the Bank transfers the risk of the issuer of the underlying instrument. Credit derivatives are over-the-counter (OTC) instruments, which is to say they are not traded on an exchange. Credit derivatives for hedging (mainly credit default swaps) are entered into with top-tier financial institutions.

In compliance with one of the transparency recommendations originally issued by the Basel Committee, the distribution of personal guarantees and credit derivatives for the corporates, banks, non-financial institutions and sovereigns segments by rating grade is shown below.

Table 64. Guarantees by external rating

Million Euros

	31 Dec 2014
Guarantee external rating	Exposures in default	Exposures not in default
AAA/AA	0	578
A	0	8,543
BBB	3	14,692
BB	12	3,672
B	88	867
Other	104	318
No rating	0	1,326

TOTAL	192	29,998

Banks

Million Euros

	31 Dec 2014
Guarantee external rating	Exposures in default	Exposures not in default
AAA/AA	0	889
A	0	2,371
BBB	0	470
BB	0	0
B	0	0
Other	0	0
No rating	0	0

TOTAL	0	3,730

Other financial institutions

Millions Euros

	31 Dec 2014
Guarantee external rating	Exposures in default	Exposures not in default
AAA/AA	0	1,408
A	0	938
BBB	0	89
BB	0	0
B	0	0
Other	0	0
No rating	0	25

TOTAL	0	2,460

Sovereign

Million Euros

	31 Dec 2014
Guarantee external rating	Exposures in default	Exposures not in default
AAA/AA	0	4,922
A	0	3,319
BBB	0	1,648
BB	0	556
B	0	37
No rating	0	0

TOTAL	0	10,482

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7.11.4. Hedged exposure by type of guarantee

The tables below show the original hedged exposure by collateral type and exposure category for cases where the collateral could be used to reduce capital requirements.

Table 65. Standardised approach. Credit risk mitigation techniques

Thousands of Euros

	31 Dec 2014		31 Dec 2013
Original hedged exposure by collateral type and risk category	Financial guarantees	Personal guarantees	Financial guarantees	Personal guarantees
Standardised approach
Central governments and central banks	6,976,676	—	3,927,260	—
Regional governments and local authorities	—	96,313	—	216,949
Institutions	1,193,172	913,065	6,368,771	370,015
Corporates	3,323,206	1,082,807	3,083,901	805,829
Retail exposures	1,897,255	1,317,959	1,751,867	1,324,815
Exposures secured by real estate property	—	47,843	—	49,743
Exposures to institutions and corporates with short-term credit ratings	78,031	—	424,142	—
Other exposures	—	1,284,839	10,465	872,201

TOTAL	13,468,340	4,742,826	15,566,406	3,639,552

Table 66. IRB Approach. Credit risk mitigation techniques

Thousands of Euros

	31 Dec 2014		31 Dec 2013
Original hedged exposure by collateral type and risk category	Financial guarantees	Personal guarantees	Financial guarantees	Personal guarantees
IRB approach
Central governments and central banks	—	1,110,899	—	1,162,703
Institutions	230,097	1,251,580	246,735	735,928
Corporates	979,004	15,870,449	2,648,785	13,492,136
Retail	—	—	—	479

TOTAL	1,209,101	18,232,928	2,895,520	15,391,246

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8. Credit risk - Securitisations

8.1. Securitisations

8.1.1. Basic theoretical considerations on securitisation

In the Santander Group, securitisation is given the treatment stipulated in chapter five of CRR. In assessing the characteristics of a transaction to determine whether it involves securitisation and must therefore be treated as per said chapter, both the legal form and the economic substance of the transaction are taken into consideration.

In accordance with the CRR, the following concepts will be interpreted having regard to the regulatory definitions given below:

Securitisation: a financial transaction or mechanism that takes the credit risk associated with an exposure or pool of exposures and divides it up into tranches with the following characteristics:

a)	Payments in the transaction or mechanism are dependent upon the performance of the securitised exposure or pool of exposures.

b)	The subordination of tranches determines the distribution of losses during the life of the transaction or mechanism.

Securitisation position: an exposure to a securitisation. For these purposes, the providers of credit risk protection with respect to positions of a specific securitisation are considered to hold positions in the securitisation.

Tranche: a contractually established segment of the credit risk associated with an exposure or pool of exposures such that each position in the segment entails a risk of credit loss greater or less than a position of the same amount in each other such segment, without taking into account credit protection provided by third parties directly to the holders of positions in the segment or in the other segments.

For these purposes, all securitisation positions either form a part of a tranche or constitute a tranche themselves. Accordingly, the following types of tranches can be defined:

•	First-loss tranche: this tranche is given a weighting of 1.250%.

•	Mezzanine tranche: this is the tranche, other than the first-loss tranche, that ranks below the most senior position in the securitisation and below any position in the securitisation assigned a credit rating of 1 in the case of securitisations under the standardised approach or a rating of 1 or 2 in the case of securitisations under the IRB approach.

•	Senior tranche: any tranche that is neither a first-loss nor a mezzanine tranche. Within the senior tranche, the super senior tranche is the top tranche in the priority of payments, without taking into account for these purposes any amounts owed under interest rate or currency derivatives, brokerage charges or similar payments.

Traditional securitisation: a securitisation involving the economic transfer of the securitised exposures to a securitisation special purpose vehicle (SPV), which issues securities. This can be accomplished by the transfer of ownership of the securitised exposures from the originator or through sub-participation, which, for these purposes, includes the subscription of mortgage participation certificates, mortgage transfer certificates and similar securities by the SPVs. The securities issued by the SPV do not represent payment obligations of the originator.

Synthetic securitisation: a securitisation where the transfer of risk is achieved by using credit derivatives or guarantees and the securitised exposures continue to be exposures of the originator.

Resecuritisation: a securitisation in which the risk associated with a pool of underlying exposures is divided into tranches and at least one of the underlying exposures is a position in a securitisation.

Asset-backed commercial paper (ABCP) programme: a programme of securitisations in which the securities issued predominantly take the form of commercial paper maturing within one year or less.

Investor: any entity or party other than the originator or sponsor who maintains a securitisation position.

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Originator: an entity which

a)	directly or through related entities it controls participated directly or indirectly in the initial agreement that created the obligations or potential obligations of the debtor or potential debtor and gave rise to the securitisation of the exposure; or

b)	which acquires the exposures from a third party, includes them on its balance sheet and then securitises them.

Sponsor: entity other than the originator that establishes and manages a programme of securitisation notes, or other system of securitisation, whereby exposures are acquired from third parties and to which liquidity or credit facilities or other credit enhancements are generally granted.

8.1.2 Securitisation accounting policies

The rule for derecognising securitised assets is the same as the standard that generally applies for derecognising assets. The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties:

1.	Where substantially all the risks and rewards are transferred to third parties, e.g. in asset securitisations in which the transferor neither retains subordinated debt nor grants any credit enhancement to the new holders, the transferred financial assets are derecognised and any rights or obligations retained or created in the transfer are recognised simultaneously.

2.	Where substantially all the risks and rewards associated with the transferred financial asset are retained (as in securitisations in which subordinated debt or some other type of credit enhancements are retained that absorb substantially all of the expected losses for the transferred asset or the probable variation of its net cash flows), the transferred financial asset is not derecognised and continues to be measured by the same criteria as before the transfer. Conversely, the following are recognised:

a.	An associated financial liability in an amount equal to the consideration received, thereafter measured at amortised cost, unless the requirements for classification as other liabilities at fair value through profit or loss are met.

b.	The income from the financial asset that has been transferred but not derecognised and any expense incurred on the new financial liability, without netting.

3.	Where substantially all the risks and rewards associated with the transferred financial asset are neither transferred nor retained, e.g. in securitisations in which the transferor takes on subordinated debt or some other type of credit enhancement for a portion of the transferred asset and thus significantly but not substantially reduces its exposure to the variation in the present value of future net cash flows, the following distinction is made:
a.	Where the transferor does not retain control, the transferred financial asset is derecognised and any right or obligation retained or created in the transfer is recognised.

b.	Where the transferor retains control of the transferred financial asset, it continues to recognise the transferred financial asset on its balance sheet for an amount equal to its exposure to possible changes in value and recognises a financial liability associated with the transferred financial asset. The net amount of the transferred asset and associated liability is the amortised cost of the rights and obligations retained, if the transferred asset is measured at amortised cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only removed from the balance sheet when the rights on the cash flows they generate are cancelled or when substantially all the inherent risks and rewards have been transferred to third parties.

There is no specific accounting treatment for synthetic securitisations.

8.1.3 Management of the Group’s securitisation activity

8.1.3.1 The Group’s securitisation objectives and management

Through its securitisation activity the Group aims to:

•	Manage and diversify its credit risk: securitisation transactions and the subsequent sale of the securitisation bonds in the market serve to reduce the credit risk concentrations that can arise naturally from the Group’s commercial activity. The effective transfer of risks that is achieved through these transactions enables the Group to optimise its credit risk exposure and contributes to value creation.

•	Obtain liquidity: securitisation enables the Group to mobilise its balance sheet by transforming illiquid assets into liquid assets and obtain wholesale funding by selling or collateralising those transformed assets. Also, the retained securitisation positions can be used as collateral for discounting at the ECB.

•	Diversify funding sources: the liquidity obtained from securitisation allows the Group to diversify its funding sources in terms of duration and product.

Each year, based on the liquidity plan and taking into account certain prudential limits on raising short-term market funding, the Group establishes an issue and securitisation plan for the year, a task accomplished by financial management.

8.1.3.2 Role of the Group in the securitisation activity

The Group’s role in the securitisation process is mainly that of originator of the underlying assets that have been securitised.

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Nevertheless, in addition to originating the underlying payments, the Group also plays a role in servicing the loans and granting subordinated loans and acts as interest rate swap counterparty of the SPV that acquires the loans.

Additionally, the Group acts as an investor when it acquires positions in SPVs originated by non-Group entities. The Group is sponsor of a securitisation transaction whose underlying consists of subordinated loans funding the reserve funds of various multi-issuer mortgage covered bonds.

The Group also structures and places its own securitisations, as it does for third parties, leading and promoting new structures in different jurisdictions (such as Berica, Volta or Newday). This activity is situated in the context of a revival of securitisation as a tool for channelling credit to the real economy, with a special focus on SMEs.

The following chart depicts the geographical distribution of the Group’s securitisation activity at 31 December 2014.

Note: Includes the securitisation positions in the Santander Group’s banking and trading books. For origination, “Rest” includes Argentina (0.002%), Belgium (0.296%), Austria (0.425%) and Poland (0,163%).

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As the chart shows, origination accounts for more than 95% of the Group’s securitisation activity, while investment accounts for 4.17% and its sponsoring activity (the latter concentrated in Spain) 0.04%.

A full 84% of the Group’s issuing volume is in the United Kingdom, Spain and the United States.

On the investment end, 74% of acquisitions of investment positions are concentrated in Spain (40%), the United States (34%) and the United Kingdom (20%).

Turning our attention to how our investor positions break down by home country of the end debtor, we see that over 40% of the final risk is in the United States (because the positions in which investments are made from the US are positions in the US) and the rest are basically spread out over Europe, as depicted in the following chart:

8.1.3.3 Inherent risks of the Group’s securitisation activity

Securitisation offers advantages in terms of lower funding costs and better risk management. Nevertheless, it also involves certain inherent risks both for the originator and for investors. The Santander Group is the originator and acts as investor in various SPVs and is therefore exposed to the following risks:

•	Credit risk: the risk that borrowers will fail to meet their obligations in due time and form, with the consequent impairment of the underlying assets backing the securitisation positions. Credit risk is assessed by external credit rating agencies, which assign ratings to the securitisation positions.

In the Santander Group, the maximum exposure in the banking book is limited by rating (AAA, AA, A, BBB, BB) and by type of underlying. In addition, published data on default of the underlying, credit quality of the originator and mandatory minimum ratios and ratings in the structure, as well as data on granularity, geographical distribution and type of underlying, are monitored continuously.

•	Prepayment risk: this is the risk of early repayment of all or part of the assets underlying the securitisation, so that the securitisation positions mature before the contractual maturity date of the underlyings. The calculation of the average life, return and duration of the securitisation positions is subject, among other things, to assumptions about the rate at which the underlying loans will be prepaid, which may vary. In the Santander Group this risk is practically nil, as the contractual maturity of the securities issued is usually longer than that of any underlying.

•	Basis risk: this risk arises when there is a mismatch between the interest rates or maturities of the securitised assets and those of the securitisation positions. In the Santander Group this risk is usually hedged with swaps.

•	Exchange rate risk: exists in securitisations in which the secu-ritised assets are denominated in a different currency than the securitisation positions. In the Santander Group, the risk arising from the currency mismatch between the underlying and the issue is usually hedged in the structure with a swap. The risk to PnL assumed in non-euro bonds is managed at level of the Active Credit Portfolio Management (ACPM) area.

•	Liquidity risk: is diminished by securitisation, through which naturally illiquid assets are transformed into debt securities that can be traded on exchanges. In some securitisations, however, such as those which issue commercial paper, liquidity risk is still significant and is manifested in the need to cover potential timing mismatches between interest payments on the underlying assets and payments of interest on the securities. In the Santander Group this risk tends to be very small and is mitigated by liquidity lines included in the structure. The liquidity risk of bond positions is also managed by establishing maximum holding periods.

8.1.3.4 The Santander Group’s securitisation activity

At 31 December the Group held originator positions in traditional SPVs whose underlying assets consisted mainly of mortgage loans and business loans. The Group also has an ABCP programme, whose underlying portfolio consists of commercial bills of exchange.

In addition, the Group is the originator of three synthetic SPVs whose underlying assets consist mainly of project finance in two of the vehicles and of residential mortgages in the third.

For each of these traditional structures, irrespective of the underlying product, the Santander Group obtains a rating assigned by one of the following external rating agencies: Standard & Poor’s, Moody’s, Fitch, DBRS and Scope. Where a securitisation is placed on the market, the Group obtains ratings from at least two of those agencies.

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As for its investment activity, the Santander Group holds positions in SPVs originated by non-Group entities whose underlying assets consist mainly of business, SME and mortgage loans.

The following table details the securitisation positions issued and repurchased by the Group as originator, as investor and as sponsor at 31 December 2014, in both the banking and the trading book.

Table 67. Securitisation positions purchased or retained. Banking book

Thousands of euros

	31 dec. 2014				31 dec. 2013
	Originator		Investor	Sponsor	Originator		Investor	Sponsor
	Issued positions	Retained positions	Purchased positions	Purchased positions	Issued positions	Retained positions	Purchased positions	Purchased positions
Traditional securitisations
Residential mortgages	59,734,168	37,544,498	1,269,752	—	51,733,274	24,404,644	799,494	—
Commercial mortgages	47,940	—	564	—	62,277	—	27,205	—
Credit cards	—	—	292,915	—	—	—	177,977	—
Finance leases	—	—	94,888	—	426,433	426,433	—	—
Loans to corporates or to SMEs treated as corporates	14,644,313	13,247,292	1,091,351	—	14,179,337	13,495,370	1,502,601	—
Consumer loans	34,739,969	17,415,811	778,924	—	28,736,716	13,041,522	773,241	—
Receivables	1,216,439	1,212,436	331,755	—	2,273,501	1,387,385	—	—
Mortgage covered bonds	450,000	—	—	—	450,000	—	—	—
Other	3,017,480	1,633,824	86,396	—	3,079,616	2,299,102	638,930	—
Resecuritisations
Residential mortgages	—	—	865	—	—	—	—	—
Commercial mortgages	—	—	6	—	—	—	—	—
Other	189,623	24,734	499,973	42,754	—	—	552,880	45,646
Synthetic securitisations
Residential mortgages	—	—	—	—	595,512	—	—	—
Commercial mortgages	565,357	548,323	—	—	—	—	—	—
Other	1,109,441	964,934	—	—	1,170,970	1,017,999	—	—

TOTAL	115,714,729	72,591,852	4,447,389	42,754	102,707,636	56,072,455	4,472,328	45,646

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Table 68. Securitisation positions purchased or retained - Trading book

Thousands of euros

	31 dec. 2014			31 dec. 2013
	Originator	Investor	Sponsor	Originator	Investor	Sponsor
	Retained	Purchased	Purchased	Retained	Purchased	Purchased
	positions	positions	positions	positions	positions	positions
Traditional securitisations
Residential mortgages	36,508	290,983		15,645	313,813
Loans to corporates or to SMEs treated as corporates		42,564		134	37,797
Consumer loans	5,296	48,014		13,617	32,397
Other		9,022	68,535	—	39,589
Resecuritisations
Securitisation positions		82,060				86,893
CORRELATION PORTFOLIO
Synthetic baskets		50,228			158,782

TOTAL	41,804	522,870	68,535	29,395	582,379	86,893

Additionally, details of the securitisation funds originated by the Group with the largest outstanding balance at 31 December 2014 are shown in the following table:

Table 69. Inventory of originated securitisation SPVs with largest outstanding balance

Thousands of euros

		31 dec. 2014
		Balance issued			Balance repurchased
		Investor			On-balance-sheet exposures
	Rate	Senior tranches	Mezzanine tranches	First-loss tranches	Senior tranches	Mezzanine tranches	First-loss tranches	Off-balance- sheet exposures
Fosse master issuer plc 2006 spv	Residential mortgages				—	—	3,462,530	339,958
Holmes master issuer plc 2000 spv	Residential mortgages	8,242,821	121,224	3,183,977	—	—	3,183,977	398,111
Langton securities 2008 spv	Residential mortgages	7,531,832	—	1,991,206	7,222,120	—	1,991,206	309,712
RMBS Santander 3	Residential mortgages	5,395,000	—	2,080,650	5,395,000	—	2,080,650	—
Pymes Santander 10	Loans to corporates or to SMEs treated as corporates	2,907,000	893,000	1,051,400	2,317,000	893,000	760,700	290,700
Sc germany auto 2014-2	Consumer loans	2,895,000	—	135,000	2,895,000	—	135,000	—
RMBS Santander 2	Residential mortgages	2,472,966	—	930,665	2,472,966	—	930,665	—
Sc germany consumer 2014-1	Consumer loans	1,205,000	—	158,500	1,205,000	—	158,500	—
Santander hipotecario 7	Residential mortgages	949,180	360,000	360,006	949,180	360,000	360,006	—
Santander hipotecario 5	Residential mortgages	—	—	1,489,505	—	—	1,331,104	—
RMBS Santander 1	Residential mortgages	923,952	—	533,546	923,952	—	533,546	—
SantanderDriveAuto-receivablesTrust2014-4	Consumer loans	734,866	271,394	191,953	—	—	191,953	—
Hipototta 4	Residential mortgages	921,828	32,956	118,081	512,758	32,956	118,081	15,967

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In its securitisation activity, both as originator and as investor, the Group complies with the interest retention required under chapter five of CRR and with the control policy and procedure requirements for all SPVs created after 1 January 2011. Accordingly, for all securitisations originated since 1 January 2011, the Group:

•	constantly retains a net economic interest of no less than 5%.

•	makes available to investors all the necessary information to ensure that the risks of the investment are fully known before the purchase and to allow the performance of the investment to be monitored on a regular basis. This information includes details of the risk criteria applied to the securitised exposures, which in all cases are the same as for the non-securitised exposures on the originator’s balance sheet.

Similarly, for investor positions in securitisations originated since 1 January 2011, the Group:

•	carries out due diligence to ensure that the risks of the investment are known before purchase and to be able to monitor the performance of the investment on a regular basis.

•	checks that the originator of the securitisations retains a net economic interest of no less than 5%.

As the Santander Group complies with these requirements, no capital surcharge is applied.

The Group’s securitisation activity during 2014

In 2014 the Group originated 30 traditional SPVs. The securities they issued were backed 47% by consumer loans and 33% by residential mortgages.

Of the total issues carried out in 2014, the Group retains 70% of the securitisation positions. In none of the SPVs originated in 2014 is there significant credit risk transfer.

The accompanying table gives a breakdown of initial balance of the securitisation positions issued and retained by the Group in 2014.

Table 70. Initial balance of securitisation SPVs originated in 2014, by type of underlying

Thousands of euros

	31 dec. 2014		31 dec. 2013
	Securitised		Securitised
	exposures		exposures
	at the origination	Repurchased	at the origination	Repurchased
	date	balance	date	balance
Traditional securitisations
Residential mortgages	12,372,966	12,334,918	767,000	758,444
Loans to corporates or to SMEs treated as corporates	6,920,000	5,636,560	4,990,000	4,805,477
Consumer loans	17,519,685	8,099,051	14,618,290	4,593,199
Others	337,205	24,734	381,637	10,617

TOTAL	37,149,856	26,095,263	20,756,927	10,167,737

This originator activity was concentrated in Spain (54.1%), United States (20.1%) and Germany (13.3%). The new securitisations originated during 2014 are summarised in the accompanying table:

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Table 71. New securitisations originated during 2014, by country and originator and ordered by initial issue volume

Name of securitisation	Type of underlying asset	Originator	Initial issue	Country in which originated
RMBS Santander 3	Residential mortgages	Santander	7,475,000	Spain
Pymes Santander 10	Loans to corporates or SMEs (treated as corporates)	Santander	4,560,000
RMBS Santander 2	Residential mortgages	Santander	3,402,966
Pymes Santander 8	Loans to corporates or SMEs (treated as corporates)	Santander	1,860,000
RMBS Santander 1	Residential mortgages	Santander	1,495,000
FTA Santander Consumer Spain 2014-1	Consumer loans	Consumer España	798,000
Pymes Santander 9	Loans to corporates or SMEs (treated as corporates)	Santander	500,000

			20,090,966	54.08%

SantanderDriveAutoReceivablesTrust2014-4	Consumer loans	SCUSA	1,308,187	USA
SantanderDriveAutoReceivablesTrust2014-1	Consumer loans	SCUSA	1,235,418
SantanderDriveAutoReceivablesTrust2014-2	Consumer loans	SCUSA	1,111,826
SantanderDriveAutoReceivablesTrust2014-3	Consumer loans	SCUSA	1,029,486
SantanderDriveAutoReceivablesTrust2014-5	Consumer loans	SCUSA	969,006
ChryslerCapitalAutoReceivablesTrust2014-B	Consumer loans	SCUSA	846,946
ChryslerCapitalAutoReceivablesTrust2014-A	Consumer loans	SCUSA	629,685
SantanderDriveAutoReceivablesTrust2014-S5	Other assets	SCUSA	74,788
SantanderDriveAutoReceivablesTrust2014-S6	Other assets	SCUSA	72,317
SantanderDriveAutoReceivablesTrust2014-S4	Other assets	SCUSA	66,387
SantanderDriveAutoReceivablesTrust2014-S3	Other assets	SCUSA	47,607
SantanderDriveAutoReceivablesTrust2014-S1	Other assets	SCUSA	38,877
SantanderDriveAutoReceivablesTrust2014-S2	Other assets	SCUSA	37,229

			7,467,759	20.1%

SC Germany Auto 2014-2	Consumer loans	Consumer Germany	3,000,000	Germany
SC Germany Consumer 2014-1	Consumer loans	Consumer Germany	1,350,000
SC Germany Auto 2014-1	Consumer loans	Consumer Germany	600,000

			4,950,000	13.3%

MOTOR14-1PLC	Consumer loans	Consumer UK	1,265,045	UK
HCUK FUNDING LTD	Consumer loans	Hyundai Finance	550,932

			1,815,977	4.9%

GoldenBarStandAlone2014-1	Consumer loans	Consumer Italy	753,292	Rest of Europe
SCAustriaFinance2013-1S.A.	Consumer loans	Consumer Austria	491,800
SCPolandAuto2014-1Limited	Consumer loans	Consumer Poland	319,901

			1,564,993	4%

BILKREDITT6LIMITED	Consumer loans	Consumer Norway	742,461	Nordics
SCFI Rahoituspalvelut Ltd	Consumer loans	Consumer Finland	517,700

			1,260,161	3.4%

		TOTAL	37,149,856

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9. Market risk

9.1. Activities subject to market risk

The measurement, control and monitoring of market risk extends to all operations exposed to changes in market prices. This risk arises from changes in the risk factors (interest rate, exchange rate, equities, credit spread, commodity prices and the volatility of each of these factors) and from the liquidity risk of the various products and markets in which the Group operates.

The activities are segmented according to the purpose of the risk taking:

a)	Trading: this includes financial services for customers and trading and the taking of positions, mainly in fixed-income, equity and currency products.

b)	Structural risks: these are composed of the market risks inherent in the balance sheet, not including the trading book, namely:

•	Structural interest rate risk: This risk arises from mismatches in the maturities and repricing of all the balance sheet assets and liabilities.

•	Structural foreign currency risk/hedges of results: foreign currency risk arising from the currency in which investments in the consolidated and non-consolidated companies are made (structural exchange rate). This category also includes the positions taken to hedge the foreign currency risk on future results generated in currencies other than the euro (hedges of results).

•	Structural equity risk: this includes equity investments in non-consolidated financial and non-financial companies, and the available-for-sale portfolios of equity positions.

9.2. Trading

The basic metric used to control market risk in trading operations in the Santander Group during 2014 was value at risk (VaR). VaR measures the maximum expected loss for a given confidence level and time horizon.

VaR is used because it is easy to calculate and because it provides a good reference for the level of risk incurred. In addition, other measures are used to give greater control over the risks in the markets in which the Group operates.

One of these other measures is scenario analysis, which consists of defining alternative behaviours for various financial variables and determining the impact on results when these scenarios are applied to the Group’s activities. The scenarios may replicate past events (such as crises) or, conversely, they may describe plausible scenarios unrelated to past events. At least three types of scenarios are defined: plausible, severe and extreme. Together with VaR, these three types of scenarios provide a much more complete understanding of the risk profile.

In line with the principle of business unit independence, the market risk area monitors positions daily, both at the level of the individual unit and globally, exhaustively controlling for changes in portfolios so as to detect any incidents and correct them immediately. The preparation of a daily income statement is an excellent risk indicator, insofar as it helps to identify the impact that changes in financial variables have had on the portfolios.

Lastly, derivatives and credit management activities, being atypical, are controlled daily using specific measures. In the case of derivatives, controls are conducted of sensitivity to fluctuations in the price of the underlying (delta and gamma), volatility (vega) and time (theta). For credit management activities, measures such as spread sensitivity, jump-to-default, exposure concentrations by rating level, etc. are subjected to systematic review.

9.2.1. Value at Risk

The Santander Group’s VaR calculation methodology consists of historical simulation with a 99% confidence level and a one-day horizon. Statistical adjustments are made to enable swift and efficient incorporation of the most recent events affecting the levels of risk assumed. Currently, all units use historical simulation with

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full revaluation, except for market risk Spain, which, though it uses this methodology for certain portfolios, applies historical simulation using a Taylor series approximation for the bulk of its portfolios. The Group uses a two-year window, or 520 daily readings, backwards in time from the VaR calculation reference date. Two figures are calculated each day, one by applying an exponential decline factor that gives a smaller weighting to the earliest readings, and another with uniform weightings for all observations. The reported VaR is the higher of these two figures.

At the end of December 2014 the Santander Group had authorisation from the Bank of Spain for the use of the internal market risk model for the calculation of regulatory capital in the trading books of the Santander Group parent company and the Chile, Portugal and Mexico units.

The Group’s aim is to gradually extend this approval to the other units that have a trading portfolio, in line with the gradual implementation plan submitted to the Bank of Spain. The total regulatory capital figure using the internal model is calculated as the linear sum of the individual regulatory capital figures of the units that have Bank of Spain approval, that is, without considering diversification between units.

Table 72. VaR, Stressed VaR and IRC by geography

Millions of euros

Spain
Chg (10 days - 99%)
Maximum	52.8
Average	24.7
Minimum	5.2
End of period	7.0
Stressed VaR (10 days - 99%)
Maximum	168.7
Average	73.8
Minimum	16.9
End of period	31.2
Incremental Risk Charge (99.9%)
Maximum	267.6
Average	210.3
Minimum	185.6
End of period	193.2

Chile
Chg (10 days - 99%)
Maximum	2.9
Average	1.4
Minimum	0.8
End of period	1.7
Stressed VaR (10 days - 99%)
Maximum	5.6
Average	3.1
Minimum	2.8
End of period	4.3
Incremental Risk Charge (99.9%)
Maximum	22.5
Average	10.6
Minimum	5.9
End of period	13.4

Mexico
Chg (10 days - 99%)
Maximum	7.8
Average	4.9
Minimum	2.7
End of period	2.9
Stressed VaR (10 days - 99%)
Maximum	19.2
Average	9.4
Minimum	3.3
End of period	4.4
Incremental Risk Charge (99.9%)
Maximum	76.1
Average	60.0
Minimum	49.0
End of period	57.8

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Portugal
Chg (10 days - 99%)
1	Maximum	0.02
2	Average	0.01
3	Minimum	0.00
4	End of period	0.01
Stressed VaR (10 days - 99%)
5	Maximum	0.04
6	Average	0.01
7	Minimum	0.00
8	End of period	0.01
Incremental Risk Charge (99.9%)
9	Maximum	N/A
10	Average	N/A
11	Minimum	N/A
12	End of period	N/A

9.2.2. Stressed VaR

The methodology for calculating the stressed VaR is the same as that used for calculating VaR, with two differences:

•	Historical window of observations of the factors: in the stressed VaR calculation a window of 250 data readings is used, instead of the 520 used for computing the ordinary VaR measure.

•	Unlike the method used for the ordinary VaR calculation, the stressed VaR is not obtained as the higher of the percentile with uniform weighting and the percentile with an exponential decline factor; instead, the uniform weighting percentile is used directly.

All other aspects of the methodology and inputs for calculating the stressed VaR are the same as for the VaR.

With respect to determining the period of observations, Methodology has analysed the history of a subset of market risk factors selected on the basis of an expert analysis of the most significant positions in the books. The scope considered was the treasury departments for which there was Bank of Spain approval for the use of the internal model at 31 December 2014: Santander parent company, Chile, Portugal and Mexico.

9.2.3. Incremental Risk Charge

Following the recommendations of the Basel Committee on Banking Supervision and applicable rules, an additional metric is calculated in relation to the credit risk inherent in the trading portfolios: the incremental risk charge (IRC).

The IRC is intended to measure both the rating migration risk and any incremental default risk that is not captured by VaR through changes in credit spreads.

The IRC metric is calculated, where applicable, for public and private fixed-income bonds, bond derivatives and credit derivatives.

The method used to calculate the IRC, which in essence is similar to that applied to the credit risk of non-trading book exposures, is based on direct measurements on the loss distribution at the 99.9th percentile. The IRC calculation methodology uses a loss distribution generated by Monte Carlo simulation and based on a mapping induced by credit drivers. Santander uses a 99.9% confidence interval and a one-year capital horizon to calculate the IRC.

9.2.4. Stress testing

Various types of stressed scenarios are currently applied:

•	VaR scenarios: market variables simulated within three and six standard deviations either side of the mean. These scenarios help define a portfolio’s risk profile.

•	Historical scenarios: scenarios are constructed on the basis of relevant historical events and are used to forecast maximum losses that would occur if these events were repeated.

•	Severe crisis scenarios: extreme scenarios based on movements in market variables that correspond to no known historical scenario.

•	Plausible scenarios: another alternative is to perform the stress test using scenarios based on expectations of future market performance. These expectations are based on scenarios that are not as extreme as the stressed scenarios.

When defining the scenarios in which the portfolios are to be tested a distinction is made between two cases:

•	Global scenarios, which are common to all units. These are defined globally and each unit is responsible for calculating the movements of the variables that apply to them

•	Abrupt crisis: an ad hoc scenario with sudden jolts to markets. Rise in interest rate curves, steep drops in stock markets, strong dollar appreciation against all other currencies, spike in volatility and in lending spreads

•	9-11 crisis: historical scenario of the 11 September 2001 attacks, with major impact on US and world markets. This is subdivided into two scenarios: I) maximum accumulated loss up to the worst moment of the crisis, and II) maximum one-day loss. Both scenarios posit plunges in stock markets, interest rate declines in the core markets and increases in emerging markets, and dollar appreciation against all other currencies

•	Subprime crisis: historical scenario of the crisis triggered in the market on the heels of the subprime mortgage crisis in the US. The analysis seeks to capture the impact on results of the liquidity crunch in the markets. The scenarios have two different time horizons: 1 day and 10 days. Both scenarios posit plunges in stock markets, interest rate declines in the core markets and increases in emerging markets, and dollar appreciation against all other currencies

•

Sovereign crisis: a more severe historical scenario than the one applied by the CEBS between 15 April and 1 September 2010 to measure banks’ capacity to withstand market shocks. Given the Group’s international scope, four differentiated geographical zones are considered (USA, Europe, Latam and Asia) and the scenario assumes increases in interest rate curves, declines

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PILLAR III DISCLOSURES MARKET RISK

in stock markets and in their volatilities, widening lending spreads, and depreciation of the euro and Latam and appreciation of Asian currencies against the dollar. Since November 2014 this last scenario has been replaced by the adverse scenario proposed by the EBA in April in the EBA 2014 EU-wide stress test

•	Local scenarios, which are specific to each unit. These are defined locally, based on the historical crisis situations that have had the most impact on each unit. In addition, plausible scenarios are defined based on near-term future market performance

A consolidated monthly stress test is prepared, under the supervision of the global market risk committee, with explanations of the main variations in the results for the different scenarios and units. An alert mechanism is also in place, so that when a scenario returns a loss that is high by historical standards or in terms of the capital consumed by the portfolio in question, the relevant business head is notified.

The stress test is performed by applying the same methodologies for all sub-portfolios covered by the internal market risk model.

The table below shows the results at 31 December 2014, broken down by risk factor (interest rate, equities, foreign currency, credit spread, commodities and the volatility for each), in a scenario in which volatility equivalent to six standard deviations in a normal distribution is applied. The scenario is defined by taking for each risk factor the change that produces the highest potential loss in the global portfolio.

Table 73. Stress scenario: Maximum volatility (worst case)

Millions of euros

	Interest rates	Equities	Foreign currency	Credit spread	Commodities	Total
Total trading	-33.6	-10.0	-10.5	-26.7	-0.2	-81.0

Europe	-3.4	-0.7	-3.3	-23.7	-0.2	-31.4
Latin America	-27.9	-9.3	-4.6	0.0	—	-41.8
USA	-1.3	0.0	-2.1	0.0	—	-3.5
Global activities	-0.8	0	-0.5	-3.0	—	-4.3
Asia	-0.1	0	0	0	—	-0.1

The results of the analysis show that in the scenario stressed by the movements assumed here, the Group would incur an economic loss in its trading portfolios of EUR 81 million in mark-to-market (MtM) terms. This loss would be distributed between Europe (interest rates, exchange rates and credit spreads) and Latin America (interest rates and equities).

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9.2.5. Backtesting

The overall objective of backtesting is to check the accuracy of the VaR calculation model, i.e. to accept or reject the model used for estimating the maximum loss of a portfolio for a given confidence level and time horizon.

Backtesting is performed at local level by the local market risk control units. The market risk consolidation unit is responsible for backtest reporting at consolidated level. It is important to note that the backtesting methodology is applied identically to all the sub-portfolios covered by the internal market risk model.

The backtesting exercise consists of comparing the VaR forecasts, given a certain confidence level and time horizon, with the actual losses incurred over a time horizon equal to the VaR time horizon.

Three types of backtesting have been defined:

•	Clean backtesting: the daily VaR is compared with the results obtained without taking into consideration intraday results or the changes in the positions of the portfolio. This method is used for checking the accuracy of the individual models used for valuing and measuring the risks of various positions.

•	Dirty backtesting: the daily VaR is compared with the net results of the day, including the results of the intraday operations and results from fees and commissions.

•	Dirty backtesting without mark ups or commissions: the daily VaR is compared with the net results of the day, including the results of the intraday operational but excluding those generated by mark ups and commissions. This method is used to get an idea of the intraday risk assumed by the Group treasuries.

In order to calibrate and control the effectiveness of the internal market risk measurement and management systems, in 2014 the Group regularly performed the required benchmark tests and analyses, with the conclusion that the model was reliable.

Number of exceptions

An exception occurs whenever the losses or gains observed in a day exceed the VaR estimate. The number (or percentage) of exceptions recorded is one of the most intuitive indicators for establishing a model’s accuracy.

The confidence level for the VaR calculation is a measure of the number of exceptions expected to occur in a given time window. For example, if the daily VaR is calculated with a confidence level of 99%, the percentiles of interest are the 1st and the 99th percentiles of the P&L distribution, so we should expect 2% of exceptions during the days studied (1% due to excess profit and 1% due to excess loss).

If there are significantly more, or fewer, exceptions, this may be (but is not necessarily) a sign of problems in the VaR model used. With the observed P&L and estimated VaR data it is possible to construct a hypothesis test to check the validity of the VaR/P&L relationship.

Time between exceptions

The confidence level for the VaR is also a measure of the number of days that can be expected to elapse between successive exceptions. For example, if the daily VaR is calculated at 99% confidence (1st and 99th percentiles), we may expect a mean time of approximately 50 days between exceptions.

Similarly to what was explained in relation to the frequency of exceptions, hypothesis-testing can be done based on the time between exceptions as a means of validating the VaR model.

Breadth between exceptions

Whereas the VaR predicts with a certain probability the risk that is assumed, the average excess (or expected shortfall) is a predictor, for that probability, of the average loss once the VaR has been exceeded. This study should be included when analysing the backtesting report in order to obtain the size of the potential losses that exceed the VaR level.

Daily VaR/P&L relationship

To validate the VaR model, it is not enough to analyse the number and type of exceptions that occur in a given time frame. Other indicators must be observed in order to ensure the model’s consistency. One such indicator is the daily VaR/P&L relationship.

This relationship is defined as follows:

•	The P&L figure, as a percentage of VaR, on all the days on which there are no exceptions (losses or gains).

•	Calculation of the arithmetic mean of these figures. The percentage should be close to a value determined by the VaR confidence level, because the higher the chosen confidence level, the higher the VaR estimate (and the smaller the P&L results as a percentage of that estimate).

The percentage should be close to a value determined by the VaR confidence level, because the higher the chosen confidence level, the higher the VaR estimate (and the smaller the P&L results as a percentage of that estimate).

If the observed percentage is significantly larger than expected, the risk is being underestimated and the model should be reviewed. Conversely, if the percentage is significantly smaller, then the risk is being overestimated and the VaR model should be adjusted. The latter outcome may be desirable, however, if the aim is to maintain conservative risk estimates.

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The following chart shows the annual backtest at the end of December 2014 for each unit with internal model approval:

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The table below shows the number of exceptions at 31/12/2014 for the units with internal model approval:

Table 74. Exceptions in units with internal model approval

	Exceptions	Model status
Spain	2	Valid
Chile	4	Valid
Portugal	1	Valid
Mexico	2	Valid

The exceptions in Chile are due to the combined effect of high volatility in the CLP/USD exchange rate and the CLF yield curve on 5/9 and 28/11 and high volatility of the CLF yield curve on 7/10 and 26/12.

The exceptions in Mexico are due to MXN/UDI par forwards on 24/11 and 25/11. The exception in Portugal is due to high volatility of the euro exchange rate in relation to various currencies, mainly the EUR/NOK and EUR/BRL currency pairs.

The exceptions in Spain are due to a fall in the price of the Shire share in the exception on 15/10 and an increase in the CDS of Spanish and Italian debt on 16/10. As can be observed, in all the units the number of exceptions is less than four, so the incremental risk charge based on the number of backtesting exceptions was zero.

Valuation adjustments

The fair value of a financial instrument is calculated using the appropriate valuation model. Valuation adjustments may be needed, however, when no market quotations are available for price comparison purposes. Sources of risk include uncertain model parameters, illiquid issuers of underlying assets, poor quality market data or unavailable risk factors (sometimes the best alternative is to use limited models with controllable risk). In such situations, calculating and applying adjustments to the valuation is a common practice in the industry. It is done by Santander to take account of the sources of model risk described below:

For fixed-income markets, examples of model risk include correlation between fixed-income indices, the absence of modelling of stochastic basis spreads, calibration risk and modelling volatility. Other sources of risk arise from the estimation of market data.

In equity markets, examples of model risk include modelling the forward skew and the impact of stochastic interest rates, correlation and multi-curve modelling. Risk may also derive from managing hedges of digital payments, callables and barriers. Consideration also needs to be given to risk sources that arise from the estimation of market data such as dividends and correlations for quanto options and composites on baskets.

For specific financial instruments tied to home mortgage loans guaranteed by financial institutions in the United Kingdom (which are regulated and financed in part by the government) and derivatives over underlying property assets, the Halifax House Price Index (HPI) is the main input. In these cases, the assumptions include estimates regarding the future growth and volatility of the HPI, mortality rate and implicit credit spreads.

Inflationary markets are exposed to model risk due to uncertainty regarding modelling of the correlation structure between different inflation rates (consumer price indices). Another source of risk may arise from the bid-offer spread of inflation-linked swaps.

Currency markets are exposed to model risk in their modelling of forward skew and the impact of modelling stochastic interest rates and correlation for multi-asset instruments. Risk may also arise from market data, due to the existence of specific illiquid foreign exchange pairs.

9.2.6. Internal validation of the models

For assessing the suitability of the models for management and regulatory purposes, the market risk internal validation unit conducts reviews that take into consideration the theoretical fundamentals of the models, the quality of the data used in their construction, the use given to the data and the related governance process. During 2014 a number of validation exercises were performed in different units, most notably:

•	Chile. The recurring validation of Chile’s internal market risk model, which was approved by the Bank of Spain in 2010, was carried out in May 2014.

•	Brazil. An exercise to validate the internal models seeking regulatory authorisation was carried out in August 2014.

•	Mexico. The recurring validation of Mexico’s internal model is in progress and is expected to be completed in early 2015.

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9.3. Structural market risk1

9.3.1. Key indicators and trends

The profile of the market risks inherent in the Santander Group’s balance sheet, in relation to the volume of assets and capital and budgeted net interest income, remained at moderate levels in 2014, in line with previous years.

9.3.1.1. Structural interest rate risk

9.3.1.1.1. Europe and the United States

In Europe, the main balance sheets (Santander parent bank and United Kingdom) show positive MVE sensitivities to interest rate rises, given the long-term interest rate expectations based on forward-looking economic indicators, while in the short term they maintain very low NIM exposure. The US balance sheet has a positive sensitivity to increases in both short- and long-term interest rates.

In any event, the exposure in all countries is moderate in relation to the annual budget and the equity figure.

At year-end December 2014 the one-year NIM sensitivity to 100 basis point parallel shifts was concentrated in the US dollar rates curve, with EUR 67 million at risk of falls in interest rates (a highly unlikely scenario in current circumstances). The EUR 21 million at risk of falls in the Polish zloty rates curve should also be mentioned.

At the same date, the MVE sensitivity to 100 basis point parallel shifts was concentrated in the euro yield curve, with EUR 2,149 million at risk of falls in interest rates. MVE sensitivity to the pound sterling and US dollar curves was EUR 865 million and EUR 343 million, respectively, also to falls in interest rates.

As already pointed out, these scenarios are currently very unlikely.

The tables below give the structure by maturity of the balance sheet’s interest rate risk at the parent bank and Santander UK at the end of 2014.

1.	Includes the total balance sheet except the trading books.
2.	Sensitivity for the worst-case scenario between +100 and -100 basis points.
3.	Sensitivity for the worst-case scenario between +100 and -100 basis points.

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Table 75. Santander parent bank: interest rate repricing gap4

Million euros. 31 december 2014

	Total	3 months	1 year	3 years	5 years	> 5 years	Not sensitive
Assets	394,976	148,766	70,591	25,194	15,919	19,812	114,693
Liabilities	431,401	166,111	63,114	59,981	30,499	40,457	71,238
Off-balance sheet	36,425	21,971	(1,040)	13,849	2,087	(441)	0
Net gap	0	4,626	6,437	(20,939)	(12,494)	(21,086)	43,455

Table 76. Santander UK: interest rate repricing gap5

Million euros. 31 december 2014

	Total	3 months	1 year	1-3 years	3-5 years	> 5 years	Not sensitive
Assets	324,674	193,356	30,189	49,580	23,806	7,192	20,551
Liabilities	324,342	210,648	25,153	26,559	11,494	14,779	35,710
Off-balance sheet	(332)	10,815	3,246	(512)	(7,603)	(6,280)	1
Net gap	0	(6,477)	8,282	22,509	4,710	(13,867)	(15,158)

Overall, the gaps by maturity bucket are kept at low levels relative to the size of the balance sheet, with the aim of minimising interest rate risk

9.3.1.1.2. Latin America

In the long term, balance sheets are positioned for falls in interest rates due to the slowdown of economic growth. In the short term the situation is very similar, except for Mexico, because it invests its surplus local currency liquidity in the short term.

During 2014 all the countries maintained moderate exposure levels in relation to the annual budget and capital.

At year-end the one-year NIM sensitivity to 100 basis point parallel shifts is concentrated in three countries: Brazil (EUR 152 million), Mexico (EUR 55 million) and Chile (EUR 33 million), as can be observed in the following chart.

The MVE sensitivity to 100 basis point parallel shifts is likewise concentrated in Brazil (EUR 572 million), Chile (EUR 152 million) and Mexico (EUR 132 million).

The gap tables show the structure by maturity of risk of the balance sheet in Brazil in December 2014.

4.	Aggregate gap of all the currencies in the balance sheet of Santander parent bank, expressed in euros.
5.	Aggregate gap of all the currencies in the balance sheet of Santander UK, expressed in euros.
6.	Sensitivity for the worst-case scenario between +100 and -100 basis points.
7.	Sensitivity for the worst-case scenario between +100 and -100 basis points.

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Table 77. Brazil: interest rate repricing gap8

Million euros. 31 december 2014

	Total	3 months	1 year	3 years	5 years	> 5 years	Not sensitive
Assets	191,635	79,913	30,171	27,540	9,676	14,086	30,250
Liabilities	191,635	119,076	10,640	12,014	7,288	6,603	36,015
Off-balance sheet	0	(14,156)	12,975	(973)	1,517	637	1
Net neto	0	(53,319)	32,505	14,553	3,905	8,120	(5,764)

9.3.1.1.3. Balance sheet structural interest rate risk (VaR)

Besides sensitivity to interest rate movements (not only +/- 100 bp movements are assessed, but also movements of +/- 25, +/-50, +/-75 in order to more precisely characterize the risk in countries with very low interest rates), Santander uses other methods to monitor balance sheet structural interest rate risk, including scenario analysis and the VaR calculation, using a methodology similar to that used for the trading portfolios.

The average, minimum, maximum and last VaR values for structural interest rate risk, for the last three years, are as shown in the following table:

Table 78. Balance sheet structural interest rate risk (VaR)

Million euros. VaR at 99% with a time frame of one day

	2014
				Year-
	Minimum	Average	Maximum	end
Structural interest rate risk (VaR)*	411.3	539.0	698.0	493.6
Diversification impact	(109.2)	(160.4)	(236.2)	(148.7)
Europe and US	412.9	523.0	704.9	412.9
Latin America	107.6	176.4	229.4	229.4

*	Includes VaR by credit spread in the ALCO portfolios.

	2013
				Year-
	Minimum	Average	Maximum	end
Structural interest rate risk (VaR)*	580.6	782.5	931.0	681.0
Diversification impact	(142.3)	(164.7)	(182.0)	(150.3)
Europe and US	607.7	792.5	922.0	670.0
Latin America	115.2	154.6	191.0	161.3

*	Includes VaR by credit spread in the ALCO portfolios.

	2012
				Year-
	Minimum	Average	Maximum	end
Structural interest rate risk (VaR)*	361.7	446.4	525.7	517.5
Diversification impact	(78.1)	(124.4)	(168.1)	(144.9)
Europe and US	334.4	451.4	560.8	552.0
Latin America	105.5	119.5	133.0	110.3

*	Includes VaR by credit spread in the ALCO portfolios.

In 2014 the structural interest rate risk, measured in one-day VaR at the 99% confidence level, averaged EUR 539 million. Europe and the United States made a significantly larger contribution to this figure than did Latin America.

It is worth noting the high diversification between the two areas and the decline in VaR in Europe and the US due to the narrowing of sovereign spreads, especially in Spain and Portugal

9.3.1.2. Structural foreign currency risk/hedges of results

Structural exchange rate risk arises from the Group’s transactions in foreign currencies, mainly in relation to long-term investments, results, and hedges of the two. Exchange rate risk is managed dynamically and is aimed at limiting the impact of exchange rate movements on the core capital ratio.

At year-end 2014 the largest long-term exposures (with their potential impact on assets and liabilities), in decreasing order of size, were in Brazilian reais, pounds sterling, US dollars, Mexican pesos, Chilean pesos and Polish zlotys.

The Group hedges part of these long-term exposures through the use of foreign exchange derivatives. Additionally, the financial management division at consolidated level is responsible for managing the foreign currency risk inherent in the expected results and dividends of the Group at the units whose base currency is not the euro.

9.3.1.3. Structural equity risk

Santander holds equity positions in its banking book in addition to those held in the trading portfolio. These positions are held as available-for-sale portfolios (capital instruments) or as investments, depending on the length of time they are expected to remain in the portfolio.

The banking-book equity portfolio at the end of December 2014 is diversified across securities from different geographies, the main ones being Spain, Brazil, the United States, the Netherlands and China. In terms of the distribution by sector, the portfolio is invested mainly in the financial and insurance sector; other less strongly represented sectors include professional, scientific and technical activities, government (due to the interest in SAREB), energy supply, and hospitality and foodservice.

The structural equity positions are exposed to market risk. VaR calculations are made for these positions, using market price series for listed shares and proxies for unlisted shares. At the end of December 2014 the one-day VaR at 99% confidence was EUR 208.5 million (EUR 235.3 million and EUR 281.4 million at the end of December 2013 and 2012, respectively).

8.	Aggregate gap of all currencies on the balance sheet of the Brazil unit, expressed in euros.

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9.3.1.4. Structural VaR

With a homogeneous metric such as VaR it is possible to monitor the total market risk in the balance sheet, excluding the trading activity of global wholesale banking, distinguishing between fixed income securities (both interest rate and credit spread for the ALCO portfolios), exchange rates and equities.

Generally speaking, the total structural VaR is not high in terms of the Group’s volume of assets or equity.

Table 79. Structural VaR

Million euros. VaR at 99% with a time frame of one day

	2014				2013		2012
	Minimum	Average	Maximum	Year- end	Average	Year-end	Average	Year- end
Non-trading VaR	597.3	718.6	814.2	809.8	857.6	733.9	593.1	659.0
Diversification effect	(241.5)	(364.1)	(693.5)	(426.1)	(448.3)	(380.2)	(390.7)	(347.1)
Interest rate VaR*	411.3	539.0	698.0	493.6	782.5	681.0	446.4	517.5
Exchange rate VaR	256.9	315.3	533.8	533.8	254.5	197.8	237.0	207.3
Equity VaR	170.6	228.4	275.8	208.5	269.0	235.3	300.4	281.4

*	Includes VaR by credit spread in the ALCO portfolios.

9.3.2. Methodologies

9.3.2.1. Structural interest rate risk

The Group analyses the sensitivity of the net interest margin and market value of equity to changes in interest rates. This sensitivity arises from maturity and interest rate repricing gaps in the various balance sheet items.

Financial measures are adopted to bring this position into line with that desired by the Group, having regard to the balance-sheet interest rate position and the market situation and outlook. These measures can range from the taking of positions in markets to the definition of the interest rate features of commercial products.

The metrics used by the Group to control interest rate risk in these activities are the interest rate gap, the sensitivity of the net interest margin and the market value of equity to changes in interest rates, the duration of equity, and value at risk (VaR), for the purpose of calculating economic capital.

9.3.2.1.1. Interest rate gap of assets and liabilities

Interest rate gap analysis focuses on lags or mismatches between changes in the value of assets, liabilities and off-balance sheet items. It provides a basic representation of the balance sheet structure and allows detection of interest rate risk arising from concentrations of maturities. It is also a useful tool for estimating the impact of possible interest rate movements on the net interest margin and the market value of equity.

All on and off-balance sheet items must be disaggregated by their flows and looked at in terms of repricing or maturity. The duration and sensitivity of aggregates that do not have a contractual maturity date are analysed and estimated using an internal model.

9.3.2.1.2. Sensitivity of the net interest margin (NIM)

NIM sensitivity measures the change in expected accruals over a given period (12 months) in response to a shift in the yield curve.

It is calculated by simulating the net interest margin, both for a scenario of a shift in the yield curve as well as for the current situation. The sensitivity is the difference between the results of these two calculations.

9.3.2.1.3. Sensitivity of the market value of equity (MVE)

MVE sensitivity is a complementary measure to NIM sensitivity.

It measures the interest rate risk implied in the market value of equity, based on the impact that a change in interest rates has on the current value of financial assets and liabilities.

9.3.2.1.4. Treatment of liabilities with no specified maturity

In the corporate model, the total volume of accounts with no specified maturity is divided into stable balances and unstable balances.

The separation between stable and unstable balances is made using a model based on the relationship between the balances and their moving averages.

This simplified model is used to obtain the stream of monthly cash flows from which the NIM and MVE sensitivities are calculated.

The model requires a variety of inputs, which are briefly listed below:

•	Parameters proper to the product.

•	Customer behaviour parameters (which combine analysis of historical data with expert business judgement).

•	Market data.

•	Historical portfolio data.

9.3.2.1.5. Treatment of the prepayment of certain assets

At present, the prepayment issue at the Group mainly affects fixed-rate mortgages in units where the interest rate curves of relevance for these portfolios are at low levels. In these units the prepayment risk is modelled and can be applied, with some changes, to assets with no specified maturity (credit card businesses and similar).

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The usual option valuation techniques cannot be applied directly, due to the complexity of the factors that determine prepayment by obligors. Option valuation models must therefore be combined with empirical statistical models designed to capture prepayment behaviour. The following are some of the factors that influence prepayment behaviour:

•	Interest rates: the differential between the fixed rate of the mortgage and the market rate at which it could be refinanced, net of cancellation and arrangement costs.

•	Seasoning: pre-payment tends to be low at the start of the instrument’s life cycle (signing of the contract), and then increases and stabilises as time passes.

•	Burnout: the speed of prepayment tends to decrease as the maturity date draws closer, which includes:

a)	Age, which indicates lower prepayment rates.

b)	Cash pooling, which defines loans that have already survived various waves of interest rate falls as being more stable. In other words, when a portfolio of loans has already been through one or more cycles of downward rates and, therefore, of high prepayment levels, the “surviving” loans have a significantly lower prepayment probability.

c)	Other: geographical mobility, demographic and social factors, disposable income, etc. The set of econometric relationships intended to capture the effect of all of these factors is the probability of prepayment of a loan or pool of loans and is known as the prepayment model.

9.3.2.1.6. Value at Risk (VaR)

The VaR for balance sheet activity and investment portfolios is calculated with the same standard as for trading portfolios: historical simulation with a confidence level of 99%, a one-day horizon and a time window of two years, or 520 daily readings, backwards in time from the VaR calculation reference date.

9.3.2.2. Structural foreign currency risk/hedges of results

These activities are monitored by measuring positions, VaR and results on a daily basis.

9.3.2.3. Structural equity risk

These activities are monitored by measuring positions, VaR and results on a monthly basis.

9.3.3. System of control of limits

As already mentioned in relation to market risk in the trading book, within the framework of the annual limits plan, limits are set for structural risks on the balance sheet in line with the Santander Group’s risk appetite.

The main limits are:

•	Structural interest rate risk on the balance sheet:

•	One-year NIM sensitivity limit.

•	MVE sensitivity limit.

•	Structural exchange rate risk:

•	Net position in each currency (for positions used to hedge results).

If any of these limits or sub-limits is exceeded, the persons responsible for risk management must explain the reasons for the excess and provide an action plan to correct it.

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10. Liquidity risk and funding

10.1. Introduction to the treatment of liquidity risk and funding

•	Santander has developed a funding model based on autonomous subsidiaries responsible for covering their own liquidity needs.

•	This structure makes it possible for Santander to take advantage of its solid retail banking business model in order to maintain comfortable liquidity positions at Group level and in its main units, even during stress in the markets.

•	In the last few years, as a result of the tensions arising from the global economic and financial crisis, it has been necessary to adapt the funding strategies to the new commercial business trends, the markets’ conditions and the new regulatory requirements.

•	In 2014, and in a better market environment, Santander continued to improve in specific aspects such as a very comfortable liquidity position at Group level and in subsidiaries. All of this enables us to face 2015 from a good starting point, without growth restrictions.

Liquidity management and funding have always been basic elements in Banco Santander’s business strategy and a fundamental pillar, together with capital, in supporting its balance sheet strength.

Liquidity has gained importance in managing banks in the last few years because of the tensions in financial markets against the backdrop of a global economic crisis. This scenario has enhanced the importance for banks of having appropriate funding structures and strategies to ensure their intermediation activity.

During this period of stress, Santander has enjoyed an appropriate liquidity position, higher than that of its peers, which has given it a competitive advantage to develop and expand its activity in an increasingly demanding environment.

Today, in a more favourable liquidity environment, the Group continues to benefit from the advantage of financial soundness in the face of the new challenge of optimising in cost terms the demanding liquidity standards required by regulators, while pushing growth in countries which were deleveraging.

This better position for the whole Group has been supported by a decentralised funding model consisting of autonomous subsidiaries self-sufficient in liquidity. Each subsidiary is responsible for covering the liquidity needs of its current and future activity, either through deposits captured from its customers in its area of influence or through recourse to the wholesale markets in which it operates, within a framework of management and supervision coordinated at the Group level.

The funding structure is one that shows its greatest effectiveness in situations of high levels of market stress, as it prevents the difficulties of one area from affecting the funding capacity of other areas and thus of the Group as a whole, as could happen in the case of a centralized funding model.

Moreover, at Grupo Santander this funding structure benefits from the advantages of a solid retail banking model with a significant presence in 10 high potential markets and focused on retail clients and high efficiency. All of this gives our subsidiaries a big capacity to attract stable deposits, as well as a strong issuance capacity in the wholesale markets of these countries, generally in their own currency, and backed by the strength of their franchise and belonging to a leading group.

10.2. Funding strategy and evolution of liquidity in 2014

10.2.1. Funding strategy

Santander’s activity over the last few years has achieved its objective of adequately funding the Group’s recurring activity in a more demanding environment. Its peak, during the global economic and financial crisis, required managing sharp rises in risk that led to scant levels of liquidity in certain maturities and at very high costs. These market conditions relaxed significantly during 2013 and, particularly, in 2014 following the interventions by the main central banks.

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Santander’s good performance was supported by extending the management model to all the Group’s subsidiaries, including the new incorporations, and, above all, adapting the subsidiaries’ strategy to the increasing requirements of both the markets as well as regulators. These requirements have not been the same for all markets and reached much higher levels of difficulty and pressure in some areas, such as on the periphery of Europe.

It is possible, however, to extract a series of general trends implemented by Santander’s subsidiaries in their funding and liquidity management strategies since the beginning of the crisis. They are the following:

•	Strong liquidity generation from commercial business due to lower growth in lending and greater emphasis on capturing funds from customers.

The evolution in the last few years of the Group’s lending is the result of combining sharp falls in the units in Spain and Portugal, due to the strong deleveraging of these economies, with growth in other countries, either through the expansion of units and businesses under development (United States, Germany, Poland, UK companies), or through sustained growth in emerging countries (Latin America). Overall, the Group’s net lending increased by EUR 108,000 million since December 2008 (+17%).

At the same time, the focus on liquidity during the crisis together with the Group’s capacity to attract retail deposits via branches, made possible a rise in customer deposits of EUR 227,000 million, 54% higher than the December 2008 balance, and more than double the rise in net lending balances during this period. All the commercial units boosted their deposits, both the units in countries undergoing deleveraging as well as those in growth areas where they matched their evolution to that of loans.

This liquidity generation was particularly intense in Spain (close to EUR 100,000 million since December 2008). This was as a result of the reflection in the credit volumes of private sector indebtedness during the crisis and the strong capturing of deposits in an environment of savers seeking security. The combination resulted in turning a surplus of loans over deposits in 2008 into the current surplus of deposits.

These trends on loans and deposits changed in 2014 at Group level. Lower deleveraging and recovery of new lending in the countries most affected by the crisis, on the one hand and, on the other, the focus on reducing the cost of funds in mature markets with interest rates at historic lows explain why the spread between the balances of credits and of deposits has stopped falling and even increased moderately during the year.

•	Maintaining adequate and stable levels of medium and long term wholesale funding at the Group level. This funding represented 21% of the balance of liquidity at the end of 2014, similar to that of the last two years (21% average in 2010-2013), but well below the 28% at the end of 2008, when wholesale liquidity, more abundant and of lower cost, had still not suffered the tensions of the crisis.

Following the tightening of conditions in wholesale markets, the Group’s decentralised model of subsidiaries, with its own programmes of issues and ratings, helped to maintain Santander’s strong participation in developed wholesale markets even in periods of maximum requirements such as 2011-2012.

Of note in this period was the United Kingdom’s issuance capacity, the re-launch of the activity of large Latin American countries and the incorporation of new units to the pool of the Group’s important issues, both in the United States (issues from its holding and securitisations of the specialised consumer unit) as well as in Europe. In this continent, Santander Consumer Finance extended its activity of issues and securitisations to new markets such as the Nordic countries, converting its units into pioneers of auto finance securitisation and laying the foundations to advance in their self-funding.

In general, this wholesale activity has been modulated in each unit on the basis of the requirements of regulation, the generation of internal funds of business and decisions to ensure sufficient liquidity reserves, A good example is Spain where, despite the strong generation of liquidity from the aforementioned business and the capacity of recourse to the European Central Bank, the Group has implemented a conservative issuance policy. Over the last four years, with two years of maximum tension and two of softening, Santander has issued close to EUR 50,000 million of medium and long term debt, backed by the strength of the brand and Santander’s credit quality.

•	Ensure a sufficient volume of assets that can be discounted in central banks as part of the liquidity reserve (as defined on page 256 of this section) to cater for stress situations in wholesale markets.

The Group has significantly increased its total discounting capacity in the last few years from EUR 85,000 million at the end of 2008 to close to EUR 170,000 million. This volume at the end of 2014 almost doubled the commercial gap (i.e. the difference between net loans and deposits), following the reduction in the gap due to the aforementioned business dynamics.

The growth in the volume that can be discounted is due to a strategy coordinated at the Group level during the crisis and conducted by subsidiaries to generate assets that can be discounted and which offset the reduction in the value of guarantees, as a result of the downgrading of ratings, particularly of sovereign debt and related assets. A large part of this total discounting capacity is concentrated in units in the euro zone following the extraordinary measures implemented by the European Central Bank (ECB) in 2011 and 2012 (basically, increased collateral and three-year liquidity auctions) to ensure the area’s liquidity buffer.

During 2012, and faced with the tensions in the euro markets, Santander pursued a prudent strategy of depositing in the central banks of the Eurosystem most of the funds raised in the three-year auctions, as an immediate liquidity reserve, while maintaining a very limited global net borrowing position. The reduction in tensions enabled the Group in 2013 to return to the ECB all the funds borrowed from Spain in the three-year auctions. Net recourse at the end of the year was at a five-year low, mainly concentrated in Portugal.

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In the fourth quarter of 2014, and within the ECB’s strategy of promoting credit and contributing to a sustained recovery in the euro zone, the Group’s units in the area (parent bank, Portugal and SCF) took part in the auctions of TLTROs, taking the maximum volume of funds available (EUR 8,200 million, overall). These funds and those to be obtained in successive quarterly auctions during 2015 and 2016 will facilitate the financing of household consumption and lending to business activities.

All these development of businesses and markets, made on the foundations of a solid liquidity management model, enabled Santander to enjoy today a very robust funding structure. The basic features of this structure are:

•	High relative share of customer deposits in an essentially retail banking balance sheet.

Customer deposits are the main source of the Group’s funding. They represent around two-thirds of the Group’s net funding (i.e. of the balance of liquidity) and 88% of net loans at the end of 2014.

They are also very stable funds given their origin of mainly business with retail customers (84% of the Group’s deposits come from retail and private banks and the remaining 16% from large corporate and institutional clients).

•	Diversified wholesale funding focused on the medium and long term and with a very small relative share of short term.

Medium and long term wholesale funding accounts for 21% of the Group’s net funding and comfortably covers the rest of lending not financed by customer deposits (commercial gap).

This funding is well balanced by instruments (approximately 1/3 senior debt, 1/3 securitisations and structured with guarantees, 1/4 covered bonds and the rest preferred shares and subordinated debt) and also by markets so that those with the highest weight in issues are those where investor activity is the stronger.

The charts showing the geographic distribution of customer loans and of medium and long term funding are set out below so that their similarity can be appreciated.

The bulk of medium and long term wholesale funding consists of debt issues. Their outstanding balance at the end of 2014 was EUR 140,000 million nominal, with an adequate profile of maturities (average maturity of 3.5 years).

Its recent evolution reflects, on the one hand, the impact of the euro’s depreciation against the main currencies and, on the other, the greater recourse to markets in 2014 with the capturing of funds higher than the year’s maturities and amortisations. The distribution by instruments, the evolution over the last three years and their maturity profile was as follows.

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Table 80. Medium and long term debt issues, Grupo Santander

Million euros

	Evolution of outstanding balances in nominal value
	December 2014	December 2013	December 2012
Preferred shares	7,340	4,376	4,765
Subordinated debt	8,360	10,030	11,004
Senior debt	68,457	60,195	69,916
Covered bonds	56,189	58,188	67,468

Total*	140,346	132,789	153,152

	Distribution by maturity. December 2014*
	0-1	1-3	3-6	6-9	9-12	12-24	2-5	Over 5
	month	months	months	months	months	months	years	years	Total
Preferred shares	0	0	0	0	0	0	0	7,340	7,340
Subordinated debt	0	0	0	0	152	1,682	3,352	3,173	8,360
Senior debt	1,470	4,066	7,092	2,931	6,313	16,808	21,386	8,392	68,457
Covered bonds	2,842	5,549	2,250	894	2,389	9,303	15,478	17,484	56,189

Total*	4,312	9,615	9,342	3,825	8,854	27,793	40,216	36,388	140,346

*	In the case of issues with put option in favour of the holder, the maturity of the put option will be considered instead of the contractual maturity.

Note: the entire senior debt issued by the Group’s subsidiaries does not have additional guarantees.

As well as debt issues, the medium and long term wholesale funding is completed by lines from the Federal Home Loan Banks in the US (around EUR 8,000 million) and by funds obtained from securitisation activities. The latter includes securitisation bonds placed in the market, collateralised financing and other special ones for a total amount of close to EUR 55,000 million and an average maturity of more than two years.

The wholesale funding of short-term issuance programmes is a marginal part of the structure as it accounts for less than 2% of net funding, which is related to treasury activities and is well covered by liquid financial assets.

The outstanding balance at the end of 2014 was EUR 21,400 million, mainly captured by the UK unit and the parent bank through existing issuance programmes: various programmes of CDs and commercial paper of the UK (49%); European commercial paper and US commercial paper and domestic programmes of the parent bank (22%), and from other units (29%).

In short, Santander enjoys a very solid and robust financing structure based on an essentially retail banking balance sheet that enables the Grupo Santander to cover comfortably its structural liquidity needs (loans and fixed assets) with permanent structural funds (deposits, medium and long term funding and equity), which generates a large surplus of structural liquidity.

10.2.2. Evolution of liquidity in 2014

The key aspects of liquidity in 2014 were:

•	Comfortable liquidity ratios, backed by a balanced commercial activity at constant perimeter and a greater capturing of medium and long term wholesale funds (+44% more than 2013), which absorb credit growth.

•	Compliance ahead of schedule with regulatory ratios: at the end of 2014, LCR levels of more than 100%, both at the level of the Group and its subsidiaries, compared to a minimum requirement of 60% as of October 2015.

•	High liquidity reserve, stronger than 2013 in quantity (EUR 227,000 million) and quality (45% of the total are high quality liquid assets).

•	Reduced weight of encumbered assets in structural medium and long term funding operations, around 13% of the Group’s extended balance sheet (European Banking Authority criteria, EBA) at the end of 2014.

From the funding standpoint, 2014 saw a further improvement in markets compared to previous years. The advances mainly occurred in the first half of the year when, in an environment of recovery, particularly in mature economies, the global perception of risk decreased notably, stock market indices rose and the risk premiums of public and private debt fell substantially. This produced an even more fluid access to markets, both for banks as well as large companies, and a lower competitive pressure for retail deposits.

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This performance, mainly due to central banks’ very accommodating monetary policies with ample liquidity and interest rates at historic lows (even negative in the euro zone for the European Central Bank’s deposit facility), led to the consequent search for profitability. Another important determinant was the progress made in European banking union and the idea that the most extreme risks were over.

In the second half of the year, there was a correction and a greater differentiation of risk according to the nature of assets and each economy’s prospects, all conditioned by the downgrading of global growth forecasts, the end of the asset buying programme in the United States and the sharp fall in commodity prices (particularly, oil). The markets continued to offer high maturities and good spreads to the best risks.

In this context Santander maintained its comfortable liquidity position in 2014, reflected in four basic aspects:

i. Basic liquidity ratios at comfortable levels

The table shows the evolution in the last few years of the basic metrics for monitoring liquidity at the Group level:

Table 81. Grupo Santander monitoring metrics

	2008	2012	2013	2014
Net loans/net assets*	79%	75%	74%	74%
Net loan-to-deposit ratio (LTD ratio)	150%	113%	112%	113%
Customer deposits and medium and long term funding/net loans	104%	117%	118%	116%
Short term wholesale funding/net liabilities*	7%	2%	2%	2%
Structural liquidity surplus (% /net liabilities*)	4%	16%	16%	15%

*	Balance sheet for liquidity management purposes.

Note: in 2012 and 2013 customer deposits include retail commercial paper in Spain (excluding short term wholesale funding). The 2012 and 2013 ratios include SCUSA by global integration, the same as in 2014.

At the end of 2014, and compared to 2013, Grupo Santander registered:

•	A stable ratio of net loans/net assets (total assets less trading derivatives and interbank balances) at 74%, as a result of the improvement in credit, following the end of deleveraging in mature markets and the increased perimeter. Its high level in comparison with European competitors reflects the retail nature of Grupo Santander’s balance sheet.
•	Slight rise in the net loan-to-deposit ratio (LTD ratio) to 113% (112% in 2013), which remains at very comfortable levels (below 120%). This evolution shows the recovery of credit in mature markets, both organic as well as inorganic (incorporation of consumer businesses in Europe) and the greater focus on optimising the cost of retail deposits in countries with low interest rates.

•	Slight decline in the ratio of customer deposits and medium- and long-term financing/lending, and for similar reasons to the LTD case, given that the rise in the Group’s capturing of wholesale funds was also lower than that in lending. The ratio was 116% (118% in 2013), well above the average of the last few years (2008-13: 112%).

•	The reduced recourse in the Group to short term wholesale funding was maintained. The ratio was around 2%, in line with previous years.

•	Lastly, the Group’s structural surplus (i.e., the excess of structural funding resources - deposits, medium- and long-term funding and capital - over structural liquidity needs - fixed assets and loans) continued to rise in 2014 to an average balance of EUR 158,000 million, 8% more than in 2013.

This structural surplus at the end of 2014 stood at EUR 153,000 million on a consolidated basis and consists of fixed-income assets (EUR 151,000 million), equities (EUR 14,000 million) and net interbank deposits (EUR 9,000 million) in other credit institutions and central banks, partly offset by short-term wholesale funding (EUR 21,000 million). In relative terms, the total volume represented 15.4% of the Group’s net liabilities, a similar level to that at the end of 2013.

In short, Grupo Santander had a comfortable liquidity position at the end of 2014, as a result of the evolution in the subsidiaries. Only one of the units, SCF, increased its LTD considerably over 2013, due to integration of businesses. However, its greater effort in issues and securitisations enabled the ratio of customer deposits and medium- and long-term financing/net lending to remain stable.

The rest of units remained stable or improved their liquidity positions. Of note among those that improved the most was Portugal which, together with a deleveraging process in its final phases, took advantage of the flight to quality to capture retail deposits and access markets ahead of its competitors.

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The table below sets out the most frequently used liquidity ratios for Santander’s main units at the end of 2014:

Table 82. Liquidity ratios for the main units

%. December 2014

	Net loan-to-	Deposits+M & LT
	deposit ratio	funding/net loans
Spain	88%	155%
Portugal	97%	115%
Santander Consumer Finance	196%	73%
Poland	84%	122%
UK	124%	107%
Brazil	109%	121%
Mexico	90%	117%
Chile	131%	99%
Argentina	81%	125%
US	144%	106%

Total Group	113%	116%

Note: in Spain, including retail commercial paper in deposits.

Generally speaking, there were two drivers in 2014 behind the evolution of the Group’s liquidity and that of its subsidiaries:

1.	Arise in the commercial gap, after several years of declines, due to the perimeter and reduced deleveraging in mature markets.

2.	More intense issuance activity, particularly by the European units, in a more favourable situation of wholesale markets.

As regards the first driver, the Group increased its gap between net credits and deposits by EUR 13,500 million. The greater differential was largely due to three large units: UK, US and Santander Consumer Finance.

The first two, liquidity generators in the years before the deleveraging of their economies, registered growth in lending in 2014 in environments of strong recovery. SCF also reflects the consumer recovery in Europe, although it is still weak, and, above all, the incorporations to its business perimeter in Spain and in Nordic countries.

The rest of mature European units, such as Spain and Portugal, still show the impact of deleveraging on lending although at a much slower pace (in Spain it is even increasing if repos are excluded).

Meanwhile, growth in deposits in mature markets continued although at a slower pace, as a result of a greater focus on reducing the cost of deposits, as the main driver for recovering net interest income in environments of interest rates at minimums. This management led to rises in demand deposits and shifts of expensive deposits to mutual funds, strategies favoured by the improvement in markets and reduced competition for retail savings in an environment of high wholesale liquidity.

In Latin American units, the balanced growth of loans and deposits hides slight differences by countries: rises in the commercial gap in Mexico and Chile, well covered by the good starting position and the growing access to markets, compared to liquidity generation in Brazil and Argentina, in lower growth environments.

The second driver is the greater recourse to medium and long term funding. Following the decline in 2013 due to the surplus liquidity generated by commercial businesses, in 2014 the Group’s subsidiaries, particularly the European ones, took advantage of the easing of markets and central banks’ liquidity injections to increase this volume. The Group captured EUR 52,000 million in medium and long-term wholesale markets, 44% more than in 2013.

Medium and long-term fixed-income issues (senior debt, covered bonds, subordinated debt and preferred shares) were the ones that increased the most (+70% to more than EUR 38,000 million), with a greater weight of senior debt than covered bonds (two-thirds of the total). Spain was the largest issuer, followed by UK and Santander Consumer Finance’s units (the three accounted for 79% of that issued).

The remaining EUR 13,400 million of medium and long-term funding corresponded to activities related to securitisations and funding with guarantees, and remained stable. The specialised consumer credit units in US and Europe represented 90% of the total.

All units operating in mature markets increased their wholesale fund capturing in line with the aforementioned trends. Latin American countries, on the other hand, reduced their capturing in an environment of markets very influenced by the end of the Federal Reserve’s asset purchase programme.

United Kingdom and Spain registered the strongest growth. In the first case, due to the return to lending growth and the improvement in the regulatory ratios which more than doubled the long-term senior debt issues (average life of 5 years). In the case of the parent bank, due to three Additional Tier 1 issues to reinforce and optimise the Group’s capital ratios, and the issue of very long term covered bonds (10 and 20 years), the first made at these maturities since the onset of the crisis in a favourable market environment.

In United States, SCUSA continued to increase its securitisation activity and its recourse to warehouse lines to fund the strong growth in new lending and portfolio. Santander Consumer Finance notched up a new record, capturing more than EUR 7,600 million (+24%), with a greater weight of senior debt than securitisations and funding with guarantees. These funds represented 30% of the year’s total capturing.

These four units accounted for 85% of the medium and long-term finding obtained in 2014. The chart below sets out in greater detail their distribution by instruments and geographic areas:

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In short, Grupo Santander maintained comfortable access to the various markets in which it operates, strengthened by the incorporation of new issuance units. It made issues and securitisations in 2014 in 13 currencies, in which 18 issuers from 15 countries participated and with an average maturity of around 3.8 years, slightly higher than in 2013.

ii. Compliance ahead of schedule with regulatory coefficients

Under its liquidity management model, Grupo Santander has been managing in the last few years the launch, monitoring and compliance ahead of schedule of the new liquidity requirements established by international financial regulations.

Liquidity coverage ratio (LCR)

In 2014, and after approval by the Basel Committee of the final definition of the liquidity coverage ratio (LCR), the delegated act of the European Commission was adopted which, in the CRDIV sphere, defined the criteria for calculating and implementing this metric in the European Union. In a new development, implementation was delayed until October 2015, although the initial compliance level of 60% was maintained. This percentage will be gradually increased to 100% in 2018.

The good starting position of short-term liquidity combined with autonomous management of the ratio in all the big units enabled compliance levels of more than 100% to be maintained throughout the year, at both the consolidated as well as individual levels in all of them.

Net stable funding ratio (NSFR)

The final definition of the net stable funding ratio was approved by the Basel Committee in October 2014, and is pending transposition to local regulations. This ratio will come into force as of January 1, 2018.

As regards the ratio, Santander benefits from a high weight of customer deposits, which are more stable, permanent liquidity needs derived from the commercial activity funded by medium and long-term instruments and limited recourse to short-term funds. All of this enables it to maintain a balanced liquidity structure, which is reflected in NSFR ratio levels that, at Group level as well as for most of the subsidiaries, were above 100% at the end of 2014.

In short, management and the liquidity level enable the Group and the main subsidiaries to meet ahead of schedule both regulatory metrics by the Group and its main subsidiaries, well ahead of the legal requirements.

iii. Strengthened position with a high liquidity reserve

This is the third main aspect reflecting the Group’s comfortable liquidity position during 2014.

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The liquidity reserve is the total of the highly liquid assets of the Group and its subsidiaries. It serves as a last resort recourse at times of maximum stress in markets, when it is impossible to obtain funding with adequate maturities and prices.

As a result, this reserve includes deposits in central banks and cash, unencumbered sovereign debt, the discounting capacity in central banks, as well as those assets eligible as collateral and undrawn credit lines in official institutions (Federal Home Loans Banks in US). All of this reinforces the solid liquidity position that Santander’s business model (diversified, retail banking focus, autonomous subsidiaries) confers on the Group and its subsidiaries.

At the end of 2014, Grupo Santander’s liquidity reserve amounted to EUR 230,000 million, 15% higher than in 2013 and 4% above the year’s average. This volume represents 26% of the total Group’s external funding in net terms and more than 100% of the total wholesale funds captured (short, medium and long term). The structure of this volume by type of asset according to the effective value (net of haircuts) was as follows:

Table 83. Liquidity reserve at 31/12/2014

Effective value (net of haircuts) in million euros

		Average
	31/12/2014	2014	31/12/2013
Cash and holdings at central banks	47,654	46,584	45,091
Unencumbered sovereign debt	52,884	50,056	36,382
Undrawn credit lines granted by central banks	115,105	111,215	107,520
Assets eligible as collateral and undrawn credit lines	14,314	13,060	10,757

Liquidity reserve	229,957	220,915	199,750

Note: the reserve excludes other assets of high liquidity such as listed fixed income and equity portfolios.

This increase was accompanied by a qualitative rise in the Group’s liquidity reserve, derived from the differentiated evolution by its assets. The first two categories (cash and deposits in central banks+ unencumbered sovereign debt), the most liquid (or high quality liquidity assets in Basel’s terminology, as first line of liquidity) increased more than the average. They rose by EUR 19,000 million, lifting their share of total reserves at the end of the year to 44% (41% in 2013).

Also noteworthy was the increased discounting capacity in central banks during 2014, in line with the strategy developed by the Group and its subsidiaries in the last few years. After reaching its maximum in September, it declined in the fourth quarter as a result of the use of TLTROs by the euro zone units (parent bank, Portugal, SCF), a trend which will continue in 2015.

All the main subsidiaries and management units increased their liquidity reserve volumes in absolute and relative terms, ensuring adequate reserve levels. Of note were the rises in volumes by SCF, Portugal and Poland, with the first two ending the year at levels that almost doubled the averages of 2013.

As regards its potential application, the main units covered with their liquidity reserve at least 75% of the wholesale funding captured at the end of 2014, with four units well over 100% (UK, Mexico, Poland and Portugal). Only two, SCF and Chile, had lower coverage levels although comfortable (34% and 62%, respectively), which continued to increase during the year.

Within the autonomy conferred by the funding model, each subsidiary maintains a composition of assets of its liquidity reserve adequate for its business and market conditions (for example, capacity to mobilise their assets, recourse to additional discounting lines such as in the US). Most of the assets are denominated in the currency of the country, and so there are no restrictions on their use.

iv. Asset encumbrance

Lastly, it is worth pointing out Grupo Santander’s moderate use of assets as a guarantee in the balance sheet’s structural funding sources.

In line with the guidelines established by the European Banking Authority (EBA) in 2014, the concept of asset encumbrance includes both assets on the balance sheet contributed as guarantee in operations to obtain liquidity as well as those off-balance sheet ones received and re-used with a similar purpose, as well as other assets associated with liabilities for different funding reasons.

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The table below sets out Grupo Santander’s information as required by the EBA at the end of:

Table 84. Grupo Santander. Assets

Billion euros

	Carrying amount of	Fair value of	Carrying amount of	Fair value of
	encumbered assets	encumbered assets	unencumbered assets	unencumbered assets
Assets	296.0		970.3
Loans and loans on demand	186.3		692.1
Equity instruments	7.4	7.4	11.4	11.4
Debt securities	84.2	84.2	92.2	92.2
Other assets	18.1		174.7

Table 85. Grupo Santander. Collateral received

Billion euros

		Fair value of collateral
	Fair value of encumbered	received or own debt
	collateral received or own	securities issued available
	debt securities issued	for encumbrance
Collateral received by the reporting institution	57.5	37.4
Loans and loans on demand	1.6	0.3
Equity instruments	1.8	0.6
Debt securities	54.2	31.4
Other collateral received	0.0	5.3
Own debt securities issued other than own covered bonds or ABSs	0.0	0.0

Table 86. Grupo Santander. Encumbered assets and collateral received and associated liabilities

Billion euros

Assets and collateral
received, including own
	Matching liabilities,	debt securities issued
	contingent liabilities	other than covered bonds
	or securities lent	or ABSs encumbered
Total sources of encoumbrance	291.7	353.5

On balance sheet asset encumbrance amounted to EUR 296.0 billion, close to two-thirds of which are loans (mortgages, corporate). Off-balance sheet asset encumbrance was EUR 57.5 billion and mainly relates to debt securities received in guarantees in operations to acquire assets and which were re-used. The total for the two categories was EUR 353.5 billion, which gave rise to a volume of associated liabilities of EUR 291.7 billion.

At the end of 2014, total asset encumbrance in financing operations represented 26% of the Group’s extended balance sheet under EBA criteria (total assets plus guarantees received: EUR 1,361 billion).

It is necessary to distinguish within them the different nature of the sources of encumbrance as well as their role in funding the Group:

•	50% of the total of asset encumbrance corresponds to guarantees contributed in medium and long-term funding operations (with an average maturity of more than two years)to finance the balance sheet’s commercial activity. This puts the level of asset encumbrance understood as “structural” at 13% of the extended balance sheet using EBA criteria.
•	The other 50% corresponds to short-term market operations (with an average maturity of less than three months) or guarantees contributed in operations with derivatives and whose purpose is not to finance the ordinary activity of businesses but efficient management of short-term liquidity.

Lastly, and in relation to 2013, it should be noted that total asset encumbrance increased significantly due to methodological and perimeter changes. Specifically, the widening of the definition of encumbrance applied by the EBA and the consolidation by global integration of Santander Consumer USA (unit specialised in consumer finance and almost entirely funded by securitisations and guaranteed credit lines) explain more than three-quarters of the change. To this must be added the greater recourse to the European Central Bank’s conditioned long-term funding (TLTROs).

Of note is that the volume of asset encumbrance in medium and long term funding operations (“structural”) remained stable on a like-for-like basis.

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10.3. Funding outlook for 2015

Grupo Santander began 2015 with a comfortable liquidity position in an environment of more favourable markets due to recovery expectations and stability, although not free of risks, and due to the large liquidity injections started by the European Central Bank, via auctions and public debt purchases, which will last until the middle of 2016.

With maturities which can be assumed in the coming quarters, due to the reduced weight of short term and a dynamic of medium and long term issues similar to that of a year ago, the Group will manage these needs in each country together with the specific ones of each business, including the envisaged incorporation of new portfolios and businesses, particularly consumer business in Europe.

The envisaged scenario of stronger growth with low interest rates will generate liquidity needs in many units in both mature and emerging countries, in some cases from the recovery in lending and in others from profit-making of liability positions.

In order to cover these greater commercial needs, the units ended 2014 with surplus positions in most cases. They also have ample access to wholesale markets, which are currently offering higher maturities and lower spreads than in previous years, particularly in Europe due to the European Central Bank’s quantitative easing. All of this will enable the Group’s subsidiaries to maintain appropriate liquidity structures for their balance sheets.

Spain fits this description. With a surplus of deposits over loans, a moderate recovery in lending is envisaged after a long period of deleveraging, while continuing to focus on optimising the cost of the funds. This could require the use of part of the existing surplus of the ECB’s long-term conditioned liquidity (TLTROs) and, if the market conditions in maturities and interest rates remain favourable, greater recourse to wholesale funding.

A similar description can be applied to the unit in Portugal, although with some mismatch regarding the evolution in Spain derived from the less intensive economic recovery and the high existing needs of deleveraging.

Of note in the rest of European units will be the increasing activity Santander Consumer Finance’s issues and securitisations, backed by the strength of its business and the quality of its assets. In 2015, as already commented on, the consolidation of new portfolios will require a greater dependence of the rest of the Group on short term funds. On the other hand, Poland, without maturities of wholesale issues in the market and with a surplus of deposits over loans, will concentrate on maintaining this comfortable situation while improving the profitability of its deposits.

In the UK, the good performance of commercial activity and the capturing of clients will strengthen the deposit base as the basic source of credit growth. The favourable situation of wholesale markets will make it possible to optimise the unit’s wide borrowing positions in the medium and long term. The United States, also with balanced growth in loans and deposits, will focus its activity on diversifying its wholesale funding sources, both in Santander Bank as well as SCUSA, which will contribute to reducing its degree of leveraging with respect to the funds guaranteed.

In Latin America, as in 2013, the emphasis will remain on deposits for funding business activities while strengthening issuance in wholesale markets opened to the Group’s big units.

In addition, and at Group level, Santander maintains its long-term plan to issue funds eligible as capital. Begun in 2014 in order to strengthen regulatory ratios efficiently as well as increase its total capacity to absorb losses, this issuance plan could mean new requirements for the market in 2015 if adequate conditions concur.

Under this general framework, the Group’s various units took advantage of the good conditions in the markets at the beginning of 2015 to make issues and securitisations at very tight spreads, capturing more than EUR 4,000 million in January. To this is added the liquidity from the Group’s capital increase in the same month, lifting total liquidity captured in the market to more than EUR 11,500 million.

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PILLAR III DISCLOSURES OPERATIONAL RISK

11. Operational Risk

11.1. Definition and objectives

Grupo Santander defines operational risk (OR) as the risk of losses from defects or failures in its internal processes, employees or systems, or those arising from unforeseen circumstances.

Operational risk is inherent to all products, activities, processes and systems and is generated in all business and support areas. For this reason, all employees are responsible for managing and controlling the operational risks generated in their sphere of action.

The Group’s objective in control and management of operational risk is to identify, measure/valuate, control/mitigate, monitor and communicate this risk.

The Group’s priority is to identify and eliminate risk focuses, regardless of whether they produce losses or not. Measurement also helps to establish priorities in management of operational risk.

Grupo Santander has been using the standard method envisaged in BIS II rules for calculating regulatory capital by operational risk. During 2014, however, the Group started a project to evolve toward a focus of advanced models (AMAs), for which it already has met most of the regulatory requirements. It is important to note that the priority in operational risk management continues to centre on its mitigation.

The report on Prudential Significance/Pillar III in section 5 includes information on calculating the equity requirements by operational risk.

11.2. Management model and control of operational risk

11.2.1. Management cycle of operational risk

The Group’s operational risk management incorporates the following elements:

The various phases of the operational risk management and control model are:

•	Identify the operational risk inherent in all the Group’s activities, products, processes and systems.

•	Define the target profile of operational risk, specifying the strategies by unit and time frame, the OR appetite and tolerance and monitoring.

•	Promote the involvement of all employees in the operational risk culture, through adequate training at all spheres and levels.

•	Measure and assess the operational risk objectively, continuously and coherent with the regulatory standards (Basel, Bank of Spain) and the sector.

•	Continuously monitor the exposure of operational risk, implement control procedures, improve internal knowledge and mitigate losses.

•	Establish mitigation measures that eliminate or minimise operational risk.

•	Produce regular reports on the exposure to operational risk and the level of control for senior management and the Group’s areas/units, as well as inform the market and regulatory bodies.

•	Define and implement the methodology needed to calculate the capital in terms of expected and unexpected loss.

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For each of the aforementioned processes, the following are needed:

•	Define and implement systems that enable operational risk exposure, integrated into the Group’s daily management, to be monitored and controlled, taking advantage of the existing technology and achieving the maximum computerisation of applications.

•	Define and document the policies for managing and controlling operational risk, and install management tools for this risk in accordance with the rules and best practices.

Grupo Santander’s operational risk management model contributes the following advantages:

•	Promotes development of an operational risk culture.

•	Allows comprehensive and effective management of operational risk (identification, measurement/assessment, control/mitigation and information).

•	Improves knowledge of existing and potential operational risks and assigns responsibility for them to the business and support lines.

•	Operational risk information helps to improve the processes and controls, reduce losses and the volatility of revenues.

•	Facilitates the establishment of operational risk appetite limits.

11.2.2. Model of identification, measurement and risk assessment

A series of quantitative and qualitative corporate techniques/ tools has been defined to measure and assess technological and operational risk, which are combined to make a diagnosis (on the basis of the risks identified) and obtain an assessment (through measurement/evaluation) of the area/unit.

The quantitative analysis of this risk is carried out mainly with tools that register and quantify the level of losses associated with operational risk events.

•	An internal database of events, whose objective is to capture all the Group’s losses from operational risk. The capturing of events related to operational risk is not restricted by setting thresholds (i.e. there are no exclusions for reasons of amount) and there are both events with accounting impact (including positive effects) as well as non-accounting ones.

There are accounting conciliation processes to guarantee the quality of the information gathered in the databases. The main events of the Group and of each operational risk unit are particularly documented and reviewed.

•	An external database of events, as the Grupo Santander participates in international consortiums, such as the Operational Risk Exchange (ORX). The use of external data bases was strengthened in 2014, which provide quantitative and qualitative information, enabling a more detailed and structured analysis of the events produced in the sector.
•	Analysis of OR scenarios. An expert opinion is obtained from the business lines and from the risk and control managers whose purpose is to identify potential events with a very low probability of occurring, but which could mean a very high loss for an institution. Their possible effect is assessed and extra controls and mitigating measures identified that reduce the eventuality of a high economic impact.

Meanwhile and as a relevant part of the process of the evolution toward advanced models (AMA), a corporate methodology of scenarios was developed during 2014, which was implemented in Spain and Brazil. The UK is already developing operational risk scenarios. The Group also continued to participate in the exercise led by the ORX consortium.

•	Capital calculation by the standard method.

The tools defined for qualitative analysis seek to assess aspects (coverage/exposure) linked to risk profile, enabling the existing environment of control to be captured.

These tools are mainly:

•	Map of processes and risks and self-assessment questions. An adequate evaluation of the risks, on the basis of the expert criterion of the managers, enables a qualitative view of the Group’s main focuses of risk to be obtained, regardless of having materialised before.

The Group’s units continued to make progress in exercises of risk self-evaluation. This tool bases its methodology on estimating inherent and residual loss and qualitative VaR according to the map of processes and risks. Specifically, the experts of the various business and support areas assess the risks associated with the processes and activities, estimating the average frequency of occurrence in the materialisation of risks, as well as the average severity. The exercise also incorporates evaluating the greatest loss, assessing the environment of control and linkage to reputational and regulatory risk. The information obtained is analysed locally and corporately and integrated within the strategy of reducing operational risk through measures to mitigate the main risks.

The corporate areas participated during 2014 in a pilot exercise, based on a methodology of workshops with the participation of risk managers and OR co-ordinators, in order to improve the Bank’s active participation. The result, in terms of inherent and residual loss for the area’s main risks, produced an improvement in the perception of risk of the first lines of defence at all levels (executive and management).

•	Corporate system of operational risk indicators, in continuous evolution and in coordination with the internal control area. They are various types of statistics or parameters that provide information on an institution’s exposure to risk. These indicators are regularly reviewed in order to alert them to changes that could reveal problems with risk.

•	Auditing recommendations. Relevant information is provided on inherent risk due to internal and external factors which enables weaknesses in the controls to be identified.

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•	Other specific instruments that enable a more detailed analysis of the technology risk such as, for example, control of critical incidents in systems and cyber-security events.

11.2.3. Implementation of the model and initiatives

Almost all the Group’s units are incorporated to the model and with a high degree of uniformity. However, due to the different pace of implementation, phases, schedules and the historical depth of the respective databases, the degree of progress varies from country to country.

The Group started a transformation project toward an AMA focus. During 2014, the state of the pillars of the OR model was analysed, both at the corporate level as well as in the relevant units, and a series of actions was planned in order to cover the management and regulatory expectations in the management and control of OR.

The main functions, activities and global initiatives adopted seek to ensure effective management of operational risk are:

•	Define and implement the operational risk framework.

•	Designate OR coordinators and create operational risk departments in the local units.

•	Training and interchange of experiences: continuation of best practices within the Group.

•	Foster mitigation plans: ensure control of implementation of corrective measures as well as ongoing projects.

•	Define policies and structures to minimise the impact on the Group of big disasters.

•	Maintain adequate control of activities carried out by third parties in order to meet potential critical situations.

•	Supply adequate information on this type of risk.

•	Develop a methodology to calculate the capital based on VaR models with a confidence interval of 99.9%.

The corporate function enhances management of technological risk, strengthening the following aspects among others:

•	Protection against and prevention of cyber attacks and in general aspects related to the security of information systems.

•	Foster contingency and business continuity plans.

•	Management of risk associated with the use of technologies (development and maintenance of applications, design, implementation and maintenance of technology platforms, output of computer processes, etc).

Following the approval in 2013 of the corporate framework for agreements with third parties and control of suppliers, applied to all the institutions where Grupo Santander has affective control, in 2014 work was begun on drawing up a model developing this framework and formulating the policies of homologation of suppliers, identifying the detail of the principles that will govern relations of the Group’s entities with suppliers, from the beginning to their termination, and paying particular attention to:

•	The decision to outsource new activities and services.

•	The selection of the supplier.

•	Establishing the rights and obligations of each of the parties.

•	Control of service and regular review of agreements made with suppliers.

•	The ending of agreements established.

The Group is in the process of implementing the model, analysing the current processes of the institutions in matters of control of suppliers, standardising certain controls and verifying compliance with the aspects defined in the model.

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11.2.4. System of operational risk information

The Group has a corporate information system that supports the operational risk management tools and facilitates information and reporting functions and needs at both the local and corporate levels.

This system has modules to register events, risks and assessment map, indicators, mitigation and reporting systems, and is applied to all the Group’s units.

The various areas that the platform covers are shown below:

As part of the establishment of advanced models, and taking into account the synergies that will be produced in the control sphere, the Group is in the process of installing a governance, risk and compliance tool (GRC) that supports comprehensivelyly not only operational risk management and control, but also the internal control and compliance functions.

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11.3. Evolution of the main metrics

As regards the databases of events, and after consolidating the information received, the evolution of net losses by Basel risk category in the last three years is set out in the chart below:

The evolution of losses by category shows a reduction in relative terms of external fraud and execution, delivery and management of processes, thanks to the measures taken for their mitigation.

The category of practices with clients, products and business – which includes customer complaints on erroneous marketing, incomplete information and inexact products – increased in relation to the rest of categories. However, despite the increase in the relative share of this category, the net losses were lower than in 2013. Of note among the main elements was the increase in judicial cases in Brazil, as well as compensation for clients in the UK (payment protection insurance). In the latter case, the complaints presented to the Group relate to a general problem in the UK banking sector, and the volume of complaints against the bank is considered proportionate to its market share. Although these events were sufficiently provisioned in 2011 by the Group, the settlements for these clients was maintained in 2014, in accordance with the planning by the unit.

In addition and, as a result of a judicial ruling that means a change in the interpretation of legislation, Santander Consumer Germany began to return to its clients management commissions linked to consumer credits. This event affected all the German banking sector.

1.	In accordance with local practice, employee compensation in Brazil is managed as part of the personnel cost without detriment to its treatment according to the categorisation applicable in the Basel operational risk framework, as a result of which it is not included.

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The chart below sets out the evolution of the number of operational risk events by Basel category over the last three years:

11.4. Mitigation measures

The Group has a stock of mitigation measures (500 active ones), established in response to the main risk sources, which have been identified by analysing the tools used to manage operational risk, as well as the organisational and development model and by implementing preventative policies and procedures for managing and controlling technology and operational risk.

The percentage of measures on the basis of the source and management tool, which identified the risk necessary to mitigate, was as follows:

*	The preventative policy concept includes measures from the corporate and local committees, the business continuation plan, training for employees and continuous improvement in the controls established.

These measures are turned into action plans which are then distributed in the following spheres:

The main mitigation measures centred on improving the security of customers in their usual operations, as well as continued improvements in processes and technology and in management for a sale of products and providing adequate services.

Regarding the reduction of fraud, the main specific measures were:

•	Electronic fraud:

•	Updating the corporate anti-fraud reference model in order to incorporate specific protection measures to mitigate the new patterns of fraud, as well as strengthen the measures already implemented.

2.	In accordance with local practice, employee compensation in Brazil is managed as part of the personnel cost without detriment to its treatment according to the categorisation applicable in the Basel operational risk framework, as a result of which it is not included.

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•	Deploy protection measures in the new channels/applications, such as the robust authentication mechanism in mobile banking, so that operations via these devices have a level of security analogous to that of online banking.

•	Fraud in the use of cards:

•	Continue to use chip cards (standard EMV), in line with the schedule established by the means of payment industry for each country, and issuing new cards based on encrypted algorithms that offer better protection against the current cloning techniques.

•	Application of more robust protocols to validate cards when used for purchases in shops.

•	As regards online shopping, we continued to install 3DSecure and mechanisms that enable authentication of transactions to be adapted according to a specific risk analysis.

•	Improved security in ATMs, including anti-skimming devices).

As regards measures relating to practices with clients, products and business, Grupo Santander establishes corporate policies for the marketing of products and services, as described in 12 Compliance and reputation risk management model.

Of particular note is the Trabalhar Bem (Work Well) project being developed in Brazil in order to provide a better service to the Bank’s clients and, with it, reduce the volume of incidents and complaints. This project incorporates various lines of action to improve marketing and customer protection practices: influence in the design decisions of products and services, analysis and solution of the incident that is the root of clients’ complaints, development of a single management and monitoring framework, and improvement in the protection networks in the points of contact.

Anti-cyber risk measures

The upward trend in the number and impact of incidents related to cyber security in 2014 was confirmed, affecting all types of companies and institutions including banks. This situation, which generates concern among entities and regulators, spurred preventative measures to be taken in order to be prepared for such attacks.

The Group developed an internal cyber security reference model, inspired in international standards (among others, the US NIST framework –National Institute of Standards and Technology). Implementing the cyber security strategy in the Group’s units resulted in various initiatives and lines of action, such as:

•	Assessment of the situation of each unit with regard to the reference internal model in order to identify improvement possibilities and prioritise points of action on cyber risks.

•	Strengthen the technological solutions and services to detect and prevent cyber attacks and information leaks, as well as the registry, correlation and management of security events.

•	Improve the security monitoring services (security operations centre) and widen the scope.

•	Participation in cyber exercises promoted by the National Institute of Cybersecurity to assess companies’ response to this type of incident.
•	Cooperation with international forums in order to identify the best practices and share information on threats.

Measures also began to be taken to update the training programmes in this sphere for the Group’s employees, which will lead to a new course in the e-learning platform in 2015. This course will give precise steps, as well as examples of the main patterns of cyber attacks and electronic fraud currently occurring.

In addition, observation and study of the events in the sector and in other industries, from an analytical standpoint, enables us to update and adapt our models to the emerging threats.

Lastly, we have prepared a global programme of insurance for cyber risk that covers the Group’s units against such events.

11.5. Business continuity plan

The Group has a business continuity management system (BCMS), which ensures that the business processes of our institutions continue to operate in the event of a disaster or serious incident.

The basic objective is to:

•	Minimise the possible damage from an interruption in normal business operations on people and financial and adverse business impacts for the Group.

•	Reduce the operational effects of a disaster, supplying a series of predefined and flexible guides and procedures to be used to relaunch and recover processes.

•	Renew business operations and associated support functions that are time sensitive, in order to achieve business continuity, stable profits and planned growth.

•	Re-establish technology operations and support for business operations that are time sensitive, in the event of existing technologies not working.

•	Protect the public image of and confidence in Grupo Santander.

•	Meet the Group’s obligations to its employees, customers, shareholders and other interested third parties.

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The Group continued to advance during 2014 in implementing and continuously improving its business continuity management system, placing particular emphasis on strengthening controls for monitoring the continuity plans of suppliers who provide services regarded as essential for the Bank.

11.6. Other aspects of control and monitoring of operational risk

Analysis and monitoring of controls in market operations

Due to the specific nature and complexity of financial markets, the Group considers it necessary to strengthen continuously operational control procedures of this activity. In 2014, it continued to improve the control model of this business, attaching particular importance to the following points:

•	Analyse the individual operations of each Treasury operator in order to detect possible anomalous behaviour.

•	Implementation of a new tool that enables compliance with the new requirements in recording and control of listening in to operations.

•	Strengthen controls on cancelling and modifying operations.

•	Strengthen controls on the contributions of prices to market indexes.

•	Develop extra controls to detect and prevent irregular operations.

•	Develop extra controls on access to systems registering front office operations (for example, with the purpose of detecting shared users).

The business is also undergoing a global transformation that involves modernising the technology platforms and operational processes which incorporate a robust control model, enabling the operational risk associated with business to be reduced.

Corporate information

The function of operational risk control has an operational risk management information system that provides data on the Group’s main elements of risk. The information available for each country/unit is the operational risk sphere is consolidated in such a way as to obtain a global vision with the following features:

•	Two levels of information: corporate with consolidated information and the other individualized for each country/unit.

•	Dissemination of the best practices between Grupo Santander’s countries/units, obtained through a combined study of the results of qualitative and quantitative analysis of operational risk.

Information on the following aspects is drawn up:

•	Grupo Santander’s operational risk management model and in the Group’s main units and countries.

•	Perimeter of operational risk management.

•	Monitoring of appetite metrics.

•	Analysis of the internal database of incidents and relevant external incidents.

•	Analysis of the main risks, detected via various sources of information, such as self-evaluation exercises of operational and technology risks.

•	Assessment and analysis of risk indicators.

•	Mitigating/active management measures

•	Business continuity and contingency plans.

This information is the basis for complying with the reporting needs to the executive risk committee, senior management, regulators, rating agencies, etc.

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Insurance in the management of operational risk

Grupo Santander regards insurance as a key element in management of operational risk. Common guidelines of co-ordination were established in 2014 among the various functions involved in the insurance management cycle which mitigate operational risk, mainly the areas of insurance itself and control of operational risk, but also the different areas of first line risk management.

These guidelines incorporate the following activities:

•	Identification of all those risks in the Group which can be the object of insurance coverage, including identification of new coverages of insurance on risks already identified in the market.

•	Establishment and implementation of criteria to quantify the risk to be insured, backed by analysis of losses and scenarios of losses that enable the Group’s level of exposure to each risk to be determined.

•	Analysis of coverage available in the insurance market, as well as preliminary design of the conditions that best adjust to previously identified and assessed needs.

•	Technical assessment of the protection level provided by the policy, costs and levels of retention that the Group will assume (franchises and other elements at the responsibility of the insured) in order to decide on their contracting.

•	Negotiating with suppliers and awarding of contracts in accordance with the procedures established by the Group.

•	Monitoring of incidents declared in the policies, as well as of those not declared or not recovered by an incorrect declaration.

•	Analysis of the adequacy of the Group’s policies to risks covered, taking the opportune corrective measures for the shortcomings detected.

•	Close cooperation between local operational risk executives and local coordinators of insurance to strengthen mitigation of operational risk.

•	Regular meetings on specific activities, states of situation and projects in both areas.

•	Active participation of both areas in the unit for global sourcing of insurance, the Group’s maximum technical body for defining coverage strategies and contracting insurance.

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12. Compliance, conduct and reputational risk

12.1. Definitions and objective

The compliance risk is the risk of receiving economic or other sanctions, or other types of disciplinary measures imposed by supervisory bodies for not complying with laws, regulations, rules, standards of self-regulation or codes of conduct applicable to the activity developed.

Conduct risk is that caused by inadequate practices in the Bank’s relations with its clients, the treatment and products offered to clients and the suitability and appropiateness of them to each specific client.

Reputational risk is the risk of damage in the perception of the Bank by public opinion, its clients, investors or any other interested party.

The Group’s objective in the sphere of managing compliance and conduct risks is: (i) to minimise the probability that irregularities occur; and (ii) that the irregularities that could eventually occur are identified, reported and those that could eventually occur are identified, reported and quickly resolved. As for reputational risk, bearing in mind the diversity of sources from which it can arise, the objective of management is to identify them and ensure that they are duly tended to so that their probability is reduced and the eventual impact is mitigated.

12.2. Corporate governance and the organisational model

In the exercise of its general function of supervision, the Bank’s board is responsible for approving the general policy of risks. In the sphere of compliance, conduct and reputational risk, the board is holder of the Group’s General Code of Conduct, the global policy for the prevention of money laundering and the financing of terrorism and the marketing policy for products and services.

Reporting on the compliance function to the board will de done as follows: (i) in a permanent way and directly via an executive vice-chairman of the board who supervises Grupo Santander’s compliance function; and (ii) via the report presented monthly to the risk supervision, regulation and compliance committee. This committee supports and advises the board regarding the Group’s relationship with the supervisors and regulators of the countries in which the Group operates, as well as on the supervision of the codes and rules of an internal nature.

At its meeting on January 16, 2015, the board agreed to appoint an executive vice-chairman of the board to whom the compliance function reports, in accordance with the regulatory recommendations on corporate governance.

In addition and in order to strengthen the importance of the compliance function, the executive committee, at its meeting on February 2, 2015, agreed to appoint an executive vice-president as chief compliance officer.

As collegiate bodies with basic powers in this sphere, there are the corporate committees of regulatory compliance, analysis and resolution and marketing (the latter two, specialised in their respective spheres: anti-money laundering and marketing of products and services), with a global reach (all countries/all businesses) and replicated at the local level.

The risk division supervises the control framework applied in the compliance sphere, from both the area of comprehensive control and internal validation of risks, in the exercise of its functions of supporting the executive risk committee, as well as from the non-financial risk control area created in 2013.

The organisational model revolves around the corporate area of compliance and reputational risk, which is responsible for managing the Group’s compliance, conduct and reputational risks. Within the area is the corporate office of risk management of regulatory compliance, the corporate office of conduct risk management and the corporate unit of financial intelligence (CUFI), with anti-money laundering and terrorist financing powers. This structure is replicated in all local units and also in global businesses, having established the opportune functional reports for the corporate area.

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12.3. Risk appetite model and exercise of regulatory risk assessment

The Group’s risk appetite model applicable to compliance and conduct risks is characterised by the following three elements:

•	It stems from a zero appetite declaration for the sphere of compliance and conduct risk.

•	The Group’s objective is to minimise compliance and conduct risk incidents. Systematic monitoring is carried out via the compliance and conduct risk indicator resulting from assessment matrices prepared for each country.

•	Quarterly monitoring of the risk level is conducted country by country.

The assessment matrix is fed with data from the communications received every month from the various supervisors. Each one of these communications is assigned a score on the basis of the risk they represent as regards: (i) costs from fines; (ii) costs of reorganising processes; and (iii) the impact on the brand and reputational risk. These assessments are supplemented by ratings of internal audit in the compliance sphere. Each local unit is assigned a weighting depending on its attributable profit and volume of assets, with which a complete score for the Group is obtained.

The corporate area of compliance assessed regulatory risk (risk assessment) in 2014, focusing on the Group’s main countries. This exercise, which stems from identifying regulatory obligations that affect the Group’s units, was based on the risk assessment of each obligation, conducted in two phases: the first, of the so called inherent risk, which comes from the very activity of business, and the second, residual risk, once the impact of controls is taken into account.

This regulatory risk assessment exercise will complement the risk appetite model, contributing new metrics.

12.4. Risk management model

The main responsibility of compliance and reputational risk management is shared between the function of compliance and reputational risk and the different business and support units that conduct the activities that give rise to risk. The responsibility for developing corporate policies throughout the Group, establishing controls and monitoring and verifying their application, as well as reporting incidents, lies with the compliance function and reputational risk, which is also responsible for advising senior management in this sphere and for fostering a compliance culture, all of this in the framework of an annual programme whose effectiveness is regularly assessed.

The function directly manages the basic components of these risks (money-laundering, codes of conduct, marketing of products, etc) and ensures that the rest is duly tended to by the corresponding unit of the Group (responsible financing, data protection, customers’ complaints, etc), having established the opportune control and verification systems.

The correct execution of the risk management model is supervised by the comprehensive control and internal validation of risk area. At the same time, within its functions, internal audit carries out the tests and reviews required to ensure that the rules and procedures established in the Group are being fulfilled.

The general code of conduct is the central element of the Group’s compliance programme. This code, which enshrines the ethical principles and rules of conduct that must govern the actions of all Grupo Santander’s employees, is complemented in certain matters by the rules that are in codes and sector manuals42.

The code also establishes: i) the functions and responsibilities in matters of compliance of the governance organs and of the Group’s management areas affected; ii) the rules that regulate the consequences of non-compliance; and iii) a whistle blowing channel for formulating and handling communications for presumably illicit activity.

The corporate office of regulatory compliance, under the supervision of the committee of risk supervision, regulations and compliance and of the committee of regulatory compliance, is responsible for the effective implementation and monitoring of the general code of conduct1.

The committee of regulatory compliance has powers in all matters inherent in the compliance function, without detriment to those assigned to the two specialised bodies in the area (corporate committee of marketing as regards the commercialisation of products and services and the committee of analysis and resolution in the sphere of anti-money laundering and terrorist financing). It is made up of representatives of the general secretariat, risks, human resources, organisation and costs, technology and operations, internal audit, financial management and public policy.

1.	The following form part of the codes and manuals of sectors: the Manual for Anti-Money Laundering and Terrorist Financing, the Code of Conduct in Securities Market, the Manual of Procedures for the Sale of Financial Products, the Code of Conduct for Analysis Activity, the Research Policy Manual, the Manual of Conduct in the Use of Information and Communication Technologies (ICT), the Manual of Conduct in the Management of Real Estate, the Manual of Conduct in Suppliers Relationship, etc, as well as the notes and circulars that develop specific points of these codes and manuals, particularly the corporate circular on the corporate programme to prevent corruption.

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The committee held four meetings in 2014.

The Group’s compliance management has the following functions as regards management of compliance, conduct and reputational risks:

1.	Implement the Group’s general code of conduct and other codes and sector manuals.

2.	Supervise the training activity of the compliance programme conducted by the human resources area.

3.	Direct investigations into the possible committing of acts of non-compliance, being able to request help from internal audit and propose to the irregularities’ committee the sanctions that might be applicable in each case.

4.	Cooperate with internal audit in the regular reviews of compliance with the general code and with the codes and sector manuals, without detriment to the regular reviews which, on matters of regulatory compliance, are conducted by compliance management directly.

5.	Receive and handle the accusations made by employees or third parties via the whistle blowing channel.

6.	Advise on resolving doubts that arise from implementing codes and manuals.

7.	Draw up an annual report on implementing the compliance programme to be submitted to the committee of supervision of risks, regulations and compliance.

8.	Regularly inform the general secretary, the committee of supervision of risks, regulations and compliance and the board on the implementation of the compliance policy and compliance programme.

9.	Assess every year the changes that need to be introduced into the compliance programme, particularly in the event of detecting unregulated business areas and procedures susceptible to improvement, and propose the changes to the committee of supervision of risks, regulations and compliance.

As regards the codes and manuals of the sectors, the focus of the compliance programme is on the following operational spheres, among others:

•	Anti-money laundering and terrorist financing.

•	Marketing of products and services.

•	Conduct in the securities markets.

•	Corporate defence.

•	Relationships with regulators and supervisors.

•	Drawing up and disseminating the Group’s institutional information.

Anti-money laundering and terrorist financing

Policies

As a socially responsible institution, it is a strategic objective for Grupo Santander to have an advanced and efficient anti-money laundering and terrorist financing system, constantly adapted to the latest international regulations and with the capacity to confront the appearance of new techniques of criminal organisations.

The function of anti-money laundering and terrorist financing revolves around policies that set minimum standards that Grupo Santander’s units must observe. It is formulated in accordance with the principles contained in the 40 recommendations of the Financial Action Task Force (FATF) and the obligations in Directive 2005/60/EC of the European Parliament and of the Council of 26 October, 2005, on anti-money laundering and terrorist financing.

The corporate policy and rules that develop it have to be fulfilled by all the Group’s units in the world. By units we mean all those banks, subsidiaries, departments or branches of Banco Santander, both in Spain and abroad, which, in accordance with their legal statute, must submit to the regulations on anti-money laundering and terrorist financing.

Governance and organization

The organisation of the function of anti-money laundering and terrorist financing (AML/TF) in Grupo Santander rests on the following figures: (i) The board, (ii) The analysis and resolution committee (ARC), (iii) The corporate unit of financial intelligence (CUFI), (iv) Local ARCs, (v) AML/TF local units and (vi) the AML executives at various levels.

The board approves the internal governance framework for anti-money laundering and terrorist financing.

Grupo Santander’s CAR is a collegiate body of corporate scope. It comprises representatives from the divisions of risk, internal audit, retail banking, global wholesale banking, human resources, organisation and costs, technology and operations, financial accounting and control, consumer finance and the general secretariat, which defines the general policies and objectives and formulate the rules of the Group’s various bodies and entities in the sphere of AML and coordination.

Due to the separation of the local sphere of Spain from the corporate level, a local ARC for Spain was created in 2014 (previously integrated into the corporate ARC) and totally differentiated from the corporate ARC, which assumes the functions of an internal organ of AML/TF control with powers at the local level.

The corporate unit of financial intelligence (CUFI) manages, supervises and coordinates the systems for the prevention of money laundering and financing of terrorism of Grupo Santander’s subsidiaries, branches and business areas, requiring the adoption of programmes, measures and necessary improvements.

The local ARCs are internal control organs designed for the prevention of money laundering and financing of terrorism with powers at the local level and comprise representatives of the most directly involved departments.

The local UPBCs are technical units responsible for managing and coordinating the systems and procedures for anti-money laundering and terrorist financing in the countries where the Group operates, as well as the investigation and treatment of communications of suspicious operations and of the information requirements of the corresponding authorities.

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There are also executives for the prevention of money laundering and the financing of terrorism at four different levels: area, unit, branch and account. In each case their mission is to support the CUFI and the local UPBCs from a position of proximity to clients and operations.

At the consolidated level, a total of 954 people (83% of them full time) work in prevention activities and tend to 149 units in 35 countries.

Grupo Santander has established in all its units and business areas corporate systems based on decentralised IT applications. These enable operations and customers who, because of their risk, need to be analysed to be presented to the branches of the account or customer relationship managers. These tools are complemented by others of centralised use which are operated by teams of analysts from AML/TF units who, on the basis of certain risk profiles and changes in certain patterns of customer behaviour, enable operations susceptible of being linked to money laundering and/or the financing of terrorism to be analysed, identified early on and monitored.

Banco Santander is a founder member of the Wolfsberg Group, and forms part of it along with 10 other large international banks. The Group’s objective is to establish international standards that increase the effectiveness of programmes to combat money laundering and the financing of terrorism in the financial community. Various initiatives have been developed which have treated issues such the prevention of money laundering in private banking, correspondent banking and the financing of terrorism, among others. Regulatory authorities and experts in this area believe that the principles and guidelines set by the Wolfsberg Group represent an important step in the fight against money laundering, corruption, terrorism and other serious crimes.

Main actions

The Group analysed a total of 22.9 million operations in 2014 (27.6 million in 2013) both by the commercial networks as well as by money laundering prevention teams, of which more than one million were by the units in Spain.

The CUFI and the local AML/TF departments conduct annual reviews of all the Group’s units in the world.

In 2014, 123 units were reviewed (146 in 2013), 11 of them in Spain and the rest abroad, and reports were issued in all cases stating the measures to be taken (recommendations) to improve and strengthen systems. In 2014, 229 measures to be adopted were established (201 in 2013), which are being monitored until their full and effective implementation.

Training courses were given in 2014 for the prevention of money-laundering to a total of 129,233 employees (108,592 in 2013).

Lastly, many units are submitted to regular reviews by external auditors.

Table 87. Main indicators of activity

2014	Subsidiaries reviewed *	Cases investigated	Communications to authorities	Employees trained
TOTAL	123	79,978	23,844	129,233

*	Subsidiaries supervised by the financial intelligence corporate unit and local money laundering prevention units.

Marketing of products and services

Policies

At Grupo Santander management of the risk that could arise from an inadequate sale of products or from an incorrect provision of services by the Group is conducted in accordance with the corporate policies of marketing of products and services.

The corporate framework aims to establish a homogeneous system to market Grupo Santander’s products and services, in order to minimise the Group’s exposure to risks stemming from marketing, covering all its phases (admission, pre-sale, sale and monitoring).

In order to adapt the framework to Banco Santander and the Group’s subsidiaries, these adopt the framework at their corresponding board meetings, adhere to it and make the necessary changes to ensure compliance with the local regulatory requirements.

Governance and organisation

The organisational structure in the risk management sphere that could arise from an inadequate marketing of products or services is based, at both the corporate and local levels, on marketing committees, monitoring committees and conduct risk management offices.

The corporate committee of marketing (CCM) is the maximum decision-making body for approving products and services. It comprises representatives from the divisions of risks, financial management technology and operations, general secretariat, financial accounting and control, internal audit, retail banking and global wholesale banking.

The CCM attaches particular importance to adjusting products and services to the framework where they are going to be marketed, paying special attention to ensuring that:

•	Each product or service is sold by suitable staff.

•	Customers are provided with the necessary and adequate information.

•	The product or service fits the customer’s risk profile.

•	Each product of service is assigned to the right market, not only for legal or tax reasons, but also to meet the market’s financial culture of them.

•	The products and services fulfil the requirements of the corporate marketing policies and, in general, the applicable internal and external rules.

At the local level, local marketing committees (LCM) approve new products and channel to the LCM proposals for their validation.

The marketing committees, in the respective approval processes, take a risk-focused approach from the double perspective of bank/client.

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The corporate monitoring committee (CMC) is the Group’s decision-making body for monitoring products and services. It comprises representatives from the divisions of internal audit, general secretariat, risks and the business areas affected (with permanent representation of commercial banking). It meets every week to raise and resolve specific issues related to the marketing of products and services in all the Group’s units.

The corporate office of conduct risk management (COCRM) provides the governance bodies with the information needed for: (i) adequate analysis of risk when validating the product, from a double focus: impact on the Bank and on the client; and (ii) monitoring of products throughout their life cycle.

At the local level there are reputational risk management offices, which are responsible for promoting the risk culture and ensuring that approval and monitoring of products is developed in their respective local sphere in line with the corporate framework.

Main actions

The CCM met 12 times in 2014 (12 in 2013 and 14 in 2012) and analysed 103 new products/services. Moreover, 31 products/services were presented to the corporate office of reputational risk, considered not new for approval and resolved 135 consultations from several areas and countries.

Monitoring of products and services approved is done locally (local committee of monitoring of products or equivalent local body, such as the LCM). The conclusions are set out in reports every four months for the COCRM.

The CMC held 41 meetings in 2014 (41 in 2013 and 44 in 2012) at which incidents were resolved and information analysed on the monitoring of products and services of the Group’s units abroad.

Code of Conduct in Securities Markets (CCSM)

Policy

This is set by the code of conduct in securities markets (CCSM), complemented, among others, by the code of conduct for analysis activity, the research policy manual and the procedure for detecting, analysing and communicating operations suspected of market abuse.

Governance and organisation

The organisation revolves around the corporate office of compliance together with local compliance management and that of subsidiaries.

The functions of compliance management with regard to the code of conduct in securities markets are as follows:

1.	Register and control sensitive information known and/or generated by the Group.

2.	Maintain the lists of securities affected and related personnel, and watch the transactions conducted with these securities.

3.	Monitor transactions with restricted securities according to the type of activity, portfolios or collectives to whom the restriction is applicable.

4.	Receive and deal with communications and requests to carry out own account trading.

5.	Control own account trading of the relevant personnel.

6.	Manage failures to comply of the CCSM.

7.	Resolve doubts on the CCSM.

8.	Register and resolve conflicts of interest and situations that could give rise to them.

9.	Assess and manage conflicts arising from the analysis activity.

10.	Keep the necessary records to control compliance with the obligations envisaged in the CCSM.

11.	Develop ordinary contact with the regulators.

12.	Organise the training and, in general, conduct the actions needed to apply the code.

13.	Analyse activities suspicious of constituting market abuse and, where appropriate, report them to the supervisory authorities.

Main actions

The compliance corporate office, together with local compliance executives and of the subsidiaries, ensure that the obligations contained in the CCSM are observed by around 12,000 Group employees throughout the world.

The market abuse investigation unit continued to review many transactions that gave rise to opportune communications to the National Securities Market Commission. Moreover, a new unit of market compliance was created in 2014, focusing on controlling operations in the capital markets.

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Corporate defence

The Group’s compliance management is also responsible for managing the corporate defence management model, created after the entry into force of Organic Law 5/2010, which introduced the penal responsibility of companies for crimes committed on account of and for the benefit of them by administrators or representatives and by employees as a result of the lack of control.

The system of managing risks for the prevention of penal crimes, a key element of which is the whistle blowing channel, obtained the AENOR certification in 2014.

The Group has established 26 such channels, and in 2014 received denunciations in six of them (Germany, Brazil, US, UK, Poland and Spain).

In 2014, more than 400 denunciations were received by any channel. They were handled in accordance with the Group’s internal procedures. The most common reasons for the denunciations were failure to comply with the internal rules for employees, either because of inadequate behaviour or for not observing the Group’s policies or procedures.

Relationships with the supervisory authorities and dissemination of information to the markets

Compliance management is responsible for tending to the information requirements of the regulatory and supervisory bodies, both those in Spain as well as in other countries where the Group operates, monitoring implementation of the measures resulting from the reports or inspections of these bodies and supervising the way in which the Group disseminates institutional information in the markets transparently and in accordance with the regulators’ requirements. The committee of supervision of risks, regulations and compliance (before its creation in June 2014 the audit committee) is informed of the main issues at each of its meetings.

Banco Santander made public 90 relevant facts in 2014, which are available on the Group’s web site and that of the National Securities Market Commission (CNMV).

Other actions

Compliance management continued to carry out other activities in 2014 inherent to its sphere (reviewing the bank’s internal rules before their publication, ensuring treasury stock operations are in line with internal and external rules, maintaining the section on regulatory information on the corporate website, reviewing the vote recommendation reports for shareholders’ meetings drawn up by the leading consultancies in this area, sending periodic regulatory information to the supervisory bodies, etc). It also co-operated in new corporate projects such as the Group’s adjustment to the US Volker Rule, the listing of the Santander share on the stock markets of Sao Paulo (via BDRs) and Warsaw and implementing corporate data protection models and prevention of penal risks, among others.

The losses incurred by the Group from compliance, conduct and reputational risks are included in the data base of events which the Group’s corporate area of operational risk (CAOR) manages.

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13. Internal control function in the Santander Group

Description of the internal control function

The Santander Group’s internal control model (“ICM”) comprises the set of processes and procedures performed by senior management and the rest of the Group’s employees to provide reasonable assurance that the goals set by the Group, including the goals regarding control over corporate strategy, effectiveness and efficiency of operations, reliability of financial information and compliance with applicable laws and regulations, are being met.

The Santander Group’s ICM complies with all legal and regulatory requirements and is in accordance with the guidelines set by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) on its last Framework published in 2013: Internal Control Integrated Framework, and the Framework for Internal Control Systems in Banking Organisations issued by the Bank for International Settlements (BIS) in Basel.

The principles on which the Group’s internal control model are based are as follows:

1.-	Culture of senior management control and oversight. This culture is manifested in the following aspects:

•	The board of directors bears ultimate responsibility for ensuring that an adequate and effective internal control system is in place and is kept up to date.

•	Senior management is responsible for establishing an appropriate internal control policy and ensuring that this policy is put into effect and is monitored.

•	The board of directors and senior management are responsible for making all levels of the organisation aware of the importance of internal control. All employees of the organisation who are involved in internal control processes must have clearly defined responsibilities.

2.-	Risk identification and assessment. The Group’s internal control system ensures that all the risks that could adversely affect achievement of the organisation’s goals are properly identified and assessed and that new risks are assessed continuously.

3.	Establishment of adequate controls and separation of functions. A clear structure of control and allocation of responsibilities has been established and the control functions are an intrinsic part of the organisation’s business and support activities, ensuring sufficient separation of functions to avoid any conflict of responsibilities.
4.	Reporting and disclosure. The Group’s procedures and systems ensure accurate and comprehensible reporting and disclosure in the areas of financial, operational and compliance reporting.

5.	Monitoring of the control system. Besides the continuous review of business and operations, control activities are subject to regular assessments, the conclusions of which are reported to senior management and the board of directors, along with any matters subject to special monitoring.

Proper documentation of the Group’s ICM is vital to achieving these objectives. Accordingly, a common, homogeneous methodology is used to describe internal control processes, identify risks, controls and authorities within the organisational structure, and ensure that relevant controls are included to minimise the impact of the risks associated with the Group’s activity.

Potential risks that must be covered by the ICM are identified based on senior management’s knowledge and understanding of the business and operational processes, taking into account both quantitative criteria, including probability of occurrence, and qualitative criteria associated with the nature, complexity or structure of the business.

Documentation and updating

The following are some of the main features of the Santander Group’s ICM documentation::

•	The ICM is a corporate model that involves every member of the organisation with control responsibilities, through a framework of direct, individually assigned responsibilities.

•	Internal control is managed in a decentralised manner in the Group’s units. In addition, there is a corporate internal control area, which coordinates and monitors all the Group’s units and provides general criteria and guidelines to ensure that procedures, assessment tests, classification criteria and adaptations of regulations are uniform and standardised.

•	The documented model is broad and so includes not only the activities linked to the generation of consolidated financial information, which is its main objective, but also any other procedures performed in the business and support areas of each entity which, while having no direct impact on the accounts, could nevertheless give rise to losses or risks in the event of incidents, errors, infringements of regulations or fraud.

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•	The ICM is a forward-looking model and evolves by adapting to the reality of the Group’s business and support activities at any given time, clearly identifying any risks that might prevent the achievement of goals and the controls that mitigate such risks.

•	It includes detailed descriptions of transactions, criteria for assessing the performance of the controls and the conclusions of the performance assessment.

All the ICM documentation of each Group company is stored in a corporate computer application. This application allows processes, risks and controls to be consulted and updated by users in real-time and reviewed by external auditors or supervisory bodies. It also serves as a support tool for the internal control model assessment process, automatically ensuring the model’s integrity.

The chart below shows the framework of documentation and responsibilities of the Group’s internal control model:

Keeping the descriptions of processes, risks and controls and the identity of the persons responsible for them up to date is a key aspect of the Group’s ICM.

In 2014 the Group’s ICM documentation evolved to meet the new regulatory requirements affecting banks’ procedures and to reflect the changes in the organisation, both the changes in the businesses and operational processes and the changes that have taken place in the Group’s organisational and corporate structure.

Documenting and updating the ICM is not only done in the business units; it is also a crucial part of identifying, documenting and assessing the risks and controls associated with operational processes outsourced to Group companies.

Ultimately, the ICM is examined by the Group’s statutory auditor, who reports to the Audit and Compliance Committee and issues an opinion on the effectiveness of the internal controls applied to the generation of the financial information contained in the consolidated financial statements of the Santander Group at 31 December 2014.

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The corporate scope of the Santander Group’s ICM also imposes an obligation to constantly ensure that the people involved in the ICM at all levels of the organisation are kept up to date, coordinated and trained as appropriate. For that purpose, in addition to the continuous updating of the information contained in the corporate internal control portal, which serves as a channel of communication between the various ICM users, in 2014 further online and on-site training courses were given.

Assessment and integration in management

The Group has an assessment and certification process for reviewing the performance of the ICM and the effectiveness of the established controls, processes and activities. This process starts with an assessment of the control activities by the persons responsible for them. Based on the conclusions of this first assessment, the various subprocesses, processes and activities related to the generation of financial information are certified. Once all these certifications have been analysed, the CEO, CFO and Controller certify the effectiveness of the ICM as a whole.

Two assessment processes were carried out in the Group during 2014: in the first half, an assessment of control effectiveness aimed at anticipating incidents, so as to improve the controls before the end of the year; and the annual assessment of the effectiveness of controls (approximately 40,000 in the Group overall) and processes (approximately 11,700).

Besides the assessment process, the Group has defined a set of more than 500 control indicators at corporate level, with the aim of systematising the assessment and monitoring of control performance. These indicators are measured monthly in the various Group entities.

The Santander Group’s internal control model ensures that, while having a broad international structure and being present in many different markets and geographies, the Group has homogeneous mechanisms for controlling uniform processes and procedures with unique degrees of accountability, which allow it to achieve its strategic objectives in an effective and operationally efficient way, ensuring the reliability of the financial information that is generated and compliance with applicable laws and regulations.

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14. Remuneration policies

14.1. Principles of corporate governance with respect to remuneration

a) Board involvement.

It is the board of directors itself that, based on a proposal from the remuneration committee1, approves the annual report on director remuneration that is submitted to a consultative vote at the general meeting of shareholders. In addition, the board, likewise at the proposal of that committee, proposes the director remuneration policy, approves individual director compensation, including executive directors and, if applicable, of non-executive directors for performance of non-director functions, and determines the other terms and conditions of their contracts.

b) Transparency

Banco Santander considers transparency a fundamental principle of corporate governance and complied early with the regulatory requirements now in force.

14.2 Remuneration committee

The basic regulations of the remuneration committee are contained in the Bylaws of the Santander Group, supplemented and developed by the Board Regulations, which define the committee’s composition, procedures and functions. For the purposes of this report, these functions include the following:

•	Directors’ remuneration:

•	Make proposals to the board on directors’ remuneration policy and prepare the annual directors’ remuneration report.

•	Make proposals to the board on directors’ individual remuneration for the performance of functions other than that of director.

•	Monitor compliance with the directors’ remuneration policy and transparency of remuneration and regularly review remuneration programmes.

•	Remuneration of members of senior management who are not directors:

•	Make proposals on senior management remuneration policy.

•	Make proposals to the Board on the terms and conditions of senior management contracts and remuneration.

•	Monitor compliance with the senior management remuneration policy.

•	Remuneration of other executives whose activities may have an impact on risk-taking by the Group:

•	Make proposals to the Board on the remuneration of other executives who do not belong to senior management but who receive significant remuneration, particularly variable remuneration, and whose activities may have a material impact on risk-taking by the Group.

•	Other actions:

•	Report, prior to their authorisation by the board where necessary, on the Bank’s direct or indirect dealings with directors, with significant shareholders or those represented on the board, or with persons related thereto[2].

The Bylaws and the Board Regulations3 provide that the remuneration committee shall be made up exclusively of external directors,

1.	At its meeting of the 23 October 2014, the board of directors resolved to split the appointments and remuneration committee into two, with the appointments committee taking on the appointment functions set out in article 17.4 of the Board Regulations and the remuneration committee those included in article 17.5, in addition, in both cases, to those which the applicable laws attribute to said committees.
2.	Nevertheless, the board of directors will bring a proposal before the 2015 annual general meeting to amend the Bylaws to attribute this power to the audit committee, in line with the default provisions of the Capital Companies Act (Ley de Sociedades de Capital) as from the effective date of Law 31/2014 of 3 December.
3.	The composition of the remuneration committee is regulated in article 54 of the Bylaws and article 17 of the Board Regulations.

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with a majority of independents, and that its chairman shall be an independent director. All members of the committee are independent external (non-executive) directors4.

All of the directors who are members of the remuneration committee have a demonstrated capacity to carry out their duties on such committee due to their banking experience and their knowledge regarding remuneration.

In addition, since the members of the committee sit on other committees of the board (executive committee, risk committee, audit, appointments committee, risk, regulation and compliance oversight committee), continuously updated information is available on the risks, capital base and liquidity of the Group, which is particularly significant in the establishment of remuneration systems, the control thereof, and the determination of the specific amounts of variable remuneration, amongst other matters.

Pursuant to its rules and regulations, the remuneration committee meets as often as called by resolution of the committee itself or of its chairman, and at least four times a year. During 2014 it met 12 times as appointments and remuneration committee and, after that committee’s separation under the board of directors resolution of 23 October 2014, the remuneration committee met another four times.

The functions, composition and activities carried on in 2014 by the remuneration committee may be consulted in the committee’s public report for that year.

In all their decision-making processes the remuneration committee and the board were able to check the relevant information against information about the markets and the Group’s peers in terms of size, characteristics and business activities. The remuneration committee and the board of directors were assisted by Towers Watson in formulating the remuneration policy.

14.3. Principles of remuneration policy

The principles applied in 2014 to remuneration of directors for performance of their executive functions and of the members of senior management and other executives whose activities can have an impact on risk-taking by the Group are as follows:

•	Compensation will be consistent with a rigorous approach to risk management and not foster improper risk-taking, will be well aligned with the interests of shareholders, with a premium on creating value over the long term.

•	Fixed remuneration shall represent a significant proportion of total remuneration.

•	Variable remuneration shall reward performance, based on the achievement of the Group’s objectives.

•	The overall compensation package and its structure have to be competitive, making it easier to attract, keep and reward directors and executives properly.

Banco Santander conducts a comparative annual review of the total compensation of executive directors, senior managers and other executives who have an impact on risk-taking by the Group.

In 2014, in respect of executive directors and senior managers, market levels of compensation were analysed based on a peer group composed of the following banks: HSBC, Wells Fargo, JP Morgan Chase, Bank of America, Citigroup, BNP Paribas, Lloyd´s, Standard Chartered, UBS, Barclays, BBVA, ING, Deutsche Bank and Société Générale. According to public data at 31 December 2013, Banco Santander was between the median and the 75th percentile of the peer group in market capitalisation, ordinary income and number of employees.

In performing the market analysis, the main elements of total remuneration (fixed pay, short and long-term variable pay and pensions) were included, so as to obtain a general overview of comparable pay levels and remuneration practices.

The same analysis was conducted for other executives included in Identified Staff, also taking account the specific competitors who operate in the local markets in which they perform their functions.

14.4. Identified Staff5

The committee proposes to the board the remuneration of ‘Identified Staff’. Banco Santander has implemented a corporate internal policy interpreting the rules for determining the categories of staff whose professional activities have a material impact on an institution’s risk profile. In general terms, Identified Staff includes:

•	By qualitative criteria, those who perform their functions in a material business unit, such as:

•	Members of management, executive or supervisory committees

•	The top line managers of the unit

•	The heads of material business sub-units in a country or business

•	The heads of risk, audit and compliance and the persons reporting to them directly

•	Staff responsible for the legal affairs office, general comptroller’s office, tax advising, budgets, human resources and technology and operations

4.	Mr. Guillermo de la Dehesa Romero will continue to serve as independent external director until the end of his term of office, the next general meeting of shareholders, where it is expected he will be nominated for re-election. If re-elected, he will as from that time be considered an external director who is neither independent nor non-proprietary, given that he will have been in that position more than 12 years at the expiry of his term of office. Mr. De la Dehesa is expected to continue serving on said committee.
5.	This group is defined as provided in Law 10/2014 of 26 June on regulation, supervision and solvency of credit institutions (“Law 10/2014”), which transposes into Spanish law Directive 2013/36/EU of the European Parliament and of the Council of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms (Directive CRD IV). Article 32.1 of Law 10/2014 defines this group as consisting of those “staff whose professional activities have significant impact on the risk profile of the institution, of its group, parent company or subsidiaries” (the Identified Staff). That definition derives from Article 92(2) of Directive CRD IV and has been implemented by Commission Delegated Regulation (EU) 604/2014 supplementing Directive 2013/36/EU of the European Parliament and of the Council with regard to regulatory technical standards with respect to qualitative and appropriate quantitative criteria to identify categories of staff whose professional activities have a material impact on an institution’s risk profile (the Delegated Regulation).

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•	Members of senior risk committees, executives with significant powers for approving risk proposals and executives responsible for making significant risk proposals

•	Traders who take significant positions involving market risk

•	Members of the new products committee

•	By quantitative criteria:

•	Executives whose total remuneration in 2013 was in excess of EUR 500,000

•	Executives whose remuneration ranked amongst the 0.3% largest in all of the Group or in their country

•	Executives who in the preceding year earned more than the smallest risk taker considering the business positions identified in the qualitative criteria

According to these criteria, the remuneration committee reviewed the scope of this group in order to identify persons in the organisation who meet the above parameters. At the end of 2014 this group comprised 1,090 executives from across the entire Group, representing approximately 0.6% of all staff, significantly larger than the previous year.

14.5. Remuneration policy

14.5.1 Remuneration policy in 2014

The principles applied in 2014 to the remuneration of Identified Staff were as follows:

•	Compensation should be consistent with a rigorous approach to risk management and not foster improper risk-taking, will be well aligned with the interests of shareholders with a premium on creating value over the long term.

•	Fixed remuneration should represent a significant proportion of total remuneration.

•	Variable remuneration rewards performance, based on the achievement of the Group’s objectives and those of the units where they perform their functions.

•	The overall remuneration package and its structure should be competitive, making it easier to attract and retain staff and reward them appropriately for the functions and markets in which they perform their duties.

Variable remuneration

Variable remuneration in 2014 was, in general terms, composed of:

•	A Bonus, to be received partly in cash and partly in shares, with part of the Bonus being deferred over a three-year period

•	A long-term incentive (LTI), to be received, if at all, entirely in deferred stock options.

Bonus

The Bonus was determined, in general terms, based on the growth in the net ordinary profit (NOP) attributable to the Group over the previous year, achievement of the 2014 target for return on risk-weighted assets (Rorwa)6, adjusted for the year’s NOP rise, as well as on other qualitative factors. Those other qualitative factors are designed to take into consideration a qualitative assessment of earnings and alignment with shareholder interests and were as follows:

•	Appropriate risk management (including the risk of losses, as well as liquidity, capital, concentration and reputational risks), quality and consistency of earnings, and the overall compliance and control environment.

•	Competitive benchmarking of earnings in each division and the Group against peers in the sector.

•	Competitive benchmarking of customer satisfaction.

•	Evolution of the Group’s core capital, economic capital, balance sheet and other relevant management factors.

A distinction is made between executives with general functions in the Group and those with functions in a specific country or business division; for the former, priority is placed on quantitative targets and qualitative factors at Group level, whereas for the latter the emphasis is on the metrics for the division or country to which they are assigned.

In the case of executives in corporate divisions with control functions, the Group targets and qualitative factors are considered, not those for the specific business divisions in which they perform risk control functions.

Furthermore, some specific businesses and units may consider targets scaled to units smaller than the Group, division or country. In these cases, the general principles are the same as those set out above.

Bonus Scheme for Global Banking & Markets

Besides the general Bonus scheme, which is applicable to top-level executives of the Group, the Global Banking & Markets (GBM) division uses a model that is applied in all the geographies in which the division carries on its activity. This model rewards the achievement of results based on a pay-out system, linking variable remuneration to the division’s ordinary net profit, including provisions and other similar costs. The system assigns a weight of 25% to the achievement of risk-adjusted return targets and, on an aggregate basis, assumes that 30% of income is linked to Group results for executives with top management responsibilities. Lastly, the GBM scheme uses the same qualitative factors as the general Bonus scheme, taking into account the Group’s strategy in relation to GBM, its management in a broad sense and, in particular, the risks assumed.

Form of payment of the Bonus

The Bonus for 2014 was paid as described below:

•	Part was paid immediately and part was deferred. The percent deferral is 60%, 50% or 40%, depending on the category of Identified Staff. The rate of deferral was 60% for executive directors, 50% for senior managers and 40% for the rest of the executives in the Identified Staff, who can also see their deferral percentage increased once the Bonus reaches certain thresholds.

6.	Return on risk weighted assets

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•	The portion payable immediately is paid in two instalments, net of tax (or tax withholdings), in cash and in shares.

•	The portion that is deferred is paid, after deducting any applicable tax (or tax withholdings), in three instalments, payable on the first, second and third anniversary of the award, half in cash and half in shares, at the price calculated for the shares for immediate delivery. Receipt of deferred remuneration is subject to the conditions and malus clauses described below.

•	An executive who has received shares, whether immediately or deferred, may not transfer or directly or indirectly hedge the shares for one year from the date of each delivery, nor prior to delivery of the shares.

•	In the case of executives assigned to Brazil, Mexico, Chile, Poland and Santander Consumer USA, the portion of variable remuneration that is received in shares, whether immediately or deferred, is paid in shares or similar instruments of the entities in those countries.

Long-term incentive (performance shares)

At the proposal of the remuneration committee and based on the Bank’s performance in 2014 against a peer group, the board of directors set an LTI for Identified Staff, starting from an amount equal to 15% of the benchmark Bonus. This incentive was awarded based on the total shareholder return (TSR) for 2014 of the Bank relative to the TSR of a benchmark group of 15 credit institutions (the “Benchmark Group”).

Santander TSR ranking
From 1st to 8th	100%
From 9th to 12th	50%
From 12th to 16th	0%

Given that the Bank’s TSR was ranked in 4th position, the full 100% factor was applied to the benchmark bonus of 15%.

The Benchmark Group was composed of the following banks: HSBC, BNP Paribas, Société Générale, JP Morgan, Citigroup, BBVA, Nordea, Unicredito, Intesa SanPaolo, Itaú-Unibanco, Bank of Nova Scotia, Deutsche Bank, Lloyds, Bradesco and UBS.

The LTI thus set for each beneficiary is termed the “LTI Agreed Amount”, although the rate of accrual and actual amount of the LTI will be linked to the degree of achievement of the multi-year objectives indicated below. For each Identified Staff member, the LTI Agreed Amount determines the maximum number of shares receivable, which is calculated using the share’s market price in the 15 sessions prior to the date on which the board of directors set the Bonus for 2014 for executive directors.

The LTI is earned and its amount is determined by the TSR of Banco Santander relative to the TSR of the banks in the Benchmark Group over a multi-year period. The amount to be received by each executive in Identified Staff each year will be determined in relation to the LTI (the “LTI Annual Amount”) by applying the appropriate percentage from the following table to one-third of the LTI Agreed Amount for that year:

Ranking of Santander TSR	% payable
From 1st to 4th	100%
5TH	87.5%
6TH	75%
7TH	62.5%
8TH	50%
9TH-16TH	0%

The benchmark TSR for the 2016 LTI payment will be the cumulative TSR from 1 January 2014 to 31 December 2015; the benchmark TSR for the 2017 payment will be the cumulative TSR from 1 January 2014 to 31 December 2016; and the benchmark TSR for the 2018 payment will be the cumulative TSR from 1 January 2014 to 31 December 2017.

Form of payment of the LTI

The LTI will be paid entirely in shares and will be deferred in three instalments, payable in 2016, 2017 and 2018.

Continued employment conditions and malus clauses

Deferred remuneration (both the LTI and the deferred part of the bonus) becomes payable only if the beneficiary remains an employee of the Group and if (in the opinion of the board of directors, at the proposal of the appointments and remuneration committee) none of the following events occur during the period prior to each delivery as a result of actions taken in 2014:

(i)	the Group’s financial performance is unsatisfactory;

(ii)	the beneficiary fails to comply with internal regulations, particularly those relating to risks;

(iii)	the external auditors consider that the Group’s financial statements require a material restatement, except where due to a change in accounting rules; or

(iv)	material changes in the Group’s economic capital or risk profile.

At the proposal of the remuneration committee and based on the degree of compliance with said conditions, the board of directors will determine the exact amount of the deferred portion of the Bonus and the annual LTI amount that is to be paid in that year.

Other characteristics

•	Express prohibition of hedges of the value of Santander shares, or of those in which the Bonus or LTI is awarded, that are received during the holding and deferral periods. Sale of the shares awarded is also prohibited until one year after the award.

•	On the occasion of each delivery of shares in 2016, 2017 and 2018 and, if applicable, beneficiaries will be paid an amount in cash equal to the dividends paid on said shares plus the interest earned on the deferred amount of the annual cash Bonus from the date of payment of the portion of the Bonus paid immediately until the date of payment of the Bonus or LTI in question.

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Relation of variable components of remuneration to fixed components in 2014

The general meeting held on 28 March 2014 approved an amendment to the Bylaws to adapt the remuneration system for executive directors to the provisions of RDL 14/2013 (now, Law 10/2014) and Directive CRD IV. As a result, the variable components of their remuneration cannot be higher than 100% of the fixed components, unless the general meeting approves a higher ratio, which in no event may exceed 200%.

In relation to the above, the said general meeting approved for 2014 a maximum ratio of 200% between the variable and fixed components of the remuneration of executive directors and of other Identified Staff positions, up to a maximum of 785 persons.

Methodology for calculating the Bonus

The methodology for calculating the Bonus is based on the degree of achievement of the quantitative and qualitative objectives defined in the report on executive directors’ remuneration put to a consultative vote at the general meeting held on 28 March 2014.

The quantitative metrics related to the NOP performance of the previous year and with the budgeted risk-adjusted return target, adjusted for the NOP growth, which were set according to the Group’s capacity to generate results sustainably, with appropriate risk management and efficient use of capital.

The weighting of the above metrics in the computation of variable remuneration was as follows:

•	The attributable net ordinary profit (NOP) determined 75% of the Bonus, and

•	The return on risk-weighted assets determined the remaining 25%.

A distinction is made between executives with general management functions at Group level and executives assigned to a particular country or business division, the former being assessed on Group profit and return on risk-weighted assets and the latter, on the profit and return on risk-weighted assets of the country or division to which they are assigned (70% division objectives and 30% Group objectives).

Quantitative metrics

Attributed net ordinary profit (weighting of 75%):

•	Santander Group: +33% over 2013.

•	RORWA (weighting of 25%):

•	Santander Group: the targeted Rorwa for 2014 was 92% achieved, which, adjusted for the 2014 NOP increase over 2013 (+33%) gives a result of 122% for this metric (+22%).

Qualitative factors (positive and negative).

•	Appropriate risk management and efficient use of capital. The remuneration risk assessment committee (RRAC) is the body responsible for assessing the risks and controls of the Group as a whole and of individual business divisions and proposing the necessary adjustments to the remuneration committee.

In its assessment the RRAC took into account the exposure to losses due to credit and market risk, operational and reputational risk, concentration risk, liquidity and capital management, the general control environment and the quality and consistency of earnings.

The result of the assessment for the Group, which aggregates the results of all countries, was neutral (0% adjustment).

•	Competitors benchmarking of earnings.

The performance of each business division and of the Group as a whole is benchmarked against that of a peer group. Business division earnings are benchmarked against those of equivalent units of competitors, while Group earnings are benchmarked against those of each competitor as a whole. The peer group used in determining 2014 variable remuneration for the Group comprises the following entities: HSBC, BNP Paribas, Société Générale, JP Morgan, Citigroup, BBVA, Nordea, UniCredito, Intesa SanPaolo, Itaú-Unibanco, Bank of Nova Scotia, Deutsche Bank, Lloyds, Bradesco and UBS. Each country and business division has its own peer group for benchmarking.

The results of the assessment of this factor for the Group, aggregating the results of all countries, yield a positive adjustment of 4%.

•	Competitors benchmarking of customer satisfaction. A comparison was done using local surveys of customer satisfaction. The surveys are conducted in the main countries where the Group does business. In some countries, public reports are used. For example, in the United Kingdom the Financial Research Survey report is used.

The result of this assessment for the Group, aggregating the results in all countries, was neutral (0%).

•	Evolution of the Group’s core capital, economic capital, balance sheet and other relevant management factors.

Key aspects of the Group’s management performance during the year were assessed, concluding that the Group’s overall performance in these factors was in line with expectations and on track to achieve the long-term objectives charted.

In the case of Group targets, no positive or negative adjustments have been calculated in this factor.

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Total remuneration table

The following table shows the total remuneration of Identified Staff in 2014:

Table 88. Total remuneration

Thousands of euros

1.a. Total Remuneration of the entity[7]	Executive directors	Other senior managers	Rest of staff		Total
Fixed remuneration	8,065	26,211	235,342		269,619
Variable remuneration 2014
Payable immediately
In cash	2,564	9,990	83,342		95,896
In stock	2,564	9,990	82,251		94,805
No. of Santander shares	414,452	1,514,738	8,768,802		10,697,992
No. of Santander Brazil shares	0	148,631	4,436,620		4,585,251
No. of Santander Chile shares	0	0	52,659,069		52,659,069
No. of Santander Mexico shares	0	0	4,015	(7)	4,015
No. of Santander Poland shares	0	0	22,424		22,424
No. of Santander Consumer USA shares	0	0	1,425	(7)	1,425
Deferred payment
In cash	3,846	12,422	61,325		77,593
In stock	3,846	12,422	61,325		77,593
No. of Santander shares	621,678	1,857,841	6,606,959		9,086,478
No. of Santander Brazil shares	0	222,946	3,135,956		3,358,902
No. of Santander Chile shares	0	0	37,188,647		37,188,647
No. of Santander Mexico shares	0	0	3,151		3,151
No. of Santander Poland shares	0	0	14,950		14,950
No. of Santander Consumer USA shares	0	0	1,433	(7)	1,433
Other remuneration[8]	861	7,493	39,001		47,356
Remuneration as director of the entity	1,440	0	2,928		4,367
Number of beneficiaries	5	27	1,058		1,090

7.	In thousands of euros.
8.	Furthermore, USD 6.9 million were paid for extraordinary tax charges in the United States generated by the transformation of the Banco Santander, S.A. pension plans

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The above amounts were proposed by the appointments and remuneration committee on 14 January 2015 and were approved by the board on 16 January 2015.

The maximum 2014 LTI amount to which the Identified Staff are entitled is, as per fair value, EUR 577 thousand for executive directors, EUR 2,264 thousand for all other senior managers and EUR 16,122 thousand for the rest. The accrual and amount of the LTI is subject, amongst others, to fulfilment of the TSR multi-year objectives set out in the plan. Said LTI will be received, if applicable, wholly in the form of shares, deferred in thirds (receivable in 2016, 2017 and 2018).

The sum of variable components for 2014 for each Identified Staff person did not exceed the limit set in each case, which was 100%, or 200% for the cases authorised by the general meeting of shareholders.

During 2014 one executive director received EUR 42 thousand in annual Bonus and attendance fees as director of a Group entity.

In 2014 the “Other employees” category was reduced by three3 employees, who received aggregate compensation of EUR 3,653 thousand, one of whom received a maximum of EUR 1,885 thousand. These people had an average of 12.3 years’ service in the Group.

Also in the Other employees category of Identified Staff during 2014, three persons were hired with fixed remuneration of EUR 1,074 thousand and guaranteed variable remuneration of EUR 1,097 thousand. At year-end their average length of service in the Group was 0.36 years.

At year-end 2014 contributions to pension and insurance schemes for Identified Staff totalled EUR 49,893 thousand, made up of EUR 4,433 thousand for executive directors, EUR 15,912 thousand for senior managers who are not directors and EUR 29,548 thousand for other employees.

There follows information on the remuneration systems for Identified Staff in which the entitlement to receive shares arose in previous years and for which the targets and/or conditions for receiving them were fulfilled in 2014 or are pending fulfilment:

Table 89. Vested rights

Thousands of euros

3. Remuneration accrued in previous years	Executive directors	Other senior managers	Rest of staff	Total
Vested
Cash	3,200	10,190	22,717	36,107
No. of Santander shares	512,870	1,615,814	4,053,323	6,182,007
No. of Santander Brazil shares	—	55,981	351,168	407,149
No. of Santander Mexico shares	—	—	473,576	473,576
No. of Santander Chile shares	—	—	6,120,842	6,120,842
No. of Santander Poland shares	—	—	2,066	2,066

Table 90. Unvested rights

Thousands of euros

4. Other remuneration accrued in previous years: Unvested and unpaid	Executive directors	Other senior managers	Rest of staff	Total
Cash	2,921	9,988	25,231	38,140
No. of Santander shares	438,950	1,448,541	3,767,725	5,655,216
No. of Santander Brazil shares	—	111,962	702,337	814,299
No. of Santander Mexico shares	—	—	947,153	947,153
No. of Santander Chile shares	—	—	12,241,685	12,241,685
No. of Santander Poland shares	—	—	4,129	4,129

The Identified Staff’s total remuneration by business area is as follows:

Table 91. Remuneration by area of activity

Thousands of euros

	31 dec 2014
	Investment	Commercial
	banking	banking	Other	Total
HC	239	681	170	1.090

Total remuneration	183,995	386,076	166,015	736,086

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The investment banking area includes Identified Staff, whether senior managers or other staff categories, belonging to businesses related to wholesale banking, reflecting income received from global corporate banking, investment banking and the markets business, which includes all the globally managed treasury departments and the equities business. Commercial banking contains all the customer banking businesses and encompasses employees, whether senior managers or other staff categories, who work in retail banking activities.

“Other” includes Identified Staff in Asset Management (working with investment and pension funds) and in corporate support areas (such as risks, controller and management control, human resources, general secretariat, etc.), as well as executive directors who do not manage any particular division.

14.5.2 Remuneration policy in 2015

For 2015, the basic principles of the remuneration policy will continue to be as follows:

•	Compensation will be consistent with a rigorous approach to risk management and not foster improper risk-taking, will be well aligned with the interests of shareholders with a premium on creating value over the long term.

•	Fixed remuneration shall represent a significant proportion of total compensation in order to prevent unnecessary risk-taking.

•	Variable remuneration shall reward performance, based on achievement of the objectives set for the Group and for the business divisions, in accordance with the priorities in each case. It shall not be guaranteed and shall be flexible enough to be completely withdrawn in certain circumstances.

•	The overall compensation package and its structure have to be competitive, making it easier to attract, keep and reward directors and executives properly.

•	In order to strengthen the link between the remuneration of Identified Staff and sustainable shareholder value creation, the Bonus, in cash and in shares, will continue to be deferred and will be payable only if the beneficiary remains an employee of the Group (with certain exceptions) and no malus clauses apply, subject also to the obligation to hold the shares for at least one year.

The main characteristics of the variable remuneration policy for 2015 are summarised below.

•	Components of variable remuneration. The total variable remuneration total will be composed, in general, of: (i) a Bonus, to be received partly in cash and partly in shares, with part of the Bonus being deferred over a period which, depending on the job category, of three or of five years; and (ii) a long-term incentive (performance shares), which will be received, if at all, entirely in deferred stock options.
•	Limitations on variable remuneration. The sum of the Bonus and any LTI for 2015 granted to Identified Staff, plus any other component of variable remuneration to which they are entitled, shall not exceed the limits applicable to the variable components of remuneration. The board of directors of the Bank will propose to the 2015 annual general meeting that the variable components of the remuneration of all of the Bank’s Identified Staff be limited to a maximum of 200% of the total amount of the fixed components.

Setting of the Bonus

At the beginning of 2016, the board of directors, at the proposal of the remuneration committee, will determine any Bonus payable for 2015 for each executive director, taking as general starting point a benchmark standard Bonus for achievement of 100% of the charted targets (referred to as the base or reference Bonus), and taking into account certain quantitative metrics, as well as additional qualitative factors. Both the quantitative and the qualitative metrics will be aimed at achieving the long-term strategic objectives (2017) defined by the Group in relation to employees, customers, shareholders and society.

a)	Quantitative metrics.

•	75% of the Bonus is tied to 2015 NOP compared with the figure budgeted for the year and adjusted for the growth recorded over the previous year.

•	25% of the Bonus is set according to the return on risk-weighted assets (RORWA) obtained in 2015, compared with the budgeted figure for the year.

In applying these metrics, a distinction is made between executives with Group-level general management functions and executives assigned to a particular country or business division, the former being assessed on Group profit and risk-adjusted return and the latter, on the profit and risk-adjusted return of their country or division (with a weight of 70%).

These metrics are key for achieving the strategic objectives such as the return on tangible equity (ROTE), earnings per share (EPS) and Core Equity Tier 1 (CET1).

b)	Additional qualitative factors:

To assess the quality of the results measured by the above metrics and calculate the individual Bonus, the following factors will also be taken into account:

•	Appropriate risk management and efficient use of capital.

•	Competitive benchmarking of earnings.

•	Competitive benchmarking of customer satisfaction.

•	The evolution of the Group’s core capital, economic capital, balance sheet and there relevant management factors, including the level of commitment of Group employees.

•	To determine an executive’s individual Bonus, an individual assessment of the objectives specific to the executive’s function.

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These metrics contribute to measuring and rewarding the achievement of strategic objective, such as customers under contract, being ranked amongst the top three banks to work in and targets for capital and non-performing loans.

c)	Additional conditions

Lastly, the following rules will also be applied in determining the Bonus:

•	Depending on whether Group metrics or country or business division metrics take priority, if Group NOP or country or business division NOP for 2015 is more than 50% less than the figure for 2014, the remuneration committee will analyse the results and set a Bonus which will on no account exceed 50% of the Bonus awarded for 2014.

•	Depending on whether Group NOP or country or business division NOP takes priority, if the NOP is negative, the Bonus will be zero.

Besides the general Bonus scheme, which is applicable to top-level executives of the Group, the Global Banking & Markets (GBM) division uses a model that is applied in all the geographies in which the division carries on its activity. This model rewards the achievement of results based on a pay-out system, linking variable remuneration to the division’s ordinary net profit, including provisions and other similar costs. The system assigns a weight of 25% to the achievement of risk-adjusted return targets and, on an aggregate basis, assumes that 30% of income is linked to Group results for the principal executives in the division. Lastly, the GBM scheme uses the same qualitative factors as the general Bonus scheme, taking into account the Group’s strategy in relation to GBM, its management in a broad sense and, in particular, the risks assumed.

Furthermore, some specific businesses and units may measure targets for units smaller than the Group, division or country. In these cases, the general principles are the same as those set out above and will be oriented toward achieving local objectives that contribute to achieving the Group’s strategic objectives.

Method of payment of the Bonus

The Bonus will be paid 50% in cash and 50% in shares, part in 2015 and the rest deferred over three or five years. The 5-year deferral scheme will apply to the Bonus of executive directors, division heads, country heads for countries that account for 1% or more of the Group’s economic capital and other executives of a similar profile, as well as to those whose Bonus is of a similar amount as these. The Bonus for the rest of Identified Staff will be deferred three years. The Bonus will be paid as follows:

a)	Between 40% and 60% of the Bonus will be paid in 2016, half in cash net of taxes and half in shares.

b)	The remaining 60% to 40% will be deferred in three or five instalments paid, if applicable, in 2017, 2018 and 2019 and, if applicable, in 2020 and 2021. The amount payable in each year will be paid, net of taxes, half in cash and half in shares.

	Percentage Paid Immediately	Percentage Deferred	Asset Management
Executive directors and members of Identified Staff with total variable remuneration total ≥ €2.6 mn	40%	60%	5 years
Division heads, country heads in countries accounting for 1% or more of the Group’s economic capital, other group executives with similar profile and members of Identified Staff with total variable remuneration total ≥ €1.7 mn (< €2.6 mn)	50%	50%	5 years
Rest of beneficiaries	60%	40%	3 years

Setting of the LTI

The board of directors, at the proposal of the remuneration committee, will set an LTI for Identified Staff starting with the equivalent amount to 20% of their base Bonus in 2015.

The applicable LTI, if any, will be calculated by applying the following coefficients to the maximum of 20% of the base Bonus as a function of:

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(1)	The Santander Group earnings per share (EPS) for 2015 in relation to the budgeted EPS for that year:

EPS in 2015 (% of budgeted 2015 EPS)	EPS 2015 coefficient
≥ 90%	1
> 75% BUT < 90%	0.75 – 1	*
≤ 75%	0

*	Linear increment in EPS 2015 coefficient according to the specific percentage relation between real and budgeted 2015 EPS.

(2)	The rate of return on tangible equity (ROTE) for 2015 of the Santander Group in relation to the budgeted ROTE for the year:

ROTE in 2015 (% of budgeted 2015 EPS)	ROTE 2015 coefficient
≥ 90%	1
> 75% BUT < 90%	0.75 – 1	*
≤ 75%	0

*	Linear increment in EPS 2015 coefficient according to the specific percentage relation between real and budgeted 2015 EPS.

Consequently, the formula for setting the LTI (the result of that formula, the “LTI Agreed Amount”) will be:

LTI Agreed Amount= Base Amount x (0.5 x EPS 2015 coefficient + 0.5 x ROTE 2015 coefficient)

Where:

•	Base Amount is equal to 20% of the senior manager base bonus.

•	The EPS 2015 coefficient and ROTE 2015 coefficient will take the values set out in the above tables according to the EPS and ROTE performance in 2015.

For each member of Identified Staff, the LTI Agreed Amount will determine the maximum number of shares receivable, if any, calculated using the share’s market price in the 15 sessions prior to the date on which the board of directors sets the bonus for 2015.

In any event, the accrual and final amount of the LTI are tied to the degree of achievement of the multi-year objectives of the plan and to the other conditions described below.

(i)	Accrual of LTI tied to multi-year objectives

The LTI is earned and its amount is determined by the achievement of certain targets for the period 2015-2017 (the multi-year objectives) and by the metrics and scales of achievement associated with those multi-year objectives, as well as by the rest of the conditions of the plan for the period 2015-2018.

The multi-year objectives, their metrics and achievement scales are set out below:

(a)	Competitive benchmarking of Santander Group EPS growth in 2015-2017 to a reference group of 17 banking peers (the “Benchmark Group”). EPS growth means the percentage change in earnings per share according to the opening and the closing audited consolidated annual financial statements of the reference period (that is, the consolidated financial statements closed at 31 December 2014 and at 31 December 2017, respectively).

EPS growth means the percentage change in earnings per share according to the opening and the closing consolidated annual financial statements of the reference period (that is, the consolidated financial statements closed at 31 December 2014 and at 31 December 2017, respectively)

Santander ranking in EPS growth 2015-2017	EPS coefficient
From 1st to 5th	1
6th	0.875
7th	0.75
8th	0.625
9th	0.50
10th -18th	0

The Benchmark Group will consist of the following banks: Wells Fargo, JP Morgan Chase, HSBC, Bank of America, Citigroup, BNP Paribas, Lloyds, UBS, BBVA, Barclays, Standard Chartered, ING, Deutsche Bank, Société Générale, Intesa SanPaolo, Itaú-Unibanco and Unicredito.

(b)	Santander Group ROTE for 2017:

ROTE in 2017 (%)	ROTE ratio
≥ 12%	1
> 11% BUT < 12%	0.75 – 1	*
≤ 11%	0

*	Linear increment in ROTE 2015 coefficient according to the percentage change, within that line of the scale, of Santander Group ROTE in 2017.

For LTI beneficiaries with duties in a specific business division or country, the results of the division or country they manage will be considered; for all others, the Group results will be used. For these purposes, the board of directors may reduce (but not increase) the ROTE 2015 coefficient that applies to each beneficiary according to the performance of a specific country or division in relation to its budgeted targets.

(c)	Employee satisfaction, as measured by being ranked amongst Top 3 of best banks to work at in main markets where the Group operates:

No. of main markets in which Santander ranks amongst Top 3 best banks to work at in 2017	Employees Coefficient
6 or more	1
5 or fewer	0

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For these purposes, the Santander Group’s main markets are: Germany, Argentina, Brazil, Chile, Spain, United States, Mexico, Poland, Portugal and United Kingdom.

A scale has also been prepared for beneficiaries who perform duties in a specific country for which this metric can be individualised. In this case, a ranking amongst the top three banks in that country will be required for the coefficient to be set at 1; otherwise it will be zero.

(d)	Customer satisfaction, as measured by being ranked amongst the Top 3 banks with the best customer satisfaction rating in the main markets.

No. of main markets in which Santander ranks amongst Top 3 banks with best customer satisfaction rating 2017	Customers Coefficient
10	1
BETWEEN 6 AND 9	0.2 – 0.8	*
5 OR FEWER	0

*	Linear increment in Customers Coefficient such that, within this line of the scale, the coefficient increases 0.2 for each additional main market in which the customer satisfaction rating is ranked amongst Top 3.

A scale has also been prepared for beneficiaries who perform duties in a specific country for which this metric can be individualised. In this case, a ranking amongst the top three banks in that country will be required for the coefficient to be set at 1; otherwise it will be zero.

(e)	Customer contracting, taking into account that the Santander Group targets for 31 December 2017 are to have 17 million individual customers and 1.1 million SME and business customers.

Individual customers contracted (millions)	Individuals Coefficient		SMEs and business customers contracted	Businesses Coefficient
≥ 17	1		≥ 1.1	1
> 15 but < 17	0.5 – 1	*	> 1 but < 1.1	0.5 – 1	*
≤ 15	0		≤ 1	0

*	Linear increment in Individuals Coefficient and in Businesses Coefficient according to number of customers under contract in each category at 31 December 2017.

A scale has also been prepared for beneficiaries who perform duties in a specific country for which this metric can be individualised. In this case, 100% of the target for individual and business customers under contract will have to be achieved for the coefficient to be 1; reaching 90% of those targets will set the coefficient at 0.5, with a linear increment between both points as a function of the achievement of the targets.

Based on the above metrics and achievement scales and of the data at year-end 2017, the accrued LTI amount for each executive director (the “Accrued LTI Amount”) will be determined according to the following formula:

Accrued LTI Amount = Amt. x (0.25 x A + 0.25 x B + 0.2 x C + 0.15 x (d) + 0.075 x E1 + 0.075 x E2)

Where:

•	Amt. is the LTI Agreed Amount for the beneficiary.

•	A is the EPS Coefficient obtained from the scale in section (a) above according to the Santander Group’s 2015-2017 EPS performance versus the Benchmark Group.

•	B is the ROTE Coefficient obtained from the scale in section (b) above according to the Santander Group’s 2017 ROTE performance.

•	C is the Employees Coefficient obtained from the scale in section (c) above.

•	D is the Customers Coefficient obtained from the scale in section (d) above.

•	E1 is the Individuals Coefficient obtained from the scale in section (e) above for individual customers under contract.

•	E2 is the Individuals Coefficient obtained from the scale in section (e) above for business customers under contract.

(ii)	Other conditions for accrual of the LTI

The LTI accrual period ends 31 December 2018, so the conditions of the plan must be met until the end of that period, even though the above metrics are referenced to the period 2015-2017.

Consequently, to determine the final LTI amount receivable by each beneficiary (the Final LTI Amount), the board of directors, at the proposal of the remuneration committee, may at any time prior to the payment date reduce (but not increase) the Accrued LTI Amount of each beneficiary if he or she has taken on excessive risk in pursuit of the multi-year objectives.

Furthermore, accrual of the LTI remuneration is conditional on the beneficiary remaining in the Group and on non-occurrence of the so-called malus clauses prior to delivery of the shares.

(iii)	Form of payment of the LTI:

The LTI will be paid entirely in shares, deferred until 2019. The payment date will foreseeably be in the first quarter of 2019.

Continued employment conditions and malus clauses

Deferred remuneration (both the LTI and the deferred part of the Bonus) becomes payable only if the beneficiary remains an employee of the Group and if (in the opinion of the board of directors, at the proposal of the remuneration committee) none of the following events occur during the period prior to each delivery as a result of actions taken in 2015:

(i)	the Group’s financial performance is unsatisfactory.

(ii)	the beneficiary fails to comply with internal regulations, particularly those relating to risks;

(iii)	the external auditors consider that the Group’s financial statements require a material restatement, except where due to a change in accounting rules; or

(iv)	there are material changes in the Group’s economic capital or risk profile.

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At the proposal of the remuneration committee and based on the degree of compliance with said conditions, the board of directors shall determine the exact amount of the deferred portion of the Bonus and the LTI amount that is to be paid.

Other characteristics

•	Hedges of the value of any Santander shares received during the holding and deferral periods are expressly prohibited. Sale of the shares awarded is also prohibited until one year after the award.

•	On the occasion of each delivery of shares and therefore subject to the same requirements, beneficiaries will be paid an amount in cash equal to the dividends paid on said shares plus the interest earned on the deferred amount of the annual cash Bonus from the date of payment of the portion of the Bonus paid immediately until the date of payment of the Bonus or LTI in question. Where the Santander Dividendo Elección (scrip dividend) programme applies, the beneficiary will be paid the price offered by the Bank for the Bonus share rights attached to the shares.

•	The shares to be delivered on each occasion will be determined based on the average, weighted by daily trading volume, of the average weighted prices of the Santander share in the 15 sessions before the date on which the board of directors sets the Bonus for 2015.

To the extent that both the Bonus and the LTI entail the delivery of shares of the Bank, the board of directors shall submit to the approval of the next annual general meeting the fifth cycle of the deferred conditional variable remuneration plan, through which the Bonus will be implemented, and the second cycle of the performance shares plan, which will serve to implement the LTI.

14.6. Criteria for taking present and future risks into consideration

The following criteria and processes regarding the consideration of present and future risks are taken into account in determining variable remuneration:

•	Alignment of the metrics, both quantitative and qualitative, and hence of the Bonus and LTI, with the Group’s 2017 strategic objectives. These objectives and metrics cover the objectives in relation to employees, customers, shareholders and, hence, to society as a whole.

•	The balance of quantitative and qualitative metrics, both in the methodology for setting the Bonus and in the one for determining the LTI.

•	The inclusion of risk-adjusted return on capital as a basic metric in determining variable remuneration in 2014 and 2015, stressing the importance of regulatory capital in achieving the results.

•	The inclusion of qualitative factors in determining the Bonus, so as to ensure that a broad view of performance, including all relevant management factors, is obtained.
•	Most important among the qualitative factors are risk, capital and balance sheet management, which covers all the basic dimensions of risk (losses, concentration, liquidity and capital), liquidity management, capital management, the general control environment and the quality and consistency of earnings. This factor is assessed by the remuneration risk assessment committee, which includes the heads of the Group’s control functions: risks, internal audit, compliance, controller and management control, financial management and investor relations, human resources, and technology and operations.

•	The payment of 50% of the Bonus in shares and the deferral of between 60% and 40% over three or five years.

•	The obligation to hold the shares, whether delivered immediately or after a period of deferral, so that the beneficiaries cannot dispose of the shares until one year after the award.

•	The malus clauses, which affect the payment of the deferred amounts, whether in cash or in shares.

•	The corporate governance of the whole process, with the involvement of the board of directors, as mentioned previously, the composition and functions of the remuneration committee, and the participation of the remuneration risk assessment committee, whose mission is to ensure that any present and future risks that might have an impact on variable remuneration are taken into account.

Note: For further information regarding remuneration, see Note 5 to the Group’s statutory financial statements, which provides information on the directors’ remuneration relating to 2014 and the remuneration committee’s report for 2014.

The following table shows the remuneration by salary band of those employees who earned more than one million euros.

Table 92. Remuneration, by salary band

Salary Band (en EUR)	Number of persons
01 000 000 - 01 500 000 EURO	76
01 500 000 - 02 000 000 EURO	22
02 000 000 - 02 500 000 EURO	11
02 500 000 - 03 000 000 EURO	5
03 000 000 - 03 500 000 EURO	9
03 500 000 - 04 000 000 EURO	3
04 000 000 - 04 500 000 EURO	1
04 500 000 - 05 000 000 EURO	3
05 000 000 - 06 000 000 EURO	7
06 000 000 - 07 000 000 EURO	2
07 000 000 - 08 000 000 EURO	2
08 000 000 - 09 000 000 EURO	2

143

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PILLAR III DISCLOSURES APPENDIX

Appendix I

Companies with different consolidation method and significant financial investments and insurers

Code	Company name	Regulation 575/2013	CBE 4/2004
00005	ALLFUNDS BANK, S.A	Proportional	Equity method
00130	SANTANDER PENSIONES, S.A., E.G.F	Proportional	Equity method
00131	SANTANDER ASSET MANAGEMENT, S.A. SGIIC.	Proportional	Equity method
00256	OMEGA FINANCIAL SERVICES GMBH	Proportional	Equity method
00326	PORTAL UNIVERSIA, S.A.	Equity method	Global
00447	SANTANDER TOTTA SEGUROS, COMPANHIA DE SEGUROS DE VIDA, S.A.	Equity method	Global
00488	SERVICIOS CORPORATIVOS SEGUROS SERFIN, S.A. DE C.V.	Equity method	Global
00492	INSTITUTO SANTANDER SERFIN, A.C.	Equity method	Global
00518	SANTANDER RÍO ASSET MANAGEMENT GERENTE DE FONDOS COMUNES DE INVERSIÓN S.A.	Proportional	Equity method
00552	GESTIÓN SANTANDER, S.A. DE C.V., SOCIEDAD OPERADORA DE SOCIEDADES DE INVERSIÓN	Proportional	Equity method
00581	UNIVERSIA BRASIL, S.A.	Equity method	Global
00583	UNIVERSIA CHILE, S.A.	Equity method	Global
00584	UNIVERSIA PERÚ, S.A.	Equity method	Global
00585	UNIVERSIA PUERTO RICO, INC.	Equity method	Global
00586	UNIVERSIA MÉXICO, S.A. DE C.V.	Equity method	Global
00587	PORTAL UNIVERSIA ARGENTINA, S.A.	Equity method	Global
00588	UNIVERSIA COLOMBIA S.A.S.	Equity method	Global
00589	PORTAL UNIVERSIA PORTUGAL, PRESTAÇAO DE SERVIÇOS DE INFORMÁTICA, S.A.	Equity method	Global
00601	SANTANDER SEGUROS Y REASEGUROS, COMPAÑÍA ASEGURADORA, S.A.	Equity method	Global
00609	CERTIDESA, S.L.	Equity method	Global
00630	HISPAMER RENTING, S.A.U.	Equity method	Global
00634	LAPARANZA, S.A.	Equity method	Global
00640	INVERSIONES MARÍTIMAS DEL MEDITERRÁNEO, S.A.	Equity method	Global
00673	SANTANDER CAPITALIZAÇÃO, S.A.	Equity method	Global
00697	SANTANDER RÍO TRUST S.A.	Equity method	Global
00705	U.C.I., S.A.	Proportional	Equity method
00714	PROGRAMA MULTI SPONSOR PMS, S.A.	Equity method	Global
00717	LA UNIÓN RESINERA ESPAÑOLA, S.A.	Equity method	Global
00718	Santander Private Real Estate Advisory & Management, S.A.	Equity method	Global
00730	GUARANTY CAR, S.A.	Equity method	Global
00864	CLINICA SEAR	Equity method	Global
00865	CLUB ZAUDIN GOLF S.A.	Equity method	Global
00923	NORCHEM PARTICIPAÇÕES E CONSULTORIA, S.A.	Proportional	Equity method

176

PILLAR III DISCLOSURES APPENDIX

Code	Company name	Regulation 575/2013	CBE 4/2004
00954	SANTANDER ASSET MANAGEMENT LUXEMBOURG, S.A.	Proportional	Equity method
00968	SANTANDER ASSET MANAGEMENT S.A. ADMINISTRADORA GENERAL DE FONDOS	Proportional	Equity method
00985	TRANSOLVER FINANCE EFC, S.A.	Proportional	Equity method
01004	SANTANDER ASSET MANAGEMENT, LLC	Proportional	Equity method
01104	LURI 1, S.A.	Equity method	Global
01119	DAREP LIMITED	Equity method	Global
01121	LURI 2, S.A.	Equity method	Global
01140	UNIÓN DE CRÉDITOS INMOBILIARIOS, S.A., EFC	Proportional	Equity method
01141	RETAMA REAL ESTATE, S.A.	Proportional	Equity method
01147	MATA ALTA, S.L.	Equity method	Global
01151	GESTIÓN DE INSTALACIONES FOTOVOLTAICAS, S.L. (UNIPERSONAL)	Equity method	Global
01155	SANTANDER CONSUMER RENTING, S.LL	Equity method	Global
01160	FC2EGESTIÓN, S.L.	Proportional	Equity method
01165	PROMOCIONES Y SERVICIOS SANTIAGO, S.A. DE C.V.	Equity method	Global
01168	AVIACIÓN REGIONAL CÁNTABRA, A.I.E.	Equity method	Global
01204	NAVIERA TRANS GAS, A.I.E.	Equity method	Global
01210	LURI LAND S.A	Equity method	Global
01216	Allfunds Bank International S.A.	Proportional	Equity method
01226	SERVICES AND PROMOTIONES MIAMI LLC	Equity method	Global
01229	PROMOCIONES Y SERVICIOS MONTERREY, S.A. DE C.V.	Equity method	Global
01233	SANTANDER GLOBAL PROPERTY MÉXICO, S.A. DE C.V.	Equity method	Global
01235	AVIACIÓN REAL, A.I.E.	Equity method	Global
01242	ALLFUNDS NOMINEE LIMITED	Proportional	Equity method
01243	RUEVILLIOT 26 S.L.	Equity method	Global
01244	INMO FRANCIA 2 S.A.	Equity method	Global
01273	NAVIERA TRANS ORE, A.I.E.	Equity method	Global
01274	AVIACIÓN ANTARES, A.I.E.	Equity method	Global
01275	GARILAR, S.A.	Equity method	Global
01279	LURI 4, S.A.	Equity method	Global
01280	AVIACIÓN SCORPIUS, A.I.E.	Equity method	Global
01282	UCI MEDIAÇÃO DE SEGUROS, UNIPESSOAL LDA.	Proportional	Equity method
01283	AVIACIÓN RC II, A.I.E.	Equity method	Global
01288	AVIACIÓN CENTAURUS, A.I.E.	Equity method	Global
01300	NAVIERA TRANS WIND, S.L.	Equity method	Global
01302	ROSENLEASE, S.L.	Equity method	Global
01307	UCI HOLDING BRASIL LTDA	Proportional	Equity method
01308	COMPANHIA PROMOTORA UCI	Proportional	Equity method
01317	AVIACIÓN BRITÁNICA, A.I.E.	Equity method	Global
01322	ALLFUNDS INTERNATIONAL SCHWEIZ AG	Proportional	Equity method
01323	BANSALUD, S.L.	Equity method	Global
01327	FORTUNE AUTO FINANCE CO., LTD	Proportional	Equity method
01330	SANTANDER ELAVON MERCHANT SERVICES ENTIDAD DE PAGO, S.L.	Proportional	Equity method
01338	PARQUE EÓLICO EL MEZQUITE, S.A.P.I. DE C.V.	Equity method	Global
01339	PARQUE EÓLICO LA CARABINA I, S.A.P.I. DE C.V.	Equity method	Global
01340	PARQUE EÓLICO LA CARABINA II, S.A.P.I. DE C.V.	Equity method	Global
01341	ENERGIA EÓLICA DE MEXICO, S.A. DE C.V.	Proportional	Equity method
01353	EOLSIPONTO S.R.L.	Equity method	Global
01368	SANTANDER ASSET MANAGEMENT USA, LLC	Proportional	Equity method

177

PILLAR III DISCLOSURES APPENDIX

Code	Company name	Regulation 575/2013	CBE 4/2004
01373	SOCIETA ENERGETICA VIBONESE DUE, SRL	Equity method	Global
01376	SAM FINANCE LUX S.À.R.L	Proportional	Equity method
01378	PROYECTO RAKI SPA	Equity method	Global
01379	PROYECTO HUAJACHE SPA	Equity method	Global
01385	GESTORA PATRIMONIAL CALLE FRANCISCO SANCHA 12, S.L.	Equity method	Global
01388	WTW SHIPPING LIMITED	Equity method	Global
01411	SANTANDER INSURANCE AGENCY, U.S., LLC	Equity method	Global
01506	COMPANHIA DE ARRENDAMENTO MERCANTIL RCI BRASIL	Proportional	Equity method
01507	COMPANHIA DE CRÉDITO, FINANCIAMENTO E INVESTIMENTO RCI BRASIL	Proportional	Equity method
01513	SANTANDER BRASIL ASSET MANAGEMENT DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A.	Proportional	Equity method
01533	SANTANDER GETNET SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.	Equity method	Global
01535	SANTANDER FUNDO DE INVESTIMENTO RENDA FIXA CAPITALIZATION	Equity method	Global
01538	Evidence Previdência S.A.	Equity method	Global
01551	BW GUIRAPÁ I S.A.	Proportional	Equity method
01552	SANTANDER BRASIL GESTÃO DE RECURSOS LTDA.	Proportional	Equity method
01553	WEBCASAS, S.A.	Equity method	Global
01554	EOL WIND ENERGIAS RENOVÁVEIS, S.A.	Equity method	Global
01555	EOL BRISA ENERGIAS RENOVÁVEIS, S.A.	Equity method	Global
01556	EOL VENTO ENERGIAS RENOVÁVEIS, S.A.	Equity method	Global
01557	CENTRAL EÓLICA SANTO ANTONIO DE PADUA S.A.	Equity method	Global
01558	CENTRAL EÓLICA SÃO CRISTÓVÃO S.A.	Equity method	Global
01559	CENTRAL EÓLICA SÃO JORGE S.A.	Equity method	Global
01571	SAM BRASIL PARTICIPAÇÕES LTDA.	Proportional	Equity method
01576	TRANSACCIONES ELECTRONICAS POS MÓVIL S.A.	Equity method	Global
01577	TOQUE FALE SERVIÇOS DE TELEMARKETING LTDA.	Equity method	Global
01578	INTEGRY TECNOLOGIA E SERVIÇOS A H U LTDA.	Equity method	Global
01579	GO PAY COMÉRCIO E SERVIÇOS DE TECNOLOGIA DA INFORMAÇÃO LTDA.	Equity method	Global
01580	AUTTAR HUT PROCESSAMENTO DE DADOS LTDA.	Equity method	Global
01614	BZ WBK-AVIVA TOWARZYSTWO UBEZPIECZEN OGÓLNYCH S.A.	Equity method	Global
01615	BZ WBK-AVIVA TOWARZYSTWO UBEZPIECZEN NA ZYCIE S.A.	Equity method	Global
01809	ALCAIDESA GOLF, S.L.	Equity method	Global
01810	ALCAIDESA HOLDING, S.A.	Equity method	Global
01811	ALCAIDESA INMOBILIARIA, S.A.	Equity method	Global
01812	ALCAIDESA SERVICIOS, S.A.	Equity method	Global
01817	CAJA DE EMISIONES CON GARANTÍA DE ANUALIDADES DEBIDAS POR EL ESTADO, S.A.	Equity method	Global
01818	NEWCOMAR, S.L.	Equity method	Global
02143	SANTANDER ASSET MANAGEMENT UK HOLDINGS LIMITED	Proportional	Equity method
02700	SANTANDER ASSET MANAGEMENT UK LIMITED	Proportional	Equity method
02706	S Portfolio M UK Limited	Proportional	Equity method
02711	SANTANDER PORTFOLIO MANAGEMENT UK LIMITED	Proportional	Equity method
02737	SAM INVESTMENT HOLDINGS LIMITED	Proportional	Equity method
02753	HYUNDAI CAPITAL UK LIMITED	Proportional	Equity method
02885	BROXTED SOLAR CO LTD	Equity method	Global
02890	WANDYLAW WIND FARM LTD	Equity method	Global
02893	MIDDLEWICK WIND FARM LIMITED	Equity method	Global
02900	KELMARSH WIND FARM LIMITED	Equity method	Global
02901	CHIPLOW WIND FARM LIMITED	Equity method	Global

178

PILLAR III DISCLOSURES APPENDIX

Code	Company name	Regulation 575/2013	CBE 4/2004
02902	WINWICK WIND FARM LIMITED	Equity method	Global
04000	ENERGY EFFICIENT GLOBAL UK PORJECT LIMITED	Equity method	Global
04009	INDIAS CAPITAL LIMITED	Equity method	Global
04012	TOPSAM, S.A DE C.V.	Proportional	Equity method
04014	PENMANSHIEL ENERGY LIMITED	Equity method	Global
04015	TRANS ROTOR LIMITED	Equity method	Global
01250	SCI BANBY PRO	Equity method	Global
01253	AVIACIÓN TRITÓN, A.I.E.	Equity method	Global
01248	ERESTONE S.A.S.	Equity method	Global
01254	SANTANDER GLOBAL PROPERTY USA INC	Equity method	Global
01258	BANBOU	Equity method	Global
01264	METROVACESA, S.A	Equity method	Global
01268	AVIACIÓN INTERCONTINENTAL, A.I.E.	Equity method	Global
01269	HYUNDAI CAPITAL GERMANY GMBH	Proportional	Equity method

Insurers identified in C.5	INV. CODE
SANTANDER SEGUROS Y REASEGUROS, COMPAÑÍA ASEGURADORA, S.A.	A46003273
AEGON SANTANDER GENERALES SEGUROS Y REASEGUROS, S.A.	A86588050
AEGON SANTANDER VIDA SEGUROS Y REASEGUROS, S.A.	A86588068
ZURICH SANTANDER INSURANCE AMÉRICA, S.L.	B86091790
SANTANDER RÍO SEGUROS S.A.	AR000211061
ZURICH SANTANDER HOLDING (SPAIN), S.L.	B86389384
ZURICH SANTANDER HOLDING DOS (SPAIN), S.L.	B86411097
ZURICH SANTANDER BRASIL SEGUROS E PREVIDÊNCIA S.A.	BR000227082
ZURICH SANTANDER BRASIL SEGUROS S.A.	BR000485876
ZURICH SANTANDER SEGUROS DE VIDA CHILE S.A.	CL000228094
ZURICH SANTANDER SEGUROS GENERALES CHILE S.A.	CL000825691
ZURICH SANTANDER SEGUROS MÉXICO, S.A.	MX000227581
INVERSIONES ZS AMÉRICA SPA	CL001443608
INVERSIONES ZS AMÉRICA DOS LTDA	CL001457537
SANTANDER SEGUROS, S.A. (URUGUAY)	UY000211560
SANTANDER TOTTA SEGUROS, COMPANHIA DE SEGUROS DE VIDA, S.A.	PT000237360
AEGON SANTANDER PORTUGAL NÃO VIDA - COMPANHIA DE SEGUROS, S.A.	PT002113056
AEGON SANTANDER PORTUGAL VIDA - COMPANHIA DE SEGUROS VIDA, S.A.	PT002113043
SANTANDER INSURANCE LIFE LIMITED	IE001378957
SANTANDER INSURANCE EUROPE LIMITED	IE001378944
DAREP LIMITED	IE000697465
BZ WBK-AVIVA TOWARZYSTWO UBEZPIECZEN OGÓLNYCH S.A.	PL001459298
BZ WBK-AVIVA TOWARZYSTWO UBEZPIECZEN NA ZYCIE S.A.	PL001459302
CESCE	6516
SANTANDER INSURANCE AGENCY, U.S., LLC	US001697524

179

PILLAR III DISCLOSURES APPENDIX

Investments in financial entities >10%	INV. CODE
ADMINISTRADOR FINANCIERO DE TRANSANTIAGO	CL000697471
ATTIJARI FACTORING MAROC, S.A.	MA000204668
CANTABRIA CAPITAL, SGECR, S.A.	A39548110
CENTRO DE COMPENSACIÓN AUTOMATIZADO, S.A.	CL000486357
GIRE, S.A.	AR000208797
POLFUND—FUNDUSZ PORECZEN KREDYTOWYCH S.A.	PL001425345
NORCHEM HOLDINGS E NEGÓCIOS, S.A.	BR000210405
OPERADORA DE ACTIVOS ALFA, S.A. DE C.V.	MX000234957
OPERADORA DE ACTIVOS BETA, S.A. DE C.V.	MX000400432
PARTANG, SGPS, S.A.	PT001182179
PSA FINANCE PLC	GB000302753
REDBANC, S.A.	CL000438772
REDSYS SERVICIOS DE PROCESAMIENTO, S.L.U.	B85955367
SOCIEDAD INTERBANCARIA DE DEPÓSITOS DE VALORES S.A.	CL000439137
TRANSBANK, S.A.	CL000438791
UNICRE—INSTITUICaO FINANCEIRA DE CRÉDITO, S.A.	PT000201184
BANK OF BEIJING CONSUMER FINANCE COMPANY	CN001672802
OLIVANT INVESTMENTS SWITZERLAND S.A.	LU001099389
BANCO CAIXA GERAL TOTTA DE ANGOLA, S.A.	AO000243988
Coelsa SA	AR000434782
Cofides, S.A.	A78990603
Seed Capital de Bizkaia, SGECR, S.A.	A48419329
SERVICIOS FINANCIEROS ENLACE S.A. DE C.V.	SV000242973
SOCIEDAD ESPAÑOLA DE SISTEMAS DE PAGO SA	9020
SOCIEDAD PROMOTORA BILBAO PLAZA FINANCIERA, S.A.	A48401830
Visa SA	AR000441222
SIBS—SOC.INTERBANCARIA DE SERVIOS, SA	PT000201178
EUROPEAN DATA WAREHOUSE GMBH	DE001487051
PREVISAO—SOC.GESTORA FUNDOS PENSOES, S	PT000438371
EUROBANCO EN LIQUIDACION	UY000207401
Scottish Loan Fund	GB001524646
CIP—CAMARA INTERBANCARIA DE PAGAMENTOS	BR000444863
CIBRASEC—COMPANHIA BRASILEIRA DE SECURITIZACAO	BR000471185
NEW NIB LIMITED	NL000749299
KRAJOWA IZBA ROZLICZENIOWA SA	PL001422018
POLSKI STANDARD PLATNOSCI SP. Z O.O.	PL001887527

180

PILLAR III DISCLOSURES APPENDIX

Appendix II.a

Reconciliation public balance sheet / non-public balance sheet

(A) ASSETS

Millions of euros

	Figures at 31 December 2014
	(B) Public balance sheet	(C) Non-public balance sheet	(D) Reference to transitional disclosure template
Cash and balances at central banks	69,428	69,453
Financial assets held for trading	148,888	149,296
Other financial assets at fair value through profit or loss	42,673	38,623
Available-for-sale financial assets	115,250	105,270
Loans and receivables	781,635	786,292
Held-to-maturity investments	0	0
Changes in the fair value of the hedged items in portfolio hedges of interest rate risk	1,782	1,784
Hedging derivatives	7,346	7,346
Non-current assets held for sale	5,376	5,603
Investments	3,471	4,928
Insurance contracts linked to pensions	345	1,967
Reinsurance assets	340	0
Tangible assets	23,256	16,918
Intangible assets	30,401	30,420	1
Tax assets	27,956	27,557
Of which: deferred	22,164	21,766	2
Other assets	8,149	6,755	3

TOTAL ASSETS	1,266,296	1,252,214

181

PILLAR III DISCLOSURES APPENDIX

(A) LIABILITIES

Millions of euros

	Figures at 31 December 2014
	(B) Public balance sheet	(C) Non-public balance sheet	(D) Reference to transitional disclosure template
Financial liabilities held for trading	109,792	110,550
Other financial liabilities at fair value through profit or loss	62,317	42,322
Financial liabilities at amortised cost	961,052	968,345
Of which: Subordinated liabilities	17,132	17,175	4
Changes in the fair value of hedged items i in portfolio hedges of interest rate risk	31	31
Hedging derivatives	7,255	7,158
Liabilities associated with non-current assets held for sale	21	21
Liabilities under insurance contracts	713	0
Provisions	15,376	15,357
Tax liabilities	9,379	9,038
Of which: deferred	4,527	4,172	5
Other liabilities	10,645	10,492

TOTAL LIABILITIES	1,176,582	1,163,314

(A) EQUITY

Millions of euros

	Figures at 31 December 2014
	(B) Public balance sheet	(C) Non-public balance sheet	(D) Reference to transitional disclosure template
Share capital	6,292	6,292	6
Share premium	38,611	38,611	7
Reserves	41,160	41,160	8
Other equity instruments	265	265	9
(-) Treasury shares	(10)	(10)	10
Attributable profit/(loss)	5,816	5,816	11
(-) Dividends	(471)	(471)
Valuation adjustments	(10,858)	(10,858)	12
Non-controlling interests	8,909	8,094
Valuation adjustments	(655)	(645)	13
Other	9,564	8,738	14

TOTAL EQUITY	89,714	88,899

182

PILLAR III DISCLOSURES APPENDIX

Appendix II.b

Capital instruments’ main features template

183

PILLAR III DISCLOSURES APPENDIX

Sant. Finance
		Banco	Banco	Banco	Banco	Preferred S.A.
1	Issuer	Santander SA	Santander SA	Santander SA	Santander SA	Unipersonal
2	Unique identifier (e.g., CUSIP, ISIN or Bloomberg identifier for private placement)	XS1043535092	XS1066553329	XS1107291541	DE000A0DE4Q4	US80281R3003
3	Governing law(s) of the instrument	Spanish law	Spanish law	Spanish law	Spanish law	Spanish law
Regulatory treatment
4	Transitional CRR rules	Additional Tier 1 capital	Additional Tier 1 capital	Additional Tier 1 capital	Additional Tier 1 capital	Additional Tier 1 capital
5	Post-transitional CRR rules	Additional Tier 1 capital	Additional Tier 1 capital	Additional Tier 1 capital	Tier 2 capital	Tier 2 capital
6	Eligible at solo/(sub-)consolidated/ solo and (sub-)consolidated	Solo and consolidated	Solo and consolidated	Solo and consolidated	Solo and consolidated	Solo and consolidated
7	Instrument type (types to be specified by each jurisdiction)	Contingent convertible	Contingent convertible	Contingent convertible	Preferred	Preferred
8	Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	1.500.000	1.235.483	1.500.000	106.489	73.546
9	Nominal amount of instrument	EUR 100,000	USD 200,000	EUR 100,000	EUR 1,000	USD 25
9a	Issue price	100%	100%	100%	100%	100%
9b	Redemption price	100%	100%	100%	100%	100%
10	Accounting classification	Liabilities - amortised cost	Liabilities - amortised cost	Liabilities - amortised cost	Liabilities - amortised cost	Liabilities - amortised cost
11	Original date of issuance	12/03/2014	19/05/2014	11/09/2014	5/11/2004	11/03/2004
12	Perpetual or dated	Perpetual	Perpetual	Perpetual	Perpetual	Perpetual
13	Original maturity date	Undated	Undated	Undated	Undated	Undated
14	Issuer call subject to prior supervisory approval	Yes	Yes	Yes	Yes	Yes
15	Optional call date, contingent call dates and redemption amount	12/03/19	19/05/19	11/09/21	5/11/2009	11/03/2009
16	Subsequent call dates, if applicable	Quarterly	Quarterly	Quarterly	Semi-annually	Quarterly
Coupons / dividends
17	Fixed or floating dividend/ coupon	Variable	Variable	Variable	Fixed	Fixed
18	Coupon rate and any related index	5-year mid-swap + 5.41%	5-year mid-swap + 4.788%	5-year mid-swap + 5.64%	5,50%	6,41%
19	Existence of a dividend stopper	No	No	No	Yes	Yes
20a	Fully discretionary, partly discretionary or mandatory (in terms of timing)	Fully discretionary	Fully discretionary	Fully discretionary	Partly discretionary	Partly discretionary
20b	Fully discretionary, partly discretionary or mandatory (in terms of amount)	Fully discretionary	Fully discretionary	Fully discretionary	Partly discretionary	Partly discretionary
21	Existence of step up or other incentive to redeem	No	No	No	No	No
22	Cumulative or non-cumulative	Non-cumulative	Non-cumulative	Non-cumulative	Non-cumulative	Non-cumulative
23	Convertible or non-convertible	Convertible	Convertible	Convertible	Non-convertible	Non-convertible
24	If convertible, conversion trigger(s)	This instrument converts into ordinary shares when Common Equity Tier 1 capital falls below 5.125%	This instrument converts into ordinary shares when Common Equity Tier 1 capital falls below 5.125%	This instrument converts into ordinary shares when Common Equity Tier 1 capital falls below 5.125%	n/a	n/a
25	If convertible, fully or partially	Always fully	Always fully	Always fully	n/a	n/a
26	If convertible, conversion rate	The market price of the shares at the time of conversion with a floor of EUR 0.5 (face value).	The market price of the shares at the time of conversion with a floor of EUR 0.5 (face value).	The market price of the shares at the time of conversion with a floor of EUR 0.5 (face value).	n/a	n/a
27	If convertible, mandatory or optional conversion	Mandatory	Mandatory	Mandatory	n/a	n/a
28	If convertible, specify instrument type convertible into	Common Equity Tier 1 capital	Common Equity Tier 1 capital	Common Equity Tier 1 capital	n/a	n/a
29	If convertible, specify issuer of the instrument it converts into	Banco Santander S.A.	Banco Santander S.A.	Banco Santander S.A.	n/a	n/a
30	Write-down features	No	No	No	No	No
31	If write-down, write-down triggers	n/a	n/a	n/a	n/a	n/a
32	If write-down, full or partial	n/a	n/a	n/a	n/a	n/a
33	If write-down, permanent or temporary	n/a	n/a	n/a	n/a	n/a
34	If temporary write-down, description of write-up mechanism	n/a	n/a	n/a	n/a	n/a
35	Position in subordination hierarchy in liquidation (specify instrument type immediately superior to instrument)	Tier 2 capital instruments	Tier 2 capital instruments	Tier 2 capital instruments	Tier 2 capital instruments	Tier 2 capital instruments
36	Non-compliant transitioned features	No	No	No	Yes	Yes
37	If yes, specify non-compliant features	n/a	n/a	n/a	Does not have Common Equity Tier 1 capital conversion clause. Lack of discretionality in payment of dividends or coupons.	Does not have Common Equity Tier 1 capital conversion clause. Lack of discretionality in payment of dividends or coupons.

184

PILLAR III DISCLOSURES APPENDIX

		Sant. Finance	Sant. Finance	Sant. Finance	Sant. Finance	Sant. Finance
		Preferred S.A.	Preferred S.A.	Preferred S.A.	Preferred S.A.	Preferred S.A.
1	Issuer	Unipersonal	Unipersonal	Unipersonal	Unipersonal	Unipersonal
2	Unique identifier (e.g., CUSIP, ISIN or Bloomberg identifier for private placement)	XS0202197694	XS0202774245	US80281R7061	US80281R8051	US80281R8887
3	Governing law(s) of the instrument	Spanish law	Spanish law	Spanish law	Spanish law	Spanish law
Regulatory treatment
4	Transitional CRR rules	Additional Tier 1 capital	Additional Tier 1 capital	Additional Tier 1 capital	Additional Tier 1 capital	Additional Tier 1 capital
5	Post-transitional CRR rules	Tier 2 capital	Tier 2 capital	Tier 2 capital	Tier 2 capital	Tier 2 capital
6	Eligible at solo/(sub-)consolidated/ solo and (sub-)consolidated	Solo and consolidated	Solo and consolidated	Solo and consolidated	Solo and consolidated	Solo and consolidated
7	Instrument type (types to be specified by each jurisdiction)	Preferred	Preferred	Preferred	Preferred	Preferred
8	Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	143.981	155.018	133.239	90.161	173.298
9	Nominal amount of instrument	EUR 1,000	EUR 1,000	USD 25	USD 25	USD 25
9a	Issue price	100%	100%	100%	100%	100%
9b	Redemption price	100%	100%	100%	100%	100%
10	Accounting classification	Liabilities - amortised cost	Liabilities - amortised cost	Liabilities - amortised cost	Liabilities - amortised cost	Liabilities - amortised cost
11	Original date of issuance	30/09/2004	8/10/2004	21/11/2006	31/01/2007	5/03/2007
12	Perpetual or dated	Perpetual	Perpetual	Perpetual	Perpetual	Perpetual
13	Original maturity date	Undated	Undated	Undated	Undated	Undated
14	Issuer call subject to prior supervisory approval	Yes	Yes	Yes	Yes	Yes
15	Optional call date, contingent call dates and redemption amount	30/09/2009	8/10/2009	21/11/2011	31/01/2017	5/03/2017
16	Subsequent call dates, if applicable	Semi-annually	Quarterly	Quarterly	Quarterly	At any time
Coupons / dividends
17	Fixed or floating dividend/ coupon	Variable	Fixed	Fixed	Fixed	Variable
18	Coupon rate and any related index	EURCMS10Y +0.05%	5,75%	6,80%	6,50%	USD3M +0.52%
19	Existence of a dividend stopper	Yes	Yes	Yes	Yes	Yes
20a	Fully discretionary, partly discretionary or mandatory (in terms of timing)	Partly discretionary	Partly discretionary	Partly discretionary	Partly discretionary	Partly discretionary
20b	Fully discretionary, partly discretionary or mandatory (in terms of amount)	Partly discretionary	Partly discretionary	Partly discretionary	Partly discretionary	Partly discretionary
21	Existence of step up or other incentive to redeem	No	No	No	No	No
22	Cumulative or non-cumulative	Non-cumulative	Non-cumulative	Non-cumulative	Non-cumulative	Non-cumulative
23	Convertible or non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible
24	If convertible, conversion trigger(s)	n/a	n/a	n/a	n/a	n/a
25	If convertible, fully or partially	n/a	n/a	n/a	n/a	n/a
26	If convertible, conversion rate	n/a	n/a	n/a	n/a	n/a
27	If convertible, mandatory or optional conversion	n/a	n/a	n/a	n/a	n/a
28	If convertible, specify instrument type convertible into	n/a	n/a	n/a	n/a	n/a
29	If convertible, specify issuer of the instrument it converts into	n/a	n/a	n/a	n/a	n/a
30	Write-down features	No	No	No	No	No
31	If write-down, write-down triggers	n/a	n/a	n/a	n/a	n/a
32	If write-down, full or partial	n/a	n/a	n/a	n/a	n/a
33	If write-down, permanent or temporary	n/a	n/a	n/a	n/a	n/a
34	If temporary write-down, description of write-up mechanism	n/a	n/a	n/a	n/a	n/a
35	Position in subordination hierarchy in liquidation (specify instrument type immediately superior to instrument)	Tier 2 capital instruments	Tier 2 capital instruments	Tier 2 capital instruments	Tier 2 capital instruments	Tier 2 capital instruments
36	Non-compliant transitioned features	Yes	Yes	Yes	Yes	Yes
37	If yes, specify non-compliant features	Does not have Common Equity Tier 1 capital conversion clause. Lack of discretionality in payment of dividends or coupons.	Does not have Common Equity Tier 1 capital conversion clause. Lack of discretionality in payment of dividends or coupons.	Does not have Common Equity Tier 1 capital conversion clause. Lack of discretionality in payment of dividends or coupons.	Does not have Common Equity Tier 1 capital conversion clause. Lack of discretionality in payment of dividends or coupons.	Does not have Common Equity Tier 1 capital conversion clause. Lack of discretionality in payment of dividends or coupons.

185

PILLAR III DISCLOSURES APPENDIX

		Sant. Finance			Santander	Santander
		Preferred S.A.	Banco	SCH Issuances,	Issuances, S.A.	Issuances, S.A.
1	Issuer	Unipersonal	Santander SA	Ltd.	Unipersonal	Unipersonal
2	Unique identifier (e.g., CUSIP, ISIN or Bloomberg identifier for private placement)	XS0307728146	ES0213900204	US802813AD76	US80281TAC27	XS0285087192
3	Governing law(s) of the instrument	Spanish law	Spanish law	New York law	New York law	English law
Regulatory treatment
4	Transitional CRR rules	Additional Tier 1 capital	Tier 2 capital	Tier 2 capital	Tier 2 capital	Tier 2 capital
5	Post-transitional CRR rules	Tier 2 capital	Tier 2 capital	Tier 2 capital	Tier 2 capital	Tier 2 capital
6	Eligible at solo/(sub-)consolidated/ solo and (sub-)consolidated	Solo and consolidated	Solo and consolidated	Solo and consolidated	Solo and consolidated	Solo and consolidated
7	Instrument type (types to be specified by each jurisdiction)	Preferred	Subordinated	Subordinated	Subordinated	Subordinated
8	Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	6.291	10.342	13.380	59.957	484.789
9	Nominal amount of instrument	GBP 50,000	EUR 150,253	USD 100,000	USD 100,000	EUR 50,000
9a	Issue price	100%	100%	100%	100%	100%
9b	Redemption price	100%	100%	100%	100%	100%
10	Accounting classification	Liabilities - amortised cost	Liabilities - amortised cost	Liabilities - amortised cost	Liabilities - amortised cost	Liabilities - amortised cost
11	Original date of issuance	10/07/2007	5/06/1997	10/11/1995	20/06/2006	12/02/2007
12	Perpetual or dated	Perpetual	Dated	Dated	Dated	Dated
13	Original maturity date	Undated	15/12/2015	1/11/2015	20/06/2016	12/02/2019
14	Issuer call subject to prior supervisory approval	Yes	No	No	No	No
15	Optional call date, contingent call dates and redemption amount	10/07/2012	n/a	n/a	n/a	n/a
16	Subsequent call dates, if applicable	Quarterly	n/a	n/a	n/a	n/a
Coupons / dividends
17	Fixed or floating dividend/ coupon	Variable	Fixed	Fixed	Fixed	Variable
18	Coupon rate and any related index	GBP3M +0.835%	7,65%	7,25%	5,91%	Max[((1+EURCMS10Y) ^(1/4)-1);0]
19	Existence of a dividend stopper	Yes	No	No	No	No
20a	Fully discretionary, partly discretionary or mandatory (in terms of timing)	Partly discretionary	Mandatory	Mandatory	Mandatory	Mandatory
20b	Fully discretionary, partly discretionary or mandatory (in terms of amount)	Partly discretionary	Mandatory	Mandatory	Mandatory	Mandatory
21	Existence of step up or other incentive to redeem	No	No	No	No	No
22	Cumulative or non-cumulative	Non-cumulative	Cumulative	Cumulative	Cumulative	Cumulative
23	Convertible or non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible
24	If convertible, conversion trigger(s)	n/a	n/a	n/a	n/a	n/a
25	If convertible, fully or partially	n/a	n/a	n/a	n/a	n/a
26	If convertible, conversion rate	n/a	n/a	n/a	n/a	n/a
27	If convertible, mandatory or optional conversion	n/a	n/a	n/a	n/a	n/a
28	If convertible, specify instrument type convertible into	n/a	n/a	n/a	n/a	n/a
29	If convertible, specify issuer of the instrument it converts into	n/a	n/a	n/a	n/a	n/a
30	Write-down features	No	No	No	No	No
31	If write-down, write-down triggers	n/a	n/a	n/a	n/a	n/a
32	If write-down, full or partial	n/a	n/a	n/a	n/a	n/a
33	If write-down, permanent or temporary	n/a	n/a	n/a	n/a	n/a
34	If temporary write-down, description of write-up mechanism	n/a	n/a	n/a	n/a	n/a
35	Position in subordination hierarchy in liquidation (specify instrument type immediately superior to instrument)	Tier 2 capital instruments	Senior debt instruments	Senior debt instruments	Senior debt instruments	Senior debt instruments
36	Non-compliant transitioned features	Yes	No	No	No	No
37	If yes, specify non-compliant features	Does not have Common Equity Tier 1 capital conversion clause. Lack of discretionality in payment of dividends or coupons.	n/a	n/a	n/a	n/a

186

PILLAR III DISCLOSURES APPENDIX

		Santander	Santander	Santander	Santander	Santander
		Issuances, S.A.	Issuances, S.A.	Issuances, S.A.	Issuances, S.A.	Issuances, S.A.
1	Issuer	Unipersonal	Unipersonal	Unipersonal	Unipersonal	Unipersonal
2	Unique identifier (e.g., CUSIP, ISIN or Bloomberg identifier for private placement)	XS0307473214	XS0307566496	XS0309495959	XS0327601711	XS0327601638
3	Governing law(s) of the instrument	English law	English law	English law	English law	English law
Regulatory treatment
4	Transitional CRR rules	Tier 2 capital	Tier 2 capital	Tier 2 capital	Tier 2 capital	Tier 2 capital
5	Post-transitional CRR rules	Tier 2 capital	Tier 2 capital	Tier 2 capital	Tier 2 capital	Tier 2 capital
6	Eligible at solo/(sub-)consolidated/ solo and (sub-)consolidated	Solo and consolidated	Solo and consolidated	Solo and consolidated	Solo and consolidated	Solo and consolidated
7	Instrument type (types to be specified by each jurisdiction)	Subordinated	Subordinated	Subordinated	Subordinated	Subordinated
8	Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	104.000	61.247	25.000	54.209	94.077
9	Nominal amount of instrument	EUR 50,000	EUR 50,000	EUR 50,000	MXN 1,000,000	MXN 1,000,000
9a	Issue price	100%	100%	100%	100%	100%
9b	Redemption price	100%	100%	100%	100%	100%
10	Accounting classification	Liabilities - amortised cost	Liabilities - amortised cost	Liabilities - amortised cost	Liabilities - amortised cost	Liabilities - amortised cost
11	Original date of issuance	6/07/2007	20/07/2007	20/07/2007	24/10/2007	24/10/2007
12	Perpetual or dated	Dated	Dated	Dated	Dated	Dated
13	Original maturity date	6/07/2022	20/07/2018	20/07/2022	24/10/2017	11/10/2017
14	Issuer call subject to prior supervisory approval	No	No	No	No	No
15	Optional call date, contingent call dates and redemption amount	n/a	n/a	n/a	n/a	n/a
16	Subsequent call dates, if applicable	n/a	n/a	n/a	n/a	n/a
Coupons / dividends
17	Fixed or floating dividend/ coupon	Variable	Variable	Variable	Fixed	Variable
18	Coupon rate and any related index	Max[((1+EURCM- S10Y)^(0.04/4)-1);0]	Max[((1+EURCM- S10Y)^(0.02/4)-1);0]	EURCMS10Y +0.05%	4,56%	TIIE28+0.40%
19	Existence of a dividend stopper	No	No	No	No	No
20a	Fully discretionary, partly discretionary or mandatory (in terms of timing)	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory
20b	Fully discretionary, partly discretionary or mandatory (in terms of amount)	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory
21	Existence of step up or other incentive to redeem	No	No	No	No	No
22	Cumulative or non-cumulative	Cumulative	Cumulative	Cumulative	Cumulative	Cumulative
23	Convertible or non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible
24	If convertible, conversion trigger(s)	n/a	n/a	n/a	n/a	n/a
25	If convertible, fully or partially	n/a	n/a	n/a	n/a	n/a
26	If convertible, conversion rate	n/a	n/a	n/a	n/a	n/a
27	If convertible, mandatory or optional conversion	n/a	n/a	n/a	n/a	n/a
28	If convertible, specify instrument type convertible into	n/a	n/a	n/a	n/a	n/a
29	If convertible, specify issuer of the instrument it converts into	n/a	n/a	n/a	n/a	n/a
30	Write-down features	No	No	No	No	No
31	If write-down, write-down triggers	n/a	n/a	n/a	n/a	n/a
32	If write-down, full or partial	n/a	n/a	n/a	n/a	n/a
33	If write-down, permanent or temporary	n/a	n/a	n/a	n/a	n/a
34	If temporary write-down, description of write-up mechanism	n/a	n/a	n/a	n/a	n/a
35	Position in subordination hierarchy in liquidation (specify instrument type immediately superior to instrument)	Senior debt instruments	Senior debt instruments	Senior debt instruments	Senior debt instruments	Senior debt instruments
36	Non-compliant transitioned features	No	No	No	No	No
37	If yes, specify non-compliant features	n/a	n/a	n/a	n/a	n/a

187

PILLAR III DISCLOSURES APPENDIX

		Santander	Santander
		Perpetual, S.A.	Perpetual, S.A.
1	Issuer	Unipersonal	Unipersonal	Santander UK	Santander UK	Santander UK
2	Unique identifier (e.g., CUSIP, ISIN or Bloomberg identifier for private placement)	XS0206920141	US80281YAA55/ USE86920AA84	GB0000064393	GB0000044221	XS0124569566
3	Governing law(s) of the instrument	English law	English law	English law	English law	English law
Regulatory treatment
4	Transitional CRR rules	Tier 2 capital	Tier 2 capital	Additional Tier 1 capital	Additional Tier 1 capital	Additional Tier 1 capital
5	Post-transitional CRR rules	Non-eligible	Non-eligible	Tier 2 capital	Tier 2 capital	Non-eligible
6	Eligible at solo/(sub-)consolidated/ solo and (sub-)consolidated	Solo and consolidated	Solo and consolidated	Solo and consolidated	Solo and consolidated	Solo and consolidated
7	Instrument type (types to be specified by each jurisdiction)	Subordinated	Subordinated	Preferred	Preferred	Preferred
8	Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	0	5.093	174.716	31.470	130.668
9	Nominal amount of instrument	EUR 100,000	USD 100,000	GBP 200	GBP 125	GBP 300
9a	Issue price	99%	100%	100m - 101.52% 100m - 108.935%	102%	100%
9b	Redemption price	100%	100%	n/a	n/a	100%
10	Accounting classification	Liabilities - amortised cost	Liabilities - amortised cost	Liabilities - amortised cost	Liabilities - amortised cost	Liabilities - amortised cost
11	Original date of issuance	10/12/2004	24/10/2007	23/10/1995	9/06/1997	14/02/2001
12	Perpetual or dated	Perpetual	Perpetual	Perpetual	Perpetual	Perpetual
13	Original maturity date	Undated	Undated	Undated	Undated	Undated
14	Issuer call subject to prior supervisory approval	Yes	Yes	No	No	Yes
15	Optional call date, contingent call dates and redemption amount	10/12/2014	24/12/2017	n/a	n/a	14/02/2026
16	Subsequent call dates, if applicable	Quarterly	Quarterly	n/a	n/a	Annually
Coupons / dividends
17	Fixed or floating dividend/ coupon	Variable	Fixed	Fixed	Fixed	From fixed to variable
18	Coupon rate and any related index	EUR3M+1.60%	6,67%	10,38%	8,63%	7,04%
19	Existence of a dividend stopper	No	No	Yes	Yes	Yes
20a	Fully discretionary, partly discretionary or mandatory (in terms of timing)	Mandatory	Mandatory	Partly discretionary	Partly discretionary	Partly discretionary
20b	Fully discretionary, partly discretionary or mandatory (in terms of amount)	Mandatory	Mandatory	Partly discretionary	Partly discretionary	Partly discretionary
21	Existence of step up or other incentive to redeem	Yes	Yes	No	No	Yes
22	Cumulative or non-cumulative	Cumulative	Cumulative	Non-cumulative	Non-cumulative	Cumulative
23	Convertible or non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible
24	If convertible, conversion trigger(s)	n/a	n/a	n/a	n/a	n/a
25	If convertible, fully or partially	n/a	n/a	n/a	n/a	n/a
26	If convertible, conversion rate	n/a	n/a	n/a	n/a	n/a
27	If convertible, mandatory or optional conversion	n/a	n/a	n/a	n/a	n/a
28	If convertible, specify instrument type convertible into	n/a	n/a	n/a	n/a	n/a
29	If convertible, specify issuer of the instrument it converts into	n/a	n/a	n/a	n/a	n/a
30	Write-down features	No	No	No	No	No
31	If write-down, write-down triggers	n/a	n/a	n/a	n/a	n/a
32	If write-down, full or partial	n/a	n/a	n/a	n/a	n/a
33	If write-down, permanent or temporary	n/a	n/a	n/a	n/a	n/a
34	If temporary write-down, description of write-up mechanism	n/a	n/a	n/a	n/a	n/a
35	Position in subordination hierarchy in liquidation (specify instrument type immediately superior to instrument)	Senior debt instruments	Senior debt instruments	Tier 2 capital instruments	Tier 2 capital instruments	Tier 2 capital instruments
36	Non-compliant transitioned features	Yes	Yes	Yes	Yes	Yes
37	If yes, specify non-compliant features	Incentives to redeem early.	Incentives to redeem early.	Does not have Common Equity Tier 1 capital conversion clause. Lack of discretionality in payment of dividends or coupons.	Does not have Common Equity Tier 1 capital conversion clause. Lack of discretionality in payment of dividends or coupons.	Does not have Common Equity Tier 1 capital conversion clause. Lack of discretionality in payment of dividends or coupons. Incentives to redeem early.

188

PILLAR III DISCLOSURES APPENDIX

Abbey National
1	Issuer	Santander UK	Capital Trust I	Santander UK	Santander UK	Santander UK
2	Unique identifier (e.g., CUSIP, ISIN or Bloomberg identifier for private placement)	XS0152838586	US002927AA95	XS0060837068	XS0117972702	XS0103012893
3	Governing law(s) of the instrument	English law	Delaware law	English law	English law	English law
Regulatory treatment
4	Transitional CRR rules	Additional Tier 1 capital	Additional Tier 1 capital	Tier 2 capital	Tier 2 capital	Tier 2 capital
5	Post-transitional CRR rules	Tier 2 capital	Non-eligible	Tier 2 capital	Tier 2 capital	Tier 2 capital
6	Eligible at solo/(sub-)consolidated/ solo and (sub-)consolidated	Solo and consolidated	Solo and consolidated	Solo and consolidated	Solo and consolidated	Solo and consolidated
7	Instrument type (types to be specified by each jurisdiction)	Preferred	Preferred	Subordinated	Subordinated	Subordinated
8	Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	15.379	149.833	171.849	36.955	37.674
9	Nominal amount of instrument	GBP 175	USD 182	GBP 200	GBP 322	GBP 29
9a	Issue price	100%	100%	100%	99%	100%
9b	Redemption price	100%	100%	n/a	100%	100%
10	Accounting classification	Liabilities - amortised cost	Liabilities - amortised cost	Liabilities - amortised cost	Liabilities - amortised cost	Liabilities - amortised cost
11	Original date of issuance	9/08/2002	7/02/2000	23/10/1995	28/09/2000	21/10/1999
12	Perpetual or dated	Perpetual	Perpetual	Perpetual	Perpetual	Dated
13	Original maturity date	Undated	Undated	Undated	Undated	21/10/2030
14	Issuer call subject to prior supervisory approval	Yes	Yes	No	Yes	No
15	Optional call date, contingent call dates and redemption amount	9/02/2018	30/06/2030	n/a	28/09/2010	n/a
16	Subsequent call dates, if applicable	Semi-annually	Quarterly	n/a	Every 5 years	n/a
Coupons / dividends
17	Fixed or floating dividend/ coupon	From fixed to variable	From fixed to variable	Fixed	From fixed to variable	Fixed
18	Coupon rate and any related index	6,98%	8,96%	10,06%	4,81%	6,50%
19	Existence of a dividend stopper	Yes	Yes	No	No	No
20a	Fully discretionary, partly discretionary or mandatory (in terms of timing)	Partly discretionary	Partly discretionary	Partly discretionary	Partly discretionary	Mandatory
20b	Fully discretionary, partly discretionary or mandatory (in terms of amount)	Partly discretionary	Partly discretionary	Partly discretionary	Partly discretionary	Mandatory
21	Existence of step up or other incentive to redeem	No	Yes	No	No	No
22	Cumulative or non-cumulative	Cumulative	Non-cumulative	Cumulative	Cumulative	Cumulative
23	Convertible or non-convertible	Non-convertible	Convertible	Convertible	Non-convertible	Non-convertible
24	If convertible, conversion trigger(s)	n/a	Total capital ratio of SAN UK below the minimum capital requirement.	No	n/a	n/a
25	If convertible, fully or partially	n/a	Always fully	Fully or partially.	n/a	n/a
26	If convertible, conversion rate	n/a	100%	100%	n/a	n/a
27	If convertible, mandatory or optional conversion	n/a	Mandatory	Optional	n/a	n/a
28	If convertible, specify instrument type convertible into	n/a	Additional Tier 1 capital	Additional Tier 1 capital	n/a	n/a
29	If convertible, specify issuer of the instrument it converts into	n/a	Santander UK plc	Santander UK plc	n/a	n/a
30	Write-down features	No	No	No	No	No
31	If write-down, write-down triggers	n/a	n/a	n/a	n/a	n/a
32	If write-down, full or partial	n/a	n/a	n/a	n/a	n/a
33	If write-down, permanent or temporary	n/a	n/a	n/a	n/a	n/a
34	If temporary write-down, description of write-up mechanism	n/a	n/a	n/a	n/a	n/a
35	Position in subordination hierarchy in liquidation (specify instrument type immediately superior to instrument)	Tier 2 capital instruments	Tier 2 capital instruments	Tier 2 capital instruments	Tier 2 capital instruments	Senior debt instruments
36	Non-compliant transitioned features	Yes	Yes	No	No	No
37	If yes, specify non-compliant features	Does not have Common Equity Tier 1 capital conversion clause. Lack of discretionality in payment of dividends or coupons.	Does not have Common Equity Tier 1 capital conversion clause. Lack of discretionality in payment of dividends or coupons. Incentives to redeem early.	n/a	n/a	n/a

189

PILLAR III DISCLOSURES APPENDIX

1	Issuer	Santander UK	Santander UK	Santander UK	Santander UK	Santander UK
2	Unique identifier (e.g., CUSIP, ISIN or Bloomberg identifier for private placement)	US002920AC09	XS0034981661	XS0055579097	XS0053134499	XS0071938822
3	Governing law(s) of the instrument	New York law	English law	English law	English law	English law
Regulatory treatment
4	Transitional CRR rules	Tier 2 capital	Tier 2 capital	Tier 2 capital	Tier 2 capital	Tier 2 capital
5	Post-transitional CRR rules	Tier 2 capital	Tier 2 capital	Non-eligible	Non-eligible	Non-eligible
6	Eligible at solo/(sub-)consolidated/ solo and (sub-)consolidated	Solo and consolidated	Solo and consolidated	Solo and consolidated	Solo and consolidated	Solo and consolidated
7	Instrument type (types to be specified by each jurisdiction)	Subordinated	Subordinated	Subordinated	Subordinated	Subordinated
8	Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	214.666	27.434	3.405	1.779	13.905
9	Nominal amount of instrument	USD 261	GBP 52	JPY 5,000	JPY 15,000	JPY 5,000
9a	Issue price	100%	102%	100%	100%	100%
9b	Redemption price	100%	100%	100%	100%	100%
10	Accounting classification	Liabilities - amortised cost	Liabilities - amortised cost	Liabilities - amortised cost	Liabilities - amortised cost	Liabilities - amortised cost
11	Original date of issuance	26/10/1999	30/12/1991	16/02/1995	29/09/1994	24/12/1996
12	Perpetual or dated	Dated	Dated	Perpetual	Perpetual	Perpetual
13	Original maturity date	26/10/2029	4/01/2017	Undated	Undated	Undated
14	Issuer call subject to prior supervisory approval	No	Yes	Yes	Yes	Yes
15	Optional call date, contingent call dates and redemption amount	n/a	30/12/1996	27/06/2015	31/01/2015	27/12/2016
16	Subsequent call dates, if applicable	n/a	At any time	Every 5 years	Every 5 years	Quarterly
Coupons / dividends
17	Fixed or floating dividend/ coupon	Fixed	Fixed	From fixed to variable	From fixed to variable	From fixed to variable
18	Coupon rate and any related index	7,95%	11,50%	5,50%	5,56%	4,00%
19	Existence of a dividend stopper	No	No	No	No	No
20a	Fully discretionary, partly discretionary or mandatory (in terms of timing)	Partly discretionary	Mandatory	Partly discretionary	Partly discretionary	Partly discretionary
20b	Fully discretionary, partly discretionary or mandatory (in terms of amount)	Partly discretionary	Mandatory	Partly discretionary	Partly discretionary	Partly discretionary
21	Existence of step up or other incentive to redeem	No	No	Yes	Yes	Yes
22	Cumulative or non-cumulative	Cumulative	Cumulative	Cumulative	Cumulative	Cumulative
23	Convertible or non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible
24	If convertible, conversion trigger(s)	n/a	n/a	n/a	n/a	n/a
25	If convertible, fully or partially	n/a	n/a	n/a	n/a	n/a
26	If convertible, conversion rate	n/a	n/a	n/a	n/a	n/a
27	If convertible, mandatory or optional conversion	n/a	n/a	n/a	n/a	n/a
28	If convertible, specify instrument type convertible into	n/a	n/a	n/a	n/a	n/a
29	If convertible, specify issuer of the instrument it converts into	n/a	n/a	n/a	n/a	n/a
30	Write-down features	No	No	No	No	No
31	If write-down, write-down triggers	n/a	n/a	n/a	n/a	n/a
32	If write-down, full or partial	n/a	n/a	n/a	n/a	n/a
33	If write-down, permanent or temporary	n/a	n/a	n/a	n/a	n/a
34	If temporary write-down, description of write-up mechanism	n/a	n/a	n/a	n/a	n/a
35	Position in subordination hierarchy in liquidation (specify instrument type immediately superior to instrument)	Senior debt instruments	Senior debt instruments	Tier 2 capital instruments	Tier 2 capital instruments	Tier 2 capital instruments
36	Non-compliant transitioned features	No	No	Yes	Yes	Yes
37	If yes, specify non-compliant features	n/a	n/a	Incentives to redeem early.	Incentives to redeem early.	Incentives to redeem early.

190

PILLAR III DISCLOSURES APPENDIX

1	Issuer	Santander UK	Santander UK	Santander UK	Santander UK	Santander UK
2	Unique identifier (e.g., CUSIP, ISIN or Bloomberg identifier for private placement)	XS0117972967	XS0117973262	XS0117973429	XS0041864512	XS0989359756
3	Governing law(s) of the instrument	English law	English law	English law	English law	English law
Regulatory treatment
4	Transitional CRR rules	Tier 2 capital	Tier 2 capital	Tier 2 capital	Tier 2 capital	Tier 2 capital
5	Post-transitional CRR rules	Non-eligible	Non-eligible	Non-eligible	Non-eligible	Tier 2 capital
6	Eligible at solo/(sub-)consolidated/ solo and (sub-)consolidated	Solo and consolidated	Solo and consolidated	Solo and consolidated	Solo and consolidated	Solo and consolidated
7	Instrument type (types to be specified by each jurisdiction)	Subordinated	Subordinated	Subordinated	Subordinated	Subordinated
8	Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	15.371	18.560	59.190	55.831	679.516
9	Nominal amount of instrument	GBP 422	GBP 165	GBP 270	GBP 71	USD 1,500
9a	Issue price	325m - 98.446% 100m - 107.872%	99%	175m - 97.712% 100m - 109.744%	101%	100%
9b	Redemption price	100%	100%	100%	100%	100%
10	Accounting classification	Liabilities - amortised cost	Liabilities - amortised cost	Liabilities - amortised cost	Liabilities - amortised cost	Liabilities - amortised cost
11	Original date of issuance	28/09/2000	28/09/2000	28/09/2000	4/02/1993	31/10/2013
12	Perpetual or dated	Perpetual	Perpetual	Perpetual	Dated	Dated
13	Original maturity date	Undated	Undated	Undated	4/01/2023	11/07/2023
14	Issuer call subject to prior supervisory approval	Yes	Yes	Yes	Yes	No
15	Optional call date, contingent call dates and redemption amount	28/09/2015	28/09/2020	28/09/2030	4/01/2018	n/a
16	Subsequent call dates, if applicable	Every 5 years	Every 5 years	Every 5 years	n/a	n/a
Coupons / dividends
17	Fixed or floating dividend/ coupon	From fixed to variable	From fixed to variable	From fixed to variable	Fixed	Fixed
18	Coupon rate and any related index	7,50%	7,38%	7,13%	10,13%	5,00%
19	Existence of a dividend stopper	No	No	No	No	No
20a	Fully discretionary, partly discretionary or mandatory (in terms of timing)	Partly discretionary	Partly discretionary	Partly discretionary	Mandatory	Mandatory
20b	Fully discretionary, partly discretionary or mandatory (in terms of amount)	Partly discretionary	Partly discretionary	Partly discretionary	Mandatory	Mandatory
21	Existence of step up or other incentive to redeem	Yes	Yes	Yes	Yes	No
22	Cumulative or non-cumulative	Cumulative	Cumulative	Cumulative	Cumulative	Cumulative
23	Convertible or non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible
24	If convertible, conversion trigger(s)	n/a	n/a	n/a	n/a	n/a
25	If convertible, fully or partially	n/a	n/a	n/a	n/a	n/a
26	If convertible, conversion rate	n/a	n/a	n/a	n/a	n/a
27	If convertible, mandatory or optional conversion	n/a	n/a	n/a	n/a	n/a
28	If convertible, specify instrument type convertible into	n/a	n/a	n/a	n/a	n/a
29	If convertible, specify issuer of the instrument it converts into	n/a	n/a	n/a	n/a	n/a
30	Write-down features	No	No	No	No	No
31	If write-down, write-down triggers	n/a	n/a	n/a	n/a	n/a
32	If write-down, full or partial	n/a	n/a	n/a	n/a	n/a
33	If write-down, permanent or temporary	n/a	n/a	n/a	n/a	n/a
34	If temporary write-down, description of write-up mechanism	n/a	n/a	n/a	n/a	n/a
35	Position in subordination hierarchy in liquidation (specify instrument type immediately superior to instrument)	Tier 2 capital instruments	Tier 2 capital instruments	Tier 2 capital instruments	Senior debt instruments	Senior debt instruments
36	Non-compliant transitioned features	Yes	Yes	Yes	Yes	No
37	If yes, specify non-compliant features	Incentives to redeem early.	Incentives to redeem early.	Incentives to redeem early.	Incentives to redeem early.	n/a

191

PILLAR III DISCLOSURES APPENDIX

		Banco Santander	Banco Santander	Banco Santander	Banco Santander	Banco Santander
1	Issuer	Brazil	Brazil	Brazil	Brazil	Brazil
2	Unique identifier (e.g., CUSIP, ISIN or Bloomberg identifier for private placement)	BRBESPC003T5 BRSANBCDS024 BRSANBC01473 BRSANBC01465	BRBESPC003W9 BRSANBC013M5 BRSANBCDS032	BRBESPC003V1 BRSANBCDS040	BRBESPC00415	BRBMBRC000R2
3	Governing law(s) of the instrument	Brazilian law	Brazilian law	Brazilian law	Brazilian law	Brazilian law
Regulatory treatment
4	Transitional CRR rules	Tier 2 capital	Tier 2 capital	Tier 2 capital	Tier 2 capital	Tier 2 capital
5	Post-transitional CRR rules	Tier 2 capital	Tier 2 capital	Tier 2 capital	Tier 2 capital	Tier 2 capital
6	Eligible at solo/(sub-)consolidated/ solo and (sub-)consolidated	Solo and consolidated	Solo and consolidated	Solo and consolidated	Solo and consolidated	Solo and consolidated
7	Instrument type (types to be specified by each jurisdiction)	Subordinated	Subordinated	Subordinated	Subordinated	Subordinated
8	Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	146.190	24.365	9.015	3.606	4.581
9	Nominal amount of instrument	BRL 1,000	BRL 1,000	BRL 1,000	BRL 1,000	BRL 1,000
9a	Issue price	100%	100%	100%	100%	100%
9b	Redemption price	100%	100%	100%	100%	100%
10	Accounting classification	Liabilities - amortised cost	Liabilities - amortised cost	Liabilities - amortised cost	Liabilities - amortised cost	Liabilities - amortised cost
11	Original date of issuance	21/06/2006	3/07/2006	5/07/2006	21/07/2006	11/09/2006
12	Perpetual or dated	Dated	Dated	Dated	Dated	Dated
13	Original maturity date	18/07/2016	18/07/2016	18/07/2016	18/07/2016	18/07/2016
14	Issuer call subject to prior supervisory approval	No	No	No	No	No
15	Optional call date, contingent call dates and redemption amount	n/a	n/a	n/a	n/a	n/a
16	Subsequent call dates, if applicable	n/a	n/a	n/a	n/a	n/a
Coupons / dividends
17	Fixed or floating dividend/ coupon	Variable	Variable	Variable	Variable	Variable
18	Coupon rate and any related index	105.0% CDI	104.5% CDI	104.5% CDI	104.5% CDI	104.5% CDI
19	Existence of a dividend stopper	No	No	No	No	No
20a	Fully discretionary, partly discretionary or mandatory (in terms of timing)	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory
20b	Fully discretionary, partly discretionary or mandatory (in terms of amount)	Mandatory	Mandatory	Mandatory	Mandatory	Mandatory
21	Existence of step up or other incentive to redeem	No	No	No	No	No
22	Cumulative or non-cumulative	Cumulative	Cumulative	Cumulative	Cumulative	Cumulative
23	Convertible or non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible	Non-convertible
24	If convertible, conversion trigger(s)	n/a	n/a	n/a	n/a	n/a
25	If convertible, fully or partially	n/a	n/a	n/a	n/a	n/a
26	If convertible, conversion rate	n/a	n/a	n/a	n/a	n/a
27	If convertible, mandatory or optional conversion	n/a	n/a	n/a	n/a	n/a
28	If convertible, specify instrument type convertible into	n/a	n/a	n/a	n/a	n/a
29	If convertible, specify issuer of the instrument it converts into	n/a	n/a	n/a	n/a	n/a
30	Write-down features	No	No	No	No	No
31	If write-down, write-down triggers	n/a	n/a	n/a	n/a	n/a
32	If write-down, full or partial	n/a	n/a	n/a	n/a	n/a
33	If write-down, permanent or temporary	n/a	n/a	n/a	n/a	n/a
34	If temporary write-down, description of write-up mechanism	n/a	n/a	n/a	n/a	n/a
35	Position in subordination hierarchy in liquidation (specify instrument type immediately superior to instrument)	Senior debt instruments	Senior debt instruments	Senior debt instruments	Senior debt instruments	Senior debt instruments
36	Non-compliant transitioned features	No	No	No	No	No
37	If yes, specify non-compliant features	n/a	n/a	n/a	n/a	n/a

192

PILLAR III DISCLOSURES APPENDIX

		Banco Santander	Banco Santander	Banco Santander
1	Issuer	Brazil	Brazil	Brazil
2	Unique identifier (e.g., CUSIP, ISIN or Bloomberg identifier for private placement)	BRBMBRC00113 BRBMBRC00121	BRBMBRC00170	BRSANBC000O8
3	Governing law(s) of the instrument	Brazilian law	Brazilian law	Brazilian law
Regulatory treatment
4	Transitional CRR rules	Tier 2 capital	Tier 2 capital	Tier 2 capital
5	Post-transitional CRR rules	Tier 2 capital	Tier 2 capital	Tier 2 capital
6	Eligible at solo/(sub-)consolidated/ solo and (sub-)consolidated	Solo and consolidated	Solo and consolidated	Solo and consolidated
7	Instrument type (types to be specified by each jurisdiction)	Subordinated	Subordinated	Subordinated
8	Amount recognised in regulatory capital (currency in million, as of most recent reporting date)	1.949	82.668	11.022
9	Nominal amount of instrument	BRL 1,000	BRL 1,000	BRL 1,000
9a	Issue price	100%	100%	100%
9b	Redemption price	100%	100%	100%
10	Accounting classification	Liabilities - amortised cost	Liabilities - amortised cost	Liabilities - amortised cost
11	Original date of issuance	3/10/2006	5/10/2006	19/10/2006
12	Perpetual or dated	Dated	Dated	Dated
13	Original maturity date	18/07/2016	30/09/2016	30/09/2016
14	Issuer call subject to prior supervisory approval	No	No	No
15	Optional call date, contingent call dates and redemption amount	n/a	n/a	n/a
16	Subsequent call dates, if applicable	n/a	n/a	n/a
Coupons / dividends
17	Fixed or floating dividend/ coupon	Variable	Variable	Variable
18	Coupon rate and any related index	104.5% CDI	104.5% CDI	104.5% CDI
19	Existence of a dividend stopper	No	No	No
20a	Fully discretionary, partly discretionary or mandatory (in terms of timing)	Mandatory	Mandatory	Mandatory
20b	Fully discretionary, partly discretionary or mandatory (in terms of amount)	Mandatory	Mandatory	Mandatory
21	Existence of step up or other incentive to redeem	No	No	No
22	Cumulative or non-cumulative	Cumulative	Cumulative	Cumulative
23	Convertible or non-convertible	Non-convertible	Non-convertible	Non-convertible
24	If convertible, conversion trigger(s)	n/a	n/a	n/a
25	If convertible, fully or partially	n/a	n/a	n/a
26	If convertible, conversion rate	n/a	n/a	n/a
27	If convertible, mandatory or optional conversion	n/a	n/a	n/a
28	If convertible, specify instrument type convertible into	n/a	n/a	n/a
29	If convertible, specify issuer of the instrument it converts into	n/a	n/a	n/a
30	Write-down features	No	No	No
31	If write-down, write-down triggers	n/a	n/a	n/a
32	If write-down, full or partial	n/a	n/a	n/a
33	If write-down, permanent or temporary	n/a	n/a	n/a
34	If temporary write-down, description of write-up mechanism	n/a	n/a	n/a
35	Position in subordination hierarchy in liquidation (specify instrument type immediately superior to instrument)	Senior debt instruments	Senior debt instruments	Senior debt instruments
36	Non-compliant transitioned features	No	No	No
37	If yes, specify non-compliant features	n/a	n/a	n/a

193

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Appendix II.c

Transitional own funds disclosure template

Thousands of euros		(A) Amount at disclosure date	(B) Regulation (EU) No 575/2013 (CRR) article reference	(C) Amounts subject to pre-Regulation (EU) No 575/2013 treatment or prescribed residual amount of Regulation (EU) No 575/2013	Explanatory notes
Common Equity Tier 1 capital: instruments and reserves
1	Capital instruments and the related share premium accounts	44.851.452	26 (1), 27, 28, 29, EBA list 26 (3)		(a)
	of which: ordinary shares	44.851.452	EBA list 26 (3)
2	Retained earnings	41.424.545	26 (1) (c)		(b)
3	Accumulated other comprehensive income (and other reserves, to include unrealised gains and losses under the applicable accounting standards)	-11.243.250	26 (1)		(c)
3a	Funds for general banking risk	0	26 (1) (f)
4	Amount of qualifying items referred to in Article 484 (3) and the related share premium accounts subject to phase-out from CET1	0	486 (2)
5	Minority interests (amount allowed in consolidated CET1)	6.663.451	84, 479, 480	2.532.825	(d)
5a	Independently reviewed interim profits net of any foreseeable charge or dividend	4.801.979	26 (2)		(e)
6	Common Equity Tier 1 (CET1) capital before regulatory adjustments	86.498.177		2.532.825
Common Equity Tier 1 capital: regulatory adjustments
7	Additional value adjustments (negative amount)	0	34, 105
8	Intangible assets (net of related tax liability) (negative amount)	-23.397.844	36 (1) (b), 37, 472 (4)	5.718.079	(f)
9	Regulatory adjustments for IAS 19	3.137.157	473	3.137.157	(g)
10	Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liability where the conditions in Article 38 (3) are met) (negative amount)	-27.830	36 (1) (c), 38, 472 (5)	4.603.863	(h)
11	Fair value reserves related to gains or losses on cash flow hedges	-185.508	33 (a)		(i)
12	Negative amounts resulting from the calculation of expected loss amounts	0	36 (1) (d), 40, 159, 472 (6)
13	Any increase in equity that results from securitised assets (negative amount)	0	32 (1)
14	Gains or losses on liabilities valued at fair value resulting from changes in own credit standing	0	33 (b)
15	Defined-benefit pension fund assets (negative amount)	-82.500	36 (1) (e), 41, 472 (7)	330.001	(j)
16	Direct and indirect holdings by an institution of own CET1 instruments (negative amount)	0	36 (1) (f), 42, 472 (8)
17	Holdings of the CET 1 instruments of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	0	36 (1) (g), 44, 472 (9)
18	Direct and indirect holdings by the institution of the CET1 instruments of financial sector entities where the institution does not have a significant investment in those entities (amount above 10% threshold and net of eligible short positions) (negative amount)	0	36 (1) (h), 43, 45, 46, 49.2 and 3, 79, 472 (10)
19	Direct, indirect and synthetic holdings by the institution of the CET1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above 10% threshold and net of eligible short positions) (negative amount)	0	36 (1) (i) 43, 45, 47, 48 (1) (b), 49 (1) a (3), 79, 470, 472 (11)
20	Empty set in the EU	0

194

PILLAR III DISCLOSURES APPENDIX

Thousands of euros		(A) Amount at disclosure date	(B) Regulation (EU) No 575/2013 (CRR) article reference	(C) Amounts subject to pre-Regulation (EU) No 575/2013 treatment or prescribed residual amount of Regulation (EU) No 575/2013	Explanatory notes
20a	Exposure amount of the following items which qualify for a RW of 1250%, where the institution opts for the deduction alternative	-41.777	36 (1) (k)
20b	of which: qualifying holdings outside the financial sector (negative amount)	0	36 (1) (k) (i), 89 a 91
20c	of which: securitisation positions (negative amount)	0	36 (1) (k) (ii), 243 (1) (b), 244 (1) (b), 258
20d	of which: free deliveries (negative amount)	0	36 (1) (k) (iii), 379 (3)
21	Deferred tax assets arising from temporary differences (amount above 10% threshold, net of related tax liability where the conditions in Article 38 (3) are met) (negative amount)	0	36 (1) (c), 38, 48 (1) (a), 470, 472 (5)	1.448.927	(k)
22	Amount exceeding the 15% threshold (negative amount)	0	48 (1)
23	of which: direct and indirect holdings by the institution of the CET1 instruments of financial sector entities where the institution has a significant investment in those entities	0	36 (1) (I), 48 (1) (B), 470, 472 (11)
24	Empty set in the EU	0
25	of which: deferred tax assets arising from temporary differences	0	36 (1) (c), 38, 48 (1) (a), 470, 472 (5)
25a	Losses for the current financial year (negative amount)	0	36 (1) (a), 472 (3)
25b	Foreseeable tax charges relating to CET1 items (negative amount)	0	36 (1) (l)
26	Regulatory adjustments applied to CET1 in respect of amounts subject to pre-CRR treatment	0
26a	Regulatory adjustments relating to unrealised gains and losses pursuant to Articles 467 and 468	-1.649.999		-1.649.999	(l)
26b	Amount to be deducted or added to Common Equity Tier 1 capital with regard to additional filters and deductions required pre-CRR	0	481
27	Qualifying AT1 deductions that exceed the AT1 capital of the institution (negative amount)	0	36 (1) (j)	0
28	Total regulatory adjustments to Common Equity Tier 1 (CET1)	-22.248.301		13.588.027
29	COMMON EQUITY TIER 1 (CET1) CAPITAL	64.249.876		16.120.852
Additional Tier 1 (AT1) capital: instruments
30	Capital instruments and the related share premium accounts	4.235.483	51, 52		(m)
31	of which: classified as equity under applicable accounting standards	0	—
32	of which: classified as liabilities under applicable accounting standards	4.235.483	—
33	Amount of qualifying items referred to in Article 484 (4) and the related share premium accounts subject to phase-out from AT1	1.384.090	486 (3)	1.384.090	(n)
34	Qualifying Tier 1 capital included in consolidated AT1 capital (including minority interests not included in row 5) issued by subsidiaries and held by third parties	98.506	85, 86, 480	-394.023
35	of which: instruments issued by subsidiaries subject to phase-out	0	486 (3)
36	Addtional Tier 1 (AT1) capital before regulatory adjustments	5.718.079		990.066
Additional Tier 1 (AT1) capital: regulatory adjustments
37	Direct and indirect holdings by an institution of own AT1 instruments (negative amount)	0	52 (1) (b), 56 (a), 57, 475 (2)
38	Holdings of the AT1 instruments of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	0	56 (b), 58, 475 (3)
39	Direct, indirect and synthetic holdings by the institution of the AT1 instruments of financial sector entities where the institution does not have a significant investment in those entities (amount above 10% threshold and net of eligible short positions) (negative amount)	0	56 (c), 59, 60, 79, 475 (4)

195

PILLAR III DISCLOSURES APPENDIX

Thousands of euros		(A) Amount at disclosure date	(B) Regulation (EU) No 575/2013 (CRR) article reference	(C) Amounts subject to pre-Regulation (EU) No 575/2013 treatment or prescribed residual amount of Regulation (EU) No 575/2013	Explanatory notes
40	Direct and indirect holdings by the institution of the AT1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above 10% threshold and net of eligible short positions) (negative amount)	0	56 (d), 59, 79, 475 (4)
41	Regulatory adjustments applied to Additional Tier 1 in respect of amounts subject to pre-CRR treatment and transitional treatments subject to phase-out as prescribed in Regulation (EU) No 575/2013 (i.e., CRR residual amounts)	0		0
41a	Residual amounts deducted from Additional Tier 1 capital with regard to deduction from Common Equity Tier 1 capital during the transitional period pursuant to Article 472 of Regulation (EU) No 575/2013	-5.718.079	472, 472 (3) (a), 472 (4), 472 (6), 472 (8) (a), 472 (9), 472 (10) (a), 472 (11) (a)	-5.718.079	(f)
	Of which: Intangible assets	-5.718.079		-5.718.079
41b	Residual amounts deducted from Additional Tier 1 capital with reagrd to deduction from Tier 2 capital during the transitional period pursuant to Article 475 of Regulation (EU) No 575/2013	0	477, 477 (3), 477 (4) (a)
41c	Amount to be deducted or added to Additional Tier 1 capital with regard to additional filters and deductions required pre-CRR	0	467, 468, 481
42	Qualifying T2 deductions that exceed the T2 capital of the institution (negative amount)	0	56 (e)
43	Total regulatory adjustments to Additional Tier 1 (AT1) capital	-5.718.079		-5.718.079
44	ADDITIONAL TIER 1 (AT1) CAPITAL	0		-4.728.012
45	TIER 1 CAPITAL (T1 = CET1 + AT1)	64.249.876		11.392.840
Tier 2 (T2) capital: instruments and provisions
46	Capital instruments and the related share premium accounts	3.334.626	62, 63		(o)
47	Amount of qualifying items referred to in Article 484 (5) and the related share premium accounts subject to phase-out from T2	-930.457	486 (4)	-930.457	(p)
48	Qualifying own funds instruments included in consolidated T2 capital (including minority interests and AT1 instruments not included in rows 5 or 34) issued by subsidiaries and held by third parties	1.766.546	87, 88, 480	-373.965	(q)
50	Credit risk adjustments	3.607.652	62 (c) and (d)		(r)
51	Tier 2 (T2) capital before regulatory adjustments	7.778.366		-1.304.422
Tier 2 (T2) capital: regulatory adjustments
52	Direct and indirect holdings by an institution of own T2 instruments (negative amount)	-1.545.602	63 (b) (i), 66 (a), 67, 477 (2)		(o)
53	Holdings of the T2 instruments and subordinated loans of financial sector entities where those entities have reciprocal cross holdings with the institution designed to inflate artificially the own funds of the institution (negative amount)	0	66 (b), 68, 477 (3)
54	Direct and indirect holdings of the T2 instruments and subordinated loans of financial sector entities where the institution does not have a significant investment in those entities (amount above 10% threshold and net of eligible short positions) (negative amount)	0	66 (c), 69, 70 and 79, 477 (4)
54a	Of which, new holdings not subject to transitional arrangements	0	—
54b	Of which, holdings existing before 1 January 2013 and subject to transitional arrangements	0	—
55	Direct and indirect holdings by the institution of the T2 instruments and subordinated loans of financial sector entities where the institution has a significant investment in those entities (net of eligible short positions) (negative amount)	0	66 (d), 69, 79, 477 (4)
56	Regulatory adjustments applied to Tier 2 in respect of amounts subject to the pre-treatment and transitional treatments subject to phase-out as prescribed in REgulation (EU) No 575/2013 (i.e., CRR residual amounts)	0

196

PILLAR III DISCLOSURES APPENDIX

Thousands of euros		(A) Amount at disclosure date	(B) Regulation (EU) No 575/2013 (CRR) article reference	(C) Amounts subject to pre-Regulation (EU) No 575/2013 treatment or prescribed residual amount of Regulation (EU) No 575/2013	Explanatory notes
56a	Residual amounts deducted from Tier2 capital with regard to deduction from Common Equity Tier 1 capital during the transitional period pursuant to Article 472 of Regulation (EU) No 575/2013	0	472, 472 (3) (a), 472 (4), 472 (6), 472 (8) (a), 472 (9), 472 (10) (a), 472 (11) (a)
56b	Residual amounts deducted from Tier 2 capital with regard to deduction from Additional Tier 1 capital during the transitional period pursuant to Article 475 of Regulation (EU) No 575/2013	0	475, 475 (2) (a), 475 (3), 475 (4) (a)
56c	Amount to be deducted from or added to Tier 2 capital with regard to additional filters and deductions required pre-CRR	0	467, 468, 481
57	Total regulatory adjustments to Tier 2 (T2) capital	-1.545.602		0
58	TIER 2 (T2) CAPITAL	6.232.765		-1.304.422
59	TOTAL CAPITAL (TC = T1 + T2)	70.482.641		10.088.418
59a	Risk-weighted assets in respect of amounts subject to pre-CRR treatment and transitional treatments subject to phase-out as prescribed in Regulation (EU) No 575/2013 (i.e., CRR residual amounts)	0
60	TOTAL RISK-WEIGHTED ASSETS	585.828.894		3.622.317
Capital ratios and buffers
61	Common Equity Tier 1 (as a percentage of total risk exposure amount)	10,97%	92 (2) (a), 465
62	Tier 1 (as a percentage of total risk exposure amount)	10,97%	92 (2) (b), 465
63	Total capital (as a percentage of total risk exposure amount)	12,03%	92 (2) (c)
64	Institution-specific buffer requirement (CET1 requirement in accordance with article 92 (1) (a), plus capital conservation and countercyclical buffer requirements, plus systemic risk buffer, plus systemically important institution buffer expressed as a percentage of risk exposure amount)	0%	CRD 128, 129 and 130
65	of which: capital conservation buffer requirement	0,0%
66	of which: countercyclical capital buffer requirement	0,0%
67	of which: systemic risk buffer requirement	0,0%
67a	of which: Global Systemically Important Institution (G-SII) or Other Systemically Important Institution (O-SII) buffer	0,0%	CRD 131
68	Common Equity Tier 1 available to meet buffers (as a percentage of risk exposure amount)	4,03%	CRD 128
Amounts below the thresholds for deduction (before risk weighting)
72	Direct and indirect holdings of the capital of financial sector entities where the institution does not have a significant investment in those entities (amount above 10% threshold and net of eligible short positions)	3.246.380	36 (1) (h), 45, 46, 472 (10), 56 (c), 59, 60, 475 (4), 66 (c), 69, 70, 477 (4)
73	Direct and indirect holdings by the institution of the CET1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above 10% threshold and net of eligible short positions) ()	1.764.251	36 (1) (i), 45, 48, 470, 472 (11)
74	Empty set in the EU	0
75	Deferred tax assets arising from temporary differences (amount above 10% threshold, net of related tax liability where the conditions in Article 38 (3) are met)	6.406.722	36 (1) (c), 38, 48, 470, 472 (5)
Applicable caps on the inclusion of provisions in Tier 2
76	Credit risk adjustments included in T2 in respect of exposures subject to standardised approach (prior to the application of the cap)	5.113.120	62
77	Cap on inclusion of credit risk adjustments in T2 under standardised approach	2.505.419	62

197

PILLAR III DISCLOSURES APPENDIX

Thousands of euros		(A) Amount at disclosure date	(B) Regulation (EU) No 575/2013 (CRR) article reference	(C) Amounts subject to pre-Regulation (EU) No 575/2013 treatment or prescribed residual amount of Regulation (EU) No 575/2013	Explanatory notes
78	Credit risk adjustments included in T2 in respect of exposures subject to internal ratings-based approach (prior to the application of the cap)	1.102.232	62
79	Cap on inclusion of credit risk adjustments in T2 under internal ratings-based approach	1.170.220	62
Capital instruments subject to phase-out arrangements (only applicable between 1 Jan 2014 and 1 Jan 2022)
80	- Current cap on CET1 instruments subject to phase-out arrangements	0	484 (3), 486 (2) and (5)
81	- Amount excluded from CET1 due to cap (excess over cap after redemptions and maturities)	0	484 (3), 486 (2) and (5)
82	- Current cap on AT1 instruments subject to phase-out arrangements	2.700.121	484 (3), 486 (2) and (5)
83	- Amount excluded from AT1 due to cap (excess over cap after redemptions and maturities)	0	484 (3), 486 (2) and (5)
84	- Current cap on T2 instruments subject to phase-out arrangements	2.003.728	484 (3), 486 (2) and (5)
85	- Amount excluded from T2 due to cap (excess over cap after redemptions and maturities)	0	484 (3), 486 (2) and (5)

New explanatory notes and correspondence to regulatory balance sheet items as per Annex II.a column (D)

(a)	Amount consisting of the balance sheet items included in capital (6) and share premium account (7) less treasury shares (10) and instruments that do not qualify under art. 28 of the CRR
(b)	Consists of the balance sheet items included in reserves (8) and other capital instruments (9)
(c)	Amount contained in the valuation adjustments items of the balance sheet (12 and 13)
(d)	Amount consisting of the sum of qualifying minority interests included in the other non-controlling interests item of the balance sheet (14), plus 80% of the qualifying minority interests under the previous regulations (Bank of Spain Circular 3/2008) that do not qualify as CET1 under the CRR.
(e)	Profit or loss attributable to the Group, corresponding to the profit or loss item of the balance sheet (11), net of any foreseeable dividend.
(f)	Deduction of intangible assets (1), net of associated deferred tax liabilities (5), excluding, under the transitional CRR provisions, 80% of the amount by which they do not exceed the amount of AT1 capital (EUR 5,718 million).
(g)	The amendment to IAS 19, which entailed the elimination of the “corridor method” of accounting for pensions and the recognition of defined-benefit obligations to employees at present value, came into effect on 1 January 2013. In accordance with the transitional CRR provisions, the Group applies an adjustment equal to 100% of the corridor in force at 31 December 2013, contained in the valuation adjustments items of the balance sheet (12 and 13).
(h)	Deduction of the tax losses included in deferred tax assets (2) net of associated deferred tax liabilities (5). As provided in the transitional CRR provisions, in 2014 the Group deducts 0% and 20% of these tax assets generated, respectively, before and after 31 December 2013.
(i)	Amount consisting of the gains or losses on cash flow hedges included in valuation adjustments (12 and 13), which are excluded from the elements of eligible CET1 capital, in accordance with the prudential filters under the CRR.
(j)	As defined in the transitional CRR provisions, in 2014 the Group deducts 20% of the defined-benefit pension fund assets included in the balance sheet item other assets (3), net of the associated deferred tax liabilities (5).
(k)	Deduction of non-monetisable deferred tax assets arising from temporary differences (2), net of the associated deferred tax liabilities (5), that exceed the limit of 10% of CET1 capital net of applicable regulatory adjustments, as established in the transitional provisions of the CRR. In accordance with these transitional provisions, in 2014 the Group deducts 0% and 20% of these tax assets generated, respectively, before and after 31 December 2013.
(l)	The unrealised gains on available-for-sale financial assets, included in the valuation adjustments items of the balance sheet (12 and 13), amount to EUR 1,650 million at 31 December 2014. In accordance with the transitional CRR provisions, the Group includes 0% of that amount in 2014.
(m)	AT1 instruments included in subordinated liabilities on the balance sheet (4) that qualify for inclusion in regulatory capital under the CRR. For details the of issues included, see Appendix II, “Capital instruments’ main features template” (“Additional Tier 1 capital” in the “Post-CRR transitional rules” field).
(n)	AT1 instruments included in subordinated liabilities on the balance sheet (4) subject to phase-out (grandfathering). For details of the issues included, see Appendix II, “Capital instruments’ main features template” (“Additional Tier 1 capital” in the “CRR transitional rules” field).
(o)	AT2 instruments issued by the parent company and included in subordinated liabilities on the balance sheet (4) that meet the eligibility criteria established in the CRR. For details of the issues included, see Appendix II, “Capital instruments’ main features template” (“Tier 2 capital” in the “Post-CRR transitional rules” field issued by the parent or SPVs belonging to the parent).
(p)	This heading contains Tier 2 capital instruments issued by subsidiaries of the Group, included for accounting purposes in subordinated liabilities on the balance sheet (4), subject to phase-out (grandfathering). In addition, it includes Tier 2 capital instruments that qualify as AT1 capital during the transitional period. For details of the issues included, se Appendix II, “Capital instruments’ main features template” (“Tier 2 capital” in the “Transitional CRR rules” field, less Additional Tier 1 capital in the “Transitional CRR rules” field that is also “Tier 2 capital” in the “Post-transitional CRR rules” field).
(q)	AT2 instruments issued by subsidiaries of the Group and included in subordinated liabilities on the balance sheet (4) that meet the eligibility criteria established in the CRR. For details of the issues included, see Appendix II, “Capital instruments’ main features template” (“Tier 2 capital” in the “Post-transitional CRR rules” field issued by the subsidiaries of the Group).
(r)	Consists of the general credit risk adjustments, up to a maximum of 1.25%, of risk-weighted exposures calculated under the standardised approach, plus any excess of the adjustments for general and specific risk over the expected loss, up to a maximum of 0.6% of risk-weighted exposures calculated under advanced measurement approaches.

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Appendix III: Glossary

Advanced IRB approach: all the credit risk parameters are estimated internally by the entity, including the CCFs for calculating the EAD.

AQR (Asset quality review): asset quality review exercise performed by the European Central Bank.

Asset liability management (ALM): a series of techniques and procedures to ensure correct decision-making on investments and funding at the entity, taking into consideration the interrelation between the various on- balance-sheet and off-balance-sheet items.

Asset securitisation: a financial mechanism that consists of converting certain assets into fixed-income securities that can be traded on a secondary securities market.

Back-testing: the use of historical data to monitor the performance of the risk models.

Basel III: a set of amendments to the Basel II regulations published in December 2010, scheduled to take effect in January 2013 and to be gradually implemented until January 2019.

BIS: Bank for International Settlements.

CBE 3/2008: Bank of Spain Circular of 22 May 2008 on the calculation and control of minimum capital requirements.

CBE 9/2010: Bank of Spain Circular of 22 December 2010 amending Circular 3/2008.

CBE 4/2004: Bank of Spain Circular of 22 December 2004 on public and confidential financial reporting standards and model financial statement forms.

Central Counterparty Clearing House (CCP): entity defined in article 2.1 of Regulation (EU) no. 648/2012.

CET1 (Common Equity Tier 1): the highest quality capital of a bank.

CoCos (Contingent Convertible Bonds): debt securities that are convertible into capital if a specified event occurs.

Common equity: a capital measure that considers, among other components, ordinary shares, the share premium and retained profits. It does not include preference shares.

Concentration risk: the risk of loss due to large exposures to a small number of debtors to which the entity has lent money.

Confidence level: in the context of value at risk (VaR) and economic capital, this is the level of probability that the actual loss will not exceed the potential loss estimated by value at risk or economic capital.

Counterparty credit risk: the risk that a counterparty will default on a derivatives contract before its maturity. The risk could arise from derivatives transactions in the trading portfolio or the banking portfolio and, as with other credit exposures, it is subject to a credit limit.

Credit conversion factor (CCF): a conversion factor used for converting off-balance-sheet credit risk balances into credit exposure equivalents. Under the AIRB approach the Group applies the CCFs in order to calculate the EAD value of the items representing contingent liabilities and commitments.

Credit default swap: a derivatives contract that transfers the credit risk of a financial instrument from the buyer (who receives the credit protection) to the seller (who guarantees the solvency of the instrument).

Credit risk: the risk that customers are unable to meet their contractual payment obligations. Credit risk includes default, country and settlement risk.

Credit risk mitigation: a technique for reducing the credit risk of a transaction by applying coverage such as personal guarantees or collateral.

CRR (Capital Requirements Regulation) and CRD IV (Capital Requirements Directive): directive and regulation transposing the Basel II framework into European Union law.

Default risk: the risk that counterparties will not meet their contractual payment obligations.

Derivatives: financial instruments that derive their value from one or more underlying assets, e.g. bonds or currencies.

Downturn LGD (DLGD): the LGD estimated in adverse economic conditions.

DTA: deferred tax assets.

EBA: European Banking Authority. Created in 2010, it entered into operation in 2011. The EBA acts as a coordinator between the national entities responsible for safeguarding values such as the stability of the financial system, transparency of markets and financial products, and the protection of bank customers and investors.

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ECAI: External Credit Assessment Institution, such as Moody’s Investors Service, Standard & Poor’s Ratings Group and Fitch Group.

Economic capital: the figure that demonstrates to a high degree of certainty the quantity of capital resources that the Group needs at a given point in time to absorb unexpected losses arising from its current exposure.

EDTF (Enhanced Disclosure Task Force): task force that issues recommendations to enhance the transparency of financial institution disclosures to the market.

ESRB (European Systemic Risk Board): the body that has been charged with macroprudential supervision of the financial system in the European Union in order to contribute to preventing or mitigating to systemic risks to financial stability.

Expected loss (EL): a regulatory calculation of the average amount expected to be lost on an exposure, using a 12-month time horizon. EL is calculated by multiplying probability of default (a percentage) by exposure at default (an amount) and LGD (a percentage).

Exposure: the gross amount that the entity could lose if the counterparty is unable to meet its contractual payment obligations, without taking into consideration any guarantees, credit enhancements or credit risk mitigation transactions.

Exposure at Default (EAD): the amount that the entity could lose in the event of counterparty default.

FEVE: Spanish acronym for “firmas en vigilancia especial”, that is, companies on special watch.

FSB (Financial Stability Board): international institution that monitors and makes recommendations on the global el financial system.

GHOS (Group of Governors and Heads of Supervision): supervisory body of the Basel Committee.

Global rating tools: these assign a rating to each customer using a quantitative or automatic module.

G-SIB (Global Systemically Important Bank) or SIFI (Systemically Important Financial Institution): financial institutions which, because of their size, complexity and systemic interconnectedness, if allowed to fail could cause major disruptions to the financial system and economic activity.

ICAAP: internal capital adequacy assessment process.

Implicit LGD: this is used to back-test the regulatory LGD estimates. It is based on taking NPLMV as proxy for the Observed Loss, and then dividing the Observed Loss by the PD gives an implicit or observed LGD that can be compared to the regulatory LGD.

Interest rate risk: exposure of the bank’s financial position to adverse movements in interest rates. Acceptance of this risk is a normal part of the banking business and can be a source of significant returns and creation of shareholder value.

Internal ratings-based approach (IRB): an approach based on internal ratings for the calculation of risk-weighted exposures.

Internal validation: a pre-requisite for the supervisory validation process. A sufficiently independent specialised unit of the entity obtains an expert opinion on the adequacy of the internal models for the relevant internal and regulatory purposes, and issues a conclusion on their usefulness and effectiveness.

IRP: This report, titled Pillar III Disclosures in the English version. (the acronym is for the Spanish Informe de Relevancia Prudencial).

ISDA (International Swaps and Derivatives Association): OTC derivative transactions between financial institutions are usually carried out under a master agreement established by this organisation which details the definitions and general terms and conditions of the contract.

LDP: low-default portfolio.

Liquidity risk: the risk that the Group might be unable to meet all its payment obligations when they fall due or might only be able to meet them at an excessive cost.

Loss Given Default (LGD): the portion of EAD not recovered at the end of the loan recovery process. It is equal to 1 minus the recovery rate (i.e.: LGD = 1 - recovery rate). The definition of loss used to estimate LGD must be a definition of economic loss, not an accounting loss.

LTV (Loan to value): amount of credit extended / value of guarantees and collateral.

Mark-to-market approach: in regulatory terms, an approach for calculating the value of the credit risk exposure of counterparty derivatives (present market value plus a margin, i.e. the amount that takes into consideration the potential future increase in market value).

Market risk: the risk arising from uncertainty regarding changes in market prices and rates (including interest rates, share prices, exchange rates and commodity prices), the correlations between them and their levels of volatility.

Model validation: the process of assessing the effectiveness of a credit risk model using a pre-defined set of criteria, such as the model’s discriminatory power, the appropriateness of the inputs and expert opinions.

Net stable funding ratio (NSFR): amount of available stable funding relative to the amount of required stable funding. For more details, see the Basel Committee document Basel III: the net stable funding ratio.

Netting: a bank’s ability to reduce its credit risk exposure by setting off the value of its rights against its obligations with the same counterparty.

Non-standardised customers: customers who have been assigned a risk analyst due to the risk assumed. This category includes wholesale banking customers, financial institutions and certain enterprises in retail banking.

Operational risk: the risk of incurring losses with regard to employees, contractual specifications and documentation, technology, infrastructure failures and disasters, projects, external influences and customer relations. This definition includes legal and regulatory risk but does not include business and reputational risk.

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Over-the-counter (OTC): off-exchange, that is, trading done between two parties (in derivatives, for example) without the supervision of an organised exchange.

Pillar I Minimum Capital Requirements: the part of the New Basel Capital Accord that establishes the minimum regulatory capital requirements for credit, market and operational risk.

Pillar II: Supervisory Review Process: an internal capital adequacy assessment process reviewed by the supervisor with possible additional capital requirements for risk that are not included in Pillar I and the use of more sophisticated methodologies than Pillar I.

Pillar III: Market Discipline: this pillar is designed to complete the minimum capital requirements and the supervisory review process and, accordingly, enhance market discipline through the regulation of public disclosure by the entities.

Point-in-time (PIT) PD: the probability of default at a particular point in time or in particular state of the economic cycle.

Probability of default (PD): this represents the likelihood that a customer or a transaction will fall into default. It is the probability that an event (the default) will occur within a given time horizon.

Qualifying central counterparty (QCCP): a central counterparty that has either been authorised under article 14 of Regulation (EU) no. 648/2012, or been recognised under article 25 of said Regulation.

Rating: the result of the objective assessment of the counterparties’ future economic situation based on current characteristics and assumptions. The methodology for assigning the ratings depends largely on the type of customer and the available data. A wide range of methodologies for assessing credit risk is applied, such as expert systems and econometric methods.

Risk-weighted assets (RWA): calculated by assigning a level of risk, expressed as a percentage (risk weighting), to an exposure in accordance with the relevant rules under the standardised approach or the IRB approach.

Rorac: return on risk-adjusted capital.

Slotting Criteria: an approach used for calculating risk weights for specialised lending exposures, which consists of mapping the internal ratings to five supervisory categories, each with its own specific risk weight.

Special-purpose vehicle (SPV): a company created for the sole purpose of acquiring certain assets or derivative exposures and of issuing liabilities that are associated solely with these assets or exposures.

Standardised approach: an approach for calculating credit risk capital requirements under Pillar I of Basel II. Under this approach, the risk weightings used in the capital calculation are determined by the regulator.

Standardised customers: customers which have not been expressly assigned a risk analyst. This category generally includes individuals, individual entrepreneurs and retail banking enterprises not classified as non-standardised customers.

Stress testing: used to describe various techniques for measuring the potential vulnerability to exceptional but plausible events.

Through-the-cycle (TTC) PD: probability of default adjusted to a full economic cycle. It may be taken as a long-term average of the point-in-time PDs.

Tier I: core capital less hybrid instruments.

Tier II: supplementary capital instruments, mainly subordinated debt and general loan loss allowances, which contribute to the robustness of financial institutions.

TLAC: Total Loss Absorbency Capacity.

TLTRO: Targeted Longer-Term Refinancing Operations.

Unexpected loss: unexpected losses (not covered by allowances) must be covered by capital.

Value at Risk (VaR): estimate of the potential losses that could arise in risk positions as a result of movements in market risk factors within a given time horizon and for a specific confidence level.

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Appendix IV Map for navigating Grupo Santader’s documents with risk management and control information

Map for navigating Grupo Santader’s documents with risk management and control information

Block	Points	Annual Report	Audit Report & Annual accounts	Pillar III
ECB comprehensive assessment	ECB comprehensive assessment	Page 174	Note 54.10	Section 5

Corporate principles	Corporate principles of risk management and control	Page 177	Note 54.1	Section 5

Corporate governance of the risk function	Corporate governance of the risk function	Page 179	Note 54.2	Sections 5 and 6

	Map of risks	Page 182
	Group Wide Risk Management (GWRM)	Page 183
	Risk assessment	Page 183
	Risk appetite and structure of limits	Page 184
Management model and control of risks	Analysis of scenarios	Page 187	Note 54.3	Section 13
	Viability plans and living wills	Page 188
	Independent reporting	Page 188
	Internal control framework	Page 189
	Risk culture	Page 190

Risk environment	Risk environment	Page 192		Section 2

	Introduction to the treatment of credit risk	Page 194
	Main magnitudes and evolution (risk map, evolution, conciliation, geographic distribution and segmentation, management metrics)	Page 194
	Detail of main markets: UK, Spain, Brazil	Page 203
	Other risk credit risk optics (credit risk by activities in financial markets, concentration risk, country risk, sovereign risk and environmental risk)	Page 210	Note 54.4 and other notes and related information
Credit risk	Credit risk cycle (pre-sale, sale and post sale)	Page 218		Sections 7 and 8
	Risk study and process of credit rating, and planning and setting of limits (analysis of scenarios)	Page 218
	Decision on operations (mitigation techniques of credit risk)	Page 219
	Monitoring, measurement and control	Page 220
	Recovery management	Page 222

	Activities subject to market risk and types of market risk	Page 223
	Trading market risks	Page 224
	Main magnitudes and evolution	Page 224
	Methodologies	Page 234	Note 54.5 and other notes and related information
Trading market risk and structural risk	System for controlling limits	Page 235		Section 9
	Structural risk balance sheet	Page 236
	Main magnitudes and evolution	Page 236
	Methodologies	Page 240
	System of control of limits	Page 241
	Pension, actuarial and fiduciary risks	Page 241

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Map for navigating Grupo Santader’s documents with risk management and control information

Block	Points	Annual Report	Audit Report & Annual accounts	Pillar III
	Introduction to the treatment of liquidity and funding risk	Page 245
Liquidity risk and funding	Liquidity management framework. Monitoring and control of liquidity risk (organisational and governance model, analysis of the balance sheet and liquidity risk measurement, management adapted to business needs)	Page 246	Note 54.6 and other notes and related information	Section 10
	Financing strategy and evolution of liquidity in 2014	Page 250
	Funding outlook for 2015	Page 258

	Definition and objectives. Corporate governance and organisational model	Page 259
Operational risk	Risk management model and control of operational risk (management cycle, identification model, measurement and risk assessment, implementation of the model, reporting system)	Page 260	Note 54.7 and other notes and related information	Section 11
	Evolution of the main metrics. Mitigation measures. Business continuity plan	Page 263
	Other aspects of control and monitoring of operational risk	Page 266

	Definitions and objectives. Corporate governance and organisational model	Page 268
	Risk appetite model and regulatory risk assessment exercise	Page 269	Note 54.8 and other notes and related information
Compliance, conduct and reputational risk	Risk management model (anti-money laundering and terrorist financing, marketing of products and services, conduct in the securities markets, corporate defence, relationship with supervisors)	Page 269		Section 12

Model risk	Model risk	Page 274	Note 54.9

Capital management and capital risk control	New regulatory framework	Page 277	Note 54.10 and other notes and related information
	Economic capital	Page 277		Sections 2 and 5
	Planning of capital and stress test	Page 279

Appendix: EDTF transparency	EDTF table of recommendations	Page 281

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Appendix V List of tables

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: July 15, 2015	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer